UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the year ended December 31, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park, MIDC Cross Road No 21,
Andheri (E), Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2008, the Notice of the Annual General Meeting of the Shareholders dated 28th April 2009, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

Unlocking opportunities in challenging times

Annual Report 2008

Contents

Highlights 2008	02
Key Performance Indicators: 2003-08	03
Letter to Shareholders	04
The Road Ahead	09
Unlocking Opportunities in Challenging Times	10
Directors’ Report	16
Corporate Governance Report	25
Standalone Financials under Indian GAAP	43
Management’s Discussion and Analysis of Consolidated Financials under Indian GAAP	87
Consolidated Financials under Indian GAAP	95
Management’s Discussion and Analysis of Consolidated Financials under US GAAP	127
Consolidated Financials under US GAAP (Unaudited)	132
Risk Management	160
Patni World-wide	165
Corporate Information	168

Businesses across the planet are facing an unprecedented financial meltdown. Some organizations that had grown successfully for decades have either ceased to exist or are in serious financial trouble. Most of the economies are either reeling under recession, or, witnessing a dramatic reduction in growth rates. The magnitude and complexity of the current global economic turmoil is so severe that none of the usual solutions to combat slowdown seem to be working. Business managers across the globe are struggling to ensure survival of their organizations.

This is the time when companies need to focus on running an optimized business and evolving new capabilities that will enable them to emerge stronger when the economy starts recovering.

In these challenging economic times, Patni sees opportunities to improve our financial and competitive position through strategic initiatives. The unfavourable conditions also present us an opportunity to craft solutions specially designed to help our customers face the turbulent times. Our intensive campaign against the recessionary pressures aims to ensure that the downturn does not impede our growth.

The resolve to unlock opportunities in challenging times, both for us as well as our clients, will continue to drive us in our quest for success.

Highlights of achievements: 2008

2008 has been a year of volatility and uncertainty leading to an economic downturn that impacted the Indian IT-BPO industry more than expected. At Patni, even as the adverse conditions had a slow-down effect on our operations, we continued to invest in initiatives that we believe will enable us to emerge stronger when the global economy starts recovering. We have reason to remain positive on the long-term prospects of our business.

•        Revenues increased by 8.4% to US$ 718.9 million from US$ 662.9 million in 2007; corresponding net income decreased by 11.0%.

•        100 new clients were added during the year, taking the number of active client relationships to 331; the number of million dollar relationships increased to 92. Percentage of repeat business continued to be stable at 93.0%.

•        Added 14 senior management personnel, some of them being key leadership appointments across our global operations.

•        Inaugurated our first Green Global Delivery Centre in Noida, India. Set up at an investment of over US$ 40 million, the center has a seating capacity of over 3500 in a single shift.

•        Opened a Global Delivery Centre in Mexico.

•        Instituted a ‘Strategic Outsourcing Group’ within Patni to spearhead the ‘large deal pursuit’ efforts within the organization.

•        Earned global certification by SAP for our Application Management Services (AMS), making Patni the only Indian global services AMS partner of SAP currently.

•        Invested in developing newer processes, methodologies, and industry & horizontal focused solutions to strengthen our delivery excellence and differentiate ourselves in the marketplace.

Awards and Recognitions

•        Listed as a ‘NeoIT 2008 Global Services 100 Company’.

•        Listed as a ‘IAOP 2008 Global Outsourcing 100 Company’.

•        Received the ‘Smart Workplace Award 2008’ instituted by Economic Times in association with Intel and Acer.

•        Patni Knowledge Center, Noida was awarded the LEED Platinum rating by the Indian Green Building Council in Oct 2008.

•        Received the ‘2008 Marketing Excellence — Diamond Award’ by ITSMA.

•        Received the ‘Managing Health at Work’ and ‘Innovative Retention Strategy’ awards at the ‘World HRD Congress’ 2008-09, in the regional round under the ‘Employer Branding Category’.

•        Ranked amongst the ‘Top 10 Insurance Technology Vendors’ and 35th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2008’ list.

•        Listed among ‘India’s Top ITes & BPO Companies — 2008’, by Dun & Bradstreet.

•        Listed among Top 10 in ‘F&A BPO Competitive Landscape of Up-and-Coming Players — 2008’, by Gartner.

•        Listed in the ‘Black Book of Outsourcing — 2008’:

•         Ranked among Top 5 ‘Health Insurance BPO Providers’

•         Ranked among Top 10 ‘Total Benefits Administration Providers’

•         Ranked among Top 15 ‘Insurance Industry Vendors offering Comprehensive End-to-end BPO Services’.

Key performance indicators: 2003-08

*

Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations; leading to an increase in gross profit and operating income by approximately US$ 7.0 million, and decrease in net income by US$ 19.9 million.

**

Excluding reversal for prior years’ tax review by IRS of Patni’s US operations; leading to a decrease in gross profit and operating income by approx US$ 2.7m, and decrease in net income by US$ 18.2 million.

Letter to shareholders

Chairman’s review

The macroeconomic environment created by the current recession made 2008 a challenging year for growth. Being an integral part of the global value chain, the recessionary wave sweeping the world has had a direct bearing on the IT-BPO industry in India. Cost-pressures across most of the geographies and industries resulted in intense ‘pricing & volume pressures’, and longer sales cycles. We responded to these challenging times by continuing to emphasize on operating efficiencies and making adaptive organizational and other changes.

Some key changes made during the year:

•        We redefined our vision, mission and values to adapt to the changing industry environment. We strategically changed the definition of our market positioning & differentiation, organizational structure, and growth initiatives. We expect these changes to improver our competitive strength and company performance, and enable us to achieve our growth mission.

•        As part of our transformation program, we continued to invest in three key initiatives:

•       Customer focus and collaboration — We worked on deepening our customer relationships, and developed ACT!Now — a cost transformation program to help our clients transform their business with optimal results.

•       Strengthening our capabilities for competitive differentiation — We focused on integration and consolidation of our collective capability across verticals, horizontals, and centers of excellence to exploit our synergistic potential as an organization. We focused on developing IP-led frameworks, solutions/services and reusable components. We added consulting services and IT transformation services as our offerings.

•       Operational excellence — We focused on operational efficiencies and effectiveness, cost savings, and organizational optimization with absolute rigor.

•        We completed the succession planning process with the appointment of Jeya Kumar as the new Chief Executive Officer. Jeya has more than 25 years of global IT experience, most recently as CEO of Mphasis — a leading IT solutions, services and BPO provider with over 28,000 employees. Prior to Mphasis, Jeya was a Senior Vice-President with Sun Microsystems, heading its US$ 5.2 billion services business, and also a member of their Executive Management Group.

Industry Environment

NASSCOM’s Strategic Review 2008 reports that even during this difficult phase, the Indian IT-BPO software and services industry aggregated revenues of USD 60 billion in FY 2008-09 and generated employment for over 2.23 million people. Export figures reveal that while the US and UK account for nearly 60% and 19%, respectively; Continental Europe chips in 13%; the Asia Pacific region 8%; with the rest of the world at 2%. While the Banking, Financial Services & Insurance segment (BFSI remains the biggest sector, verticals like Hi-Tech, Telecom, Manufacturing and Retail are increasingly gaining share. Indian IT Service providers have evolved from application development and maintenance companies to full-service players providing testing, infrastructure services, consulting and system integration. BPO is the fastest growing segment of the industry, with a 17.5% growth. Additionally, the engineering, R&D and software products segments showed a 14.4% growth in 2008-09.

Even as the economic downturn has compelled organizations to relook at their spending budgets, the advantages of global sourcing are seen as an opportunity to tide over tough times and maintain competitiveness. Global industry analysts report that as discerning organizations understand the value of business-outcome focused outsourcing as against low-cost focused outsourcing, the current recession could create additional opportunities for the global sourcing industry. Strong fundamentals, a robust enabling environment, and enhanced value delivery capability are the hallmarks of the Indian IT-BPO industry. However, increased competition from among other countries in the global sourcing market, calls for concerted efforts to ensure that the country maintains its leadership position.

Corporate Performance

The Company’s 2008 revenues were up by 8.4% at US$ 718.9 million from US$ 662.9 million in 2007. Our net income, excluding hedging loss, grew by 32% at US$ 119.8m. Despite the cost pressure and lower volume growth, we were able to add US$ 149m in cash from operating activities in the year 2008, against US$ 111m in 2007.

We received the ‘Smart Workplace Award 2008’ instituted by Economic Times, and the ‘2008 Marketing Excellence — Diamond Award’ by ITSMA. We also received the ‘Managing Health at Work’ and ‘Innovative Retention Strategy’ awards at the ‘World HRD Congress’ 2008-09.

Building Solutions for Differentiation

During the year, we consolidated and repurposed a number of Business Units (BUs), specifically the Manufacturing, Retail & Distribution (MRD) BU; and the Communications, Media & Utilities (CMU) BU. We also created a single ‘Customer Dynamics & Intelligence’ (CDI) BU by merging the Customer Relationship Management (CRM), Enterprise Integration (EI) and Business Intelligence (BI) service lines. This move was intended to leverage operational efficiencies, and more importantly to utilize the resultant scale and the synergy between the technology practices and common service lines for improved investment and growth opportunity.

Insurance BU continued to retain the distinction of being the ‘highest revenue and highest margin’ business unit in 2008. We succeeded in retaining our preferred vendor status with most of our clients, while we also acquired several new customers with our exclusive value proposition. Our program of

We consolidated and repurposed a number of Business Units to leverage operational efficiencies, and utilize the resultant scale and synergy.

developing solution assets has resulted in a number of processes, methodologies and frameworks which will enable us to provide differentiated solutions for Long-Term Care, New Business Fulfillment and Policy Administration consolidation.

Financial Services (FS) BU continued to implement its strategy of rapidly expanding its customer base while growing industry practices like asset management and benefits administration. We acquired 13 new customers, representing leaders in the banking and investment management segments.

Manufacturing, Retail & Distribution (MRD) BU grew its combined revenues by over 13% in 2008. The client base is now well diversified with five relationships exceeding US$ 10 mil in annual billings. Our relationship with our strategic partner SAP strengthened significantly with the execution of several joint marketing campaigns during the year. We further improved our leadership position in Managed Services engagements. We have now developed a new framework that allows our customers to create a multi-year managed services program for new software development.

Communications, Media & Utilities (CMU) BU grew with a de-risked portfolio of revenue tilting away from our traditional North American base and displayed a stellar growth of 27% in the EMEA region. During 2008, we consolidated our consulting, systems integration and offshore platform into a cohesive unit which is now able to seamlessly deliver services for clients across the complete spectrum of the value chain. Consulting revenues tripled in 2008. CMU’s most notable success, however, was the acquisition of another large European Broadband service provider, which enabled us to secure our first true end-to-end outsourcing and managed service contract which also incorporated complex TUPE operations.

Product Engineering Services (PES) BU did well in sustaining its business engine with revenues, more than 90% of which came from repeat business from diverse industries. The BU now nurtures approximately 90 customer relationships, with the world’s leading R&D and technology enterprises, and OEMs. We continue to maintain our industry leadership position in the Medical, Storage, and Automation domains.

Life Sciences BU started working with several new clients and expanded its relationship with many others. The BU continued to build its deep domain knowledge and bring new offerings to market. Our two new industry solutions: Patni ADEPTTM — an adverse event case processing toolbox, and iCAPA — a NetWeaver-based corrective and preventive action software product show great promise of success. We also built and brought to market a new offering in the LIMS Master Data Management space.

Enterprise Application Solutions (EAS) BU achieved significant wins in high value-add areas like supply network collaboration (SNC), variant configuration (VC), multi-resource scheduling (MRS), complex maintenance repairs & overhaul (CMRO). We further consolidated our position in Application Management Services (AMS) with large deals. As the only Indian global services AMS partner of SAP, currently, we are uniquely placed to jointly partner with SAP to take this offering to their large customer base.

Customer Dynamics & Intelligence (CDI) BU launched multiple solutions catering to telecom, financial services and life sciences industries. Our horizontal CRM & SOA solutions were launched at Oracle Open World. Business Intelligence solutions for predictive analytics and data mining were launched and delivered in collaboration with SAS.

CIS & BPO BU posted a revenue growth of nearly 40% in 2008, added several marquee names to its growing clientele and expanded business in the EMEA region. This consistent growth and performance is a validation of our strategy to stay focused in select areas including complex and high value

We expanded our geographical footprint to get a larger share of revenues from emerging markets in the EMEA and APAC regions.

services and taking integrated IT+ CIS-BPO propositions to the market.

The BU scaled up its Insurance, KPO, telecom, F&A, asset management and integrated help desk practices and also launched new service offerings in the areas of retail banking and asset administration (financial control & reporting) and content management services. We are among the market leaders in select service lines like health insurance, actuarial services, asset management, help desk, analytics and benefits administration.

Infrastructure Management Services (IMS) BU, received noteworthy recognitions and accolades during the year. We were ranked among the ‘Top 10 Best Performers in IT Infrastructure Services’ in the Global Services 100 listing. We were also positioned in the challenger’s quadrant of Gartner’s ‘Magic quadrant for Help Desk Outsourcing Services, North America’ for 2009. The IMS team was applauded by a large media co in the US for its phenomenal contribution in ensuring seamless coverage of key events in the year 2008, such as the Beijing 2008 Olympics, the US Presidential elections and the Super Bowl.

In response to changing market conditions, IMS repackaged its services to RIMO++ and ADM++ with the intent of transitioning operation risks from the customer to Patni. Database Administration, Web Operations and Datacenter Operations continue to be key productized offerings.

Verification & Validation (V&V) BU, a third-party Testing services group, maintained its high-growth trajectory and grew by 33% in 2008. With its Managed Test Center offering, which consolidates various testing projects into one test center, it was able to offer an optimized solution for testing. A key event in the automated testing area was the release of ‘Framework for Accelerated Automation Solution for Testing (FAAST)’, which was developed, piloted and implemented across a few clients.

The Business Process Management (BPM) CoE strengthened its service offerings by expanding its solutions across most leading BPM suite platforms.

The IT Governance CoE grew its footprint by launching innovative solutions specifically ‘e-mail plug in on blackberry for HP-PPM & CA-Clarity’, ‘Data archival solution for HP-PPM’ and ‘Workflow maker for HP-PPM’.

Regional Performance

During the year, our strong focus on geographical diversification started yielding results. We expanded our geographical footprint to get a larger share of revenues from emerging markets in the EMEA (Europe, Middle East and Africa) and APAC (Asia Pacific) regions.

US region continued to be the biggest market with a 77% contribution to the total revenues in 2008.

EMEA region’s contribution increased to 17.4% in 2008.

Asia Pacific region registered a 25% growth and contributed 5.6% to the total revenues for the year.

Infrastructure

In 2008, we inaugurated a Green IT-BPO Patni Knowledge Centre in Noida. Set up at an investment of over US$ 40 million (Rs. 175 crores), the centre is spread across 5 acres and has a seating capacity of over 3,500 in a single shift.

The launch of Patni’s first Green centre is a significant step in demonstrating the Company’s commitment to environment conservation and giving employees a healthier and better workplace. The facility is designed and constructed as per the guidelines of LEED (Leadership in Energy and Environmental Design) and has been awarded the LEED Platinum rating.

Over the three decades in the industry, we have built a strong culture, which upholds compliance in letter and spirit.

People Initiatives

As we continued to enhance our strengthened teams and globalize our workforce, several new initiatives were rolled out in the year 2008. Our global team strength stood at 14,894 at the close of 2008. We added 14 senior management personnel at the Vice-President level and above, during the year. ‘Engagement initiatives’ introduced during the year resulted in a sharp dip in our net attrition rate.

The Patni Academy for Competency Enhancement (PACE) and Learning & Development delivered technical, functional & behavioral training of close to 86,000 person days in 2008. Totally, 150 employees have completed their Master’s degree through Patni—BITS collaborative program in Software Engineering.

Global Resources in Technology (GRiT) was launched as a corporate initiative with the primary intent of building the technology competency of the Company, to make us industry leaders. Over 4000 technical professionals were brought under GRiT. Campus Connect programs were launched through the ‘Pledge’ initiative to build focused relationships with select graduate colleges, and to improve the quality of college education for the IT industry.

New Corporate Social Responsibility (CSR) initiatives have renewed the sense of responsibility with the launch of the payroll giving program, blood donation camps and other employee CSR group activities.

Corporate Governance

In the light of the concerns of investors with respect to Corporate Governance issues, I would like to assure all our shareholders that your Company operates with highest standards of conduct for its board, management and employees. Over the three decades in the industry, we have built a strong culture, which upholds compliance in letter and spirit. We have always prided ourselves for setting the highest standards of business ethics in our dealings with all our stakeholders.

Looking Beyond

When the going gets tough, the tough get going. I have great confidence in the spirit of Team Patni. Besides, Jeya Kumar is a seasoned professional with tremendous experience in the services industry, and a strong track record of excellent performance. I am very confident that the Company will continue to flourish under his leadership from here on. I also want to take the opportunity to thank Loek van den Boog who was appointed as Executive Director of the Company in helping me in this succession and also devoting his time to run the operations of the Company during the last 9-12 months.

Despite the all-pervasive recessionary forces that are posing numerous challenges in achieving visibility in business growth and profitability, I am confident that the Company’s efforts led by a transformed, strengthened, and re-energized Team Patni, will yield positive results in the mid-to long-term. I am also confident that Patni will soon regain its position as a strong player in this exciting market.

Regards,

Narendra K. Patni

5 May 2009

Mumbai

The road ahead

Jeya Kumar CEO

The current global macroeconomic challenges and the looming threat that this phenomenon is both multi-faceted and multi-dimensional requiring a longer recovery cycle, are on the top of our minds. The 1991 and the 2001 recessions were largely cyclical downturns, where business activity briefly dived, but rapidly moved back to previous levels. This time it’s more structural. Structural changes will typically cause changes to operating fundamentals globally, and at an industry level. What is most important though is how organizations respond to these changes.

More than three decades ago, Patni pioneered the offshoring industry, and as recent as five years ago we were among the first to augment a vertical focus to expand and deepen our expertise in key industries. These pioneering efforts have laid the foundation for rapid and sustainable growth over the years. In time, this value proposition has quickly matured becoming common benchmarks within the industry. The stage is now set for the next wave which challenges the fundamental paradigms of growth.

We will accelerate our key transformation initiatives driving customer focus and collaboration by strengthening our capabilities for greater competitive differentiation built on our operational excellence. We will be aligned, accountable and accelerate our pace for excellence built on innovative solutions for our customers.

Over the recent years, we have built our IMS and CIS & BPO business units. In the coming years, we will build greater capabilities both organically and by leveraging our alliance ecosystem to bring our value proposition to our customers and our alliance partners. Emerging technologies in cloud computing and business models as in SaaS and eBPO will fundamentally change the game, and the IMS and CIS & BPO business units will be at the forefront of our growth story.

Our PES business, both in its diversity of solutions and depth of innovation is a tremendous growth story by itself. We will extend our solutions more broadly within the industries we serve with greater depth of innovation challenging the fundamentals of design principles to provide more breakthrough solutions.

In the verticals that we currently operate, we will continue our growth momentum growing broadly in the accounts we serve with greater domain expertise. Our domain build-out has been evolutionary and will now need to become more revolutionary to produce the outcomes our customers expect.

Driving all of these efforts is innovation — the core to our future. We are currently in the process of building our Patni Labs as the nerve center of our innovation; bringing our best and brightest together to focus on consolidating our IP, creating frameworks and solutions, and driving repeatability and scale in our delivery. We will start focusing on solutions which will ensure a marginal cost of delivery.

The promise of our legacy and the potential of our future is deeply embedded in our employees. We have built strong technical leadership in our sphere of execution and we also reinforce our sustainability through greater investments in our talent development and management. The Patni Leadership Institute will bring together our employees reinforcing our vision, mission and values with latest management tools and practices to build out a strong management bench-strength to complement our technical leadership.

Our future will be built on the best of our past and the promise to optimize the best of our potential to unleash the power of Patni, and earn our place among the top IT Service players in India and globally.

Unlocking opportunities in challenging times

Just around a year ago, the overall mood of individuals and businesses globally was imbued with optimism, as most economies chugged along comfortably. The retail sector was buoyant, the housing markets were booming, and the banks and financial institutions sizzled with an astounding gush of cash.

In less than a year, through 2008, the financial tsunami struck the US economy, which snowballed into a global recession of epic proportions. In what is described as the most severe recession since the Great Depression of the early 20th century, the mood of business leaders across the globe has shifted from exuberance to pessimism. Such is the economic volte-face, that global companies of iconic stature that once symbolized financial stability and wealth, declared bankruptcy. In general, there is a shift towards a conservative mindset that prefers the option of shoring up savings for survival rather than pumping in investments to resume the quest for growth. However, we at Patni are adopting a different approach. We are determined to take measures that will help us maintain competitiveness in the current year and take a head start when the economy turns the corner.

An optimist sees not just the cloud but also the silver lining.

Developing a strategic architecture

While the organization is in good financial health, we saw the need to regenerate our core strategies in order to defy gravity and prevent the Company from plummeting into a downward spiral of negative growth. The executive leadership has redefined a new vision for the Company. There has been fresh thinking about corporate direction and strategic architecture. A challenge to the assumptions of everybody from the top to the bottom about “who we are, and what we do” precipitated the agenda for change and created a sense of urgency to chalk out a time-bound course of action. We move forward with a clear understanding of how we align resources to the opportunities on the horizon, and reconfigure existing competencies to grab hold of the levers of growth.

Focusing on cost management

In these times of financial squeeze, we are relying on rigorous cost management to protect margins and alleviate liquidity strains. We have initiated programs to identify opportunities to reduce costs, eliminate wastes, improve business velocity and drive significant improvements in productivity and efficiency. Curtailed SG&A expenses, flattened employee pyramid, increased offshore leverage, higher utilisation levels and increased number of fixed-price contracts will help us drive cost-optimisation and margin improvement.

A penny saved is a penny earned.

Harnessing the synergistic potential of our business units

Our customers demand efficiencies, innovation and speed like never before. However, sometimes sub-scale industry practices can be counterproductive in meeting the demands placed by the clients. Recognizing this, we consolidated and reorganized some of our industry practices. We merged the three industry practices focused on communications, media & entertainment, and utilities sectors to form a new business unit. On similar lines, we created another business unit by consolidating the industry practices in manufacturing, retail and logistics & transportation verticals. The key objective was to ensure that the merged industry practices should not skip a beat in terms of their operations or growth, and that the unified business units should emerge stronger and more competitive, with highly differentiated solutions. The consolidation will enable us to leverage operational efficiencies and utilize the resultant scale and synergy to align investments with growth opportunity.

Pursuing operational excellence

This is the time to drive operational efficiencies and effectiveness with absolute rigor. We have adopted automation, standardization and the kinds of engineering and management principles that are traditionally prevalent in manufacturing and supply chains. We expect these to result into best-in-class service delivery, enhanced client satisfaction and improved margins.

The year 2009 is the year of financial discipline, reduction in corporate overheads and organizational optimization. However, we will not roll back the investments earmarked for initiatives that will help drive efficiencies, build new capabilities and generate revenues.

We have set up an enterprise Program Management Office (PMO) for effective governance, efficient financial management, process and tools standardization, project selection for investment prioritization, and project success rate improvement. PatniPLUSTM — our suite of methodologies for application

Tireless striving stretches its arms towards perfection.

development, support, testing and implementation has been effective in driving productivity and quality improvements and ensuring on-time project completion. The Enterprise Risk Management (ERM) cell plays an important role in helping us keep the operational risks under control by providing early warning for effective risk monitoring.

Focusing on client-centricity and collaboration

Client-centric ethos is an effective lever of change. It continues to be a driving force in forging mutually beneficial relationships with our key customers. Our constant endeavor to help clients meet their business objectives through IT initiatives adds to our credibility as a strategic partner. More and more customers are sharing their growth plans and seeking our involvement in pushing their strategic agenda. This has prompted us to shift key skills and decision-making closer to the client and the marketplace.

We have designed an Engagement Excellence Program to create value for our strategic customers. The newly constituted Strategic Outsourcing Group (SOG) manages this program. It has access to frameworks, tools, best practices, and resources across practices and different regions to drive desired business outcome at every stage of an engagement life-cycle. The SOG is poised to start new initiatives that promise to deliver enhanced business value to customers; it will also leverage the Company’s potential to swing multi-million, multi-year deals in our favour.

Aligning solutions and services to market needs

Customers’ wants and demands have changed with economic pressures. In response, we have sharpened our focus on delivering solutions and services that help clients improve business performance and cost competiveness. Our ACT!Now program is aimed at helping clients to transform their cost structures. Through this program, we offer an innovative cost reduction

There’s a way to do it better — find it.

framework that helps add flexibility to cost structures, drive immediate improvements in profits, and create a mid-to-long-term roadmap for sustainable productivity gains. We were quick to respond to the growing concerns of our clients and prospects regarding vendor stability and introduced the ‘Lift & Shift’ model for vendor replacement.

Our capacity to innovate does not end with this. We have designed a host of solutions that will help clients do more with their shrinking IT budgets. The value proposition of these solutions rests on the plank of cost reduction and business results. A retooled framework for application management enables our clients to drive continuous service improvements while realizing recurring cost savings during the engagement life-cycle. Our other cost optimization offerings include managed testing services, managed data center operations, remote infrastructure management services, BI spend rationalisation services, and integrated global support services. We have restructured the entire portfolio of our infrastructure management services in response to the imminent need to align IT spending with business outcomes.

We leverage our alliances and partnerships to create value for our customers and jointly pursue opportunities in the marketplace. Our new industry solutions, PatniADEPTTM — an adverse event case processing toolbox, iCAPA — solution for corrective and preventive action and inventory liability and risk management dashboards, have a short payback period and promise to drive bottom-line improvements for our clients.

Besides re-orienting, retooling and realigning services and solutions, we are equipped with innovative pricing models, service delivery mechanisms, solution accelerators and business case driven methodology for ROI justification.

Creating a lasting people advantage

Intellectual and emotional commitment is imperative to see us through these uncertain times. In the current year, we are focusing on competency development, employee engagement, performance management and talent demand & supply synchronization. Given the market conditions we are cautiously conservative in hiring, but we will continue to make investments in training programs aimed at developing technical and professional competencies.

Through our ‘Global Resources in Technology’ (GRiT) and ‘Patni Academy for Competency Enhancement’ (PACE) programmes, including several new ‘employee engagement’ initiatives, we are focused on securing the intellectual and emotional commitment of our people to fuel the engine of our revenue growth.

Driving a culture of accountability

As the economic climate becomes more challenging, there is a renewed emphasis on accountability. We recognise the fact that only when we assume full accountability for our beliefs, actions, and results, can we control our own destiny. Hence, we are consciously promoting a culture of accountability in which everyone in the company becomes accountable for producing the results the company must achieve. We believe that the culture of accountability will help us stimulate growth, spur innovation, and align with the needs and wants of clients. Going forward, it is going to be a fundamental work ethos that will not change.

At a time when the consequences of the economic crisis are hard hitting, we have strengthened our resolve to reverse the impact. This confidence does not stem from anxiety but builds from our deep-rooted conviction in the capabilities and competitive assets of Patni.

Accountability fosters

result-orientation.

When opportunity meets

preparation, together they

breed success!

Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Thirty First Annual Report together with the Audited statements of Accounts for the year ended 31 December 2008:

Financial Results:

	31 December 2008	31 December 2007
	(Rs. in million)	(Rs. in million)
Sales	15,410	11,717
Resulting in Profit Before Tax	4,132	4,357
Profit After Tax	3,892	3,875
Profit available for appropriation after adding to it Previous Year’s Brought Forward	16,298	13,302
Appropriated as under:
Adjustment on account of employee benefits	—	7
Transfer to General Reserve	389	388
Final Proposed Dividend on Equity Shares @ 150% (Previous Year 150%)	385	418
Corporate Tax on above Dividend	65	83
Balance Carried to Balance Sheet	15,459	12,406

Board of Directors

(Left to Right - Top Row)

Louis Theodoor van den Boog Non-Executive Director

Ramesh Venkateswaran Independent Director

Abhay Havaldar Alternate Director to William O. Grabe

Ashok K. Patni Non-Executive Director

Gajendra K. Patni Non-Executive Director

William O. Grabe Non-Executive Director

(Left to Right – Bottom Row)

Pradip Shah Independent Director

Arun Maira Independent Director

Arun Duggal Independent Director

Michael A. Cusumano Independent Director

Narendra K. Patni Chairman

Executive Leadership Team

Jeya Kumar Chief Executive Officer	Ajay Chamania Executive Vice-President, Global Head — Product Engineering Services	Sunil Chitale Executive Vice-President, Global Head — Industry Solutions & Delivery	Satish Joshi Executive Vice-President, Global Head — Horizontal Solutions & Delivery, Global Technology Head

Vijay Khare Executive Vice-President, Global Head — Delivery Excellence	Rajesh Padmanabhan Executive Vice-President, Global Head — Human Resources	Anirudh Patni Senior Vice-President (Strategy & Corporate Development)	Surjeet Singh Chief Financial Officer, Chief of Operations

Brian Stones Executive Vice-President, Regional Head — EMEA	Ajit Yadav Executive Vice-President, General Counsel

Realizing Our Vision

Our Vision “To be a trusted partner, powered by passionate minds, creating innovative options to excel.”

Our Values

Passion

Zeal to exceed expectations by challenging the status quo.

Honesty & Integrity

Driving all actions based on openness, trust and ethical conduct.

Operational Excellence

Striving for excellence with an operating discipline, benchmarked with the best globally.

Innovation

Creating innovative solutions for success.

Accountability

Taking ownership and delivering on commitments.

Customer Centricity

Ensuring customer delight. Always.

Our Stakeholders

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2008 amounted to Rs. 15,410 million as against Rs. 11,717 million for the corresponding period last year, registering a growth of about 32%. The Company has posted the Net Profits after tax to Rs. 3,892 million as compared with Rs. 3,875 million for the corresponding period last year, registering a growth of about 0.44% for the year ended 31 December 2008. Even on consolidated basis, revenues were increased in the current year 2008 by 16% to Rs. 31,173 million from Rs. 26,885 million in 2007. The net income decreased by 9%.

Dividend

Your Directors are pleased to recommend the payment of dividend for the year ended 31 December 2008 at Rs. 3 (Rupees Three only) per share (150 percent) on face value of Rs. 2 [Previous year Rs. 3 per share (150 percent)], subject to approval of Members at the ensuing Annual General Meeting.

Economic Scenario and Outlook

The year 2008 was unparalleled, with the unfolding of an unprecedented financial crisis on Wall Street. Falling property prices, coupled with massive leveraging, sparked off the sub-prime crisis in the housing mortgage sector in the US. Due to tight integration of the financial markets across the world, this contagion has spread to the global banking sector. Finally, this has traversed from the financial to the real estate sector, and has precipitated into a global economic slowdown.

The global financial situation is uncertain as the financial markets in major advanced economies are in a tailspin, causing dramatic reversals in investment flows to emerging economies like our country. Growth rates in the industrial economies have turned negative, forcing a liquidity crunch. It now appears that the recession will be deeper and the recovery will take longer than earlier expected.

The growth prospects of emerging economies such as India have most definitively been undermined by the ongoing crisis and the resilience of the Indian economy is being tested like never before. There is evidence of a slowdown in the economy with moderation of real GDP growth in the first half of 2008-09. Industrial activity, particularly in the manufacturing and infrastructure sectors, is decelerating. The services sector including IT, which has been our prime growth engine in the past five years or so, is slowing, mainly in the sub-sectors construction, transport, communication, trade and hotels. For the first time in seven years, exports have declined in absolute terms in the October—December 2008 quarter. The softening demand has dented corporate margins, while the uncertainty surrounding the crisis has affected business confidence.

The Central Government and the Reserve Bank of India have announced fiscal and monetary measures to revive growth. The Government is seeking to boost through various stimulus packages by way of enhanced expenditure on infrastructure and through tax reductions. The central bank has progressively lowered benchmark rates to infuse liquidity in the system and spur consumers to borrow. However, business confidence and economy may take a while to rebound due to the traditional lag effect associated with stimulus packages.

Our Business Overview

Your Company is one of the leading providers of information technology services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. Your Company addresses its clients’ needs with its global delivery model, through which it allocates resources in a cost-efficient manner using a combination of onsite client locations in USA, Europe, Japan, Asia Pacific and Rest of the world and offshore locations in India (your Company believes that its domain expertise is integral to its delivery competence). Overall, your Company derives significant strength from its focused industry expertise, successful client relationships, extensive suite of IT services, delivery and operational excellence, highly experienced management team, and dedicated and highly skilled delivery professionals.

Business Segments

Your Company offers its services to customers through industry practices in insurance, manufacturing, financial services and telecommunications, as well as in other industries. Your Company also has technology practices that offer services in product engineering and for Independent Software Vendors (ISVs). Both industry practices and technology practices are complemented by service lines, which are developed in response to client requirements and technology life cycles. Your Company’s range of services includes application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services.

Customer Relationships

Your Company has always demonstrated the ability to build and manage relationships with some of the world’s largest and best known companies. Our strategy to diversify our revenue profile is on course. In keeping with our thrust to diversify our revenue profile, our top client contribution towards revenue reduced from 11.8% in 2007 to 10.7% during 2008. Similarly, revenues from top 10 clients reduced from 47.3% in 2007 to 45.6% in 2008. While nurturing long-term relationships with existing customers, your Company has continued to expand its customer base. The Company added 100 new clients during 2008 and its active client base has increased significantly to 331 clients. The number of US$ 1 million client relationships increased to 92 during the year from 84 in previous year. Your Company’s percentage of repeat business continued to be stable at 93.0%. In line with your Company’s strategy to diversify the Company’s geographical profile, EMEA’s (Europe and Middle East) contribution to the Company’s revenues increased to 17.4% in the year 2008 from 16.1% in 2007. Correspondingly APAC’s (Asia Pacific) contribution to the Company’s revenues increased to 5.6% in CY2008 from 4.9% in 2007. Your Company’s strong focus on geographical diversification have started yielding initial results as EMEA region grew 17% while APAC grew more than 25%.

On the industry vertical front, your Company’s Manufacturing and Insurance verticals continued to deliver strong and sustained growth during the year and contributed 25.1% and 24.7%, respectively to the Company’s business, while collectively contributing more than 50% of the Company’s business. Your Company’s focus on expanding the Company’s service offerings continues, with contribution of Application Development & Maintenance reducing to 63.8% in the year 2008 from 64.9% in 2007. During 2008, Package Software implementation, Product Engineering Services, Infrastructure Management Services and BPO contributed 14.5%, 11.2%, 4.9% and 5.6%, respectively.

Sales and Marketing Initiatives

Your Company has further consolidated its go-to-market strategy and sharpened its business focus. As a result, the Company will deliver solutions and services that help clients improve business performance and cost competiveness. The marketing organization has been restructured to focus on strengthening the brand, augmenting the industry services, realigning the value proposition of horizontal services to the imminent needs of the market place, and developing capabilities to capitalize on emerging technology and business trends. The Company’s sales teams have been organized around vertical segments in global markets driven by scale considerations. This has enabled the mirroring of the verticalized structure of the solution and delivery units so that they operate in a ‘two-in-a-box’ model to ensure optimal collaboration. The Company has continued to invest in strengthening an in-market presence of industry experts and solution architects. Verticals and horizontal service lines have a strong base of experts, who complement the sales efforts in deal pursuit.

Personnel & Performance

Your Company has established a work ethic based on values that transcend across its global operations. The culture is oriented to high growth and performance that allows the Company to attract, motivate and retain high quality talent worldwide. Abilities are recognized with rewards for high performance.

Your Company uses its competitive recruitment program to select talent from India’s premier engineering institutions. An adaptive business model and mature management structure allow aggressive scalability without compromising on flexibility, responsiveness and reliability of services.

On 31 December 2008, the employee strength of your

Company stood at 14,894. The Company added 14 senior management personnel at the Vice-President level and above, during the year.

Facility Expansion

In view of the anticipated growth in business and expansion of employee base, your Company is investing in new high-tech facilities. In 2008, your Company inaugurated a Green IT-BPO Patni Knowledge Centre in Noida. Set up at an investment of over US$ 40 million (Rs. 175 Crores), the centre is spread across 5 acres and has a seating capacity of over 3,500 in a single shift.

The launch of Company’s first Green centre is a significant step in demonstrating your Company’s commitment to environment conservation and giving employees a healthier and better workplace. The facility is designed and constructed as per the guidelines of LEED (Leadership in Energy and Environmental Design) and has been awarded the LEED Platinum rating.

Corporate Developments & Accolades

Your Company was ranked amongst the ‘Top 10 Insurance Technology Vendors’ and 35th amongst the ‘top technology providers for financial institutions’ in the ‘FinTech 100 - 2008’ list.

Your Company received the ‘2008 Marketing Excellence — Diamond Award’ by ITSMA.

Patni Knowledge Center (PKC), Noida was awarded the LEED Platinum rating by the Indian Green Building Council in Oct 2008.

Your Company received the ‘Smart Workplace Award 2008’ instituted by Economic Times. The Company also received the ‘Managing Health at Work’ and ‘Innovative Retention Strategy’ awards at the ‘World HRD Congress’ 2008-09.

Patni ESOP 2003 (Revised 2008)

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. Under the Plan, the Company is authorised to issue 11,142,085 equity shares of Rs. 2/- each upon the exercise of options granted to employees and / or directors of the Company and its subsidiaries. As these Options were issued on market related prices, the recent fall in the prices in general and the information technology companies shares in particular, the options granted to the employees have become unattractive. In order to compensate such loss of opportunity, the Board proposes to grant Options at the revised price as Restricted Stock Options (RSUs) to the employees who are holding the Options granted earlier and also fresh options to the employees. It is now proposed to increase the Options available under the Patni ESOP — (Revised — 2008). The necessary resolutions seeking the consent of the members are being sought as proposed in the notice convening the Annual General Meeting.

The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Guidelines. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Americas, Inc. (formerly Patni Computer Systems, Inc), Patni Computer Systems (UK) Limited and Patni Computer Systems GmbH and Patni Computer Systems Brasil Ltda.

During the year, the Company set up the wholly owned subsidiary in Mexico viz. PCS Computer Systems Mexico S.A.

Patni Telecom Solutions, Inc. and Patni Life Sciences, Inc are the subsidiaries of Patni Americas, Inc., Company’s one of the main subsidiaries.

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

During the year, Patni Computer Systems (UK) Limited set up a subsidiary in Czech Republic viz. Patni Computer Systems (Czech) s.r.o.

In view of the above and by virtue of Section 4 of the Companies Act, 1956 the Company has following ten subsidiaries (Collectively to be referred as “Subsidiary Companies”) i) Patni Americas, Inc.; ii) Patni Computer Systems (UK) Limited; iii) Patni Computer Systems GmbH; iv) Patni Computer Systems Brasil Ltda; v) PCS Computer Systems Mexico S.A.; vi) Patni Telecom Solutions, Inc.;

vii) Patni Telecom Solutions (UK) Limited; viii) Patni Telecom Solutions (P) Limited; ix) Patni Life Sciences, Inc.; and x) Patni Computer Systems (Czech) s.r.o.

The Company has been granted exemption for the year ended 31 December 2008 by the Ministry of Corporate Affairs vide its letter dated 24 April 2009 from attaching to its Balance Sheet, the individual Annual Reports of each of its Subsidiary Companies. As per the terms of the said letter, a statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2008 is included in the Annual Report. The annual accounts of Subsidiary Companies and the related detailed information will be made available to any member of the Company / its Subsidiary Companies seeking such information at any point of time and are also available for inspection by any member of the Company / its Subsidiary Companies at the Registered Office of the Company. The annual accounts of the said Subsidiary Companies will also be available for inspection, as above, at the registered offices of the respective Subsidiary Companies.

Directors

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Pradip Shah and Mr. Arun Maira are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

Mr. N K Patni has ceased to a Chief Executive Office of the Company with effect from 20 February 2009 and continues to be Chairman of the Company.

The Board of Directors, at its Meeting held on 11 February 2009, had appointed Mr. Jeya Kumar as a ‘Manager’ (designated as ‘Chief Executive Officer’) under the provisions of the Companies Act, 1956. Mr. Jeya Kumar has assumed the office of the Chief Executive Officer w.e.f. 20 February 2009. Mr. Jeya Kumar will be inducted into the Board of the Company in accordance with provisions of Articles of Association of the Company. The Company has received a notice under section 257 of the Companies Act,1956 proposing the candidature of Mr. Jeya Kumar for the office of the Director. The Board supports the said resolution.

Mr. Louis Theodoor van den Boog has resigned as an Executive Director of the Company and accordingly ceased to be Executive Director w.e.f. 20 February 2009. However, he continues to act as Non Executive Director on the Board of Directors of the Company.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance requirements which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of the revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and the certificate from the Company’s Auditors on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the Public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s B S R & Co., Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. It is proposed to reappoint them as the statutory auditors of the Company until the conclusion of the next Annual General Meeting. M/s B S R & Co., have, under section 224(1) of the Companies Act, 1956, furnished the certificate of their eligibility for reappointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:

(a)	in the preparation of the annual accounts, the accounting standards have been followed and that there are no material departure;

(b)

they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2008 and the Profit of the Company for the period 1 January 2008 to 31 December 2008;

(c)

they have taken Proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

(d)	they have prepared the annual accounts on a going concern basis.

Conservation of Energy, Technology Absorption And Foreign Exchange Earnings / Outgo:

A)  Conservation of Energy

Your Company consumes electricity mainly for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B)  Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C) Foreign Exchange Earnings/Outgo

Earnings in Foreign Currency	31 December 2008
on account of:	(Rs. in million)
Export Sale	15,190
Others	137
Total Earnings	15,327

Expenditure in Foreign Currency	31 December 2008
on account of:	(Rs. in million)
Traveling Expenses	183
Overseas Employment Expenses	1,746
Professional Fees & Consultancy Charges	370
Subscription & Registration Fees	3
Other Matters	217
Total Expenditure	2,519
Net Earnings in Foreign Currency	12,808

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Narendra K. Patni	Gajendra K. Patni
Chairman	Director

Date: 28 April 2009

Annexure to the Directors’ Report — ESOP

Information as on 31 December 2008

(Currency: Rs. in thousands except share data)

			As of 31 December 2008
(a)	No. of options granted		10,764,992	*
(b)	Pricing formula		As per market price as defined in SEBI guidelines on ESOP or on face value of equity shares
(c)	Options vested		5,585,560	**
(d)	Options exercised		1,913,540
(e)	The total number of shares arising as a result of exercise of option		1,913,540
(f)	Options lapsed		2,550,625	***
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		323,347
(i)	Total number of options in force;		6,300,827
(j)	Employee wise details of options granted to;-
	(I)	senior managerial personnel during the year;	Refer Table 1
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Refer Table 2
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;	Nil

Table 1

Employee Name	Equity Options Granted
Mr. Surjeet Singh	800,000
Mr. Rajesh Padmanabhan	50,000
Mr. Louis Thodoor van den Boog	96,000
Mr. Ajit Yadav	30,000

Table 2

Employee Name	Equity Options Granted
Mr. Surjeet Singh	800,000
Mr. Louis Thodoor van den Boog	96,000

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	28.65
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported	3,891,537
	Add Stock based employee compensation deteremined under the intrinsic value method	268
	Less Stock based employee compensation deteremined under the fair value method	87,604
	Pro-forma profit	3,804,201

			As of 31 December 2008
	Reported earnings per equity share of Rs. 2 each
	- Basic		28.70
	- Diluted		28.65
	Pro-forma earnings per equity share of Rs. 2 each
	- Basic		28.06
	- Diluted		28.01
(m)	Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price or is less than the market price of the stock****
	Weighted average exercise price	- Equity	Rs. 160.86
	Weighted average fair value	- Equity	Rs. 124.70
	Weighted average exercise price	- ADR	US$ 18.42
	Weighted average fair value	- ADR	US$ 7.43
(n)

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for Equity linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield		0.68% - 1.09%
	Weighted average dividend yield		0.93%
	Expected life		3.5 - 6.5 years
	Risk free interest rates		7.10% - 7.37%
	Expected volatility		33.01% - 39.45%
	Weighted Average Volatality		37.35%

The price of the underlying share in market at the time of option grant

Grant Date	Price (Rs.)
2 January 2008	331
25 November 2008	112

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for ADR linked options which are in accordance with SEBI Guidelines on ESOP

Dividend yield	0.68%
Weighted average dividend yield	0.68%
Expected life	3.5 - 6.5 years
Risk free interest rates	3.04% - 3.51%
Expected volatility	41.36% - 44.76%
Weighted average volatility	42.90%

The price of the underlying ADR in market at the time of option grant

		Grant Date	Price (Rs.)
		2 January 2008	$16.56
(o)	Ratio of ADS to Equity Shares	1 ADR = 2 Shares

*	Including options granted to employees, who have then seperated.
**	Net of options lapsed.
***	As per the plan, in the event of resignation from employment, the options lapse for individual employee. However, the said options are available to Company for reissue.
****	For options outstanding only.

Disclosures required under Clause 12.2 of SEBI ESOP Guidelines

(Currency: Rs. in thousands except share data)

		As of 31 December 2008
(a)	No. of options granted	2,743,400
(b)	Pricing formula	The Company was not publicly listed as on the date of grant of stock options. The stock options were granted at the Fair Market Value as determined by an independent agency.
(c)	Options vested	2,198,624	**
(d)	Options exercised	1,673,099
(e)	The total number of shares arising as a result of exercise of option	1,673,099
(f)	Options lapsed	544,776
(g)	Variation of terms of options	N/A
(h)	Money realized by exercise of options;	242,599
(i)	Total number of options in force;	525,525
(j)	Employee wise details of options granted to;-
	(I) senior managerial personnel;	Refer Table 1
	(II) any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil

(III)  identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant;

		Nil

Table 1

Employee Name	Granted
Satish M. Joshi	62,000
Deepak Sogani	52,600
Sunil Chitale	37,200
Milind S. Padalkar	31,700
Nand Kumar S. Pradhan	18,000
Milind Jadhav	19,000
Douglas W. Fallon	25,000
Sukumar G. Namjoshi	20,000
Vijay P. Khare	63,300
Ajay Chamania	34,700
Sanjiv Kapur	20,000
C. R. Krishna Shastri	30,100
Kiran Patwardhan	17,000
Mrinal R. Sattawala	58,300
Sumedh Mehta	25,000
Parag S. Patel	15,000

(k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’	28.65
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported	3,891,537
	Add Stock based employee compensation deteremined under the intrinsic value method	—
	Less Stock based employee compensation deteremined under the fair value method	—
	Pro-forma profit	3,891,537
	Reported earnings per equity share of Rs. 2 each
	- Basic	28.70
	- Diluted	28.65
	Pro-forma earnings per equity share of Rs. 2 each
	- Basic	28.70
	- Diluted	28.65
(m)	Weighted-average exercise prices and weighted-average fair values of options, separately for options whose exercise price either equals or exceeds or is less than the market price of the stock
	Weighted average exercise price	Rs. 145
	Weighted average fair value	Rs. 20.11
(n)	The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions which are in accordance with SEBI Guidelines on ESOP
	Dividend yield	0.41%
	Expected life	2-5 years
	Risk free interest rates	4.75% - 4.90%
	Volatility	Nil
12.3

As the company follows intrinsic method for accounting for compensation cost there is no impact on profits and the basic and diluted EPS, as the excercise price and market price on date of grant is the same. Further, all options under the grant have been fully vested as of 31 Dec 2007.

** Net of options lapsed.

Corporate Governance Report

Your Company has complied, in all material respects, with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1. Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of directors wherein, half of the Board comprises Independent Directors.

At present, the Board comprises ten members. The relevant details in respect of the existing composition of the Board are furnished below.

Name of the director	Position / Category	Number of directorships in other companies*
Mr. Narendra K Patni(1)	Chairman	4
Mr. Gajendra K Patni(2)	Non-Executive Director	2
Mr. Ashok K Patni(2)	Non-Executive Director	2
Mr. William O Grabe(3)	Non-Executive Director	6
Mr. Louis Theodoor van den Boog(4)	Non-Executive Director	4
Mr. Arun Duggal	Independent Director	9
Mr. Pradip Shah	Independent Director	17
Mr. Ramesh Venkateswaran	Independent Director	—
Dr. Michael A Cusumano	Independent Director	1
Mr. Arun Maira	Independent Director	4

(1)     Mr. Narendra K Patni is promoter and Chairman.

(2)     Promoter.

(3)     Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

(4)     Resigned as an Executive Director w.e.f. 20 February 2009.

*            This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

Changes in composition of the Board during the year ended 31 December 2008.

•  Mr. Arun Duggal and Mr. William O Grabe were subsequently reappointed as a director (liable to retire by rotation) at the Annual General Meeting held on 26 June 2008.

2. Number of Board Committees of the Company and of other companies on which directors are Member or Chairman.

Name of the director	Number of board committees on which Chairman	Number of board committees on which Member	Number of board committees of other companies on which Chairman	Number of board committees of other companies on which Member
Mr. Narendra K Patni	NIL	NIL	NIL	NIL
Mr. Gajendra K Patni	NIL	NIL	NIL	1
Mr. Ashok K Patni	NIL	NIL	NIL	1
Mr. William O Grabe*	NIL	1	NIL	NIL
Mr. Louis Theodoor van den Boog	NIL	1	NIL	NIL
Mr. Arun Duggal	1	NIL	1	2
Mr. Pradip Shah	NIL	1	3	5
Mr. Ramesh Venkateswaran	NIL	1	NIL	NIL
Dr. Michael A Cusumano	NIL	NIL	NIL	NIL
Mr. Arun Maira	1	NIL	NIL	NIL

*Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

Note: (As required under the Listing Agreement)

1. For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2. For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Shareholders’ / Investors’ grievance committee alone are considered.

3. Number of board meetings held and the dates on which such meetings were held:

Four board meetings were held during the year ended 31 December 2008 with a time gap of not more than four months between any two meetings and the required information as stipulated under clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 5-7 February 2008, 29-30 April 2008, 23-24 July 2008, and 22-23 October 2008.

4. Attendance of each director at the board meetings and the last AGM

Name of the director	Total board meetings held	Total board meetings Attended	Annual general meeting on 26 June 2008
Mr. Narendra K Patni	4	4	✓
Mr. Gajendra K Patni	4	4	✓
Mr. Ashok K Patni	4	4	X
Mr. William O Grabe	4	2	X
Mr. Louis Theodoor van den Boog	4	4	✓
Mr. Arun Duggal	4	3	X
Mr. Pradip Shah	4	4	X
Mr. Ramesh Venkateswaran	4	4	✓
Dr. Michael A Cusumano	4	4	X
Mr. Arun Maira	4	3	X
Mr. Abhay Havaldar (Alternate Director to Mr. William O Grabe)	4	2	✓

5. Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2008 as below:

Director	Relationship with other directors	Business relationship with the Company	Loans & advances from the Company	Sitting Fees*	Remuneration*	Commission*

Mr. Narendra K Patni	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Promoter	NIL	NIL	Refer note 3	NIL
Mr. Gajendra K Patni	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Promoter	NIL	Rs. 80,000	Rs. 6,111,888 (Pension)	Rs. 11,100,000
Mr. Ashok K Patni	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Promoter	NIL	Rs. 80,000	NIL	Rs. 11,200,000
Mr. William O Grabe	No	Nominee of strategic investor	NIL	NIL	NIL	NIL
Mr. Louis Theodoor van den Boog	No	None	NIL	Rs. 60,000	Rs. 41,742,555	US$ 16,328
Mr. Arun Duggal	No	None	NIL	Rs. 120,000	NIL	US$ 50,000
Mr. Pradip Shah	No	None	NIL	Rs. 160,000	NIL	US$ 45,000
Mr. Ramesh Venkateswaran	No	None	NIL	Rs. 200,000	NIL	US$ 50,779
Dr. Michael A Cusumano	No	None	NIL	Rs. 120,000	NIL	US$ 40,000
Mr. Arun Maira	No	None	NIL	Rs. 120,000	NIL	US$ 40,970

*Gross amounts subjected to applicable TDS.

Notes:

1.         Payment to Non-Executive Directors:

The Company pays US$ 40,000 as an annual commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all non executive directors, shall not exceed 1% of the net profits of the Company in financial year. The Independent Directors are also paid a sitting fee of Rs. 20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board /Committee meetings. In addition to abovementioned commission, following are entitled for a one time annual commission as under.

•                  The Chairman of the Audit Committee: US$ 10,000 p.a.

•                  Members of the Audit Committee: US$ 5,000 p.a.

•                  The Chairman of Compensation & Remuneration Committee: US$ 5,000 p.a.

•                  The Chairman of Shareholders’ and Investors’ Grievance Committee: US$ 5,000 p.a.

In addition to the above, the Independent Directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2008).

2.    Payment to the Executive Director:

During the year, the Company paid remuneration to its Executive Director within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

During the year, Mr. Louis Theodoor van den Boog was appointed as an Executive Director of the Company w.e.f. 29 April 2008. However, he ceased to be an Executive Director w.e.f. 20 February 2009.

The breakup of remuneration paid to him in capacity of executive director is as under:

Fixed Components
	Salary, Allowances & Perquisites	PF contribution	Pension	Total
Mr. Louis Theodoor van den Boog	Rs. 41,742,555	—	—	Rs. 41,742,555

3. Compensation to Mr. Narendra K Patni:

It was paid by Patni Americas Inc., a wholly owned subsidiary of the Company. The Compensation is as described in footnote 28(1)(a) of the financial statement.

Non-Executive Directors’ Shareholding in the Company for the year ended 31 December 2008

Name of Non-Executive Director	No. of Equity Shares
Mr. Gajendra K Patni#	19,994,302
Mr. Ashok K Patni#	20,614,302
Mr. William O Grabe	Nil
Mr. Louis Theodoor van den Boog*	Nil
Mr. Arun Duggal	Nil
Mr. Pradip Shah	Nil
Mr. Ramesh Venkateswaran	3,400
Dr. Michael A Cusumano	Nil
Mr. Arun Maira#	5,050

# Shareholding includes shares held by their relatives.

* During the year, Mr. Louis Theodoor van den Boog was appointed as an Executive Director of the Company w.e.f. 29 April 2008. However, he ceased to be an Executive Director w.e.f. 20 February 2009.

Stock Options Grant

The Company had introduced PATNI ESOP 2003 for employees of the Company / subsidiaries including non-executive directors of the Company in terms of SEBI Guidelines on ESOP. In pursuance of PATNI ESOP 2003, the Company issued an initial grant of 20,000 options each to the then Independent Directors on 1 July 2004 as approved by the Board at the exercise price of Rs. 254 per share. 25% of the options granted in July 2004 as mentioned above, vested each in July 2005, July 2006, July 2007 and July 2008.

The Board of Directors, at its meeting held on 26 April 2005, approved initial grant of 20,000 options to Mr. Louis Theodoor van den Boog on joining the Board and 5,000 options each to other Independent Directors, at the exercise price of Rs. 381 per share. 25% of the options granted in April 2005 as mentioned above, vested each in April 2006, April 2007, April 2008 and April 2009.

The Board of Directors, at its meeting held on 25 April 2006, approved the grant of 5,000 options each to the then

Independent Directors, at the exercise price of Rs. 458 per share. 25% of the options granted in April 2006 as mentioned above, vested each in April 2007, April 2008 and April 2009.

Subsequent to listing of Company’s ADRs on New York Stock Exchange (NYSE), Members of the Company at their Annual General Meeting held on 21 June 2006, approved the amendment to Patni ESOP 2003 (“Patni ESOP 2003 - Revised 2006”) (“the Plan”) to enable the Company to issue the ADR linked Options upto limits provided in the said shareholders resolutions.

Pursuant to the Plan, Mr. Arun Maira, on joining the Board, was granted 20,000 options at an exercise price of Rs. 336/- per share. The effective date of above grant was 1 July 2006. 25% of the options granted to Mr. Arun Maira vested in July 2007 and July 2008.

The Board of Directors, at its meeting held on 24 April 2007, approved the grant of 5,000 options each to the then Independent Directors, at the exercise price of Rs. 455/- per share. 25% of the options granted in April 2007 as mentioned above vested in April 2008 and April 2009.

The Members of the Company, at their meeting held on 26 June 2008, approved the amendment to the Plan to enable the Company to issue the Restricted Stock Units (RSUs) at an exercise price of Rs. 2 each under the Patni ESOP 2003 — Revised 2008 (the “Revised Plan”).

The Compensation and Remuneration Committee of Directors vide its resolution dated 25 November 2008, approved the grant of 96,000 RSUs to Mr. Louis Theodoor van den Boog, at an exercise price of Rs. 2 per share. None of the RSUs have been vested so far.

All options, except RSUs, have been granted with an exercise price which has been arrived pursuant to the SEBI Guidelines on ESOP. All the options which have been granted, vest in four equal annual instalments beginning one year from the date of grant. The options can be exercised within five years from the date of vesting.

Code of Conduct:

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2008 and a declaration to this effect signed by the CEO of the Company is provided at the end of this report.

Tenure:

As per the provisions of the Companies Act, 1956 and the Articles of Association of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is three years but they are eligible for reappointment.

In accordance with the Articles of Association of the Company, Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni are permanent members of the Board.

Further, Mr. Louis Theodoor van den Boog was appointed as an Executive Director of the Company w.e.f. 29 April 2008. However, he ceased to be an Executive Director w.e.f. 20 February 2009 and he continues to be Non-Executive Director liable to retire by rotation.

B. Audit Committee

1. Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with then corporate governance norms. Subsequently, the Audit Committee was further reconstituted on 30 March 2005 and on 29 April 2008. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

Existing Charter of the Audit Committee, including terms of reference, is as under:

I. Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Patni Computer Systems Limited, (the “Company”), in fulfilling its oversight responsibilities with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the audited financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the Company’s independent auditors’ qualifications and independence, (d) the audit of the Company’s financial statements, and the performance of the Company’s internal audit function and its independent auditors

II. Organization

The Audit Committee shall have minimum of three Directors as its Members. All Member of the Audit Committee shall be independent Directors and shall be financially literate and at least one member shall have accounting or related financial management expertise. The Board shall appoint a chairperson of the Audit Committee and in the absence of such person the members of the Audit Committee shall appoint one of their members present as the Chairman by a vote of the majority of the full Audit Committee. The Chairman of the Audit Committee shall be present at the Annual General Meeting of the Company to answer shareholder queries.

The Audit Committee may invite such of the executives, as it consider appropriate (and Particularly the CFO) to be present at the meetings of the committee, but on occasions it may also meet without the presence of any executives of the company. The CFO, head of Internal Audit and representative of the Statutory Auditor may be present as invitees for the meetings of the Audit Committee.

III. Meetings

The Audit Committee should meet at least four times in a year and not more than four months shall elapse between two meetings. The Quorum shall be either two members or one third of the members of the Audit Committee whichever is greater.

IV. Authority and Responsibilities

Subject to and in accordance with Clause 49 of the listing agreement

Description		Period

A. With Respect to the Management

1.	Review the annual financial statements before submission to the board for approval	Annually

2.	Review the quarterly financial statements before submission to the board for approval	Quarterly

3.	Review and discuss the major issues w.r.t accounting principles and financial statement presentations and changes in accounting principles and polices.	As appropriate

4.	Review disagreements or on audit problems, if any, for preparation of financial statements etc	As appropriate

5.	Review Company’s legal Compliance Report and any matters which could impact Company’s financial statement	As appropriate

6.	Review the Company’s Earning press releases and other information provided to analysts and rating agencies.	As appropriate

7.	Review and discuss w.r.t off-balance sheet transaction, arrangements, obligations etc	As appropriate

8.	Review steps to monitor, control and manage major financial risk and corrective measures	As appropriate

Description		Period

B. With Respect to the Independent Auditors

1.	Appointment, compensation and oversight of the work of Independent Auditors	As appropriate

2.	Evaluate Performances of Independent Auditors including lead audit partner	Annually

3.	Ensure objectivity & independence of Independent Auditors, and receive a statement of independence from them	Annually

4.	Review Appropriate Internal Quality Control procedures of Independent Auditors	Annually

5.	Confirm Rotation requirement of Partners & Independent Auditors and hiring of former employees of Independent Auditors	As appropriate

6.	Review of any report submitted by Independent Auditors	As appropriate

7.	Before commencement of Internal Audit, review the scope & plan of work of Independent Auditors	Annually

8.	Post audit discussion with Independent Auditors to ascertain areas of concern	Annually

9.	Review Alternative Accounting treatments of Financial information reported in US GAAP and treatment advised by Independent Auditors	As appropriate

10.	Ensuring the quality and appropriateness of the company’s accounting and financial disclosures	As appropriate

C. With Respect to the Internal Auditors

1.	Appointment of Head of Internal Audit and review of scope of work and his responsibilities	Annually

2.	Review the scope & plan of work of Internal Audit Group including staffing & budget	At least Annually

3.	Evaluate Performance of Internal Audit Group	At least Annually

4.	In discussion with internal auditors Review of the adequacy of company’s internal controls	As appropriate

5.	Review the process of complaints regarding internal accounting controls and auditing matters	As appropriate

6.	Review effectiveness of the company’s internal control over financial reporting	Annually

7.	Review Management certification and disclosures	Annually

8.	Review on the issues raised in management letters and corrective steps	As appropriate

9.	Review on significant findings of the Internal Audit Group	As appropriate

D. Others

1.	Review all related party transactions required under SEC rules and SEBI	Annually

2.	Examine reasons behind any substantial defaults	As appropriate

3.	Review the details of investment surplus fund and IPO proceeds	As appropriate

4.	Recommend to BOD amendment to, or waiver of, Company’s code of ethics.	As appropriate

5.	Review adequacy of Charter annually and review its performance	Annually

6.	Report regularly with respect to the quality or integrity of the Company’s financial statement & perform other activities.	As appropriate

7.	Review the financial statement of any material non-listed Indian subsidiary	As appropriate

V. Resources

The Audit Committee shall have the sole authority to retain or terminate consultants to assist the Audit Committee in its functions. The terms of engagement and payment terms of such consultants will be determined by the Audit Committee.

The Company Secretary shall act as the Secretary to the Audit Committee.

2.              Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Pradip Shah	Member	Independent Director
Mr. Ramesh Venkateswaran	Member	Independent Director

Note: Mr. Louis Theodoor van den Boog ceased to be Audit Committee Member w.e.f. 29 April 2008 and in view of the same, the Board appointed Mr. Ramesh Venkateswaran, an Independent Director, as a Member of the Audit Committee.

3.              Meetings and attendance during the year

Four meetings were held during the year ended 31 December 2008:

Name of the Member	Total Audit Committee meetings held during tenure	Total Audit Committee meetings attended
Mr. Arun Duggal	4	3
Mr. Pradip Shah	4	4
Mr. Ramesh Venkateswaran	2	2
Mr. Louis Theodoor van den Boog	2	2

C. Compensation and Remuneration Committee

1.         Brief description of terms of reference and remuneration policy

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the Company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

The Committee has three non—executive members with all being independent and the Chairman of the Committee is an Independent Director. Mr. Narendra K Patni acts as a Permanent Invitee of the Committee.

2.         Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Ramesh Venkateswaran	Chairman	Independent Director
Mr. Arun Maira	Member	Independent Director
Dr. Michael A Cusumano	Member	Independent Director

3.         Meeting and attendance during the year

Three meetings were held during the year ended 31 December 2008:

Name of the Member	Total C&R Committee meetings held	Total C&R Committee meetings attended
Mr. Ramesh Venkateswaran	3	3
Mr. Arun Maira	3	2
Dr. Michael A Cusumano	3	3

D. Shareholders’ / Investors’ Grievance Committee

Shareholders’ / Investors’ Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006, 30 October 2007, 29 April 2008 and recently on 22 October 2008. The Committee consists of three directors, the majority being non-executive directors. The Chairman of the Committee is an Independent Director. The Committee met on 22 October 2008 to ensure timely and efficient resolving of investor complaints.

1.         Name of non-executive director heading the Committee:

Mr. Arun Maira

2.         Composition, names of the Members and Chairman:

Name of the Member	Designation	Category
Mr. Arun Maira	Chairman*	Independent Director
Mr. Louis Theodoor van den Boog	Member	Non-Executive Director
Mr. William O Grabe**	Member	Non-Executive Director

*Mr. Louis Theodoor van den Boog ceased to be the Chairman w.e.f. 29 April 2008 and Mr. Ramesh Venkateswaran was appointed as the Chairman of the Committee from the same date. Mr. Ramesh Venkateswaran ceased to the Chairman w.e.f. 22 October 2008 and Mr. Arun Maira was appointed as the Chairman of the Committee from the same date.

**Mr. Abhay Havaldar acts as an alternate director to Mr. William O Grabe.

3.         Name and designation of Compliance Officer

Mr. Arun Kanakal, Company Secretary

Akruti Softech Park, MIDC Cross Road No. 21,

MIDC, Andheri (East), Mumbai - 400 093

Tel: +91 22 66930500

Fax: +91 22 28321750

E-mail: arun.kanakal@patni.com

4.         Details of investors’ queries / complaints received and resolved during the year ended 31 December 2008:

This information has been provided under Shareholders’ Information.

E. General Body Meetings

1. Details of last three Annual General Meetings of the Company:

Annual General Meetings for the last three years

Date	26 June 2008	21 June 2007	21 June 2006

Location	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001
Time	11.30 am	11.30 am	11.30 am

2.         Whether any special resolution passed in the previous three AGMs?

Yes

3.         Whether any special resolution passed last year through postal ballot — details of voting pattern?

No

4.         Who conducted the postal ballot?

Not Applicable

5.         Whether any special resolution is proposed to be conducted through postal ballot?

No

6.         Procedure for postal ballot?

Not Applicable

F. Disclosures

1.         Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large.

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which form part of this Annual Report.

2.         Details of non-compliance by the company, penalties and strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company.

3.     As stated earlier, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-Executive Directors of the Company. The provisions relating to Whistle blower policy have been adequately provided and no personnel has been denied access to the Audit Committee.

4.     Disclosure on non-mandatory requirements: The Company has adopted/complied with the following non-mandatory requirements as prescribed in Annexure I D to Clause 49 of the Listing Agreement with the Stock Exchanges:

a) None of the independent director on the Board of the Company has served for a tenure exceeding nine years. The Company has ensured that the person who is being appointed as an independent director has the requisite qualifications and experience which would be of use to the Company and which in the opinion of the Company, would enable him to contribute effectively to the Company in his capacity as an Independent Director.

b) The Company has set up a Compensation & Remuneration committee. Details of which is provided elsewhere in the Annual Report.

c) We publish our quarterly and half yearly results in widely circulated newspapers and also display our results on our website. We did not send half yearly results to the shareholders in the year 2008.

d) The financial statements of the Company are unqualified.

e) As stated earlier, the Company has adopted a Whistle Blower Policy and has established the necessary mechanism for employees to report concerns about any malpractice, impropriety, abuse etc. The said Policy is also appropriately communicated within the Company across all levels and has been displayed on Company’s intranet and website.

G.    Shareholders’ Information

Date and time of AGM	: 25 June 2009, Thursday at 11.30 a.m.

Venue	: Hotel Le Meridien, R.B.M.Road, Behind Pune Railway Station, Pune - 411001

Financial year	: 1 January 2008 to 31 December 2008

Book closure dates	: 18 June 2009 to 25 June 2009 (both days inclusive)

Registered office	: S-1A, F-1, Irani Market Compound, Yerawada, Pune — 411 006

Dividend payment date	: On or after 29 June 2009, but within the statutory time limit of 30 days

Compliance officer	: Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.

Website address	: www.patni.com

Means of communication

The Company’s website www.patni.com has an Investors section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company has been sharing the relevant information on the “Corporate Filing and Dissemination Systems website” launched by BSE and NSE.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers), Navshakti and Maharashtra Times (Vernacular newspapers).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2008, there were 43,424 shareholders holding our equity shares.

The Company’s shares fall under category B of scrip in BSE and are listed on the following stock exchanges:

In India:

1.     Bombay Stock Exchange Limited (BSE)

Phiroze Jeejeebhoy Towers

Dalal Street, Fort

Mumbai — 400001

Tel: +91 22 22721233 / 1234

Fax: +91 22 22723719

Website: www.bseindia.com

2.     National Stock Exchange of India Limited (NSE)

Exchange Plaza,

Plot No.C/1, G Block,

Bandra Kurla Complex, Bandra (E)

Mumbai — 400 051

Tel: +91 22 26598235 / 36

Fax: +91 22 26598237 / 38

Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on:

The New York Stock Exchange (NYSE)

11 Wall Street, New York

NY 10005

Tel: +212 6563000

Website: www.nyse.com

Listing fees for the year 2008-09 have been paid to the stock exchanges where the Company’s shares are listed.

Stock code:

BSE	: 532517
NSE	: PATNI
ISIN nos. in NSDL and CDSL	: INE660F01012
NYSE (ADR)	: PTI
Telerate Code / Moneyline code	: BSE - IN;PQS
NSE - IN;PQSN
NYSE - US;NYA

Reuters:

Symbol	Company name	Prime Exchange
PTNI.NS	PATNI COMPUTER SYSTEMS NSE	NSE
PTNI.BO	PATNI COMPUTER SYSTEMS BSE	BSE
PTI.N	PATNI COMPUTER SYSTEMS LTD	New York Stock Exchange

Bloomberg Code: NYSE - PTI:US.

Dematerialisation of equity shares

The Company’s shares are under compulsory dematerialisation list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) to facilitate the dematerialisation of shares. As on 31 December 2008, 99.99% shares were held in electronic form.

Contact Details:

For any queries regarding shares:

Registrar and Transfer Agent:

Karvy Computershare Private Limited

Unit : Patni Computer Systems Limited

Plot No.17-24, Vittal Rao Nagar, Madhapur

Hyderabad - 500 081, India

Tel: +91 40 23420815-820

Fax: +91 40 23420814

Email: igkcpl@karvy.com

Company Secretary and Compliance Officer:

Arun Kanakal

Patni Computer Systems Limited

Akruti Softech Park, MIDC Cross Road No. 21,

Andheri (East), Mumbai — 400093

Tel: +91 22 66930500

E-mail: investors.redressal@patni.com

For queries relating to Financial Statements:

Tanmoy Chowdhury

Patni Computer Systems Limited

Akruti Softech Park, MIDC Cross Road No. 21,

Andheri (East), Mumbai — 400093

Tel: +91 22 66930500

E-mail: investors.redressal@patni.com

Investor correspondence in the U.S.:

Gaurav Agarwal

Patni Computer Systems Limited

One Broadway, Cambridge MA 02142

Tel: +1-617-914-8360

E-mail: investors@patni.com

Name and address of the depositary Bank for the purpose of ADS:

In the U.S.

The Bank of New York Mellon

BNY Mellon Shareowner Services

PO Box 358516 Pittsburgh, PA 15252-8516

Toll Free # for Domestic Calls: +1-888-BNY-ADRS (+1-888-269-2377)

Number for International Calls: +1-201-680-6825

E-mail: shrrelations@bnymellon.com

Website: www.bnymellon.com\shareowner

Name and address of the Custodian in India for the purpose of ADS:

HSBC Securities Services

2nd Floor, ‘Shiv’, Plot No 139-140 B

Western Express Highway, Sahar Road Junction

Vile Parle-E, Mumbai - 400 057

Tel: +91 22 4035 7639/37

Fax: +91 22 4035 7469/70

Dividend

The Board of Directors is pleased to recommend the payment of dividend for the year ended 31 December 2008 @ Rs. 3 per share or 150 percent. This dividend, if approved at the Annual General Meeting, shall be paid to all eligible Members whose names appear on the Register of Members on 18 June 2009.

Dividend through Electronic Clearing Service (ECS):

The Company shall provide the facility of ECS to those shareholders in the locations where ECS is available.

For balance locations, the Company shall issue dividend warrants. These warrants will be valid for a period of 90 days i.e. upto expiry of 26 September 2009. On the expiry of the validity period of the dividend warrants, these may be sent back to our Registrars and Transfer Agents for issue of demand drafts in lieu of the same at:

Karvy Computershare Private Limited

Unit : Patni Computer Systems Limited

Plot No.17 - 24, Vittal Rao Nagar, Madhapur

Hyderabad - 500 081, India

Patni Insider Trading Policy:

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is continuously monitoring its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2008 to 31 December 2008:

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	44	44	Nil
Non-Receipt of Annual Report	4	4	Nil
Non-Receipt of Securities	Nil	Nil	Nil
Non-Receipt of Refund Order	4	4	Nil
Non- Receipt of Electronic Credit	4	4	Nil
Receipt of Refund Orders/Dws for corrections	3	3	Nil
Complaints Received from SEBI	Nil	Nil	Nil
Complaints Received from Stock Exchanges	Nil	Nil	Nil
Total	59	59	Nil

Shareholding Pattern as on 31 December 2008

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	60,972,802	47.60
Mutual Funds/ UTI	2,275,430	1.78
Financial Institutions /Banks	1,444,154	1.13
Insurance Companies	19,858	0.02
Foreign Institutional Investors	17,235,993	13.45
Bodies Corporate	2,843,383	2.22
Individuals	4,268,506	3.33
NRIs	225,328	0.18
Foreign Corporate Bodies	2,752,081	2.15
Trusts and Clearing Members	13,496	0.01
Shares underlying ADRs*	36,045,576	28.14
Directors	8,400	0.01
Total	128,105,007	100.00

*Includes 20,161,868 underlying shares held by Bank of New York for General Atlantic Mauritius Limited being the beneficiary.

Market Price Data:

Monthly highs, lows and volumes for Financial Year 2008

	BSE			NSE			Total Volume
	High	Low	Volume	High	Low	Volume	(BSE+NSE)
Month, 2008	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.	Nos.
January	339.90	185.00	2,017,824	338.95	170.00	7,278,496	9,296,320
February	299.90	240.00	1,651,674	297.00	239.10	4,873,388	6,525,062
March	240.00	188.00	1,488,920	269.55	189.35	4,202,960	5,691,880
April	290.00	224.05	1,279,563	289.90	225.00	4,268,118	5,547,681
May	287.50	262.00	1,266,145	287.85	257.75	3,808,676	5,074,821
June	280.90	214.00	302,818	282.00	216.70	1,618,316	1,921,134
July	257.00	203.50	1,431,069	269.00	204.00	4,214,030	5,645,099
August	241.00	206.55	4,125,744	240.55	207.25	5,661,554	9,787,298
September	236.70	173.00	1,827,630	235.50	169.20	4,840,667	6,668,297
October	203.95	130.40	1,470,601	204.00	131.10	2,313,982	3,784,583
November	145.50	111.25	875,649	150.00	111.00	3,597,736	4,473,385
December	145.00	124.20	265,279	148.00	125.25	1,214,023	1,479,302

Market movement:

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty from 1 January 2008 to 31 December 2008

Patni Price Vs. Sensex

Patni Price Vs. Nifty

Distribution of shareholding as on 31 December 2008

No.of equity shares held		No.of shareholders	%	No.of shares	%
1 –	5000	43129	99.32	3,593,021	2.80
5001 –	10000	112	0.26	412,088	0.32
10001 –	20000	76	0.18	551,993	0.43
20001 –	30000	23	0.05	288,635	0.23
30001 –	40000	9	0.02	161,314	0.13
40001 –	50000	9	0.02	197,759	0.15
50001 –	100000	15	0.03	537,586	0.42
100001 a	nd above	51	0.12	122,362,611	95.52
Total		43424	100.00	128,105,007	100.00

Outstanding ADRs

Our ADSs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2008, Outstanding ADSs are 7,941,854. Each ADS represents two underlying Equity Shares.

We have entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of Rs. 2 each with the Depositary. The Depositary has executed and delivered to General Atlantic 20,161,868 ADRs representing such equity shares where each ADR represents one underlying equity share of Rs. 2 per share.

The addresses of offices / locations are given elsewhere in this Annual Report.

Annual declaration by CEO pursuant to Clause 49(1)(D)(ii)
of the Listing Agreement

As per the requirements of Clause 49(1)(D)(ii) of the Listing Agreement, I, Jeya Kumar, Chief Executive Officer of the Company, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2008.

Jeya Kumar

Chief Executive Officer

Date: 28 April 2009

Auditors’ Certificate on Corporate Governance

To the Members of Patni Computer Systems Limited

We have examined the compliance of conditions of corporate governance by Patni Computer Systems Limited (‘the Company’) for the year ended on 31 December 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

With respect to equity shares that can be issued under the Patni Employees Stock Option Plan, the shareholders resolution specifies the overall limit for the maximum number of equity shares that can be issued to employees, including non-executive directors. It does not specify the limits for the maximum number of stock options that can be granted to the non-executive directors, including independent directors, in any financial year and in aggregate, as required by clause 49(I)(B) of the Listing Agreement.

In our opinion and to the best of our information and according to the explanations given to us, subject to the aforesaid, we certify that the Company has complied with the conditions of corporate governance as stipulated in the abovementioned listing agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For B S R & Co.

Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

28 April 2009

The Board of Directors,

Patni Computer Systems Limited

Akruti, MIDC Cross Road No. 21,

Andheri (E), Mumbai — 400 093

Sub: Certification by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) on Financial Statements of the Company for the year ended 31 December 2008

We, Narendra K Patni, Chairman & CEO and Surjeet Singh, Chief Financial Officer (CFO), of Patni Computer Systems Limited, certify that:

(a)   We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.      these financial results do not contain any false or misleading statement or figures and do not omit any material fact which may make the financial results/ statements or figures contain therein misleading; and,

ii.     these statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)   There are,to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company’s code of conduct.

(c)   We are responsible for establishing and maintaining internal controls and that we have evaluated the effectiveness of the internal control systems of the Company and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)   We have indicated to the auditors and the Audit Committee:

i.      significant changes in internal control during the year;

ii.     significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii.    instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system.

Narendra K Patni	Surjeet Singh
Chairman and CEO	Chief Financial Officer

Place: Mumbai

Date: 11 February 2009

Ratios (as per US GAAP)

	2006 Consolidated	2007 Consolidated	2008 Consolidated
Ratios - growth
Revenues	28.5%	14.5%	8.4%
Operating profit	34.1%	25.7%	(35.5)%
Profit After Tax (PAT)	(2.7)%	92.4%	(11.0)%
Basic and Diluted EPS	(10.0)%	90.7%	(8.5)%
Ratios - financial performance
Cost of revenues / Revenues	63.9%	67.9%	68.3%
Selling, general and administrative expenses / Revenues	19.0%	17.5%	18.2%
Operating profit / Revenues	16.3%	17.9%	10.7%
Profit Before Tax (PBT) / Revenues	18.5%	20.5%	14.8%
Taxation / Revenues	8.2%	3.3%	0.7%
PAT / Revenues	10.2%	17.2%	14.1%
Return on capital employed (ROCE) (PBIT / Average Capital employed)	23.1%	23.4%	16.3%
Return on average networth (RONW) (PAT / Average Networth)	12.5%	19.2%	16.2%
Ratios - Balance Sheet
Debt Equity Ratio	Nil	Nil	Nil
Debtors Turnover (days)	75	76	58
Fixed assets turnover (days)	79	94	77
Current Ratio	3.8	4.6	3.3
Cash and Cash equivalents / Total Assets	45.2%	38.9%	40.6%
Cash and Cash equivalents / Revenues	50.0%	49.8%	42.5%
Per share data
Basic and Diluted EPS (US$)	0.43	0.82	0.75
Book Value per Share (US$)	3.68	4.90	4.46
Number of Employees	12,804	14,945	14,894

PATNI COMPUTER SYSTEMS LIMITED

STANDALONE FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

We have audited the attached Balance Sheet of Patni Computer Systems Limited (‘the Company’) as at 31 December 2008, the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (“the Act”), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

a)     we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

b)    in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c)     the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

d)    in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

e)     on the basis of written representation received from the directors of the Company, as at 31 December 2008 and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 December 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Act, and

f)     in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

i)    in the case of the Balance Sheet, of the state of affairs of the Company as at 31 December 2008;

ii)   in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

iii)  in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
12 February 2009	Membership No: 032815

PATNI COMPUTER SYSTEMS LIMITED

Annexure to the Auditors’ Report

(Referred to in our report of even date)

1      a)     The Company has maintained proper records showing full particulars, including quantitative details and situation, of fixed assets.

b)    The Company has a regular programme of physical verification of its fixed assets, by which all fixed assets are verified in a phased manner over a period of three years. During the current year, as part of a cyclical plan, the Company has carried out physical verification of certain fixed assets and no material discrepancies were noticed upon such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

c)     Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2      The Company is a service company, primarily rendering IT consulting and software development services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

3      The Company has neither granted nor taken any loans, secured or unsecured, to/from companies, firms or other parties covered in the register maintained under Section 301 of the Act.

4      In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets and with regard to sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5      a)     In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act, have been entered in the register required to be maintained under that section.

b)    In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

6      The Company has not accepted any deposits from the public.

7      In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8      The Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act, for any of the services rendered by the Company.

9      a)     According to the information and explanations given to us and on the basis of our examination of the records of the company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Investor Education and Protection Fund.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty, Cess and other material statutory dues were in arrears as at 31 December 2008 for a period of more than six months from the date they became payable.

There were no dues on account of Cess under section 441A of the Act, since the date from which the

PATNI COMPUTER SYSTEMS LIMITED

aforesaid section comes into force has not yet been notified by the Central Government.

b)    According to the information and explanations given to us, the following dues of Income tax have not been deposited by the Company on account of disputes:

Name of statute	Nature of dues	Demand	Amount paid	Period	Forum where dispute is pending
		(Rs. in mn.)	(Rs. in mn.)
Income tax Act, 1961	Income tax	274	—	Assessment year 2002-03	Income Tax Appellate Tribunal
Income tax Act, 1961	Income tax	459	—	Assessment year 2003-04	Commissioner of Income Tax Appeals (Demand stayed)
Income tax Act, 1961	Income tax	18	—	Assessment year 2003-04	Income tax Appellate Tribunal
Income tax Act, 1961	Income tax	630	—	Assessment year 2004-05	Income Tax Appellate Tribunal
Income tax Act, 1961	Income tax	1,131	—	Assessment year 2005-06	Commissioner of Income tax Appeals (Demand stayed)

10    The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11    The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year.

12    The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13    In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

14    According to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments.

15    According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

16    The Company did not have any term loans outstanding during the year.

17    According to the information and explanations given to us, and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long term investment.

18    The Company has not made any preferential allotment of shares to companies/ firms/ parties covered in the register maintained under Section 301 of the Companies Act, 1956.

19    The Company did not have any outstanding debentures during the year.

20    We have verified the end-use of money raised by public issue as disclosed in the notes to the financial statements.

21    According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Mumbai	Partner
12 February 2009	Membership No: 032815

PATNI COMPUTER SYSTEMS LIMITED

Balance Sheet as at 31 December 2008

(Currency: Rs. in thousands except share data)

	Note	2008	2007
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	256,210	278,019
Share application money		—	1,815
Stock options outstanding account		268	—
Reserves and surplus	4	24,955,494	25,302,071
		25,211,972	25,581,905
Loan funds
Secured loans	5	17,548	23,785
Deferred tax liability	17	133,746	20,517
		25,363,266	25,626,207
APPLICATION OF FUNDS
Fixed assets
Gross block	6	9,459,708	8,439,918
Less: Accumulated depreciation		4,192,478	3,489,323
Net block		5,267,230	4,950,595
Capital work-in-progress (Includes capital advances)		2,470,742	2,174,140
		7,737,972	7,124,735
Investments	7	16,521,947	15,831,734
Deferred tax asset, net	17	174,657	8,706
Current assets, loans and advances
Sundry debtors	8	5,593,827	4,681,785
Cash and bank balances	9	1,018,721	503,153
Costs and estimated earnings in excess of billings		536,455	309,046
Loans and advances	10	1,042,417	1,460,576
		8,191,420	6,954,560
Less: Current liabilities and provisions
Current liabilities	11	5,216,046	2,449,462
Provisions	12	2,046,684	1,844,066
		7,262,730	4,293,528
Net current assets		928,690	2,661,032
		25,363,266	25,626,207

The accompanying notes form an integral part of this Balance Sheet.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors

	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director

Natrajan Ramkrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED

Profit and Loss Account for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	Note	2008	2007
INCOME
Sales and service income		15,410,234	11,716,642
Other income	13	1,088,513	779,665
		16,498,747	12,496,307
Expenditure
Personnel costs	14	7,425,542	5,601,894
Selling, general and administration costs	15	3,997,186	1,707,081
Depreciation	6	878,322	804,847
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	64,805	68,936
		12,365,774	8,182,677
Profit for the year before prior period items and taxation		4,132,973	4,313,630
Prior period items	33	—	(43,351)
Profit for the year before taxation		4,132,973	4,356,981
Provision for taxation	17	514,458	706,924
MAT credit entitlement	17	(320,392)	(265,261)
Provision for taxation - Fringe benefits		47,370	40,134
Profit for the year after taxation		3,891,537	3,875,184
Short provision for taxes in respect of earlier years		—	—
Profit and loss account, brought forward		12,406,473	9,427,283
Amount available for appropriation		16,298,010	13,302,467
Adjustment on account of employee benefits	32	—	6,914
Proposed Dividend on equity shares		384,473	418,173
Dividend tax		65,341	83,389
Transfer to general reserve		389,154	387,518
Profit and loss account, carried forward		15,459,042	12,406,473
Earnings per equity share of Rs. 2 each
- Basic		28.70	27.95
- Diluted		28.65	27.67
Weighted average number of equity shares outstanding during the year
- Basic		135,590,677	138,660,785
- Diluted		135,815,016	140,036,922

The accompanying notes form an integral part of this Profit and Loss Account.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors

	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director

Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED

Cash Flow Statement for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	2008	2007
Cash flows from operating activities
Profit before taxation	4,132,973	4,356,981
Adjustments:
Depreciation, net of transfer from revaluation reserve	878,241	804,766
Profit on sale of fixed assets, net	(15,024)	(13,342)
Profit on sale of investments, net	(396,666)	(265,942)
Loss/(Profit) on revaluation of investments	67	(13)
ESOP Compensation Cost	268	—
Dividend income	(484,132)	(409,510)
Interest income	(17,787)	(20,022)
Interest expense	1,379	942
Provision for doubtful debts & advances	14,391	13,946
Unrealised foreign exchange loss/(gain)	860,668	(826,989)
Operating cash flows before working capital changes	4,974,378	3,640,817
(Increase)/Decrease in sundry debtors	(740,699)	994,362
Increase in cost and estimated earnings in excess of billings	(227,408)	(210,648)
Decrease/(Increase) in loans and advances	233,782	(355,360)
Increase in Advance Billings	54,699	26,722
Decrease in sundry creditors-Others	(70,551)	(110,459)
Increase in advance from customers	45,204	883
Increase/(Decrease) in payables to subsidiary companies	704,378	(8,500)
Increase in other liabilities	239,222	356,688
Increase in provision for retirement benefits	64,348	41,371
Cash generated from operations	5,277,353	4,375,876
Income taxes paid (including Fringe Benefit Tax)	(495,179)	(178,410)
Net cash provided by operating activities (A)	4,782,174	4,197,466
Cash flows from investing activities
Purchase of fixed assets	(1,781,512)	(2,456,716)
Sale of fixed assets	166,780	22,245
Purchase of non trade investments	(39,864,040)	(36,909,875)
Sale of non trade investments	39,570,426	36,738,135
Investments in a Subsidiary	—	(1,523,864)
Dividend received	484,132	409,510
Interest received	17,353	20,015
Net cash used in investing activities (B)	(1,406,861)	(3,700,550)

PATNI COMPUTER SYSTEMS LIMITED

Cash Flow Statement (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	2008	2007
Cash flows from financing activities
Issue of equity shares	5,824	130,928
Share application money received pending allotment	—	1,815
Payments for Buy back of Shares	(2,370,000)	—
Dividend paid, including dividend tax	(487,953)	(486,647)
Interest paid	(1,379)	(942)
Proceeds from finance lease obligations incurred	6,501	10,916
Finance lease obligations repaid	(12,738)	(17,771)
Net cash used in financing activities (C)	(2,859,745)	(361,701)
Net increase in cash and cash equivalents during the year (A+B+C)	515,568	135,216
Cash and cash equivalents at the beginning of the year	503,153	367,937
Cash and cash equivalents at the end of the year	1,018,721	503,153

Notes to the Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2008	2007
Cash in hand	51,690	18,679
Balance with banks:
- Current accounts	848,729	261,075
-Exchange earners foreign currency account	291,655	139,300
-Effect of changes in exchange rate	(173,353)	84,099
	1,018,721	503,153

The accompanying notes form an integral part of this Cash Flow Statement.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors

	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director
Natrajan Ramkrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

1      Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’) was incorporated on 10 February 1978, under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a private limited company into a public limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany and Patni Computer Systems Brasil Ltda. a company incorporated in Brazil. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc, a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc., USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc., (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA for consideration in cash.

In July 2007, Patni UK acquired business and assets of Logan Orviss International (‘LOI’), a European telecommunications consulting services company in a business combination. In March 2008, Patni UK has set up a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008, the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, S.A. Patni also operates through foreign branch offices in USA, Japan, Sweden, Korea, Netherlands, Australia, Finland and Turkey.

Patni is primarily engaged in the business of IT consulting and software development for its customers. Most of the business of Patni is subcontracted from its subsidiary companies in the USA, UK and Germany. The Company provides multiple service offerings to its clients across various industries comprising financial services, manufacturing companies, telecommunication, product engineering services and others such as energy and utilities, retail and hospitality companies. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and business process outsourcing services.

2      Significant accounting policies

2.1  Basis of preparation of financial statements

The accompanying financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (‘SEBI’) and Generally Accepted Accounting Principles (‘GAAP’) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’) and relevant provisions of Companies Act, 1956, to the extent applicable.

The preparation of the financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2  Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the year of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	8
Office equipments	5
Vehicles	4-5

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

2.3  Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.4  Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.5  Revenue and cost recognition

The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts are made in the year in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revision to costs and income and are recognised in the year in which the revisions are determined.

The asset “Cost and estimated earnings in excess of billings”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability “Billings in excess of costs and estimated earnings”, represents billings in excess of revenues recognised.

Revenue on maintenance contracts is recognised rateably over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified year. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related revenues are earned, as services performed during set up year do not result in the culmination of a separate earnings process.

The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognised as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognised when the Company’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.6  Employee retirement and other benefits

Defined Contribution Plans:

Contributions to defined contribution retirement benefit schemes are recognised as an expense in the profit and loss account during the period in which the employee renders the related service. e.g. Superannuation scheme and Provident fund.

The Company also provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. The Company makes provision for such compensatory absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

Defined Benefit Plans:

Gratuity, pension, sick leave and leave encashment schemes are

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

defined benefits. The present value of the obligation under such defined benefit plans is determined based on actuarial valuation carried out by an independent actuary at the balance sheet date using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Actuarial gains and losses are recognised immediately in the Profit and loss account.

2.7  Foreign currency transactions

India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognised in the profit and loss account.

Foreign branch office operations

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognised in the profit and loss account.

2.8  Derivative and hedge accounting

The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions. The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after 1 April 2009 and mandatory in respect of accounting periods commencing on or after 1 April 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standard) Rules, 2006.

On 1 January 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (1 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to forward contracts and AS 13 until AS 30 becomes mandatory. Consequent to the adoption of the Standard, the resulting gain of Rs. 19,133 has been adjusted to the shareholder’s fund as on 1 January 2008.

Effective 1 January 2008, based on the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognised directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognised in the profit and loss account as they arose.

2.9  Investments

Long-term investments are stated at cost, and provision for diminution is made when in the management’s opinion there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.10 Taxation

Income tax expense comprises current tax expense, deferred tax expense or credit and fringe benefit tax computed in accordance with the relevant provisions of the Income Tax Act, 1961. Fringe benefit tax is accounted for in accordance with guidance note on accounting for fringe benefits tax issued by the ICAI. The provision for FBT is reported under Income taxes. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income tax Act, 1961.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

certainty that sufficient future taxable income will be available against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2010. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (SEZ) in India. For units started in a SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 5 years on fulfilment of certain conditions. This unit will enjoy the above tax holiday from the time they start operations and their sun set clause. During the current financial year, the Company has started such a unit in the Noida Special Economic Zone.

In this regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.11 Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.12 Provisions and contingent liabilities

The Company creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

2.13 Employee stock options

The company determines the compensation cost based on intrinsic value method. The compensation cost is amortised on a straight line basis over the vesting period.

3      Share capital

	2008	2007
Authorised
250,000,000 (2007: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
128,105,007 (2007: 139,009,409) equity shares of Rs. 2 each fully paid	256,210	278,019
	256,210	278,019

1)     Of the above, 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)     In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)     The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)     In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard,

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)     In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalisation of share premium aggregating Rs. 74,281.

6)     In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)     In December 2005, Patni issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)     In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (‘Buy Back Regulations’), for which necessary public announcements were made in April 2008.

The Company commenced buy back of shares on 10 July 2008, such shares are to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

9)     During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 21,914, has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

10)   Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

11)   Refer note 24 for employee stock compensation plans.

4      Reserves and surplus

	2008	2007
Building revaluation reserve
Balance brought forward	1,353	1,434
Transfer to profit and loss account	(81)	(81)
	1,272	1,353
Capital redemption reserve
Balance carried forward	253,301	253,301
Transfer from general reserve on account of share buy back (Refer note 3)	21,914	—
	275,215	253,301
Share premium
Balance brought forward	10,965,988	10,833,827
Share premium received on issue of equity shares	7,533	132,161
Share premium utilised for buyback of shares (Refer note 3)	(2,348,086)	—
	8,625,435	10,965,988
	(1,447,666)	—
Hedging Reserve
General reserve
Balance brought forward	1,674,956	1,287,438
Transfer from profit & loss account	389,154	387,518
Transfer to Capital Redemption Reserve on account of share buy back (Refer note 3)	(21,914)	—
	2,042,196	1,674,956
Profit and loss account, balance carried forward	15,459,042	12,406,473
	24,955,494	25,302,071

5      Secured loans

	2008	2007
Lease obligation in relation to vehicles acquired under finance lease (Refer note 22)	17,548	23,785

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

6      Fixed assets

			Buildings		Computers
			and		and other			Furniture		Assets	Total as at	Total as at
	Land	Land	leasehold	Computer	service	Electrical	Office	and		held for	31 December	31 December
	(Freehold)	(Leasehold)	improvements	software	equipments	installations	equipments	fixtures	Vehicles	sale	2008	2007
Gross block
As at 1 January 2008	171	678,854	2,405,949	1,031,880	1,871,846	727,821	779,117	730,588	78,863	134,829	8,439,918	6,143,031
Additions	—	43	581,735	170,829	270,494	91,912	93,718	112,476	25,507	—	1,346,714	2,422,794
Deletions	—	4,519	—	—	134,243	3,226	1,841	14,469	33,797	134,829	326,924	125,907
As at 31 December 2008	171	674,378	2,987,684	1,202,709	2,008,097	816,507	870,994	828,595	70,573	—	9,459,708	8,439,918
Accumulated depreciation
As at 1 January 2008	—	15,658	224,118	839,783	1,423,616	196,970	367,024	371,487	50,668	—	3,489,324	2,793,545
Charge	—	10,380	89,956	163,615	296,104	91,392	119,753	92,367	14,755	—	878,322	804,847
Deletions	—	308	—	—	133,750	2,999	1,708	14,459	21,944	—	175,168	109,069
As at 31 December 2008	—	25,730	314,074	1,003,398	1,585,970	285,363	485,069	449,395	43,479	—	4,192,478	3,489,323
Net block as at 31 December 2008	171	648,648	2,673,610	199,311	422,127	531,144	385,925	379,200	27,094	—	5,267,230	4,950,595
Net block as at 31 December 2007	171	663,196	2,181,832	192,097	448,229	530,851	412,094	359,100	28,196	134,829	4,950,595

Note:

1. Gross block of vehicles as of 31 December 2008 includes assets acquired on lease, refer note 22.

7      Investments

	2008	2007
Long term (Unquoted, at cost)
Trade
Investment in Subsidiary companies
6,153,350 (2007: 6,153,350) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	492,369	492,369
Contribution of Euro 150,000 (2007: Euro 150,000) towards Capital of Patni Computer Systems GmbH	6,076	6,076
9,350 (2007: 9,350) equity shares fully paid of Patni Americas, Inc. (no par value)	4,605,465	4,605,465
	5,103,910	5,103,910
Others
Investment in Bonds
13,500 units (2007 : 13,500) Investments in NABARD Bonds	135,000	135,000
Non-trade
Investment in Mutual Funds
35,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 15M Series 4 Institutional Growth	350,000	—
25,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 12 1/2 M - Series 1 - Institutional Plan - Growth	250,000	—
24,550,000 units (2007: Nil) of G567 IDFC Fixed Maturity Plan Yearly Series 20 - Plan B - Growth	245,500	—
20,000,000 units (2007: Nil) of DWS Fixed Term Fund -Series 47 - Institutional Growth	200,000	—
20,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 13M - Series 1 - Institutional Plan - Growth	200,000	—
20,000,000 units (2007: Nil) of Reliance Fixed Horizon Fund- VII - Series 4 - Institutional Growth	200,000	—
15,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 15 Months Series II Institutional Growth	150,000	—
13,000,000 units (2007: Nil) of Templeton Fixed Horizon Fund Series 7- Plan D- Institutional - Growth	130,000	—
10,002,193 units (2007: Nil) of B895IG Birla FTP - Institutional - Series AK - Growth	100,022	—
10,000,000 units (2007: Nil) of Fortis FTP Series 10 Plan E Institutional Growth 29719/83	100,000	—
10,000,000 units (2007: Nil) of B897IG Birla FTP- Institutional - Series AM- Growth	100,000	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7      Investments (Contd.)

	2008	2007
10,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 15M - Series 2 - Institutional Plan - Growth	100,000	—
10,000,000 units (2007: Nil) of DWS Fixed Term Fund - Series 46 - Institutional Growth	100,000	—
10,000,000 units (2007: Nil) of G551 Standard Chartered Fixed Maturity Plan yearly Series 17 plan B Growth	100,000	—
10,000,000 units (2007: Nil) of JM Fixed Maturity Plan Series VII-15mts- Plan 1 Growth Plan (286) 7021966294	100,000	—
10,000,000 units (2007: Nil) of JM Money Manager Fund Series XI-13 Months Plan 1 Institutional Growth Plan 320	100,000	—
10,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 14M Series 4 Institutional-Growth Option	100,000	—
10,000,000 units (2007: Nil) of ICICI Prudential Fixed Maturity Plan Series 43-13M Plan D Institutional Growth	100,000	—
10,000,000 units (2007: Nil) of Templeton Fixed Horizon Fund Series 7- Plan C- Institutional - Growth	100,000	—
9,000,000 units (2007: Nil) of G561 Standard Chartered Fixed Maturity Plan yearly Series 19 plan B Growth	90,000	—
8,400,000 units (2007: Nil) of Kotak Fixed Maturity Plan 13M Series 3 Institutional-Growth Option	84,000	—
8,000,000 units (2007: Nil) of Reliance Fixed Horizon Fund - VII - Series 1 - Institutional Growth	80,000	—
7,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 375 Days Series VII - Institutional Growth	70,000	—
7,000,000 units (2007: Nil) of 1140 ICICI Prudential Fixed Maturity Plan Series 41 - Fourteen Months Plan Institutional Cumulative	70,000	—
6,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 14 Mths Series III - Institutional Growth	60,000	—
5,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 14M Series 3 Institutional-Growth Option	50,000	—
5,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan -13 Mths Series IV-Institutional Growth	50,000	—
5,000,000 units (2007: Nil) of P1157 ICICI Prudential Fixed Maturity Plan Series 43 - Thirteen Months Plan B Institutional Growth	50,000	—
5,000,000 units (2007: Nil) of Tata Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth	50,000	—
3,718,503 units (2007: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	39,624	39,624
10,000,000 units (2007: 10,000,000) of B882G Birla Fixed Term Plan - Institutional - Series AE - Growth	100,000	100,000
7,144,745 units (2007: 7,144,745) of HDFC Cash Management Fund - Saving Plan - Growth	100,000	100,000
14,190,973 units (2007: 14,190,973) of H16 - Oisid HSBC Cash Fund - Institutional Plus - Growth	150,000	150,000
Nil units (2007: 2,000,000) of JM Fixed Maturity Plan Series IV-375 Days Growth	—	20,000
Nil units (2007: 3,000,000) of IDFC Fixed Maturity Plan-10-Annually	—	30,000
Nil units (2007: 5,000,000) of Fortis Fixed Term Plan-Series 4-16M		50,000
Nil units (2007: 5,000,000) of Birla Fixed Term Plan Series U Growth (12M)	—	50,000
Nil units (2007: 5,000,000) of Deutsche Fixed Term Fund-Series 24-Institutional Growth	—	50,000
Nil units (2007: 5,000,000) of Kotak Fixed Maturity Plan 14M Series 1 Institutional-Growth Option	—	50,000
Nil units (2007: 5,000,000) of Kotak Fixed Maturity Plan 13M Series 2 Institutional Growth	—	50,000
Nil units (2007: 5,000,000) of Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	—	50,000
Nil units (2007: 7,500,000) of Birla Fixed Term Plan Institutional Series S-Growth	—	75,000
Nil units (2007: 7,500,000) of JM Fixed Maturity Plan Series IV-13M-Growth	—	75,000
Nil units (2007: 10,000,000) of Birla Fixed Term Plan- Series P - Growth	—	100,000
Nil units (2007: 10,000,000) of Birla Fixed Term Plan Institutional Series R-Growth	—	100,000
Nil units (2007: 10,000,000) of DWS Fixed Term Fund-Series 25-14M-Institutional-Growth Option	—	100,000
Nil units (2007: 10,000,000) of IDFC Fixed Maturity Plan-YS 3-Growth	—	100,000
Nil units (2007: 10,000,000) of JM Fixed Maturity Plan Series IV-15months-Growth Op-7023145875	—	100,000
Nil units (2007: 10,000,000) of Kotak Fixed Maturity Plan Series 2 15 Months	—	100,000
Nil units (2007: 10,000,000) of Kotak Fixed Maturity Plan 14M Series 2 Institutional-Growth Option	—	100,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7      Investments (Contd.)

	2008	2007
Nil units (2007: 10,000,000) of Rel Fixed Horizon Fund-II Annual Plan Series V Institutional Growth	—	100,000
Nil units (2007: 10,000,000) of Tata Fixed Horizon Fund Series 7-Scheme A-Institutional Growth	—	100,000
Nil units (2007: 10,500,000) of HSBC FTS Series 22 15 months 512570	—	105,000
Nil units (2007: 15,000,000) of Deutsche Fixed Term Fund-Series 21-390 days	—	150,000
Nil units (2007: 15,000,000) of IDFC Fixed Maturity Plan-YS 2-Growth	—	150,000
Nil units (2007: 15,000,000) of Templeton Fixed Horizon Fund Series 1 (15m)	—	150,000
Nil units (2007: 15,000,000) of Tata Fixed Horizon Fund Series 6 Scheme – C-13m	—	150,000
Nil units (2007: 15,000,000) of Tata Fixed Horizon Fund Series 7 Scheme B 13M-Growth	—	150,000
Nil units (2007: 15,350,000) of Kotak Fixed Maturity Plan 13M Series 1 Institutional-Growth Option	—	153,500
Nil units (2007: 20,000,000) of Birla Fixed Term Plan-Series O - Growth	—	200,000
Nil units (2007: 20,000,000) of Templeton Fixed Horizon Fund Series 1 (13m)-Growth	—	200,000
Nil units (2007: 24,700,000) of Birla Fixed Term Fund Series T-Growth	—	247,000
Nil units (2007: 250,000) of DSP BlackRock Fixed Term Plan-Series 3E-12.5M-Growth	—	250,000
Total	3,869,146	3,695,124
Current (Unquoted, at lower of cost or fair value)
Non-trade
Investment in Mutual Funds
53,583,436 units (2007: Nil) of Reliance Medium Term Fund - Weekly Dividend Plan	916,151	—
679,425 units (2007: Nil) of TLSD01 TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	757,232	—
67,954,590 units (2007: Nil) of B503DD Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend -Reinvestment	680,871	—
63,009,161 units (2007: Nil) of 32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvest Dividend	630,123	—
41,693,161 units (2007: Nil) of Reliance Liquidity Fund -Daily Dividend Reinvestment Option	417,061	—
29,977,116 units (2007: Nil) of ICICI Prudential Floating Rate Plan-D - Dividend Daily	299,834	—
18,903,846 units (2007: Nil) of GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 21349/70	200,033	—
16,020,865 units (2007: Nil) of Kotak Quarterly Interval Plan Series 6 Dividend	160,211	—
14,202,082 units (2007: Nil) of Kotak Flexi Debt Scheme Institutional - Weekly Dividend	142,571	—
12,500,000 units (2007: Nil) of P1363 ICICI Prudential Interval Fund IV Quarterly Interval Plan C Institutional Dividend 2350363/35	125,000	—
10,724,975 units (2007: Nil) of Kotak Quarterly Interval Plan Series 3 Dividend 281827/68	107,338	—
10,349,812 units (2007: Nil) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend 21349/70	104,499	—
10,090,682 units (2007: Nil) of Kotak Quarterly Interval Plan Series 6 Dividend 281827/68	100,907	—
9,852,753 units (2007: Nil) of Kotak Quarterly Interval Plan Series 3 Dividend	98,542	—
8,779,708 units (2007: Nil) of B85DD Birla Sun Life Short Term Fund - Institutional Daily Dividend	87,845	—
5,441,733 units (2007: Nil) of Templeton India ultra short bond fund super institutional plan Daily Dividend	54,519	—
5,101,957 units (2007: Nil) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	51,513	—
5,034,502 units (2007: Nil) of DWS Liquid Plus Fund - Institutional Weekly Dividend 2101581702	50,751	—
2,219,580 units (2007: Nil) of DWS Liquid Plus Fund - Institutional Weekly Dividend - DB253	22,295	—
4,176 units (2007: Nil) of DSP BlackRock Liquid Plus-Institutional Premium-Weekly Dividend-88136/14	4,180	—
5,261,129 units (2007: 5,884,814) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1013038717	52,665	58,888
16,948,854 units (2007: 7,228,743) of Fortis Money Plus Institutional-Weekly Dividend in 275269/51	169,497	72,305

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7      Investments (Contd.)

	2008	2007
15,263,928 units (2007: 8,483,754) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend-7023145875	155,569	85,263
30,537,286 units (2007: 9,041,152) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend-7021966294	310,675	90,865
32,330,373 units (2007: 13,629,349) of Prudential Flexible Income Plan Dividend-Weekly-2582230	341,122	143,695
479,266 units (2007: 20,101,191) of Fortis Money Plus Institutional-Weekly Dividend in 29719 folio	4,793	201,012
15,797,760 units (2007: 31,913,017) of Tata Floater Fund-Weekly Dividend 2108400/73	159,266	321,860
43,168,290 units (2007: 41,921,287) of Tata Floater Fund-Weekly Dividend 441363/58	435,309	422,709
35,477,058 units (2007: 44,460,345) of Prudential Flexible Income Plan Dividend-Weekly-2350363	374,113	468,902
30,393,581 units (2007: 47,832,452) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	304,394	479,132
Nil units (2007: 1,101,696) of Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend (2582230)	—	11,024
Nil units (2007: 1,431,960) of Lotus India Liquid Plus Fund-Institutional Premium-Weekly Dividend 58374	—	14,333
Nil units (2007: 1,605,290) of Principal Floating Rate Fund - FMP-Institutional Weekly Dividend (19529356)	—	16,061
Nil units (2007: 2,007,056) of IDFC Floating Rate Fund -Long Term-Institutional Plan B Weekly Dividend (730278)	—	20,081
Nil units (2007: 18,168) of TLSW01 TATA Liquid Super High Investment Fund - Weekly Dividend	—	20,911
Nil units (2007: 2,518,670) of IDFC Floating Rate Fund -Long Term-Institutional Plan B Weekly Dividend	—	25,211
Nil units (2007: 4,360,923) of Principal Floating Rate Fund FMP Institutional Weekly Dividend	—	43,613
Nil units (2007: 4,399,254) of Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend	—	44,014
Nil units (2007: 4,382,173) of Templeton Floating Rate Income Fund - Long Term Super Institutional Premium Weekly Dividend (14629835)	—	44,152
Nil units (2007: 5,000,000) of G534 IDFC Quarterly Interval Fund - Plan A -Institutional Dividend	—	50,000
Nil units (2007: 5,030,857) of JM FMP Series VI-Institutional-Quarterly Dividend Plan 5 7021966294	—	50,309
Nil units (2007: 8,550,000) of Fortis Interval Fund Quarterly Plan G - Institutional Dividend	—	85,500
Nil units (2007: 9,229,563) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1000995231	—	92,328
Nil units (2007: 10,000,000) of Fortis Interval Fund Quarterly Plan H - Institutional Dividend	—	100,000
Nil units (2007: 10,000,000) of ING Fixed Maturity plan 36 Institutional Dividend	—	100,000
Nil units (2007: 10,073,320) of Birla Sun Life Interval Income Fund - Institutional - Quarterly - Series 2 Dividend	—	100,734
Nil units (2007: 10,120,000) of DWS Quarterly Interval Fund - Series 1-Dividend Plan	—	101,200
Nil units (2007: 10,160,769) of Fortis Flexible Short Term Plan Series A Quarterly Dividend 29719 83	—	101,609
Nil units (2007: 10,170,875) of Fortis Flexible Short Term Plan Series B Quarterly Dividend 29719 83	—	101,710
Nil units (2007: 12,000,000) of G540 IDFC Fixed Maturity plan Quarterly Series 19 Dividend	—	120,000
Nil units (2007: 15,000,000) of Principal PNB Fixed Maturity Plan (41) -91 days -Series XII-Dividend Payout	—	150,000
Nil units (2007: 14,893,216) of ICICI Prudential Interval Fund Monthly Plan II - Retail Dividend Reinvestment	—	150,000

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7      Investments (Contd.)

	2008	2007
Nil units (2007: 15,353,370) of JM Fixed Maturity plan Series VI-Institutional-Quarterly Dividend Plan 4 7023145875	—	153,534
Nil units (2007: 17,000,000) of JM Interval Fund Quarterly Plan 1-Institutional	—	170,000
Nil units (2007: 17,274,204) of HSBC Liquid Plus-Institutional Plus Plan-Weekly Dividend-129355/32	—	173,276
Nil units (2007: 190,960) of Templeton India Short Term Plan Institutional # 2140000237625 Weekly Dividend	—	192,675
Nil units (2007: 20,000,000) of ING Fixed Maturity plan XXX Quarterly-Dividend	—	200,000
Nil units (2007: 12,889,006) of Principal Cash Management Fund Liquid Option Growth Plan 12293106	—	200,000
Nil units (2007: 20,329,275) of Kotak Quarterly Interval Plan Series 1 Dividend	—	203,294
Nil units (2007: 25,776,660) of Kotak Flexi Debt Daily Dividend	—	258,568
Nil units (2007: 27,915,101) of Kotak Flexi Debt Daily Dividend 281827	—	280,017
Nil units (2007: 402,022) of UTI Liquid Plus Fund-Institutional Weekly Dividend 1145363242	—	402,682
Nil units (2007: 775,439) of Reliance Liquid Plus Institutional Weekly Dividend	—	776,636
		3,010,682
Total	7,318,879	6,898,103
Others
Investment in others
1000 units (2007: Nil) of Canara Bank CD	95,482	—
	95,482	—
	16,522,417	15,832,137
Less: Provision for decline in the fair value of investments	(470)	(403)
Total	16,521,947	15,831,734
Aggregate value of unquoted investments	16,521,947	15,831,734

Refer note 26 for summary of investments purchased and sold during the year.

8      Sundry debtors (Unsecured)

	2008	2007
Debts outstanding for a period exceeding six months
- considered good	667,375	87,142
- considered doubtful	29,297	15,383
	696,672	102,525
Other debts
- considered good	4,926,452	4,594,643
	5,623,124	4,697,168
Less: Provision for doubtful debts	29,297	15,383
	5,593,827	4,681,785

Of the above, debts due from companies under the same management as defined under Section 370(1)(B) of the Companies Act, 1956 aggregate Rs. 3,899,060 (2007: Rs. 3,587,191). This consists of debts due from Patni Americas, Inc. aggregating Rs. 3,286,057 (2007: Rs. 3,307,700); Patni Computer Systems (UK) Limited aggregating Rs. 298,910 (2007: Rs. 159,664), Patni Computer Systems GmbH aggregating Rs. 103,694 (2007: Rs. 73,125), Patni Telecom Solutions Pvt. Ltd. Rs. 176,895 (2007: Rs. 42,374) and Patni Life Sciences, Inc. Rs. 25,078 (2007: Rs. Nil)

9      Cash and bank balances

	2008	2007
Cash on hand	51,690	18,679
Balances with scheduled banks
- in current accounts	261,270	310,012
- in term deposit account	50,000	—
Balances with other banks in current account (Refer note 27)	655,761	174,462
	1,018,721	503,153

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

10   Loans and advances (Unsecured)

	2008	2007
Advances recoverable in cash or in kind or for value to be received	200,191	165,565
Security deposits with companies under the same management :
Ashoka Computer Systems Private Limited (Maximum amount of outstanding during the year Rs. 591, 2007: Rs. 591)	591	591
PCS Cullinet Private Limited (Maximum amount of outstanding during the year Rs. 627, 2007: Rs. 627)	627	627
PCS Finance Limited (Maximum amount of outstanding during the year Rs. 501, 2007: Rs. 501)	501	501
Ravi and Ashok Enterprises (Maximum amount of outstanding during the year Rs. 30, 2007: Rs. 30)	30	30
	1,749	1,749
MAT Credit entitlement [Refer note 17(b)]	591,388	270,996
Interest accrued on Investments	2,281	1,847
Other deposits	246,542	239,628
Deposit with tax authorities	—	269,167
Loan to employees	3,019	9,173
Derivative Assets	—	504,727
	1,045,170	1,193,685
Less: Provision for doubtful loans and advances	2,753	2,276
	1,042,417	1,191,409

11   Current liabilities

	2008	2007
Sundry creditors*	267,387	220,585
Payable to subsidiary companies	1,114,675	410,297
Billings in excess of cost and estimated earnings	120,466	65,766
Advance from customers	40,191	3,914
Unclaimed dividend **	475	342
Derivative Liability	1,873,475	—
Other liabilities	1,799,377	1,748,558
	5,216,046	2,449,462

*   Sundry creditors includes Rs. Nil (2007: Rs. 14) being overdrawn bank balances as per books consequent to issue of cheques at year end. The banks have positive balances as on that date.

** There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12   Provisions

	2008	2007
Provision for taxation (net of advance tax: Rs. 1,582,063; 2007: Rs. 1,706,937)	1,132,227	955,684
Provision for retirement benefits	464,828	400,480
Dividend on equity shares	384,315	417,028
Dividend tax	65,314	70,874
	2,046,684	1,844,066

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

13   Other income

	2008	2007
Dividend on non-trade investments	484,132	409,510
Profit on sale of non-trade investments, net	396,666	265,942
Profit on sale of fixed assets, net	15,024	13,342
Interest from:
- Loan to employees	806	154
- Bank deposits (tax deducted at source Rs. 98; 2007: Rs. 32)	1,736	4,123
- Others (Refer note 30)	145,355	15,744
Miscellaneous income	44,794	70,850
	1,088,513	779,665

14   Personnel costs

	2008	2007
Salaries, bonus and allowances, including overseas employee expenses	6,832,702	5,078,868
Contribution to provident and other funds	228,050	214,384
Staff welfare	222,489	190,784
Pension, gratuity and leave encashment costs	142,301	117,858
	7,425,542	5,601,894

15   Selling, general and administration costs

	2008	2007
Travel and conveyance	712,712	777,722
Outsourced service charges	459,709	177,055
Legal and professional fees	150,515	147,955
Rent	415,252	382,884
Communication	184,645	166,226
Electricity	295,047	266,687
Advertisement and publicity	63,297	25,400
Software consumables	22,257	22,378
Rates and taxes	53,103	52,402
Recruitment charges	84,827	66,916
Insurance	46,166	46,641
Training fees	43,368	23,399
Printing and stationery	36,859	27,617
Subscription, registration and license fee	14,284	10,357
Repairs and maintenance
- computers	121,177	124,278
- building	61,524	33,369
- others	14,819	6,642
Provision for decline in the fair value of investment	67	—
Provision for doubtful debts and advances	14,391	13,946
Foreign exchange (gain)/loss, net	879,454	(886,920)
Miscellaneous expenses	323,713	222,127
	3,997,186	1,707,081

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

16   Interest costs

	2008	2007
Interest on finance lease obligations	1,147	916
Interest on bank overdrafts	232	26
Interest on tax assessments (Refer note 30)	58,745	67,994
Interest on others	4,681	—
	64,805	68,936

17   Taxes

		2008	2007
a)	Provision for tax expense consists of the following:
	Current taxes
	- Indian	426,024	357,947
	- Foreign	33,613	356,212
		459,637	714,159
	Deferred tax expense / (credit)
	- Indian	(58,408)	28,077
	- Foreign	113,229	(35,312)
		54,821	(7,235)
		514,458	706,924
	The significant components of deferred tax asset and liability consists of the following:
	Provision for retirement benefits	117,329	107,835
	Provision for bad and doubtful debts	1,294	3,362
	Carry forward capital loss	13,563	10,688
	Unrealised loss on derivative contracts	107,544	—
	Depreciation	(65,546)	(117,108)
	Others	473	3,929
	Total deferred tax asset, net	174,657	8,706
	US branch profit taxes	(171,479)	(76,387)
	Others	37,733	55,870
	Total deferred tax liability	(133,746)	(20,517)

b)             Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Section 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 320,392 (2007: Rs. 265,261) as an asset by crediting to the Profit & loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the Institute of Chartered Accountants of India.

18   Auditors remuneration

	2008	2007
Remuneration to auditors consists of the following:
Audit fees	10,692	10,351
Taxation	3,350	5,415
Other services	230	80
Reimbursement of expenses	305	423
	14,577	16,269

19   Segmental information

In accordance with paragraph 4 of Accounting standard 17 “Segment Reporting” issued by the ICAI, the Company has presented segmental information only on the basis of the consolidated financial statements (refer note 20 of the consolidated financial statements)

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20   Related party transactions

(a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Subsidiaries	1)	Patni Americas, Inc., USA
		2)	Patni Computer Systems (UK) Limited
		3)	Patni Computer Systems GmbH
		4)	Patni Telecom Solutions Inc.
		5)	Patni Telecom Solutions (UK) Limited
		6)	Patni Telecom Solutions Private Limited
		7)	Patni Life Sciences Inc.
		8)	Patni Computer Systems Brasil Ltda.
		9)	Patni Computer Systems (Czech) s.r.o
		10)	PCS Computer Systems Mexico. S.A.
2	Affiliates	1)	PCS Technology Limited
		2)	Ashoka Computer Systems Private Limited
		3)	PCS Cullinet Private Limited
		4)	PCS Finance Limited
		5)	Ravi & Ashok Enterprises
		6)	iSolutions Inc.
3	Key management personnel	1)	Mr. Narendra K. Patni
		2)	Mr. Ashok K. Patni *
		3)	Mr. Gajendra K. Patni *
		4)	Mr. William Grabe
		5)	Mr. Arun Duggal
		6)	Mr. Michael Cusumano
		7)	Mr. Arun Maira
		8)	Mr. Pradip Shah
		9)	Mr. Ramesh Venkateswaran
		10)	Mr. Louis Theodoor van den Boog
		11)	Mr. Abhay Havaldar
4	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
5	Others	1)	Ravindra Patni Family Trust

* Ceased to be executive directors with effect from 2 October 2007 and now founder directors.

(b)  Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest
Transactions during the year ended 31 December 2008
Remuneration	—	—	41,743	—
No of RSUs granted	—	—	96,000	—
Commission expense	—	—	33,966	—
Sitting fees paid	—	—	940	—
Sales and service income	6,191,254	—	—	19,822
Professional fees expense	8,941	—	—	—
Reimbursement of expenses by subsidiaries	258,006	—	—	—
Rent and other expenses	—	3,560	—	—
Deposit received back	—	—	—	3,000
Dividend Paid	—	54,766	44,863	152,031
Amounts incurred by subsidiary on behalf of the Company	1,471,537	—	—	—
Amounts repaid to subsidiary	5,264	—	—	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20   Related party transactions (Contd.)

(b) Transactions and balances with related parties

			Key	Parties with
			management	substantial
Nature of the transaction	Subsidiaries	Affiliates	personnel	interest
Balances at 31 December 2008
Investments	5,103,910	—	—	—
Security deposits paid		1,748	—	—
Deposits	5,240	—	—	—
Debtors	3,899,060	—	—	5,028
Amounts payable	1,115,055	1,214	—	244
Proposed dividend	—	54,766	44,863	152,031
Remuneration payable to the directors	—	—	1,953	—
Commission Payable	—	—	25,866	—
Provision for pension benefits	—	—	134,821	—
Transactions during the year ended 31 December 2007
Investment	1,523,864	—	—	—
Remuneration	—	—	113,911	—
No of ESOP’s granted	—	—	30,000	—
Commission expense	—	—	15,442	—
Sitting fees paid	—	—	900	—
Sales and service income	7,685,827	—	—	4,163
Professional fees expense	8,779	—	—	—
Reimbursement of expenses by subsidiaries	263,767	—	—	—
Rent and other expenses	—	3,874	—	—
Dividend Paid	—	54,766	44,863	197,601
Amounts incurred by subsidiary on behalf of the Company	469,584	—	—	—
Balances at 31 December 2007
Investments	5,103,910	—	—	—
Security deposits paid	—	1,748	—	3,000
Deposits	10,504	—	—	—
Debtors	3,791,790	—	—	1,518
Amounts payable	410,297	544	—	—
Proposed dividend	—	54,766	44,863	191,264
Commission Payable	—	—	7,933	—
Provision for pension benefits	—	—	101,831	—

Refer note 28 for Managerial remuneration

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2008	2007
Transactions during the year
i)	Remuneration
	Mr. Ashok K. Patni	—	56,523
	Mr. Gajendra K. Patni	—	57,388
	Mr. Louis Theodoor van den Boog	41,743	—
ii)	No of ESOP’s granted
	Mr. Arun Duggal	—	5,000
	Mr. Michael Cusumano	—	5,000
	Mr. Arun Maira	—	5,000
	Mr. Pradip Shah	—	5,000
	Mr. Ramesh Venkateswaran	—	5,000
	Mr. Louis Theodoor van den Boog	—	5,000
	No of RSU’s granted
	Mr. Louis Theodoor van den Boog	96,000	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20   Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2008	2007
Transactions during the year
iii)	Commission expense
	Mr. Arun Duggal	—	1,647
	Mr. Michael Cusumano		1,647
	Mr. Arun Maira	—	1,647
	Mr. Pradip Shah	—	1,647
	Mr. Ramesh Venkateswaran	—	1,647
	Mr. Louis Theodoor van den Boog	—	1,647
	Mr. Ashok K. Patni	11,200	2,792
	Mr. Gajendra K. Patni	11,100	2,767
iv)	Sitting Fees paid
	Mr. Arun Duggal	120	160
	Mr. Michael Cusumano	120	100
	Mr. Arun Maira	120	140
	Mr. Pradip Shah	160	160
	Mr. Ramesh Venkateswaran	200	140
	Mr. Louis Theodoor van den Boog	—	160
v)	Sales and service income
	Subsidiaries
	Patni Americas, Inc., USA	5,571,477	7,103,442
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	19,822	4,163
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	54,766	54,766
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
	Key Management Personnel
	Mr. Ashok K. Patni	27,270	27,270
vii)	Professional fees expense
	Patni Americas, Inc., USA	8,941	10,048
viii)	Reimbursement of expenses by subsidiaries
	Patni Americas, Inc., USA	84,990	95,762
	Patni Telecom Solutions Private Limited	139,492	132,911
	Patni Computer Systems (UK) Limited	30,896	32,912
ix)	Rent and other expenses
	Ashoka Computer Systems Private Limited	1,022	1,047
	PCS Cullinet Private Limited	1,529	1,581
	PCS Finance Limited	890	916
x)	Repayment to subsidiaries
	Patni Telecom Solutions Private Limited	5,264	—
xi)	Amounts incurred by subsidiary on behalf of the Company
	Patni Americas, Inc., USA	1,217,263	365,188
	Patni Computer Systems (UK) Limited	—	56,345
xii)	Investments
	Patni Americas, Inc., USA	—	1,033,904
	Patni Computer Systems (UK) Limited	—	489,961
xiii)	Deposit received back
	Parties with substantial interest:
	S.M. Patni	3,000	—

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20   Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2008	2007
Balances as at the year end
i)	Investments
	Patni Americas, Inc., USA	4,605,465	4,605,465
ii)	Security deposits paid
	Affiliates
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Limited	501	501
	Parties with substantial interest
	S. M. Patni	—	3,000
iii)	Deposits received
	Patni Telecom Solutions Pvt Limited	5,240	10,504
iv)	Debtors
	Subsidiaries
	Patni Americas, Inc., USA	3,286,057	3,529,505
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	5,028	1,518
v)	Amounts payable
	Subsidiaries
	Patni Americas, Inc., USA	957,924	342,517
	Patni Computer Systems (UK) Limited	—	42,773
vi)	Proposed dividend
	Affiliates
	iSolutions Inc.	54,766	54,766
	Key Management Personnel
	Mr. Ashok K. Patni	27,270	27,270
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
vii)	Remuneration payable to the directors
	Mr. Louis Theodoor van den Boog	1,953	—
viii)	Commission payable to the directors
	Mr. Ashok K. Patni	11,200	2,792
	Mr. Gajendra K. Patni	11,100	2,767
ix)	Provision for pension benefits
	Mr. Ashok K. Patni	70,466	50,916
	Mr. Gajendra K. Patni	64,354	50,916

21          Reconciliation of basic and diluted shares used in computing earnings per share

	2008	2007
Number of shares considered as basic weighted average shares outstanding	135,590,677	138,660,785
Add: Effect of dilutive issues of stock options	224,339	1,376,137
Number of shares considered as weighted average shares and potential shares outstanding	135,815,016	140,036,922

22   Leases

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. Fixed assets include the following amounts in relation to the above leased assets:

As at	2008	2007
Gross block of vehicles	43,692	54,223
Less: Accumulated depreciation	26,295	29,850
Net block	17,397	24,373

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20   Related party transactions (Contd.)

Future minimum lease payments in respect of the above assets as at 31 December 2008 are summarised below:

	Minimum lease		Present value of
	payments	Finance charge	minimum lease payments
Amount due within one year from the balance sheet date	9,415	833	8,582
Amount due in the period between one year and five years	9,588	622	8,966
	19,003	1,455	17,548

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating  lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of such non-cancellable operating leases as at 31 December 2008 are summarised below:

As at	2008	2007
Amount due within one year from the balance sheet date	308,086	243,385
Amount due in the period between one year and five years	333,743	183,447
Amount due beyond five years	20,480	—
	662,309	426,832

Rent expense for all operating leases for the year ended 31 December 2008 aggregated Rs. 399,762 (2007: Rs. 381,935)

23          Contingent liabilities and capital commitments

	2008	2007
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,442,808	1,316,119
Foreign currency forward contracts	14,164,407	6,815,412
Foreign currency option contracts	5,579,879	3,601,040
Unamortised income in respect of foreign currency forward contracts	—	62,521
Bank guarantees	55,838	152,036
Letters of credit	—	58,019
Tax contingency	2,482,297	891,869

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at the balance sheet date.

In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs. 630,166, including an interest demand of approximately Rs. 186,850 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfilment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contended that the business of the new units comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until 31 March 2008, the Company deposited a sum of Rs. 310,280. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management concluded that the disallowance was not tenable and a favorable outcome was expected in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

23         Contingent liabilities and capital commitments (Contd.)

In December 2007, the Company received another demand, of Rs. 261,703 including an interest demand of approximately Rs. 139,880 for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand was not considered tenable against the Company and the Company had filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs. 261,703 along with interest has been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of assessment year 2002-03 and 2004-05 in the tribunal.

In December 2008 the Company received a Demand of approximately Rs. 458,665 for the Assessment Year 2003-04 including an interest demand of Rs. 258,644 and another Demand in January 2009 of approximately Rs. 1,131,763 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 421,972. These new demands concerns the same issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal with the tax authorities and stay of demand has been granted till 30 June 2009. The Company is required to pay only 10% of the amount under appeal before March 2009. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

24         Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service and performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25 percent of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006.

On 29 April 2008, the Board of Directors of the Company approved the proposal to modify the option terms of Patni ESOP 2003- Revised 2006 plan by reducing the number of options granted as well as the exercise price to Rs. 2 per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. The approval of the shareholders was received at the Annual General Meeting held on 26 June 2008 enabling the management to modify the terms of Patni ESOP 2003 - Revised 2006 plan.

The management deferred the implementation of the modification of options program as approved by the shareholders at Annual General Meeting post buyback, since Securities and Exchange Board of India (‘SEBI’) had laid down restrictions on modifications of options/grants during buyback process. However post the completion of buy back of shares, the market price of the shares have reduced substantially as compared to the grant price, as a result the reduced proportion of grants would not benefit the employees as desired at the time of approval of the proposal. Hence the management has stalled the proposal of modification as on date.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2008
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	583,826	145	47
	2,135,869	254-338	53
	2,416,055	339-493	71

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

23         Contingent liabilities and capital commitments (Contd.)

Stock options* activity under the plan is as follows:

	Year ended 31 December 2008
	Shares arising out of options	Range of exercise prices	Weighted average remaining contractual life (months)
Granted during the year	—	145	—
Granted during the year	962,900	254-338	90
Granted during the year	350,000	112	90
Granted during the year	596,000	2	90
Forfeited during the year	(16,051)	145	—
Forfeited during the year	(274,693)	254-338	—
Forfeited during the year	(410,829)	339-493	—
Exercised during the year	(42,250)	145	—
Outstanding at the end of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89
Exercisable at the end of the year	525,525	145	35
Exercisable at the end of the year	1,885,276	254-338	40
Exercisable at the end of the year	1,261,219	339-493	37

	Year ended 31 December 2007
	Shares arising	Range of	Weighted average remaining
	out of options	exercise prices	contractual life (months)
Outstanding at the beginning of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	339-493	81
Granted during the year	50,000	254-338	90
Granted during the year	375,000	339-493	90
Forfeited during the year	(65,075)	145	—
Forfeited during the year	(194,579)	254-338	—
Forfeited during the year	(416,363)	339-493	—
Exercised during the year	(594,065)	145	—
Exercised during the year	(140,479)	254-338	—
Exercised during the year	(3,442)	339-493	—
Outstanding at the end of the year	583,826	145	47
	2,135,869	245-338	53
	2,416,055	339-493	70
Exercisable at the end of the year	583,826	145	47
Exercisable at the end of the year	1,474,250	254-338	46
Exercisable at the end of the year	706,655	339-493	53

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

24         Employee stock compensation plans (Contd.)

and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2008	2007
Profit for the year after taxation as reported	3,891,537	3,875,184
Add Stock based employee compensation determined under the intrinsic value method	268	—
Less Stock based employee compensation determined under the fair value method	77,747	60,717
Pro-forma profit	3,814,058	3,814,467
Reported earnings per equity share of Rs. 2 each
- Basic	28.70	27.95
- Diluted	28.65	27.67
Pro-forma earnings per equity share of Rs. 2 each
- Basic	28.13	27.51
- Diluted	28.08	27.25

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for Equity Linked Options:

	2008	2007
Dividend yield	0.68% - 1.09%	0.78%
Weighted average dividend yield	0.93%	0.78%
Expected life	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rates	7.10% - 7.37%	8.00% - 8.22%
Volatility	33.01% - 39.45%	32.84% - 42.32%
Weighted Average Volatility	37.35%	36.68%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	2008	2007
Dividend yield	0.68%	0.65% - 0.79%
Weighted average dividend yield	0.68%	0.76%
Expected life	3.5 - 6.5 years	3.5 - 6.5 years
Risk free interest rates	3.04% - 3.51%	4.25% - 4.75%
Volatility	41.36% - 44.76%	34.32% - 44.07%
Weighted average volatility	42.90%	38.80%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2008	2007
Personnel Cost	268	—

The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company recovers such tax from the employees. The Company’s obligation to pay FBT arises only upon the exercise of stock options, hence the FBT liability and the related recovery has been recorded at the time of the exercise of options. There is no impact on the Profit and loss account.

25         Amounts due to micro, small and medium enterprises

As at 31 December 2008, the company has no outstanding dues to any vendors registered with appropriate authority under the Micro, Small and Medium Enterprises Development Act, 2006. There have been no delays in settlement of dues to such vendors, warranting any payment of interest as provided in the above Act (2007 : Nil).

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26         Summary of investments purchased and sold during the year

Investments purchased during the year ended 31 December 2008 (non-trade)

		Year ended 31 December 2008
		Units	Cost of purchase
A)	Long Term
	Investment in Mutual Funds
	Fortis Fixed Term Plan Series 10 Plan E Institutional Growth 29719/83	10,000,000	100,000
	B895IG Birla Fixed Term Plan - Institutional - Series AK - Growth	10,002,193	100,022
	B897IG Birla Fixed Term Plan - Institutional - Series AM - Growth	10,000,000	100,000
	DSP BlackRock Fixed Maturity Plan 15 Months Series 2 Institutional Growth	10,000,000	100,000
	DWS Fixed Term Fund -Series 46 - Institutional Growth	10,000,000	100,000
	DWS Fixed Term Fund -Series 47 - Institutional Growth	20,000,000	200,000
	DSP BlackRock Fixed Maturity Plan 13 Months Series 1 Institutional Growth	20,000,000	200,000
	DSP BlackRock Fixed Maturity Plan 12 1/2 Months Series 1 Institutional Growth	25,000,000	250,000
	G561 IDFC Fixed Maturity Plan yearly Series 19 plan B Growth	9,000,000	90,000
	G551 IDFC Fixed Maturity Plan yearly Series 17 plan B Growth	10,000,000	100,000
	JM Fixed Maturity Plan Series VII-15months- Plan 1 Growth plan (286) 7021966294	10,000,000	100,000
	JM Fixed Maturity Fund Series XI-13 Months Plan 1 Institutional Growth Plan 320	10,000,000	100,000
	Kotak Fixed Maturity Plan 14M Series 3 Institutional-Growth Option	5,000,000	50,000
	Kotak Fixed Maturity Plan 14M Series 4 Institutional-Growth Option	10,000,000	100,000
	Kotak Fixed Maturity Plan 13M Series 3 Institutional-Growth Option	8,400,000	84,000
	Kotak Fixed Maturity Plan 15M Series 4 Institutional Growth	35,000,000	350,000
	Lotus India Fixed Maturity Plan - 14 Months Series III - Institutional Growth	6,000,000	60,000
	Lotus India Fixed Maturity Plan - 13 Months Series IV - Institutional Growth	5,000,000	50,000
	Lotus India Fixed Maturity Plan - 375 Days Series VII - Institutional Growth	7,000,000	70,000
	Lotus India Fixed Maturity Plan - 15 Months Series II - Institutional Growth	15,000,000	150,000
	1140 ICICI Prudential Fixed Maturity Plan Series 41 - Fourteen Months Plan Institutional Cumulative	7,000,000	70,000
	P1157 ICICI Prudential Fixed Maturity Plan Series 43 - Thirteen Months Plan B Institutional Growth	5,000,000	50,000
	ICICI Pru Fixed Maturity Plan Series 43-13 Months Plan D Institutional Growth	10,000,000	100,000
	Reliance Fixed Horizon Fund- VII - Series 1 - Institutional growth	8,000,000	80,000
	Reliance Fixed Horizon Fund- VII - Series 4 - Institutional growth	20,000,000	200,000
	IDFC Fixed Maturity Plan Yearly Series 20(12m)	24,550,000	245,500
	TATA FIP Series 1 Scheme A Institutional Growth (13M 441363/58)	5,000,000	50,000
	Templeton Fixed Horizon Fund Series 7 - Plan C - Institutional - Growth	10,000,000	100,000
	Templeton Fixed Horizon Fund Series 7 - Plan D - Institutional - Growth	13,000,000	130,000
	Total	347,952,193	3,479,522
B)	Current
	Investment in Mutual Funds
	Fortis Money Plus Institutional - Weekly Dividend in 29719 folio	52,909,716	529,388
	Fortis Money Plus Institutional - Weekly Dividend in 275269/51	32,957,181	329,610
	M47 Fortis Overnight Fund - Institutional Plus - Daily Dividend	2,561,614	25,616
	Birla Cash Plan - Institutional Premium - Weekly Dividend - 1000995231	18,820	177
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1013038717	31,577,135	316,166
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1000995231	69,364,215	694,421
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	113,983,348	1,141,081
	Birla Cash Plus - Institutional Premium- Weekly Dividend - 1013038717	12,960,053	130,000
	DSP BlackRock Liquid Plus-Institutional Premium - Weekly Dividend-88136/14	110,632	110,735
	DWS Liquid Plus Fund - Institutional Weekly Dividend - DB253	24,170,084	242,774
	DWS Liquid Plus Fund - Institutional Weekly Dividend 2101581702	5,034,502	50,751
	G66 - IDFC Liquidity Manager Daily Dividend	219,047	219,093
	IDFC - Long Term - Institutional Plan B Weekly Dividend	58,282,811	583,337
	IDFC - Long Term - Institutional Plan B Weekly Dividend (730278)	10,449,060	104,641
	GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	5,101,957	51,513
	HSBC Cash Fund-Institutional Plus-Weekly Dividend-512570/31	3,999,926	40,016

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26         Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Cost of purchase
B)	Current (Contd.)
	Investment in Mutual Funds (Contd.)
	HSBC Liquid Plus-Institutional Plus Plan- Weekly Dividend-129355/32	132,189	1,326
	HSBC Liquid Plus-Institutional Plus Plan- Weekly Dividend-512570/31	103,131,834	1,034,621
	I-262-ING Vysya Liquid Fund Super Institutional-Weekly Dividend-218854 / 31	52,848,249	530,347
	ING Vysya Liquid Plus-Institutional Daily Dividend	2,997,937	30,016
	JM MMF-Super Plus Plan-Weekly Dividend-7021966294	96,103,903	975,405
	JM MMF-Super Plus Plan-Weekly Dividend-7023145875	31,783,731	323,324
	Kotak Flexi Debt Daily Dividend	8,216,541	82,421
	Kotak Flexi Debt Daily Dividend 281827	79,902,163	801,998
	Kotak Liquid (Institutional Premium) - Daily Dividend Folio No. 281827 / 68	16,395,678	200,488
	Kotak Flexi Debt Scheme Institutional - Weekly Dividend	14,202,082	142,571
	Lotus India Liquid Plus Fund-Institutional Premium-Daily Dividend	29,999,969	300,051
	Lotus India Liquid Plus Fund-Institutional Premium-Weekly Dividend 58374	18,752,682	187,841
	Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend	5,092,987	50,969
	Prudential Flexible Income Plan Dividend-Weekly-2350363	232,163,316	2,447,775
	Prudential Flexible Income Plan Dividend-Weekly-2582230	78,561,794	828,633
	Prudential ICICI Liquid Plan - Super Institutional Premium-Weekly Dividend (2582230)	19,305	193
	ICICI Prudential Floating Rate Plan - D - Dividend Daily	29,977,116	299,834
	Principal Floating Rate Fund - FMP - Institutional Weekly Dividend	20,232,259	202,459
	Principal Floating Rate Fund - FMP - Institutional Weekly Dividend (19529356)	11,631	116
	32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvestment	136,786,147	1,367,922
	Reliance Liquid Plus Institutional Weekly Dividend	506,837	507,416
	Reliance Liquidity Fund -Daily Dividend Reinvestment Option	74,820,687	748,439
	Reliance Medium Term Fund - Weekly Dividend Plan	69,062,523	1,180,841
	Templeton India Short Term Plan Institutional # 2140000237625 Weekly Dividend	2,859	2,877
	Templeton Floating Rate Income Fund - Long Term - Super Institutional Plan - Weekly Dividend (14629835)	13,461,740	135,910
	Tata Floater Fund-Weekly Dividend 441363/58	297,365,954	2,998,333
	Tata Floater Fund-Weekly Dividend 2108400/73	38,946,529	392,482
	Templeton Floating Rate Income Fund Long Term Super Institutional Premium Daily Dividend (16033716)	10,162,739	199,833
	Templeton Floating Rate Income Fund Long Term Super Institutional Premium Daily Dividend (14629835)	77,385,273	774,688
	Templeton India Long Term short bond fund super Institutional plan Daily Dividend	17,427,829	174,605
	Templeton India Treasury Management Account-Super Institutional Premium- Daily Dividend 2099903669658	182,595	182,718
	Templeton India Long Term short bond fund super Institutional plan Daily Dividend 3109903813725	30,687,728	307,454
	TLSW01 TATA Liquid Super High Investment Fund - Weekly Dividend	925,513	1,065,108
	TLSW01 TATA Liquid Super High Investment Fund - Weekly Dividend	63,008	72,515
	TLSD01 TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	1,320,373	1,471,582
	Templeton India Treasury Management Account -Super Institutional Premium- Daily Dividend 2099903813725	149,995	150,095
	UTI Liquid Plus Fund-Institutional Weekly Dividend 1145363242	2,020	2,020
	GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend 21349/70	10,349,812	104,499
	B85DD Birla Sun Life Short Term Fund - Institutional Daily Dividend	8,779,708	87,845
	B503DD Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend -Reinvestment	67,954,590	680,871
	GCDB IDFC Cash Fund - Institutional Plan B - Daily Dividend 21349/70	18,903,846	200,033
	Fortis Interval Fund Quarterly Plan G - Institutional Dividend	143,377	1,434
	Fortis Flexible Short Term Plan Series A Quarterly Dividend 29719 83	173,786	1,738

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26         Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Cost of purchase
B)	Current (Contd.)
	Investment in Mutual Funds (Contd.)
	Fortis Flexible Short Term Plan Series B Quarterly Dividend 29719 83	5,907,672	59,077
	Fortis Interval Fund Quarterly Plan H - Institutional Dividend	174,840	1,748
	Fortis Interval Fund Quarterly Plan K - Quarterly Dividend	7,381,885	73,821
	Fortis Interval Fund Monthly Plan A - Dividend 29719/83	20,127,002	201,270
	Fortis Flexible Short Term Plan Series A Calender Quarterly Dividend 29719/83	10,715,058	107,152
	Fortis Interval Fund Quarterly Plan H - Quarterly Dividend 275269.51	10,562,011	105,622
	BSL Interval Income Fund - Institutional - Quarterly - Series 2 Dividend	477,430	4,775
	B892D Birla Sun Life Quarterly Interval - Series 7 Dividend Reinvestment	10,191,744	101,918
	B884RD Birla Sun Life Quarterly Interval - Series 2 - Dividend - Reinvested	24,239,080	242,391
	B883RD Birla Sun Life Quarterly Interval - Series 1 - Dividend - Reinvested	10,180,030	101,800
	B886ID Birla Sun Life Interval Income - Institutional - MONTHLY - Series 2 Dividend	55,787,084	557,871
	B878D Birla Sun Life Interval Income - Institutional - MONTHLY - Series 1 Dividend - Reinvestment	10,631,458	106,315
	B898D Birla Sun Life Quarterly Interval - Series 9 - Dividend Reinvestment	10,230,480	102,305
	DSP BlackRock Fixed Maturity Plan - 6M - Series 6 - Institutional Dividend Maturity Dt 11 Dec 08	10,369,560	103,697
	DSP BlackRock Fixed Maturity Plan - 3M - Series 10 Dividend Maturity Dt 16 Sep 08	15,269,698	152,698
	DWS Quarterly Interval Fund - Series 1- Dividend Plan 2101197131	17,720,010	177,200
	DWS Fixed Term Fund -Series 57 - Institutional Dividend	18,000,000	180,000
	DSP BlackRock Fixed Maturity Plan 3M Series 13 - Institutional Dividend - Maturity Date 10-Dec-2008	10,219,076	102,191
	DSP BlackRock Fixed Maturity Plan - 1M Series 4 - Institutional Dividend, Maturity 04-Dec-08	15,395,646	153,957
	G540 IDFC Fixed Maturity Plan Quarterly Series 19 Dividend	209,400	2,094
	G546 IDFC Fixed Maturity Plan Quarterly Series 25 Dividend	12,450,322	124,504
	G574 IDFC Fixed Maturity Plan Quarterly Series 29 Dividend	10,177,200	101,772
	G578 IDFC Fixed Maturity Plan Quarterly Series 35 - Dividend	10,179,400	101,794
	G592 IDFC FMP - Quarterly Series 31 - Dividend	10,206,200	102,062
	G600 IDFC Fixed Maturity Plan - Quarterly Series 37 - Dividend	15,320,216	153,202
	G616 IDFC Fixed Maturity Plan - Quarterly Series 39 - Dividend	5,109,262	51,093
	G624 IDFC Fixed Maturity Plan - Quarterly Series 42 - Dividend	10,413,017	104,130
	G626 IDFC Fixed Maturity Plan - Monthly Series 4 - Dividend	10,075,400	100,754
	G634 IDFC Fixed Maturity Plan - Monthly Series 6 - Dividend	15,108,150	151,082
	G646 IDFC Fixed Maturity Plan - Monthly Series 7 - Dividend	10,154,290	101,543
	HDFC Fixed Maturity Plan 90D June 2008 (VIII) (1) - Wholesale Plan Dividend	10,000,000	100,000
	ING Fixed Maturity Plan 35 Institutional Dividend	3,760,000	37,600
	JM Fixed Maturity Plan Series VI-Institutional-Quarterly Dividend Plan 4 7023145875	165,976	1,660
	JM Fixed Maturity Plan Series VI-Institutional-Quarterly Dividend Plan 5 7021966294	59,506	595
	JM Interval Fund Quarterly Plan 1- Institutional	722,320	7,223
	JM Interval Fund Quarterly Plan 2- Institutional Growth Plan (290)	13,499,003	134,993
	JM Interval Fund Quarterly Plan 3- Institutional Growth Plan (295)	15,723,950	157,240
	JM Fixed Maturity Fund Series X Quarterly Plan 2 Institutional Dividend Plan	10,182,969	101,830
	JM Fixed Maturity Fund Series XII Months Plan 2 Institutional Dividend Plan 351	15,103,888	151,039
	JM Fixed Maturity Fund Series XII Quarterly Plan 1 Institutional Dividend Plan 355	10,213,229	102,132
	JM Interval Fund Quarterly Plan 5- Institutional Dividend plan (303)	10,982,033	109,820
	JM Fixed Maturity Fund Series XII Quarterly Plan 2 - Institutional Dividend (365)	10,413,560	104,135
	Kotak Quarterly Interval Plan Series 1 Dividend	399,988	4,001
	Kotak Quarterly Interval Plan Series 6 Dividend	16,020,865	160,211
	Kotak Quarterly Interval Plan Series 3 Dividend	13,852,753	138,547
	Kotak Quarterly Interval Plan Series 3 Dividend 281827/68	10,724,975	107,338
	Kotak Quarterly Interval Plan Series 4 Dividend	20,828,732	208,333

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26         Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Cost of purchase
B)	Current (Contd.)
	Investment in Mutual Funds (Contd.)
	Kotak Fixed Maturity Plan 1M Series 2 - Dividend	18,124,726	181,247
	Kotak Fixed Maturity Plan 1M Series 3 - Dividend	18,250,081	182,501
	Kotak Quarterly Interval Plan Series 6 - Dividend 281827/68	15,410,682	154,107
	Kotak Monthly Interval Plan Series 3 - Dividend	18,642,262	186,423
	Kotak Monthly Interval Plan Series 2 - Dividend	10,193,948	101,939
	Lotus India Fixed Maturity Plan - 3 Months Series XXIX Dividend	4,068,504	40,685
	Lotus India Quarterly Interval Fund - Plan E - Dividend	8,148,373	81,520
	Lotus India Fixed Maturity Plan - 3 Months Series XXXV Dividend	12,240,459	122,405
	Lotus India Monthly Interval Fund - Plan A - Dividend	10,061,759	100,649
	Lotus India Fixed Maturity Plan - 3 Months Series XXIV Dividend	10,190,114	101,900
	ICICI Prudential Interval Fund Monthly Plan II - Retail Dividend Reinvestment	183,469	1,848
	IPQRD ICICI Prudential Interval Fund Quarterly Interval Plan I - Retail Dividend Reinvestment	15,056,812	150,569
	1146 ICICI Prudential Fixed Maturity Plan Series 42 - Three Months Plan A Retail Dividend - Reinvest Dividend	7,580,000	75,800
	1216 ICICI Prudential Fixed Maturity Plan Series 44 - Three Months Plan B Retail Dividend - Pay Dividend	30,000,000	300,000
	1230 ICICI Prudential Fixed Maturity Plan Series 44 - One Month Plan B Retail Dividend - Reinvest Dividend	10,000,000	100,000
	1232 ICICI Prudential Fixed Maturity Plan Series 44 - Three Month Plan D Retail Dividend - Pay Dividend	12,420,000	124,200
	1074 ICICI Pru Interval Fund II Quarterly Interval Plan B - Retail Dividend Reinvest Dividend	10,202,801	102,138
	1359 ICICI Prudential Fixed Maturity Plan Series 48 - One Month Plan A Institutional Dividend - Pay Dividend	15,000,000	150,000
	P1327 ICICI Prudential Interval Fund V - Monthly Interval Plan A - Institutional Dividend 2350363/35	10,155,010	101,550
	P1363 ICICI Prudential Interval Fund IV Quarterly Interval Plan C Institutional Dividend 2350363/35	12,500,000	125,000
	Reliance Fixed Horizon Fund VI Series 3 Quarterly Dividend Payout	20,000,000	200,000
	Reliance Quarterly Interval Fund - Series III-Institutional Dividend Plan	19,998,600	200,000
	Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	20,110,292	201,225
	Tata Fixed Horizon Fund Series 17 Scheme D - Institutional Plan	10,196,761	101,968
	TIAB TATA Income Plus Fund (Option A) - Bonus/Income 441363/58	61,235,677	642,904
	TDBD TATA Dynamic Bond Fund Option B - Dividend	9,817,806	100,683
	TFIMA2 TATA Fixed Income Portfolio Fund Scheme A2 Institutional 441363/58	25,468,962	254,697
	TFIMA3 TATA Fixed Income Portfolio Fund Scheme A3 Institutional 2108400/73	10,386,179	104,213
	Tata Fixed Horizon Fund Series 19 Scheme D - Institutional Plan - Periodic Dividend	10,235,759	102,360
	Tata Fixed Horizon Fund Series 19 Scheme E - Institutional Plan - Periodic Dividend	10,304,653	103,048
	Total	3,101,610,991	35,673,079
	Investment in Others
	Andhra Bank Lower Tier II	100	100,000
	Syndicate Bank Unsecured Non-Convertible Subordinated Perpetual Bonds (Series-1) in the nature of Promissory notes	70	70,000
	Indian Overseas Bank Unsecured Redeemable Non convertible Subordinated Upper Tier II Bond in the nature of Promissory notes	103	103,000
	11.05% Punjab & Sind Bank 2019 Bond	100	99,250
	11% Andhra Bank Bond 2018	100	97,040
	Canara Bank CD	1,000	95,482
	11.05% Indian Overseas Bank 2023 Bond	100	49,250
	Reliance Capital Ltd. - CP	200	97,417
	Total	1,773	711,439

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

Investments sold during the year ended 31 December 2008 (non-trade)

		Year ended 31 December 2008
		Units	Sale value	Cost of purchase
A)	Long term
	Mutual Funds
	Fortis Fixed Term Plan-Series 4-16M	5,000,000	56,210	50,000
	Birla Sun Life Fixed Term Plan- Series O - Growth	20,000,000	224,158	200,000
	Birla Sun Life Fixed Term Plan- Series P - Growth	10,000,000	111,887	100,000
	Birla Sun Life Fixed Term Plan Inst Series R - Growth	10,000,000	110,959	100,000
	Birla Sun Life Fixed Term Plan Inst Series S - Growth	7,500,000	83,548	75,000
	Birla Sun Life Fixed Term Fund Series T - Growth	24,700,000	274,869	247,000
	Birla Sun Life Fixed Term Plan Series U - Growth (12M)	5,000,000	55,774	50,000
	DWS Fixed Term Fund -Series 25-14Months - Institutional-Growth Option	10,000,000	111,114	100,000
	DSP BlackRock Fixed Term Plan -Series 3E-12.5M-Growth	250,000	277,304	250,000
	Deutsche Fixed Term Fund -Series 21-390 days	15,000,000	166,737	150,000
	Deutsche Fixed Term Fund -Series 24-Institutional Growth	5,000,000	56,021	50,000
	IDFC Fixed Maturity Plan-10-Annually	3,000,000	32,753	30,000
	IDFC Fixed Maturity Plan-YS 2-Growth	15,000,000	166,544	150,000
	IDFC Fixed Maturity Plan-YS 3-Growth	10,000,000	111,180	100,000
	HSBC FTS Series 22 15 mts 512570	10,500,000	117,278	105,000
	JM Fixed Maturity Plan Series IV-15 months-Growth Op-7023145875	10,000,000	111,469	100,000
	JM Fixed Maturity Plan Series IV-13M-Growth	7,500,000	83,609	75,000
	JM Fixed Maturity Plan Series IV-375 Days Growth	2,000,000	22,250	20,000
	Kotak Fixed Maturity Plan Series 2 15 Months	10,000,000	111,548	100,000
	Kotak Fixed Maturity Plan 14M Series 1 Institutional-Growth Option	5,000,000	55,414	50,000
	Kotak Fixed Maturity Plan 13M Series 1 Institutional-Growth Option	15,350,000	171,057	153,500
	Kotak Fixed Maturity Plan 14M Series 2 Institutional-Growth Option	10,000,000	112,412	100,000
	Kotak Fixed Maturity Plan 13M Series 2 Institutional-Growth	5,000,000	55,996	50,000
	Reliance Fixed Horizon Fund-II Annual Plan Series V Institutional Growth	10,000,000	112,419	100,000
	Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	5,000,000	55,828	50,000
	Templeton Fixed Horizon Fund Series 1 (15M)	15,000,000	167,433	150,000
	Tata Fixed Horizon Fund Series 6 Scheme — C-13M	15,000,000	167,169	150,000
	Tata Fixed Horizon Fund Series 7- Scheme A-Institutional Growth	10,000,000	111,387	100,000
	Templeton Fixed Horizon Fund Series 1 (13M)-Growth	20,000,000	222,620	200,000
	Tata Fixed Horizon Fund Series 7 - Scheme B 13Month -Growth	15,000,000	167,337	150,000
	Total	305,800,000	3,684,284	3,305,500
B)	Current
	Mutual Funds
	Fortis Money Plus Institutional - Weekly Dividend in 29719 folio	72,531,640	726,085	725,606
	Fortis Money Plus Institutional - Weekly Dividend in 275269/51	23,237,070	232,584	232,419
	M47 Fortis Overnight Fund - Institutional Plus - Daily Dividend	2,561,614	25,616	25,616
	Birla Sun Life Cash Plus - Institutional Premium - Weekly Dividend - 1000995231	3,010,474	30,186	30,177
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1013038717	32,200,819	322,675	322,389
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1000995231	78,593,778	787,344	786,749
	Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	131,422,220	1,316,187	1,315,818
	Birla Cash Plus - Institutional Premium- Weekly Dividend - 1013038717	9,968,400	100,022	100,000
	DSP BlackRock Liquid Plus - Institutional Premium - Weekly Dividend - 88136/14	106,456	106,600	106,555
	DWS Liquid Plus Fund - Institutional Weekly Dividend - DB253	21,950,505	221,100	220,478
	G66-IDFC Liquidity Manager Daily Dividend	219,047	219,093	219,093
	IDFC Long Term - Institutional Plan B Weekly Dividend	60,801,481	608,974	608,547

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Sale value	Cost of purchase
B)	Current (Contd.)
	Mutual Funds (Contd.)
	IDFC Long Term -Institutional Plan B Weekly Dividend (730278)	12,456,116	124,777	124,722
	HSBC Cash Fund-Institutional Plus-Weekly Dividend-512570/31	3,999,926	40,022	40,016
	HSBC Liquid Plus- Institutional Plus Plan- Weekly Dividend-129355/32	17,406,393	174,710	174,602
	HSBC Liquid Plus- Institutional Plus Plan- Weekly Dividend-512570/31	103,131,834	1,035,404	1,034,621
	I-262-ING Vysya Liquid Fund Super Institutional-Weekly Dividend-218854 / 31	52,848,249	530,568	530,347
	ING Vysya Liquid Plus- Institutional Daily Dividend	2,997,937	30,016	30,016
	JM MMF-Super Plus Plan-Weekly Dividend-7021966294	74,607,769	757,402	755,596
	JM MMF-Super Plus Plan-Weekly Dividend-7023145875	25,003,557	253,616	253,018
	Kotak Flexi Debt Daily Dividend	33,993,201	340,989	340,989
	Kotak Flexi Debt Daily Dividend 281827	107,817,264	1,082,017	1,082,015
	Kotak Liquid (Institutional Premium)-Daily Dividend Folio No. 281827/68	16,395,678	200,488	200,488
	Lotus India Liquid Plus Fund-Institutional Premium-Daily Dividend	29,999,969	300,051	300,051
	Lotus India Liquid Plus Fund-Institutional Premium-Weekly Dividend 58374	20,184,642	202,262	202,174
	Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend	9,492,241	95,001	94,983
	Prudential Flexible Income Plan Dividend-Weekly-2350363	241,146,603	2,543,500	2,542,564
	Prudential Flexible Income Plan Dividend-Weekly-2582230	59,860,770	631,537	631,206
	Prudential ICICI Liquid Plan-Super Institutional Premium- Weekly Dividend (2582230)	1,121,001	11,216	11,217
	Principal Floating Rate Fund FMP Institutional Weekly Dividend	24,593,182	246,211	246,072
	Principal Floating Rate Fund FMP Institutional Weekly Dividend(19529356)	1,616,921	16,180	16,177
	Principal Cash Management Fund Liquid option growth plan 12293106	12,889,006	202,009	200,000
	32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvest Dividend	73,776,986	737,807	737,799
	Reliance Liquid Plus Institutional Weekly Dividend	1,282,276	1,284,726	1,284,052
	Reliance Liquidity Fund -Daily Dividend Reinvestment Option	33,127,526	331,378	331,378
	Reliance Medium Term Fund - Weekly Dividend Plan	15,479,087	265,000	264,690
	Templeton India Short Term Plan Institutional # 2140000237625 Weekly Dividend	193,819	195,366	195,552
	Templeton Floating Rate Income Fund - Long Term Super Institutional Premium Weekly Dividend (14629835)	17,843,913	180,273	180,064
	Tata Floater Fund-Weekly Dividend 441363/58	296,118,950	2,986,852	2,985,732
	Tata Floater Fund-Weekly Dividend 2108400/73	55,061,785	555,409	555,076
	Templeton Floating Rate Income Fund - Long Term Super Institutional Premium Daily Dividend (16033716)	10,162,739	199,839	199,833
	Templeton Floating Rate Income Fund - Long Term Super Institutional Premium Daily Dividend (14629835)	77,385,273	774,614	774,688
	Templeton India Ultra Short Bond Fund Super Institutional Plan Daily Dividend	11,986,096	120,000	120,086
	Templeton India Treasury Management Account - Super Institutional Premium-Daily Dividend 2099903669658	182,595	182,718	182,718
	Templeton India Ultra Short Bond Fund Super Institutional Plan Daily Dividend 3109903813725	30,687,728	307,430	307,454
	TLSW01 TATA Liquid Super High Investment Fund - Weekly Dividend	943,682	1,086,453	1,086,018
	TLSW01 TATA Liquid Super High Investment Fund - Weekly Dividend	63,008	72,491	72,515
	TLSD01 TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	640,949	714,350	714,350
	Templeton India Treasury Management Account - Super Institutional Premium-Daily Dividend 2099903813725	149,995	150,095	150,095
	UTI Liquid Plus Fund - Institutional Weekly Dividend 1145363242	404,041	404,594	404,703
	Fortis Interval Fund Quarterly Plan G - Institutional Dividend	8,693,377	86,934	86,934

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Sale value	Cost of purchase
B)	Current (Contd.)
	Mutual Funds (Contd.)
	Fortis Flexible Short Term Plan Series A Quarterly Dividend 29719 83	10,334,554	103,346	103,347
	Fortis Flexible Short Term Plan Series B Quarterly Dividend 29719 83	16,078,547	160,785	160,786
	Fortis Interval Fund Quarterly Plan H - Institutional Dividend	10,174,840	101,748	101,748
	Fortis Interval Fund Quarterly Plan K - Quarterly Dividend	7,381,885	73,819	73,821
	Fortis Interval Fund Monthly Plan A - Dividend 29719/83	20,127,002	201,270	201,270
	Fortis Flexible Short Term Plan Series A Calender Quarterly Dividend 29719/83	10,715,058	107,151	107,152
	Fortis Interval Fund Quarterly Plan H - Quarterly Dividend 275269.51	10,562,011	105,620	105,622
	Birla Sun Life Interval Income Fund - Institutional - Quarterly - Series 2 Dividend	10,550,750	105,507	105,509
	B892D Birla Sun Life Quarterly Interval - Series 7 Dividend Reinvestment	10,191,744	101,917	101,918
	B884RD Birla Sun Life Quarterly Interval - Series 2 - Dividend - Reinvested	24,239,080	242,391	242,391
	B883RD Birla Sun Life Quarterly Interval - Series 1 - Dividend - Reinvested	10,180,030	101,800	101,800
	B886ID Birla Sun Life Interval Income - Institutional - Monthly - Series 2 Dividend	55,787,084	557,871	557,871
	B878D Birla Sun Life Interval Income - Institutional - Monthly - Series 1 Dividend - Reinvestment	10,631,458	106,315	106,315
	B898D Birla Sun Life Quarterly Interval - Series 9 - Dividend Reinvestment	10,230,480	102,305	102,305
	DWS Quarterly Interval Fund - Series 1- Dividend Plan	10,120,000	101,200	101,200
	DSP BlackRock Fixed Maturity Plan - 6M - Series 6 - Institutional Dividend Maturity Dt 11 Dec 08	10,369,560	103,722	103,697
	DSP BlackRock Fixed Maturity Plan - 3M - Series 10 Dividend Maturity Dt 16 Sep 08	15,269,698	152,738	152,698
	DWS Quarterly Interval Fund - Series 1- Dividend Plan 2101197131	17,720,010	177,200	177,200
	DWS Fixed Term Fund -Series 57 - Institutional Dividend	18,000,000	180,000	180,000
	DSPML Fixed Maturity Plan 3M Series 13 - Institutional Dividend - Maturity Date 10-Dec-2008	10,219,076	102,221	102,191
	DSP BlackRock Fixed Maturity Plan - 1M Series 4 - Institutional Dividend, Maturity 04-Dec-08	15,395,646	154,000	153,957
	G534 IDFC Quarterly Interval Fund - Plan A - Institutional Dividend	5,000,000	50,148	50,000
	G540 IDFC Fixed Maturity Plan - Quarterly Series 19 - Dividend	12,209,400	122,094	122,094
	G546 IDFC Fixed Maturity Plan - Quarterly Series 25 - Dividend	12,450,322	124,503	124,504
	G574 IDFC Fixed Maturity Plan - Quarterly Series 29 - Dividend	10,177,200	101,772	101,772
	G578 IDFC Fixed Maturity Plan - Quarterly Series 35 - Dividend	10,179,400	101,794	101,794
	G592 IDFC Fixed Maturity Plan - Quarterly Series 31 - Dividend	10,206,200	102,062	102,062
	G600 IDFC Fixed Maturity Plan - Quarterly Series 37 - Dividend	15,320,216	153,202	153,202
	G616 IDFC Fixed Maturity Plan - Quarterly Series 39 - Dividend	5,109,262	51,111	51,093
	G624 IDFC Fixed Maturity Plan - Quarterly Series 42 - Dividend	10,413,017	104,130	104,130
	G626 IDFC Fixed Maturity Plan - Monthly Series 4 - Dividend	10,075,400	100,754	100,754
	G634 IDFC Fixed Maturity Plan - Monthly Series 6 - Dividend	15,108,150	151,082	151,082
	G646 IDFC Fixed Maturity Plan - Monthly Series 7 - Dividend	10,154,290	101,543	101,543
	HDFC Fixed Maturity Plan 90D June 2008 (VIII) (1) - Wholesale Plan Dividend	10,000,000	100,000	100,000
	ING Fixed Maturity Plan 35 Institutional Dividend	3,760,000	37,600	37,600
	ING Fixed Maturity Plan XXX Quarterly-Dividend	20,000,000	200,000	200,000
	ING Fixed Maturity Plan 36 Institutional Dividend	10,000,000	100,000	100,000
	JM Fixed Maturity Plan Series VI-Institutional-Quarterly Dividend Plan 4 7023145875	15,519,346	155,193	155,193
	JM Fixed Maturity Plan Series VI-Institutional-Quarterly Dividend Plan 5 7021966294	5,090,363	50,904	50,904
	JM Interval Fund Quarterly Plan 1- Institutional	17,722,320	177,223	177,223

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Sale value	Cost of purchase
B)	Current (Contd.)
	Mutual Funds (Contd.)
	JM Interval Fund Quarterly Plan 2- Institutional Growth Plan (290)	13,499,003	134,990	134,993
	JM Interval Fund Quarterly Plan 3- Institutional Growth Plan (295)	15,723,950	157,240	157,240
	JM FMF Series X Quarterly Plan 2 Institutional Dividend Plan	10,182,969	101,830	101,830
	JM FMF Series XII Months Plan 2 Institutional Dividend Plan 351	15,103,888	151,039	151,039
	JM FMF Series XII Quarterly Plan 1 Institutional Dividend Plan 355	10,213,229	102,132	102,132
	JM Interval Fund Quarterly Plan 5- Institutional Dividend Plan (303)	10,982,033	109,820	109,820
	JM Fixed Maturity Fund Series XII Quarterly Plan 2 - Institutional Dividend (365)	10,413,560	104,136	104,136
	Kotak Quarterly Interval Plan Series 1 - Dividend	20,729,263	207,340	207,295
	Kotak Quarterly Interval Plan Series 3 - Dividend	4,000,000	40,000	40,005
	Kotak Quarterly Interval Plan Series 4 - Dividend	20,828,732	208,287	208,333
	Kotak Fixed Maturity Plan 1M Series 2 - Dividend	18,124,726	181,247	181,247
	Kotak Fixed Maturity Plan 1M Series 3 - Dividend	18,250,081	182,501	182,501
	Kotak Quarterly Interval Plan Series 6 - Dividend 281827/68	5,320,000	53,200	53,200
	Kotak Monthly Interval Plan Series 3 - Dividend	18,642,262	186,428	186,423
	Kotak Monthly Interval Plan Series 2 - Dividend	10,193,948	101,939	101,939
	Lotus India Fixed Maturity Plan - 3 Mths Series XXIX Dividend	4,068,504	40,717	40,685
	Lotus India Quarterly Interval Fund - Plan E - Dividend	8,148,373	81,503	81,520
	Lotus India Fixed Maturity Plan - 3 Mths Series XXXV Dividend	12,240,459	122,463	122,405
	Lotus India Monthly Interval Fund - Plan A - Dividend	10,061,759	100,648	100,649
	Lotus India Fixed Maturity Plan - 3 Mths Series XXIV Dividend	10,190,114	101,913	101,901
	Principal PNB Fixed Maturity Plan (41) -91 days -Series XII-Dividend Payout	15,000,000	150,000	150,000
	ICICI Prudential Interval Fund Monthly Plan II -Retail Dividend Reinvestment	15,076,685	151,855	151,848
	IPQRD ICICI Prudential Interval Fund Quarterly Interval Plan I - Retail Dividend Reinvestment	15,056,812	150,582	150,569
	1146 ICICI Prudential Fixed Maturity Plan Series 42 - Three Months Plan A Retail Dividend - Reinvest Dividend	7,580,000	75,800	75,800
	1216 ICICI Prudential Fixed Maturity Plan Series 44 - Three Months Plan B Retail Dividend - Pay Dividend	30,000,000	300,000	300,000
	1230 ICICI Prudential Fixed Maturity Plan Series 44 - One Month Plan B Retail Dividend - Reinvest Dividend	10,000,000	100,000	100,000
	1232 ICICI Prudential Fixed Maturity Plan Series 44 - Three Month Plan D Retail Dividend - Pay Dividend	12,420,000	124,200	124,200
	1074 ICICI Prudential Interval Fund II Quarterly Interval Plan B -Retail Dividend Reinvest Dividend	10,202,801	102,138	102,138
	1359 ICICI Prudential Fixed Maturity Plan Series 48 - One Month Plan A Institutional Dividend - Pay Dividend	15,000,000	150,000	150,000
	P1327 ICICI Prudential Interval Fund V - Monthly Interval Plan A - Institutional Dividend 2350363/35	10,155,010	101,550	101,550
	Reliance Fixed Horizon Fund VI Series 3 Quarterly Dividend Payout	20,000,000	200,000	200,000
	Reliance Quarterly Interval Fund - Series III-Institutional Dividend Plan	19,998,600	200,100	200,000
	Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	20,110,292	201,312	201,225
	Tata Fixed Horizon Fund Series 17 Scheme D - Institutional Plan	10,196,761	101,986	101,968
	TIAB TATA Income Plus Fund (Option A) - Bonus/Income 441363/58	61,235,677	643,501	642,904
	TDBD TATA Dynamic Bond Fund Option B - Dividend	9,817,806	100,683	100,683
	TFIMA2 TATA Fixed Income Portfolio Fund Scheme A2 Institutional 441363/58	25,468,962	255,741	254,697
	TFIMA3 TATA Fixed Income Portfolio Fund Scheme A3 Institutional 2108400/73	10,386,179	104,339	104,213
	Tata Fixed Horizon Fund Series 19 Scheme D- Institutional Plan - Periodic Dividend	10,235,759	102,358	102,360

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

26   Summary of investments purchased and sold during the year (Contd.)

		Year ended 31 December 2008
		Units	Sale value	Cost of purchase
B)	Current (Contd.)
	Mutual Funds (Contd.)
	Tata Fixed Horizon Fund Series 19 Scheme E - Institutional Plan - Periodic Dividend	10,304,653	103,104	103,049
	Total	3,030,285,837	35,267,434	35,252,303
	Others
	Andhra Bank Lower Tier II	100	100,539	100,000
	Syndicate Bank Unsecured Non-Convertible Subordinated Perpetual Bonds (Series-1) in the nature of Promissory notes	70	70,060	70,000
	Indian Overseas Bank Unsecured Redeemable Non Convertible Subordinated Upper Tier II Bond in the nature of Promissory notes	103	103,036	103,000
	11.05% Punjab & Sind Bank 2019 Bond	100	99,337	99,250
	11% Andhra Bank Bond 2018	100	98,456	97,040
	11.05% Indian Overseas Bank 2023 Bond	100	49,290	49,250
	Reliance Capital Ltd. - CP	200	97,993	97,417
	Total	773	618,711	615,957
		3,336,086,610	39,570,429	39,173,760

27   Names of other banks, balances at year end and maximum amount of outstanding during the year

	2008	2007
Fleet Bank, Boston, USA (formerly Bank Boston - USA) (Maximum balance outstanding during the year: Rs. 387,993; 2007: Rs. 252,264)	303,497	8,039
Bank of Tokyo Mitsubishi Limited - Japan (Maximum balance outstanding during the year: Rs. 105,584; 2007: Rs. 99,404)	61,920	70,599
Bank of Tokyo Mitsubishi Limited - Keihiguchi-Japan (Maximum balance outstanding during the year: Rs. 23,217; 2007: Rs. 8,890)	16,449	513
Bank of Tokyo Mitsubishi UFJ - Japan (Maximum balance outstanding during the year: Rs. 44,663; 2007: Rs. NA)	45,042	—
The Japan Net Bank (Maximum balance outstanding during the year: Rs. 1,014; 2007: Rs. 3,555)	159	—
ANZ Bank Australia - Australia 013-030-1982-72801 (Maximum balance outstanding during the year Rs. 42,044; 2007: Rs. 21,160)	4,755	4,461
ANZ Bank Australia - Australia 013-030-1982-72828 (Maximum balance outstanding during the year Rs. 117,064; 2007: Rs. 32,784)	51,324	26,228
Handels Bank - Kista Sweden 585-341-338 (Maximum balance outstanding during the year Rs. 10,571; 2007: Rs. 12,492)	3,333	10,626
Handels Bank - Kista Sweden 585-130-558 (Maximum balance outstanding during the year Rs. 9,302; 2007: Rs. 38,628)	46	9,169
Handels Bank - Kista Sweden 43671179 (Euro account) (Maximum balance outstanding during the year Rs. 20,041; 2007: Rs. 10,853)	22,316	10,775
Handelsbanken -Finland-A/c 313130-1290477 (Maximum balance outstanding during the year Rs. 104,441; 2007: Rs. NA)	99,358	—
Korea Exchange Bank - 611-016-118-609 (Maximum balance outstanding during the year: Rs. 1,855; 2007: Rs. 2,124)	1,752	1,903
ABN AMRO Bank N.V. - Netherlands A/c 43.47.90.427 (Maximum balance outstanding during the year: Rs. 54,541; 2007: Rs. 58,501)	15,869	8,431
ABN AMRO Bank - Netherlands A/c 209 (Maximum balance outstanding during the year: Rs. 43; 2007: Rs. NA)	45	—
Standard Chartered Bank N.Y. (Maximum balance outstanding during the year: Rs. 30,712; 2007 : Rs. 43,280)	29,896	23,718
	655,761	174,462

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

28   Supplementary statutory information

i) Managerial remuneration

	2008	2007
Salaries and allowances	41,743	107,295
Perquisites	—	1,339
Contribution to provident fund	—	1,920
Pension	—	3,358
Gratuity paid	—	700
	41,743	114,612

(a)          Managerial remuneration does not include Rs. 140,454 (including pension provision Rs. 68,508 and leave provision Rs. 29,475); (2007: Rs. 50,386, including provision for pension : Rs. 10,652) paid/accrued to manager by the subsidiary company during the year ended 31 December 2008.

(b)         Sitting fees paid to non executive directors not included above aggregated Rs. 940 (2007: Rs. 900) during the year ended 31 December 2008.

(c)          Commission expense in respect of Non-Executive directors not included above aggregated Rs. 33,966 (2007: Rs. 15,442).

(d)         Executive Directors, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, under contract until 22 October 2010, ceased to be Executive Directors effective 1 October 2007 to become founder-directors. Termination benefit payments amounting to Rs. 77,908 have been included in Salaries and allowances as indicated above in note 28(i) for the year 2007.

(e)          Provision for Pension liability (Pension expense) aggregating to Rs. 39,101 for the year 2008 towards the pension plan of two non whole-time Directors Mr. Ashok K. Patni and Mr. Gajendra K. Patni has not been included above, since such pension liability arose on account of services rendered prior to their appointment as non whole-time Directors.

(f)            Computation of Net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors:

Net profit after tax from ordinary activities			3,891,537
Add :
1.	Managerial remuneration	41,743
2.	Depreciation as per books of accounts	878,241
3.	Commission to Non-Wholetime Directors	33,966
4.	Pension expense*	39,101
5.	Directors Sitting Fees	940
6.	Provision for Dimunition in Investment	67
7.	Provision for Doubtful debts	14,391
8.	Provision for taxation	194,066	1,202,515
			5,094,052
Less :
1.	Depreciation under Section 350 of the Companies Act	878,241
2.	Profit on sale of Fixed assets	15,024
3.	Profit on sale of non-trade investments	396,666	1,289,931
Net profit on which commission payable			3,804,121
Commission payable to Non whole-time directors
Maximum allowed as per the Companies Act, 1956 at 1%			38,041
Commission expense in Profit & Loss Account in respect of Non whole-time directors			33,966

*Pension expense to founder directors Mr. Ashok K. Patni and Mr. Gajendra K. Patni.

ii) Value of imported and indigenous software consumables

	2008		2007
Imported	0.69%	154	3.33%	746
Indigenous	99.31%	22,103	96.67%	21,632
	100.00%	22,257	100.00%	22,378

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

28   Supplementary statutory information

iii) Value of imports calculated on C.I.F. basis:

	2008	2007
Capital goods	259,076	952,540
Software consumables	154	746
	259,230	953,286

iv) Expenditure in foreign currency

	2008	2007
Overseas employee expenses	1,746,192	770,162
Travelling	182,539	288,516
Professional fees and consultancy charges	369,918	129,524
Subscription and registration fees	3,272	2,190
Others	217,197	88,306
	2,519,118	1,278,698

v) Earnings in foreign currency

	2008	2007
Sales and services income (on FOB basis)	15,189,620	11,620,016
Interest received	137,200	4,123
Other Income	2	479
	15,326,822	11,624,618

v) Dividend remitted in foreign currency

	2008	2007
Number of non-resident shareholders	1	3
Number of equity shares held on which dividend was due (paid up value of Rs. 2 each)	18,255,396	18,255,534
Period to which dividend relates
- Final dividend
1 January 2007 to 31 December 2007	54,766	—
1 January 2006 to 31 December 2006	—	54,767
	54,766	54,767

29   Statement of Utilisation of ADS Funds as of 31 December 2008

		No. of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ US$ 20.34 per ADS)		12,312,500	466	5,739,262
Share issue expenses				369,406
Net proceeds				5,369,856
Deployment :
1	Held as short term investments			1,407,249
2	Utilised for Capital expenditure for office facilities			3,841,784
3	Exchange loss			120,823
Total				5,369,856

30   Change in estimates

During the year ended 31 December 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

30   Change in estimates (Contd.)

in the income statement for the year ended 31 December 2008 as change in estimate:

	2008	2007
Reversal of interest expense (i)	(113,412)	—
Increase in interest expense	18,210	—
Decrease in income taxes -current	(319,027)	—
Increase in income taxes -deferred	66,423	—
Total	(347,806)	—

(i) Included in ‘Other Income’

31          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

		2008	2007
i	Contract Revenue recognised for the year	2,459,912	1,986,841
ii	Aggregate amount of contract costs incurred for all contracts in progress as at year end.	1,110,100	774,508
iii	Recognised Profits (less recognised losses) for all contracts in progress as at year end.	758,041	711,724

32   Employee Benefit Plans

The Company adopted Accounting standard 15 (revised 2005) – Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 6,914 (net of tax). In accordance with AS-15, such liability has been adjusted (reduction) from the balance in the Profit & Loss Account as of 1 January, 2007.

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

As at 31 December	2008	2007
Present Value of Funded Obligations	287,516	255,999
Fair Value of Plan Assets	(223,136)	(228,521)
Net Liability	64,380	27,478
Amounts recognised in Balance Sheet
Provision for Gratuity	64,380	27,478

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2008	2007
Current Service Cost	48,370	49,019
Interest on Defined Benefit Obligations	21,515	15,982
Expected Return on Plan Assets	(15,937)	(17,249)
Net Actuarial Losses / (Gains) recognised in the year	(17,046)	5,919
Total Included in “Employee Benefit Expense”	36,902	53,671

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2008	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	255,999	220,431
Current Service Cost	48,370	49,019
Interest Cost	21,515	15,982
Actuarial Losses/(Gain)	(10,143)	1,375
Benefits Paid	(28,225)	(30,808)
Closing Defined Benefit Obligation	287,516	255,999

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

32   Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation: (Contd.)

As at 31 December	2008	2007
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	228,521	235,127
Expected Return on Plan Assets	15,937	17,249
Actuarial Gain /(Losses)	6,904	(4,544)
Contributions by Employer	—	11,497
Benefits Paid	(28,225)	(30,808)
Closing Fair Value of Plan Assets	223,137	228,521
Expected Employer’s Contribution Next Year	50,000	25,000
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	5.85%	7.80%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary Increase Rate (p.a.)	8% for first 3 years, and 7% thereafter.	15% for first year, 12.5%for next 3 years, and 7% thereafter.

Composition of plan assets :

	2008	%	2007	%
Central Government Securities	6,143	3%	6,153	3%
Investment in Government Securities based funds	164,030	73%	207,136	90%
Public Sector / Financials Institutions / Bank bonds	52,964	24%	15,232	7%
	223,137	100%	228,521	100%

Pension Benefits

Founder Directors of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. The plan is not funded.

Amount to be recognised in Balance Sheet

As at 31 December	2008	2007
Present Value of Unfunded Obligations	134,821	101,831
Amounts recognised in Balance Sheet
Provision for Pension	134,821	101,831

Expense recognised in Statement of Profit and Loss Account

As at 31 December	2008	2007
Current Service Cost	—	3,461
Interest on Defined Benefit Obligations	7,707	7,599
Net Actuarial Losses / (Gains) recognised in the Year	31,394	(7,702)
Total Included in “Employee Benefit Expense”	39,101	3,358

PATNI COMPUTER SYSTEMS LIMITED

Notes to the Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

32   Employee Benefit Plans (Contd.)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

As at 31 December	2008	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	101,831	99,985
Current Service Cost	–	3,461
Interest Cost	7,707	7,599
Actuarial Losses/(Gain)	31,394	(7,702)
Benefits Paid	(6,112)	(1,512)
Closing Defined Benefit Obligation	134,820	101,831
Expected Employer’s Contribution Next Year	6,112	6,046
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	5.85%	7.80%
Salary Increase Rate (p.a.)	0.00%	0.00%

33          During the year 2006, a provision for income taxes of Rs. 299,596 was made for fiscal years ended March 2001 and March 2002, as amount reimbursable by the Company to its US subsidiary due to delinquency in the Tax Return filing by the US branch of the Company.

On assessment of the amount taxable in the hands of the subsidiary, Rs. 43,351 representing interest component in the above provision has been reversed in 2007, as not payable to the subsidiary and has been treated as a prior period item.

34          Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from 29 April 2008. The appointment was subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act,and other applicable provisions. The Shareholders approval has been received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals that Mr. Louis Theodoor van den Boog will be an Executive Director of the Company until 31 March 2013 unless extended by the Board with his consent. As of 31 December 2008, the Company has not received approval from the Central Government.

35          Prior year comparatives

Previous year figures have been appropriately reclassified to conform to the current year’s presentations.

PATNI COMPUTER SYSTEMS LIMITED

Balance Sheet Abstract and Company’s General Business Profile

I. Registration Details

Registration No.	20127	State Code	11

Balance Sheet Date	31	12	2008
Date	Month	Year

II. Capital raised during the year

Public issue	Right issue
NIL	NIL

Bonus issue	Private placement
NIL	NIL

III. Position of mobilisation and deployment of funds

Total liabilities	Total assets
32625996	32625996

Sources of funds

Paid-up capital including share application money	Reserves and surplus
256210	24955494

Secured loans	Unsecured loans
17548	NIL

Deferred Tax Liability
133746

Application of funds

Net fixed assets	Investments
7737972	16521947

Net current assets	Deferred Tax Assets
928690	174657

Accumulated losses	Miscellaneous expenditure
NIL	NIL

IV. Performance of Company
Turnover	Total expenditure
16498747	12365774

+ / –	Profit before tax	+ / –	Profit after tax
+	4132973	+	3891537

Earning per share in Rs.	Dividend @ %
28.70	150%

V. Generic names of three principal products of the Company (As per monetary terms)

Item no ITC code	NIL	Product description	Computer Software and Services

For and on behalf of the Board of Directors

	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Director	Director

Mumbai		Surjeet Singh	Arun Kanakal
12 February 2009	Pradip Shah	Chief Financial and	Company Secretary
	Director	Operations Officer

PATNI COMPUTER SYSTEMS LIMITED

Statement pursuant to section 212 of the Companies Act, 1956 relating to subsidiary companies

								Investment
								Other than		Profit/(Loss)		Profit/(Loss)
Sr.		Reporting	Exchange	Share		Total	Total	Investment		before	Tax	after	Proposed
No.	Name of Subsidiary	Currency	Rate	capital	Reserves	Assets	Liabilities	in Subsidiary	Turnover	taxation	Provision	taxation	Dividend	Country
1	Patni Americas, Inc.	USD	48.75	2,638,934	1,704,815	10,507,817	6,164,068	—	16,109,103	836,785	223,972	612,813	—	USA
2	Patni Computer Systems (UK) Limited	GBP	70.95	497,817	(70,839)	1,402,017	975,038	201	2,120,003	(176,607)	(22,946)	(153,661)	—	UK
3	Patni Computer Systems GmbH	EUR	68.24	6,076	(77,283)	125,930	197,137	—	176,983	(55,597)	17,528	(73,125)	—	Germany
4	Patni Telecom Solutions (P) Limited	INR	1.00	4,198	1,126,032	1,637,318	507,088	350,877	1,156,333	250,481	23,600	226,881	—	India
5	Patni Telecom Solutions Inc.	USD	48.75	17,312	845,646	921,433	58,476	2,131	488,452	(107,929)	(49,850)	(58,079)	—	USA
6	Patni Telecom Solutions (UK) Limited	GBP	70.95	5,821	295,902	956,986	655,263	87	1,422,151	(68,257)	(21,650)	(46,607)	—	UK
7	Patni Life Science Inc.	USD	48.75	534,146	(205,744)	483,310	154,908	—	859,285	(31,337)	(7,725)	(23,612)		USA
8	Patni Computer Systems Brasil Ltda.	BRL	0.05	—	—	—	—	—	—	—	—	—	—	Brazil
9	Patni Computer Systems (Czech) s.r.o.	CZK	2.59	1,871	(533)	2,015	677	—	—	(593)	—	(593)		Czech Republic
	Total			3,706,175	3,617,996	16,036,826	8,712,655	353,296	22,332,310	646,946	162,929	484,017

For and on behalf of the Board of Directors

Narendra K Patni	Jeya Kumar	Arun Duggal	Louis Theodoor van den Boog	Surjeet Singh	Arun Kanakal
Chairman	Chief Executive Officer	Director	Director	Chief Financial and	Company Secretary
Operations Officer
Mumbai
29 April 2009

Management’s Discussion and Analysis

of the Consolidated Financials under Indian GAAP

Industry Structure and developments

Global Markets Overview

As we entered 2008, there were signs of economic fragility in the U.S. and Europe were apparent, but the crises that began in October 2008 plunged the world into an even deeper level of economic uncertainty. The resultant recession has been felt across the geographies and industries.

The overarching theme of global economic uncertainty has become so widespread and the path to economic recovery so obscured that “cautiously optimistic” is the most hopeful position most organizations are mustering in these times.

The immediate question that hovers over the financial services sector at the end of 2008 is how quickly credit will loosen up to stimulate recovery. The pessimistic view is that outsourcing market will also not escape the impact of these realities in the short and medium term time frames. In fact, most of the Indian outsourcing companies have seen significant decline in revenue growth in the last couple of quarters in 2008.

Customers have reduced discretionary expenditure to a large extent and the decision cycles have become longer and elongated.

In the current scenario, the outsourcing market represents a dichotomy: on the downside, organizations’ outsourcing strategies may negatively impact market growth, but at the same time, the upside is that outsourcing can help organizations to work through financial and competitive challenges. There is potential for outsourcing to address immediate cost pressures as well as long-term recovery goals.

IT Industry Overview

Based on the current economic uncertainty, IT budgets are expected to be carefully scrutinized, customers are seeking ways to reduce costs and/ or supplement their IT staff, which may result in opportunities for global outsourcing together with cost constraints.

•                  Many organizations that have successfully used offshore sourcing for cost-benefits will be looking for the next level of benefit. This opens opportunities for service providers to introduce higher levels of operational effectiveness that incrementally add value through globally delivered service relationships.

•                  Global delivery will be considered by more organizations that have never outsourced before. Those using offshore/global delivery may increase the levels and types of services work being done offshore.

•                  In the short term, it is expected that pricing pressures will increase. Price competition for deals, particularly for standardized IT outsourcing (ITO) services,may be fierce. In some cases, buyers will be lured by “lowball” pricing from providers trying to make quarterly revenue goals or build market share. In other cases, providers will be “forced” to accept low margins for revenue growth, and buyers will make decisions based on who will promise the lowest cost. In either scenario for the next two years the provider’s cost to deliver may exceed revenue and service quality may be degraded.

While the 2009 outlook for global technology related spending is affected by the recessionary environment, a rebound is expected from 2010 onwards. Worldwide adoption of outsourcing is also expected to rise significantly in the coming years.

IT Industry Outlook

Strong fundamentals of a large talent pool, sustained cost competitiveness and an enabling business environment have helped established India as the preferred sourcing destination. Superior delivery model has ensured India remains the distinct leader in the global sourcing arena.

Indian IT-BPO grew 33% in fiscal year 2008 and reached US$ 64 billion in aggregative revenue, thus revalidating it’s strong fundamentals, despite strong concerns of slowing U.S. economy and supply constraints. IT-BPO export reached US$ 40.9 billion in the year 2008 against US$ 31.8 billion in the fiscal year 2007, i.e., it has grown 28%. Software and service export reached US$ 40.4 billion, contributing nearly 63% of the overall IT-BPO aggregate revenue.

As a proportion of national GDP, the Indian technology sector revenue has grown from 1.2% in 1998 to 5.5% in 2008. Net value added by the sector to the economy was estimated at 3.3 — 3.9% for fiscal year 2008.

The export revenues are estimated to gross US$ 47.3 billion in fiscal year 2009, accounting for 66% of the total IT-BPO industry revenues. Cross currency movement during the year, led by the strengthening (and high volatility) of the U.S. dollar versus some of the major invoicing currencies (Euro, GBP), suppressed volume growth in the European market by about approximately 2.2% at an industry level. Software and services exports (including BPO) are expected to account for over 99.0% of total exports, employing over 1.8 million employees.

While the U.S. with a 60.0% share remains the largest export market for Indian IT-BPO services, incremental growth is being driven by the European market, with the U.K. and Continental Europe growing by a CAGR of 41.4% and 51.4% in the period of fiscal years 2004 to 2008.

The industry’s vertical market exposure is also well diversified across several mature and emerging sectors. Banking, Financial Services and Insurance (BFSI) remains the largest vertical market for Indian IT Exports, followed by High Technology and Telecommunications. These sectors together accounted for nearly 61.0% of the Indian IT-BPO exports in fiscal year 2008. Manufacturing and Retail sectors contributed 25.0% of the aggregate exports in fiscal year 2008. Other key segments include media, healthcare, airlines, transportation and utilities.

Key global sourcing drivers will continue to be cost, access to talent, business improvements, increasing speed-to-market and access to emerging markets. The future outlook for all these drivers is positive, leading to increased momentum for global sourcing. The focus on cost reduction is expected to increase, keeping in mind the current recessionary environment.

Environmental considerations such as climate change, global warming, social responsibilities, and compliance issues are all add to increased pressure on margins, which can be offset by increasing global sourcing to keep tabs on spiraling costs.

Sustained demand, robust fundamentals and a supportive business environment will help realize the significant potential the IT-BPO industry offers, both for exports and the domestic market. The industry can achieve an export target of US$ 60-62 billion by FY 2011, employing 2.5-3 million professionals directly and contributing substantially to the socio-economic development of the country. The size of the opportunity in hand can be gauged from the fact that India currently accounts for just over 4% of worldwide technology related spend. Additionally, growth in global sourcing is estimated to be almost four times that of technology related spend. India currently generates the bulk of its IT-BPO revenues from the U.S. and the BFSI sector, while accounting for a miniscule part of technology spend in other geographies and verticals. India, with its fundamental advantages can capture a large share of the opportunities available. However, in order to achieve this goal, the key stakeholders need to work in tandem.

The Indian IT-BPO industry is now at a critical point in its evolution. Behind it stands a decade of stellar performance which has left a deep imprint on the Indian economic and social landscape. Moving forward, it faces a transforming macro-economic environment, rapidly changing customers and needs, evolving services and business models, and rising stakeholder (employees, investors) aspirations. These forces are expected to redefine the nature of demand and supply for the industry, and also redefine the strategic imperatives for businesses in 2009.

Our Delivery Model

We address our clients’ needs with our global delivery model, through which we allocate resources in a cost-efficient manner using a combination of onsite client locations in North America, Europe and Asia and offshore locations in India. We believe an integral part of our delivery is our industry knowledge, which we refer to as our domain expertise.

We refer to our own industry experts, business analysts and solutions architects who are located primarily onsite with the client as our “domain wedge”. These experts are supported by additional personnel who provide technical services onsite on a temporary basis, and by our trained professionals located normally at one or more of our nine offshore centers in India. Typically, at the initial stage of a project, we provide services through our onsite industry and technology experts and our transient onsite delivery personnel. By applying our domain wedge approach, we deliver solutions that can be structured to scale to suit our clients’ needs. In certain cases we provide dedicated offshore development centers, set up for a particular client. Through these offshore development centers we integrate our clients’ processes and methodologies and believe we are better positioned to provide comprehensive and long-term support. We maximize the cost efficiency of our service offerings by increasing the offshore portion of the work as the client relationship matures. To complement our domain wedge, we have aligned a majority of our sales and marketing teams to focus on specific industry sectors.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, financial services and communications, media and entertainment. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. We also focus on technology practices, specifically in product engineering services.

Successful Client Relationships

We have demonstrated the ability to build and manage large client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across the client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs irrespective of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the IT industry. Chairman (previously our Chief Executive Officer) is an entrepreneur and engineer who has been in the IT industry for over 30 years and has led us from our inception in 1978.

Most of our senior management team has worked as a team for over 20 years. We use our competitive recruitment program to select the best talent from India’s premier engineering institutions.

Our Strategy

We seek to further enhance our position as a leading Indian provider of integrated IT services and solutions through our global delivery model. To achieve this we intend to:

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrating our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of whom are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise

We intend to strengthen our understanding of key industries by investing in a strong base of industry experts, business analysts and solutions architects as well as considering select, targeted acquisitions. We believe that we can add more value than a general service provider because we understand the specific industry requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

We are committed to enhancing our processes and methodologies by investing in project management tools that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. For example, we use automation testing to increase the efficiency of our project methodologies and for process management, defect tracking, audit management and contract management. We also apply this commitment to our infrastructure and we are constructing new knowledge park campuses in India to provide world class infrastructure, high standards of quality and secure delivery.

Build our Brand Globally

While our “Patni” brand is an established and recognised brand in India, we intend to increase recognition of our brand elsewhere in our client markets. We seek to achieve this through targeted analyst outreach programs, trade shows, white papers, sponsorships, workshops, road shows, speaking engagements and global public relations management. We believe that a stronger brand will facilitate our ability to gain new clients and to attract and retain talented professionals.

Pursue Strategic Acquisitions

We seek to pursue selective strategic acquisitions to augment our capabilities and to address gaps in industry expertise, technical expertise, service lines and geographic coverage. We will continue to consider and seek acquisition opportunities which considerably widen our industry and technology practices.

Competition

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition or competitive pressure from:

•                  Indian IT services companies, such as, Tata Consultancy Services Limited, Infosys Technologies Limited, Wipro Limited, and HCL Technologies Limited;

•                  international IT services companies, such as Accenture, Cognizant Technology Solutions, Computer Sciences Corporation, Sapient Corporation and Electronic Data Systems;

•                  divisions of large multinational technology firms such as IBM, and Hewlett Packard Company, or Hewlett Packard;

•                  in-house IT departments of large corporations;

•                  other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms;

•                  offshore service providers in other countries with low wage costs such as China and the Philippines, and countries in Eastern Europe and Latin America; and

•                  involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients.

A number of our international competitors are setting up operations in India. Further, a number of our international competitors with existing operations in India are ramping up their presence as offshore operations in India have become an important element of their delivery strategy. This has resulted in increased employee attrition among Indian vendors and increased wage pressure to retain software professionals. We believe that price alone is not a sustainable competitive advantage in an environment where IT solutions are becoming increasingly critical to clients’ core corporate strategy. We have therefore built our competitive position on our ability to leverage our industry specific knowledge and experience in a broad range of IT services, to manage and maintain large client relationships, to continually monitor and improve our delivery excellence and to attract and retain highly skilled software professionals.

Segment-wise Performance

Our operations pertain to provision of IT services and solutions to customers belonging to various industries such as insurance, manufacturing and financial services. and also to technology practices. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information.

We derive a significant proportion of our revenues from clients in the insurance, manufacturing, telecommunications and financial services industries. We also provide services to clients in other industries, including retail, energy and utilities, logistics and transportation, and media and entertainment. In addition, we market our services to clients through our technology practices, comprising our product engineering and ISV practices. The following table indicates the breakdown of our revenues by our industry and technology practices:

Industry Segments

	Year ended 31 December
	2006	2007	2008
Industry Practice
Financial Services	15.3%	14.1%	12.8%
Insurance	23.2%	23.6%	24.7%
Manufacturing	21.7%	23.8%	25.1%
Communication, Media & Entertainment	18.9%	13.4%	12.6%
Other	6.7%	8.4%	9.1%
Technology Practice
Product Engineering	14.2%	16.7%	15.7%
Total	100.0%	100.0%	100.0%

Outlook, Risks and Concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal control systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee which is a sub-committee to Board of Directors consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures coupled with transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal controls over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition	(Rs. in thousands)

	Year ended	Year ended
	31 Dec. 2008	31 Dec. 2007
Share capital
Balance at the beginning of the year	278,019	276,564
Shares issued during the year
– ESOP plan	105	1,455
Buyback of shares	(21,914)	—
Balance at the close of the year	256,210	278,019

Our Board of Directors approved a proposal to repurchase fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370 million in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations). During the year ended 31 December, 2008, we repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370 million being 100% of the amount authorised for buy back.

Additionally during the year we issued 52,680 shares to 27 of our employees out of the options granted under the Patni ESOP 2003 (revised 2006) Plan.

As a result of the shares issued and the buyback program, the issued, subscribed and paid-up share capital has increased by 52,680 shares and decreased by 10,957,082 shares respectively.

Reserves and surplus

The issuance of equity shares through the Company’s ESOP Plan resulted in an addition of Rs. 7.5 million. and the repurchase of 10,957,082 shares resulted in a deduction of Rs. 2,348.1 in the share premium account. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 21,914, has been transferred from general reserve to capital redemption reserve.

We transferred an amount of Rs. 389.1 million from its profit for the year to the general reserve, while Rs. 3,541.1 million was retained in the profit and loss account.

Secured loans

We acquire vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

We recorded a cumulative net deferred tax liability of Rs. 133.7 million as at 31 December 2008. The deferred tax liability represents timing differences arising out of costs and estimated earnings in excess of billings, depreciation and U.S. branch profit taxes.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

(Rs. in thousands)

	Year ended	Year ended
	31 Dec.	31 Dec.
	2008	2007
Balance at the beginning of the year	4,278,413	3,400,664
Goodwill arising on acquisition of 100% equity interest in Patni Life Science Inc (formerly Taratec Development Corp)	—	378,699
Goodwill arising on acquisition of 100% equity interest in LOI	—	261,399
Contingent consideration arising out of
Patni Telecom Solutions Inc. (formerly Cymbal Corporation)	—	494,097
Effect of foreign currency translation	628,931	(256,446)
Balance at the end of the year	4,907,344	4,278,413

Fixed Assets	(Rs. in thousands)

	Year ended		(Increase)/
	31 December		Decrease
	2008	2007	%
Gross block
Land – freehold	171	171
– leasehold	674,377	678,853	0.7
Buildings and leasehold improvements	3,138,835	2,543,843	(23.4)
Computers, software and other service equipment	3,861,130	3,402,509	(13.5)
Electrical installations	835,305	746,544	(11.9)
Office equipments	1,034,323	918,533	(12.6)
Furniture and fixtures	936,012	822,536	(13.8)
Vehicles	77,851	84,747	8.1
Intangible asset	1,094,141	907,712	(20.5)
Assets held for sale	—	134,829	100
Total	11,652,145	10,240,277	(13.8)
Less: Accumulated depreciation	5,168,419	4,099,918	(26.1)
Add: Capital work-in-progress	2,501,851	2,177,028	(14.9)
Net fixed assets	8,985,577	8,317,387	(8.0)

During 2008, we added Rs. 1,411.9 million to our gross block of assets. This is represented by Rs. 368 million on acquisition of fixed assets in Airoli, Navi Mumbai and Rs. 563 million on acquisition of fixed assets in Noida SEZ.

The capital work-in-progress as at 31 December 2008 and 2007 represents advances paid towards acquisition of fixed assets and the cost of assets yet to be put to use.

The net increase of Rs. 297 million under CWIP is represented by Rs. 128 million of addition at Noida SEZ, Rs. 195 million addition at Mumbai, Rs. 118 million addition at Hinjewadi (Pune) and Rs. 175 million of reduction at Airoli due to capitalisation of the building and related facilities at Airoli.

Fixed assets include building amounting to Rs. 134.8 million which is retired from active use and held for disposal and the sale transaction was concluded in March 2008.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments increased to

Rs. 11,771.3 million as of 31 December 2008 compared to

Rs. 11,516.8 million as of 31 December 2007.

Deferred tax asset (net)

We recorded cumulative deferred tax asset (net) of Rs. 945.2 million as of 31 December, 2008. This relates to the subsidiary companies, Patni Americas Inc (USA) ,Patni Computer Systems (UK) Limited, Patni Computer Systems (GmbH), Patni Telecom Solutions Private Limited (India), Patni Telecom Solutions Inc (USA) and Patni Telecom Solutions (UK) Limited. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues, billings in excess of cost and estimated earnings, accrued expenses and carry forward losses.

Sundry debtors

Sundry debtors of Rs. 5,450.9 million (net of provision for doubtful debts amounting to Rs. 142.5 million) represents 17.5% of revenues for the year ended 31 December 2008. During the year, the debts outstanding for a period exceeding six months increased to 7.2% of gross debtors as compared to 5.5% in the previous year. Provision for doubtful debts as a percentage of sundry debtors increase to 2.6% from 1.7% in the previous year.

The age profile of debtors is given below:

	Year ended	Year ended
	31 Dec.	31 Dec.
Period in days	2008	2007
0-180	92.8%	94.5%
More than 180	7.2%	5.5%
Total	100.0%	100.0%

Cash and bank balances

We recorded cash and bank balances of Rs. 2,931.8 million and Rs. 1,285.9 million as at 31 December 2008 and 2007, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As at 31 December 2008 and 2007, the Company had cash and cash equivalents (cash and bank balances including short term investments)

of Rs. 10,696.8 million and Rs. 8,940 million, respectively. Cash and cash equivalents represent 38.8% and 37.1% of total assets as at 31 December 2008 and 2007, respectively.

Cost and estimated earnings in excess of billings

Costs and estimated earnings in excess of billings represent revenues recognised by us in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Cost and estimated earnings in excess of billings increased to Rs. 1,494.8 million during the year ended 31 December 2008 compared to Rs. 1,277.6 million in the year ended 31 December 2007 due to increase in project progression for which the milestones were not due.

Loans and advances

During the year ended 31 December 2008 advances recoverable in cash or kind decreased to Rs. 423.4 million from Rs. 430.1 million as at 31 December 2007.

Security deposits increased to Rs. 314.8 million for the year ended 31 December 2008 from Rs. 311.6 million as at 31 December 2007.

Loans to our employees outstanding as at 31 December 2008 were Rs. 43.8 million as compared to Rs. 55.9 million as at 31 December 2007.

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961, we have recognised “MAT credit entitlement” of Rs. 631.9 million as at 31 December 2008 and Rs. 284.1 million as at 31 December 2007.

We deposited with the tax authorities an amount of Rs. 269.2 million as at 31 December 2007 with respect to matter under appeal with regard to disallowance of deduction claimed by us under section 10A of the Income tax Act, 1961. During the year 2008, this amount was refunded back to us as we received a favorable order from Commissioner of Income tax allowing this claim, further no deposit was made as of 31 December 2008 pertaining to the outstanding demands.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of Rs. 435.7 million, which represent amounts payable to vendors for goods or services rendered. Billings in excess of cost and estimated earnings of Rs. 292.5 million denotes billings in excess of revenues recognised. Advances received from customers of Rs. 65.1 million include amounts received from customers for the delivery of future services. Deferred revenues of Rs. 165.2 million relate to revenues for set up activities that are deferred and recognised over the period in which the fees are earned. Related costs are also deferred in such instances and are grouped under ‘advances recoverable in cash or kind’. Derivative liability of Rs. 1,873.5 million relate to marked to market loss on foreign exchange contracts on account of rupee depreciation from 39.41 as of 31 December 2007 to 48.75 as of 31 December 2008. Other liabilities of Rs. 3,495.8 million include increased provisions for employee related and other costs.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax) as of 31 December 2008 was Rs. 1,198.9 million.

As at 31 December 2008, provision for retirement benefits increased to Rs. 1,379.0 million from Rs. 1020.6 million as at 31 December 2007 primarily on account of increase in salaries and manpower.

Dividend on equity shares of Rs. 384.3 million represents dividend payable to our shareholders recommended by the Board of Directors and will be paid on approval by the shareholders at the annual general meeting. Dividend tax denotes taxes payable on the proposed dividend for 2008.

Results of Operations

The following table sets forth certain financial information for the year ended 31 December 2008 as a percentage of revenues, calculated from the consolidated financial statements:

(Rs. in thousands)

	Amount	% of income
Sales and service income	31,172,682	96.0%
Other income	1,303,448	4.0%
Total income	32,476,130	100%
Personnel cost	18,328,658	56.4%
Selling, general and administration cost	8,142,555	25.1%
Depreciation	1,141,533	3.5%
Transfer from revaluation reserve	(81)	—
Interest costs	78,959	0.2%
Total expenses	27,691,624	85.3%
Profit for the year before taxation	4,784,506	14.7%
Provision for taxation	404,366	1.2%
Profit for the year after taxation	4,380,140	13.5%

Income

Our sales and service income was Rs. 31,172.7 million in 2008 from Rs. 26,885.5 million in 2007. Clients from the insurance, manufacturing, and financial services industries contribute a large proportion of our sales and service income. In 2008, revenues from these clients together contributed 62.6% of our revenues.

We derive significant proportion of our revenues from clients located in the United States. In 2008, we derived 75.9% of our revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification. We added 100 new clients during 2008.

Other income was Rs. 1,303.4 million in 2008 from Rs. 864.8 million in 2007. During 2008, other income comprised interest and dividend income of Rs. 638.8 million, and interest reversal of Rs. 254.7 million on account of completion of assessment by IRS of the tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of our US branch. Profit on sale of fixed assets of Rs. 15.0 million, gain of Rs. 394.1 million on the sale of investments and other miscellaneous income of Rs. 39.2 million.

Personnel costs

Personnel costs were Rs. 18,328.7 million and Rs. 15,389.6 million in 2008 and 2007, respectively. These costs represent 56.4% and 55.5% of our total income in 2008 and 2007, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff.

Selling, general and administration expenses

We incurred selling, general and administration expenses of Rs. 8,142.6 million and Rs. 5,384.1 million, representing and 25.1% and 19.4% of total income in 2008 and 2007, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation

We provided Rs. 1141.6 million and Rs. 984.8 million towards depreciation for 2008 and 2007, respectively. Depreciation as a percentage of gross block of fixed assets was 9.8% and 9.6% for 2008 and 2007, respectively.

Interest

We incurred interest costs of Rs. 79 million and Rs. 147.2 million in 2008 and 2007, respectively. These costs mainly comprise interest provision relating to tax assessments and interest on finance lease obligations relating to vehicles acquired on lease us.

Provision for taxation

We provided for its tax liability both in India and overseas. The details of provision fortaxes are as follows:

Provision for tax expense consists of the following:

(Rs. in thousands)

	2008	2007
Current taxes
- Indian	453,784	371,078
- Foreign	273,508	935,422
	727,272	1,306,499
Deferred tax expense /(credit)
- Indian	(64,652)	28,077
- Foreign	40,094	(91,994)
	(24,558)	(63,917)
	702,714	1,242,582

During the year 2008 we recorded a tax reversal of Rs. 289.1 million on account of completion of assessment by IRS of the tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of our US branch.

We benefit from a tax holiday given by the Government of India for the export of information technology services from specially designated software technology parks and special economic zones located in India. As a result of these tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years.

We have recognised “MAT credit entitlement” of Rs. 347.8 million (2007: Rs. 278.4 million) by crediting to the profit and loss account.

We have recognised “Fringe Benefit Tax” of Rs. 49.4 million for the year ended 31 December 2008 and Rs. 44.2 million for the year ended 31 December 2007.

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks and special economic zones in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for some of our facilities have expired and certain others will expire upon completion of 10 years from the start of business of the eligible undertaking. However the tax holiday for the export of IT service will expire on 31 March 2010.

We recorded a net deferred tax credit of Rs. 24.6 million and Rs. 63.9 million for the year ended 31 December 2008 and 2007, respectively.

Net Profit

Net profit was Rs. 4,380.1 million and Rs. 4,836.2 million for the year ended 31 December 2008 and 2007, respectively. Net profit as a percentage of total income was 13.5% and 17.4% in 2008 and 2007, respectively.

Development in Human Resources

As of 31 December 2008 we had 14,894 employees. Of these 11,555 were software professionals, of which 2,668 employees were onsite and 8,887 offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

PATNI COMPUTER SYSTEMS LIMITED

Reconciliation of Significant differences between Indian GAAP and US GAAP

(Rs. in thousands)

	Year ended 31 December
	2008	2007
Consolidated net income as per Indian GAAP	4,380,140	4,836,262
Income taxes	60,297	65,622
Foreign currency differences	73,061	114,236
Employee retirement benefits	17,982	(77,409)
ESOP related Compensation Cost	(165,830)	(192,448)
Business acquisition	(71,081)	(45,925)
Others	(2,717)	10,378
Total	(88,288)	(125,546)
Consolidated net income as per US GAAP	4,291,852	4,710,716

1              Income taxes

This represents deferred tax impact of significant differences between Indian GAAP and US GAAP.

2              Foreign currency differences

In Indian Gaap, as per the guidance under AS 30, “Financial Instruments : Recognition and Measurement” with regards to foreign currency purchased options, the changes in the time value (i.e. forward premia differential) is excluded from the assessment of effectiveness testing and taken into the profit and loss account. While under US GAAP with respect to these contracts the overall changes in the fair value including the changes in the time value is considered in effectiveness testing and reported in the statement of shareholder’s equity and other comprehensive income.

3              Employee retirement benefits

This represents difference in recording pension, gratuity, and leave encashment costs.

4              ESOP related Compensation Cost

Under US GAAP, compensation cost is recognised for sharebased payments using a fair value measurement method where the estimated fair value of awards is charged to income on an accelerated basis over the requisite service period, which is generally the vesting period. Accordingly, compensation cost has been recorded based on fair value under US GAAP while such accounting is done based on instinsic value under Indian GAAP.

5              Business acquisition

Under US GAAP, the assets and liabilities acquired on acquisition of The Reference Inc, Patni Telecom Solutions Inc. (formerly Cymbal Corporation) and Patni Life Sciences Inc (formerly Taratec Development Corporation) have been recorded at fair values assigned to them, whereas under Indian GAAP these have been recorded at respective book values. Further, under US GAAP, a portion of the purchase consideration has been allocated to intangible assets meeting the criteria for being recognised as an asset apart from goodwill. These intangible assets are being amortised over its useful life in proportion to the economic benefits consumed during each reporting period. Under Indian GAAP, the entire difference between the purchase consideration and the book value of assets acquired has been recorded as goodwill, which is subject to impairment testing.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIALS UNDER INDIAN GAAP

Auditors’ Report

To the Board of Directors of

Patni Computer Systems Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Patni Computer Systems Limited (“Patni” or “the Company” or “the Parent Company”) and its subsidiaries (as per the list appearing in Note 2.2 to the consolidated financial statements) [collectively referred to as the “Patni Group” or “the Group”] as at 31 December 2008, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard 21 - ‘Consolidated Financial Statements’ prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and on the basis of information and explanation given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

i               in the case of the consolidated Balance Sheet, of the state of affairs of the Patni group as at 31 December 2008;

ii              in the case of the consolidated Profit and Loss Account, of the profit for the year ended on that date; and

iii             in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna

Partner

Membership No: 032815

Mumbai

12 February 2009

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Balance Sheet as at 31 December 2008

(Currency: Rs. in thousands except share data)

	Note	2008	2007
SOURCES OF FUNDS
Shareholders’ funds
Share capital	3	256,210	278,019
Share Application money		—	1,815
Stock options outstanding		1,662	—
Reserves and surplus	4	28,143,233	27,081,659
		28,401,105	27,361,493
Loan funds
Secured loans	5	17,548	23,785
Deferred tax liability	17	133,746	20,589
		28,552,399	27,405,867
APPLICATION OF FUNDS
Goodwill	18	4,907,344	4,278,413
Fixed assets
Gross block	6	11,652,145	10,240,277
Less: Accumulated depreciation		5,168,419	4,099,918
Net block		6,483,726	6,140,359
Capital work-in-progress and capital advances		2,501,851	2,177,028
		8,985,577	8,317,387
Investments	7	11,771,334	11,516,778
Deferred tax asset, net	17	945,241	591,871
Current assets, loans and advances
Sundry debtors	8	5,450,920	5,316,513
Cash and bank balances	9	2,931,750	1,285,857
Costs and estimated earnings in excess of billings		1,494,846	1,277,564
Loans and advances	10	1,420,732	1,918,047
		11,298,248	9,797,981
Less: Current liabilities and provisions
Current liabilities	11	6,327,839	4,294,957
Provisions	12	3,027,506	2,801,606
		9,355,345	7,096,563
Net current assets		1,942,903	2,701,418
		28,552,399	27,405,867

The accompanying notes form an integral part of this Consolidated Balance Sheet.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director

Natrajan Ramkrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Profit and Loss Account for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	Note	2008	2007
INCOME
Sales and service income		31,172,682	26,885,495
Other income	13	1,303,448	864,841
		32,476,130	27,750,336
EXPENDITURE
Personnel costs	14	18,328,658	15,389,630
Selling, general and administration costs	15	8,142,555	5,384,142
Depreciation	6	1,141,533	984,757
Less: Transfer from revaluation reserve	4	81	81
Interest costs	16	78,959	147,225
		27,691,624	21,905,673
Profit for the year before taxation		4,784,506	5,844,663
Provision for taxation	17	702,714	1,242,582
MAT credit entitlement	17	(347,772)	(278,393)
Provision for taxation-fringe benefits		49,424	44,212
Profit for the year after taxation		4,380,140	4,836,262
Profit and loss account, brought forward		14,560,885	10,646,309
Add: Adjustment on account of Employee Benefits	31	—	(32,606)
Amount available for appropriation		18,941,025	15,449,965
Proposed Dividend on equity shares		384,473	418,173
Dividend tax		65,341	83,389
Transfer to general reserve		389,154	387,518
Profit and loss account, carried forward		18,102,057	14,560,885
Earnings per equity share of Rs. 2 each	22
- Basic		32.30	34.88
- Diluted		32.25	34.54
Weighted average number of equity shares used in computing earnings per equity share
- Basic		135,590,677	138,660,785
- Diluted		135,815,016	140,036,922

The accompanying notes form an integral part of this Consolidated Profit and Loss Account.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director

Natrajan Ramkrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	2008	2007
Cash flows from operating activities
Profit before taxation	4,784,506	5,844,663
Adjustments:
Depreciation, net of transfer from revaluation reserve	1,018,654	945,875
Profit on sale of fixed assets, net	(15,027)	(11,959)
Profit on sale of investments, net	(394,050)	(266,043)
Loss/(Profit) on revaluation of investments	100	(13)
Amortisation of Intangible Assets	122,798	38,802
Dividend income	(505,963)	(413,380)
Interest income	(46,187)	(102,744)
Interest expense	1,568	2,619
Provision for doubtful debts and advances	76,682	50,458
ESOP Compensation Costs	1,662	—
Unrealised foreign exchange loss/(gain)	878,669	(825,428)
Operating cash flows before working capital changes	5,923,412	5,262,850
Decrease / (Increase) in sundry debtors	656,243	(189,051)
(Increase) in cost and estimated earnings in excess of billings	(141,468)	(343,085)
Decrease / (Increase) in loans and advances	311,198	(455,011)
Increase / (Decrease) in billings in excess of cost and estimated earnings	133,912	(3)
(Decrease) in sundry creditors	(167,266)	(64,098)
Increase in advance from customers	18,239	41,588
(Decrease) / Increase in other liabilities	(74,660)	542,329
Increase in provision for retirement benefits	221,326	116,881
Cash generated from operations	6,880,936	4,912,400
Income taxes paid	(1,066,897)	(792,531)
Net cash provided by operating activities (A)	5,814,039	4,119,869
Cash flows from investing activities
Payment of Contingent consideration	—	(504,028)
Purchase of Intangible Assets	—	(811,485)
Purchase of fixed assets	(1,895,342)	(2,562,085)
Sale of fixed assets	166,780	23,051
Purchase of non trade investments	(42,234,642)	(47,498,545)
Sale of non trade investments	42,404,914	46,888,215
Dividend received	505,964	413,380
Interest received	49,803	101,517
Payments for acquisition, net of cash acquired	—	(871,671)
Net cash (used) in investing activities (B)	(1,002,523)	(4,821,651)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Cash Flow Statement (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

	2008	2007
Cash flows from financing activities
Issue of equity shares	5,824	130,928
Payment for Buyback of Shares	(2,370,000)	—
Share application money received pending allotment	—	1,815
Dividend paid, including dividend tax	(487,953)	(486,647)
Interest paid	(1,568)	(2,619)
Proceeds from long term borrowings	6,501	10,916
Finance lease obligations repaid	(12,738)	(17,771)
Net cash (used in) financing activities (C)	(2,859,934)	(363,378)
Effect of changes in exchange rates (D)	(305,689)	290,419
Net increase / (decrease) in cash and cash equivalents during the year (A+B+C+D)	1,645,893	(774,741)
Cash and cash equivalents at the beginning of the year	1,285,857	2,060,598
Cash and cash equivalents at the end of the year	2,931,750	1,285,857

Notes to the Consolidated Cash flow statement

Cash and cash equivalents consist of cash on hand and balances with banks.

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts.

	2008	2007
Cash and cheques in hand	52,539	19,284
Balance with banks:
- Current accounts	2,619,412	844,307
- Exchange earners foreign currency account	424,095	355,080
- Effect of changes in Exchange rate	(164,296)	67,186
	2,931,750	1,285,857

The accompanying notes form an integral part of this consolidated cash flow statement.

As per attached report of even date. For B S R & Co. Chartered Accountants		For and on behalf of the Board of Directors
	Narendra K Patni	Louis Theodoor van den Boog	Arun Duggal
	Chairman and CEO	Executive Director	Director

Natrajan Ramkrishna
Partner	Pradip Shah	Surjeet Singh	Arun Kanakal
Membership No: 032815	Director	Chief Financial and	Company Secretary
Mumbai		Operations Officer
12 February 2009

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

1                 Background

Patni Computer Systems Limited (‘Patni’ or ‘the Company’ or ‘the Parent Company’) was incorporated on 10 February 1978 under the Companies Act, 1956. On 18 September 2003, the Company converted itself from a Private Limited company into a Public Limited company. In February 2004, Patni completed initial public offering of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders.

In December 2005, Patni issued 5,125,000 American Depository Shares (‘ADSs’) at a price of US$ 20.34 per ADS. There was a secondary offering of additional 1,750,000 ADSs to the existing shareholders. Patni also issued 1,031,250 ADSs at the price of US$ 20.34 per ADS on the exercise of Greenshoe option by the underwriters. Each ADS represented two equity shares of Rs. 2 each fully paid-up.

Patni owns 100% equity interest in Patni Americas, Inc. (formerly Patni Computer Systems, Inc.), a company incorporated in USA, Patni Computer Systems (UK) Limited, a company incorporated in UK, Patni Computer Systems GmbH, a company incorporated in Germany and Patni Computer Systems Brasil Ltda, a company incorporated in Brazil. In April 2003, Patni Americas, Inc., USA acquired 100% equity interest in The Reference Inc. a company incorporated in USA. In November 2004, Patni Americas, Inc. acquired 100% equity in Patni Telecom Solutions Inc., USA and its subsidiaries. In July 2007, Patni Americas, Inc. acquired Patni Life Sciences Inc, (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash.

In July 2007, Patni UK acquired business and assets of Logan Orviss International (‘LOI’), a European telecommunications consulting services company in a business combination. In March 2008, Patni UK has also set up a subsidiary in Czech Republic, named Patni Computer Systems (Czech) s.r.o. Patni also operates through foreign branch offices in USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, UAE, South Africa, and Turkey. In December 2008 the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, S.A.

The Group is primarily engaged in the business of IT consulting and software development for its customers. The Group provides multiple service offerings to its clients across various industries comprising financial services, manufacturing companies, telecommunication, product engineering services and other such as energy and utilities, retail and hospitality companies. The various service offerings comprise application development and maintenance, enterprise application systems, enterprise system management, research and development services and business process outsourcing services.

2                 Significant accounting policies

2.1       Basis of preparation of consolidated financial statements

The accompanying consolidated financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (‘SEBI’) and Generally Accepted Accounting Principles (‘GAAP’) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’) and relevant provisions of Companies Act, 1956, to the extent applicable.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

2.2       Basis of consolidation

These consolidated financial statements include the financial statements of Patni Computer Systems Limited and its subsidiaries. The subsidiaries considered in the consolidated financial statements as at 31 December 2008 are summarized below:

Name of the subsidiary	Country of incorporation	% shareholding
Patni Americas Inc. (formerly Patni Computer Systems Inc.)	USA	100
Patni Computer Systems (UK) Limited	UK	100
Patni Computer Systems GmbH	Germany	100
Patni Telecom Solutions Inc.	USA	100
Patni Telecom Solutions Private Ltd.	India	100
Patni Telecom Solutions (UK) Ltd.	UK	100
Patni Life Sciences Inc.	USA	100
Patni Computer Systems Brasil Ltda	Brazil	100
Patni Computer Systems (Czech) s.r.o.	Czech Republic	100
PCS Computer Systems Mexico. S.A.	Mexico	100

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21- “Consolidated Financial Statements” (‘AS-21’) for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

2.3       Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings of Patni, which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Asset	Useful life (in years)
Leasehold land and improvements	Over the lease period or the useful life of the assets, which ever is shorter
Buildings	40
Electrical installations	8
Computers, computer software and other service equipments	3
Furniture and fixtures	3-8
Office equipments	3-8
Vehicles	4-5

Intangible Assets

Intangible assets acquired either through business acquisition or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangibles and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.4  Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit which the asset belongs to, is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciable historical cost.

2.5       Goodwill

The excess of cost to the Holding Company of its investment in subsidiaries over the Holding Company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognised in the consolidated financial statements as goodwill. The Holding Company’s portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment.

The goodwill recorded in these consolidated financial statements has not been amortised, but instead evaluated for impairment. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

2.6       Leases

In accordance with Accounting Standard 19 “Accounting for leases”, assets acquired on finance leases, have been recognised as an asset and a liability at the inception of the lease, at an amount equal to the lower of the fair value of the leased asset or the present value of the future minimum lease payments. Such leased assets are depreciated over the lease term or its estimated useful life, whichever is shorter. Further, the payment of minimum lease payments have been apportioned between finance charges, which are debited to the profit and loss account, and reduction in lease obligations recorded at the inception of the lease.

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vests with the lessor, are recognised as operating leases. Lease payments under operating lease are recognised as an expense in the profit and loss account.

2.7       Revenue and cost recognition

The Group derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue from time-and-material contracts is recognised as related services are rendered. Revenue from fixed-price contracts is recognised on a percentage of completion basis, measured by the percentage of costs incurred to-date to estimated total costs for each contract. This method is used because management considers costs to be the best available measure of progress on these contracts.

Contract costs include all direct costs such as direct labour and those indirect costs related to contract performance, such as depreciation, satellite link costs and foreign travel costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

revision to costs and income and are recognised in the year in which the revisions are determined.

The asset, “Cost and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognised in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognised.

Revenue from maintenance contracts is recognised ratebly over the term of maintenance. Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the years that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

The Group grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers

The Group estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

Revenues from BPO Services are derived from both time based and transaction priced contracts. Revenue is recognised as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Dividend income is recognised when the Group’s right to receive dividend is established. Interest income is recognised on the time proportion basis.

2.8       Employee retirement and other benefits

Provident fund

In accordance with Indian regulations, all employees of Patni receive benefits from a provident fund, which is a defined contribution retirement plan. Contributions to the provident fund are charged to the consolidated profit and loss account in the period in which the contributions are incurred.

Gratuity

Patni provides for gratuity, a defined benefit retirement plan (the “Gratuity”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972 the Gratuity plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employee, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation carried out by an independent actuary at the balance sheet date using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. Based upon actuarial valuation, the Company contributes all the ascertained liabilities to the Patni Computer Systems Employees Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments a permitted by law. Actuarial gains and losses are recongnised immediately in the profit & loss account.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date. The plan is not funded. Actuarial gains and losses are recongnised immediately in the profit & loss account.

Others

Patni USA adopted a 401(k) salary deferral profit sharing plan, which enables employees to make pre-tax contributions. Patni USA does not match employee contributions to the plan.

Patni provides compensatory-offs to its employees, which entitle the employees to avail paid leave in future periods for services already rendered. These entitlements are not encashable by the employees. Patni makes provision for such compensated absences by estimating the likely salary payable to the employees availing such leave based on historical data of such entitlements availed in the past.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

2.9       Foreign currency transactions and translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and monetary liabilities are recognised in the consolidated profit and loss account.

The consolidated financial statements are reported in Indian rupees. The transaction of the local currency of each of the integral foreign branches within the group into Indian rupees is performed is respect of assets and liabilities other than fixed assets using the exchange rate in effect at the year end and revenue and expense items other than depreciation cost using prevailing exchange rate at the date of transactions. Fixed assets are translated at exchange rates on the date of transactions and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from the translation of financial statements of foreign branches are recognised in the consolidated profit and loss account.

Pursuant to para 24 of AS-11 (revised 2003), the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)                   Income and expense items are translated by using an appropriate monthly weighted average exchange rate for the periods.

b)                  Assets and liabilities, both monetary and non-monetary, are translated at the closing rate.

c)                   All resulting exchange differences are accumulated in a foreign currency translation reserve which is included under Reserves and Surplus.

2.10 Derivative and hedge accounting

The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on forecasted transactions. The Company enters into derivative financial instruments, where the counterparty is a bank.

In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after 1 April 2009 and mandatory in respect of accounting periods commencing on or after 1 April 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standard) Rules, 2006.

On 1 January 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, will stand withdrawn only from the date AS 30 becomes mandatory (1 April 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to forward contracts and AS 13 until AS 30 becomes mandatory. Consequent to the adoption of the Standard, the resulting gain of Rs. 19,133 has been adjusted to the shareholder’s fund as on 1 January 2008.

Effective 1 January 2008, based on the recognition and measurement principles set out in the AS 30, changes in the fair values of derivative financial instruments designated as cash flow hedges were recognised directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognised in the profit and loss account as they arose.

2.11 Investments

Long-term investments are stated at cost, and provision for diminution is made when, in the management’s opinion, there is a decline, other than temporary, in the carrying value of such investments. Current investments are carried at lower of cost and fair value.

2.12 Taxation

Income tax expense comprises current tax expense, deferred tax expense or credit and fringe benefit tax computed in accordance with the relevant provisions of the Income Tax Act, 1961. Fringe benefit tax is accounted for in accordance with guidance note on accounting for fringe benefits tax issued by the ICAI. The provision for FBT is reported under Income taxes. Provision for current taxes is recognised under the taxes payable method based on the estimated tax liability computed after taking credit for allowances and exemptions in accordance with the Indian Income-tax Act, 1961.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profits offered for income taxes and the profits as per the financial statements of the Company. Deferred tax assets and liabilities are measured using the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the enactment rate. Deferred tax assets in respect of carry forward losses are recognised only to the extent that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realised. Other deferred tax assets are recognised only if there is a reasonable certainty that sufficient

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

future taxable income will be available against which such deferred tax assets can be realised. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Minimum Alternate Tax (‘MAT’) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognised as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

Substantial portion of the profits of the Company are exempted from income tax, being profits from undertakings situated at Software Technology Parks. Under the tax holiday, the Company can utilise exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption and these exemptions expire on various dates between years 2005 and 2010. The Company also benefits from tax holidays for the export of IT services from Special Economic Zone, (‘SEZ’) in India. For units started in an SEZ, the profits of the unit are eligible for 100% tax holiday for first 5 years, and then 50% tax holiday for the next 5 years on fulfilment of certain conditions. This unit will enjoy the above tax holiday from the time they start operations and their sun set clause. During the current financial year, the Company has started such a unit in the Noida Special Economic Zone.

In these regard, the Company recognises deferred taxes in respect of those originating timing differences, which reverse after the tax holiday year resulting in tax consequences. Timing differences, which originate and reverse within the tax holiday year do not result in tax consequence and therefore no deferred taxes are recognised in respect of the same. For this purpose, the timing differences, which originate first are considered to reverse first.

2.13 Earnings per share

The basic earnings per share is computed by dividing the net profit attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for stock splits and bonus shares, as appropriate.

2.14 Provisions and contingent liabilities

The Group creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

2.15 Employee stock options

The company determines the compensation cost based on intrinsic value method. The compensation cost is amortised on a straight line basis over the vesting period.

3                 Share capital

	2008	2007
Authorised
250,000,000 (2007: 250,000,000) equity shares of Rs. 2 each	500,000	500,000
Issued, subscribed and paid - up
128,105,007 (2007: 139,009,409) equity shares of Rs. 2 each fully paid	256,210	278,019
	256,210	278,019

1)                   Of the above, 14,500,000 equity shares of Rs. 2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating Rs. 29,000.

2)                   In June 2001, Patni’s Board of Directors approved a sub division of existing equity shares of Rs. 10 each into 5 equity shares of Rs. 2 each.

3)              The above also includes 46,867,500 equity shares of Rs. 2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating Rs. 93,735.

4)              In December 2002, in pursuance of section 77A of the Companies Act, 1956, Patni bought back 1,650,679 equity shares by utilising the share premium account. In this regard,

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

3                 Share capital (Contd.)

an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 3,301, has been transferred from general reserve to capital redemption reserve.

5)              In August 2003, the Company allotted 37,140,283 equity shares of Rs. 2 each as fully paid bonus shares by capitalisation of share premium aggregating Rs. 74,281.

6)              In February 2004, Patni made an initial public offering (‘IPO’) of its equity shares in India comprising fresh issue of 13,415,200 shares and sale of 5,324,000 equity shares by the existing shareholders. In this regard, equity shares of Rs. 2 each were issued at a premium of Rs. 228 aggregating Rs. 3,085,496.

7)              In December 2005, Patni issued 6,156,250 American Depository Shares (‘ADSs’) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs. 2 each fully paid-up.

8)              In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on 2 April 2008.

The Company commenced buy back of shares on 10 July 2008. Subsequent to the completion of buy back, such shares are to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

9)              During the year ended 31 December 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating Rs. 21,914, has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company. (Refer note 4)

10)        Amount received from employees on exercise of stock options pending allotment of shares is shown as share application money.

11)        Refer note 25 for employee stock compensation plans.

4                 Reserves and surplus

	2008	2007
Building revaluation reserve
- Balance brought forward	1,353	1,434
- Transfer to profit and loss account	(81)	(81)
	1,272	1,353
Capital redemption reserve
- Balance carried forward	253,301	253,301
- Transfer from general reserve	21,914	—
	275,215	253,301
Share premium
- Balance brought forward	10,965,989	10,833,828
- Share premium received on issue of equity shares	7,533	132,161
- Share premium utilised for buyback of shares (Refer note 3)	(2,348,086)	—
	8,625,436	10,965,989
Hedging Reserve	(1,447,666)	—
General reserve
- Balance brought forward	1,674,956	1,287,438
- Transfer from profit and loss account	389,154	387,518
- Transfer to Capital Redemption Reserve on account of share buy back (Refer note 3)	(21,914)	—
	2,042,196	1,674,956
Foreign currency translation reserve	544,723	(374,825)
Profit and loss account, balance carried forward	18,102,057	14,560,885
	28,143,233	27,081,659

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

5                 Secured loans

	2008	2007
Lease obligation in relation to vehicles acquired under finance lease (Refer note 23).	17,548	23,785

Nature of security

Finance lease obligations are secured against the vehicles acquired on lease.

6                 Fixed assets

	Land (Freehold)	Land (Leasehold)	Buildings and leasehold improvements	Computer and other service equipments	Computer software	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Intangible Assets	Assets held for sale	Total as at 31 December 2008	Total as at 31 December 2007
Gross block
As at 1 January 2008	171	678,853	2,543,843	2,228,332	1,174,175	746,544	918,533	822,536	84,747	907,712	134,829	10,240,277	6,941,946
Addition on account of business acquisition	—	—	—	—	—	—	—	—	—	—	—	—	83,476
Additions / Adjustments *	—	43	596,115	379,617	217,062	91,987	117,630	128,669	26,901	186,429	—	1,744,453	3,354,600
Deletions	—	4,519	1,124	137,977	77	3,226	1,841	15,193	33,797	—	134,829	332,585	139,745
As at 31 December 2008	171	674,377	3,138,834	2,469,972	1,391,160	835,305	1,034,322	936,012	77,851	1,094,141	—	11,652,145	10,240,277
Accumulated depreciation
As at 1 January 2008	—	15,658	278,012	1,732,466	935,883	202,906	423,299	416,028	55,095	40,572	—	4,099,918	3,186,730
Accumulated depreciation on account of business acquisition	—	—	—	—	—	—	—	—	—	—	—	—	83,476
Charge for the year	—	10,380	106,476	361,205	193,073	93,743	136,908	101,613	15,337	122,798	—	1,141,533	984,757
Deletions / Adjustments*	—	(308)	6,233	(124,012)	15,709	(2,999)	47,656	(6,301)	(20,828)	11,819	—	(73,032)	(155,046)
As at 31 December 2008	—	25,730	390,721	1,969,659	1,144,665	293,650	607,863	511,340	49,604	175,189	—	5,168,419	4,099,918
Net block as at 31 December 2008	171	648,647	2,748,113	500,313	246,495	541,655	426,459	424,672	28,247	918,952	—	6,483,726	6,140,359
Net block as at 31 December 2007	171	663,195	2,265,832	495,866	238,292	543,638	495,235	406,508	29,653	867,140	134,829	6,140,359

Notes:

1.    Gross block of vehicles as of 31 December 2008 includes assets acquired on lease, refer note 23.

* Includes the effect of translation of assets held by foreign subsidiaries which are considered as non-integral in terms of AS 11 (revised 2003).

7                 Investments

	2008	2007
Long term (Unquoted, at cost)
Non-trade
Investment in Shares
3,649,636 shares (2007: 3,649,636) of Series B-3 Preferred stock of Visage Mobile Inc.	36,563	29,558
Nil shares (2007: 321,888) of Series B Preferred stock of Speedera Networks, Inc.	—	2,956
Less : Provision for diminution in value of investment	(34,431)	—
Total	2,132	32,513
Investment in Mutual Funds
35,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 15m Series 4 Institutional Growth	350,000	—
25,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 12 1/2 M - Series 1 - Institutional Plan - Growth	250,000	—
24,550,000 units (2007: Nil) of G567 IDFC Fixed Maturity Plan Yearly Series 20 - Plan B -Growth	245,500	—
20,000,000 units (2007: Nil) of DWS Fixed Term Fund -Series 47 - Institutional Growth	200,000	—
20,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 13M - Series 1 - Institutional Plan - Growth	200,000	—
20,000,000 units (2007: Nil) of Reliance Fixed Horizon Fund- VII - Series 4 - Institutional Growth	200,000	—
15,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 15 Months Series II Institutional Growth	150,000	—
13,000,000 units (2007: Nil) of Templeton Fixed Horizon Fund Series 7- Plan D- Institutional - Growth	130,000	—
10,002,193 units (2007: Nil) of B895IG Birla FTP - Institutional - Series AK - Growth	100,022	—
10,000,000 units (2007: Nil) of Fortis FTP Series 10 Plan E Institutional Growth 29719/83	100,000	—
10,000,000 units (2007: Nil) of B897IG Birla FTP- Institutional - Series AM- Growth	100,000	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7                 Investments (Contd.)

	2008	2007
10,000,000 units (2007: Nil) of DSP BlackRock Fixed Maturity Plan - 15M - Series 2 - Institutional Plan - Growth	100,000	—
10,000,000 units (2007: Nil) of DWS Fixed Term Fund -Series 46 - Institutional Growth	100,000	—
10,000,000 units (2007: Nil) of G551 Standard Chartered Fixed Maturity Plan yearly Series 17 plan B Growth	100,000	—
10,000,000 units (2007: Nil) of JM Fixed Maturity Plan Series VII-15mts- Plan 1 Growth plan (286) 7021966294	100,000	—
10,000,000 units (2007: Nil) of JM Money Manager Fund Series XI-13 Months Plan 1 Institutional Growth Plan 320	100,000	—
10,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 14M Series 4 Institutional-Growth Option	100,000	—
10,000,000 units (2007: Nil) of ICICI Prudential Fixed Maturity Plan Series 43-13M Plan D Institutional Growth	100,000	—
10,000,000 units (2007: Nil) of Templeton Fixed Horizon Fund Series 7- Plan C- Institutional - Growth	100,000	—
9,000,000 units (2007: Nil) of G561 Standard Chartered Fixed Maturity Plan yearly Series 19 plan B Growth	90,000	—
8,400,000 units (2007: Nil) of Kotak Fixed Maturity Plan 13M Series 3 Institutional-Growth Option	84,000	—
8,000,000 units (2007: Nil) of Reliance Fixed Horizon Fund - VII - Series 1 - Institutional Growth	80,000	—
7,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 375 Days Series VII - Institutional Growth	70,000	—
7,000,000 units (2007: Nil) of 1140 ICICI Prudential Fixed Maturity Plan Series 41 - Fourteen Months Plan Institutional Cumulative	70,000	—
6,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 14 Mths Series III - Institutional Growth	60,000	—
5,000,000 units (2007: Nil) of Kotak Fixed Maturity Plan 14M Series 3 Institutional-Growth Option	50,000	—
5,000,000 units (2007: Nil) of Lotus India Fixed Maturity Plan - 13 Mths Series IV - Institutional Growth	50,000	—
5,000,000 units (2007: Nil) of P1157 ICICI Prudential Fixed Maturity Plan Series 43 - Thirteen Months Plan B Institutional Growth	50,000	—
5,000,000 units (2007: Nil) of Tata Fixed Investment Plan - 1 Scheme A - Institutional Plan - Growth	50,000	—
3,718,503 units (2007: 3,718,503) of Birla Sun Life Cash Plus-Institutional Premium Plan (Growth)	39,624	39,624
10,000,000 units (2007: 10,000,000) of B882G Birla Fixed Term Plan - Institutional - Series AE - Growth	100,000	100,000
7,144,745 units (2007: 7,144,745) of Hdfc Cash Management Fund - Saving Plan - Growth	100,000	100,000
14,190,973 units (2007: 14,190,973) of H16 - Oisid Hsbc Cash Fund - Institutional Plus - Growth	150,000	150,000
Nil units (2007: 2,000,000) of JM Fixed Maturity Plan Series IV-375 Days Growth	—	20,000
Nil units (2007: 3,000,000) of IDFC Fixed Maturity Plan-10-Annually	—	30,000
Nil units (2007: 5,000,000) of Fortis Fixed Term Plan-Series 4-16M	—	50,000
Nil units (2007: 5,000,000) of Birla Fixed Term Plan Series U Growth (12M)	—	50,000
Nil units (2007: 5,000,000) of Deutsche Fixed Term Fund-Series 24-Institutional Growth	—	50,000
Nil units (2007: 5,000,000) of Kotak Fixed Maturity Plan 14M Series 1 Institutional-Growth Option	—	50,000
Nil units (2007: 5,000,000) of Kotak Fixed Maturity Plan 13M Series 2 Institutional Growth	—	50,000
Nil units (2007: 5,000,000) of Tata Fixed Horizon Fund Series 7 Scheme D Growth IP	—	50,000
Nil units (2007: 7,500,000) of Birla Fixed Term Plan Institutional Series S-Growth	—	75,000
Nil units (2007: 7,500,000) of JM Fixed Maturity Plan Series IV-13M-Growth	—	75,000
Nil units (2007: 10,000,000) of Birla Fixed Term Plan- Series P - Growth	—	100,000
Nil units (2007: 10,000,000) of Birla Fixed Term Plan Institutional Series R-Growth	—	100,000
Nil units (2007: 10,000,000) of DWS Fixed Term Fund-Series 25-14M-Institutional-Growth Option	—	100,000
Nil units (2007: 10,000,000) of IDFC Fixed Maturity Plan-YS 3-Growth	—	100,000
Nil units (2007: 10,000,000) of JM Fixed Maturity Plan Series IV-15months-Growth Op-7023145875	—	100,000
Nil units (2007: 10,000,000) of Kotak Fixed Maturity Plan Series 2 15 Months	—	100,000
Nil units (2007: 10,000,000) of Kotak Fixed Maturity Plan 14M Series 2 Institutional-Growth Option	—	100,000
Nil units (2007: 10,000,000) of Rel Fixed Horizon Fund-II Annual Plan Series V Institutional Growth	—	100,000
Nil units (2007: 10,000,000) of Tata Fixed Horizon Fund Series 7-Scheme A-Institutional Growth	—	100,000
Nil units (2007: 10,500,000) of HSBC FTS Series 22 15 months 512570	—	105,000

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7                 Investments (Contd.)

	2008	2007
Nil units (2007: 15,000,000) of Deutsche Fixed Term Fund-Series 21-390 days	—	150,000
Nil units (2007: 15,000,000) of IDFC Fixed Maturity Plan-YS 2-Growth	—	150,000
Nil units (2007: 15,000,000) of Templeton Fixed Horizon Fund Series 1 (15m)	—	150,000
Nil units (2007: 15,000,000) of Tata Fixed Horizon Fund Series 6 Scheme – C-13m	—	150,000
Nil units (2007: 15,000,000) of Tata Fixed Horizon Fund Series7 Scheme B 13M-Growth	—	150,000
Nil units (2007: 15,350,000) of Kotak Fixed Maturity Plan 13M Series 1 Institutional-Growth Option	—	153,500
Nil units (2007: 20,000,000) of Birla Fixed Term Plan- Series O - Growth	—	200,000
Nil units (2007: 20,000,000) of Templeton Fixed Horizon Fund Series 1 (13m)-Growth	—	200,000
Nil units (2007: 24,700,000) of Birla Fixed Term Fund Series T-Growth	—	247,000
Nil units (2007: 250,000) of DSP BlackRock Fixed Term Plan-Series 3E-12.5M-Growth	—	250,000
Total	3,869,146	3,695,124
Others
Investment in Bonds
13,500 units (2007 : 13,500) Investments in NABARD Bonds	135,000	135,000
Total	135,000	135,000
Current (Unquoted, at lower of cost or fair value)
Non-trade
Investment in Global Treasury Funds
Royal Bank of Scotland - Sterling Money Fund	237	340,217
Royal Bank of Scotland - US dollar Money Fund	36	34,596
Royal Bank of Scotland - EUR Money Fund	16	38,461
Total	289	413,274
Investment in Mutual Funds
53,583,436 units (2007: Nil) of Reliance Medium Term Fund - Weekly Dividend Plan	916,151	—
679,425 units (2007: Nil) of TLSD01 TATA Liquid Super High Investment Fund - Daily Dividend 441363/58	757,232	—
67,954,590 units (2007: Nil) of B503DD Birla Sun Life Cash Plus - Institutional Premium - Daily Dividend -Reinvestment	680,872	—
63,009,161 units (2007: Nil) of 32ISD ICICI Prudential Institutional Liquid Plan Super Institutional Daily Dividend - Reinvest Dividend	630,123	—
41,693,161 units (2007: Nil) of Reliance Liquidity Fund -Daily Dividend Reinvestment Option	417,061	—
29,977,116 units (2007: Nil) of ICICI Prudential Floating Rate Plan-D - Dividend Daily	299,834	—
18,903,846 units (2007: Nil) of GCDB IDFC Cash Fund-Institutional Plan B - Daily Dividend 21349/70	200,033	—
16,020,865 units (2007: Nil) of Kotak Quarterly Interval Plan Series 6 Dividend	160,211	—
14,202,082 units (2007: Nil) of Kotak Flexi Debt Scheme Institutional - Weekly Dividend	142,571	—
12,500,000 units (2007: Nil) of P1363 ICICI Prudential Interval Fund IV Quarterly Interval Plan C Institutional Dividend 2350363/35	125,000	—
10,724,975 units (2007: Nil) of Kotak Quarterly Interval Plan Series 3 Dividend 281827/68	107,338	—
10,349,812 units (2007: Nil) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend 21349/70	104,499	—
10,090,682 units (2007: Nil) of Kotak Quarterly Interval Plan Series 6 Dividend 281827/68	100,907	—
9,852,753 units (2007: Nil) of Kotak Quarterly Interval Plan Series 3 Dividend	98,542	—
8,779,708 units (2007: Nil) of B85DD Birla Sun Life Short Term Fund -Institutional Daily Dividend	87,845	—
5,441,733 units (2007: Nil) of Templeton India ultra short bond fund super institutional plan
Daily Dividend	54,519	—
5,101,957 units (2007: Nil) of GFBW IDFC Liquid Plus Fund - Treasury Plan - Institutional Plan B Weekly Dividend	51,513	—
5,034,502 units (2007: Nil) of DWS liquid plus fund - Institutional weekly dividend 2101581702	50,751	—
2,219,580 units (2007: Nil) of DWS liquid plus fund - Institutional weekly dividend - DB253	22,295	—
4,176 units (2007: Nil) of DSP BlackRock Liquid Plus-Institutional Premium-Weekly Dividend-88136/14	4,180	—
5,261,129 units (2007: 5,884,814) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend 1013038717	52,665	58,888

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7                 Investments (Contd.)

	2008	2007
16,948,854 units (2007: 7,228,743) of Fortis Money Plus Institutional-Weekly Dividend in 275269/51	169,497	72,305
15,263,928 units (2007: 8,483,754) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend-7023145875	155,569	85,263
30,537,286 units (2007: 9,041,152) of JM Money Manager Fund-Super Plus Plan-Weekly Dividend-7021966294	310,675	90,865
32,330,373 units (2007: 13,629,349) of Prudential Flexible Income Plan Dividend-Weekly-2582230	341,122	143,695
479,266 units (2007: 20,101,191) of Fortis Money Plus Institutional-Weekly Dividend in 29719 folio	4,793	201,012
15,797,760 units (2007: 31,913,017) of Tata Floater Fund-Weekly Dividend 2108400/73	159,266	321,860
43,168,290 units (2007: 41,921,287) of Tata Floater Fund-Weekly Dividend 441363/58	435,309	422,709
35,477,058 units (2007: 44,460,345) of Prudential Flexible Income Plan Dividend-Weekly-2350363	374,113	468,902
30,393,581 units (2007: 47,832,452) of Birla Sun Life Liquid Plus - Institutional - Weekly Dividend	304,394	479,132
7,828,179 units (2007: 2,383,770) TATA Floater Fund - Weekly Dividend	78,920	24,030
6,733,461 units (2007: Nil) ICICI Prudential Flexible Income Plan Weekly Dividend	71,008	—
5,900,366 units (2007: Nil) Birla Sunlife Liquid Plus Inst Weekly Dividend	59,089	—
3,906,360 units (2007: Nil) Reliance Medium Term Fund - Weekly Dividend	66,879	—
7,088,942 units (2007: Nil) IDFC Cash Fund - Investment Plan B Weekly Dividend	75,012	—
Nil units (2007: 1,101,696) of Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend(2582230)	—	11,024
Nil units (2007: 1,431,960) of Lotus India Liquid Plus Fund-Institutional Premium-Weekly Dividend 58374	—	14,333
Nil units (2007: 1,605,290) of Principal Floating Rate Fund - FMP-Institutional Weekly Dividend (19529356)	—	16,061
Nil units (2007: 2,007,056) of IDFC Floating Rate Fund -Long Term-Institutional Plan B Weekly Dividend(730278)	—	20,081
Nil units (2007: 18,168) of TLSW01 TATA Liquid Super High Investment. Fund - Weekly Dividend	—	20,911
Nil units (2007: 2,518,670) of IDFC Floating Rate Fund -Long Term-Institutional Plan B Weekly Dividend	—	25,211
Nil units (2007: 4,360,923) of Principal Floating Rate Fund FMP Institutional Weekly Dividend	—	43,613
Nil units (2007: 4,399,254) of Prudential ICICI Liquid Plan-Super Institutional Premium-Weekly Dividend	—	44,014
Nil units (2007: 4,382,173) of Templeton Floating Rate Income Fund - Long Term Super Institutional Premium Weekly Dividend(14629835)	—	44,152
Nil units (2007: 5,000,000) of G534 IDFC Quarterly Interval Fund - Plan A -Institutional Dividend	—	50,000
Nil units (2007: 5,030,857) of JM FMP Series VI-Institutional-Quarterly Dividend Plan 5 7021966294	—	50,309
Nil units (2007: 8,550,000) of Fortis Interval Fund Quarterly Plan G - Institutional Dividend	—	85,500
Nil units (2007: 9,229,563) of Birla Sun Life Liquid Plus - Institutional -Weekly Dividend 1000995231	—	92,328
Nil units (2007: 10,000,000) of Fortis Interval Fund Quarterly Plan H - Institutional Dividend	—	100,000
Nil units (2007: 10,000,000) of ING Fixed Maturity plan 36 Institutional Dividend	—	100,000
Nil units (2007: 10,073,320) of Birla Sun Life Interval Income Fund - Institutional - Quarterly - Series 2 Dividend	—	100,734
Nil units (2007: 10,120,000) of DWS Quarterly Interval Fund - Series 1- Dividend Plan	—	101,200
Nil units (2007: 10,160,769) of Fortis Flexible Short Term Plan Series A Quarterly Dividend 29719 83	—	101,609
Nil units (2007: 10,170,875) of Fortis Flexible Short Term Plan Series B Quarterly Dividend 29719 83	—	101,710
Nil units (2007: 12,000,000) of G540 IDFC Fixed Maturity plan Quarterly Series 19 Dividend	—	120,000
Nil units (2007: 15,000,000) of Principal Pnb Fixed Maturity plan(41) -91 days -Series XII-Dividend Payout	—	150,000
Nil units (2007: 14,893,216) of ICICI Prudential Interval Fund Monthly Plan II - Retail Dividend Reinvestment	—	150,000
Nil units (2007: 15,353,370) of JM Fixed Maturity plan Series VI-Institutional-Quarterly Dividend Plan 4 7023145875	—	153,534
Nil units (2007: 17,000,000) of JM Interval Fund Quarterly Plan 1- Institutional	—	170,000
Nil units (2007: 17,274,204) of HSBC Liquid Plus-Institutional Plus Plan- Weekly Dividend-129355/32	—	173,276
Nil units (2007: 190,960) of Templeton India Short Term Plan Institutional # 2140000237625 Weekly Dividend	—	192,675

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

7                 Investments (Contd.)

	2008	2007
Nil units (2007: 20,000,000) of ING Fixed Maturity plan XXX Quarterly-Dividend	—	200,000
Nil units (2007: 12,889,006) of Principal Cash management Fund Liquid option growth plan 12293106	—	200,000
Nil units (2007: 20,329,275) of Kotak Quarterly Interval Plan Series 1 Dividend	—	203,294
Nil units (2007: 25,776,660) of Kotak Flexi Debt Daily Dividend	—	258,568
Nil units (2007: 27,915,101) of Kotak Flexi Debt Daily Dividend 281827	—	280,017
Nil units (2007: 402,022) of UTI LIQUID PLUS FUND-Institutional Weekly Dividend 1145363242	—	402,682
Nil units (2007: 775,439) of Reliance Liquid Plus Institutional Weekly Dividend	—	776,636
Nil shares (2007: 300,000) of San Bernardino County California	—	118,230
Nil shares (2007: 200,000) of Abag Fin Nprft Cnty	—	78,820
Nil units (2007: 5,228,886) Principal Floating Rate Fund Fixed Maturity Plan Institutional Weekly Dividend	—	52,304
Nil units (2007: 4,973,890) IDFC-Long Term -Institutional Plan B Weekly Dividend	—	49,783
Nil units (2007: 17,375) TATA Liquid Super High Investment Plan Weekly Dividend	—	20,000
Total	7,669,788	7,241,269
Others
Investment in others
1000 units (2007: Nil) of Canara Bank CD	95,482	—
Total	95,482	—
	11,771,837	11,517,181
Less: Provision for decline in the fair value of investments	(503)	(403)
Grand total	11,771,334	11,516,778
Aggregate value of unquoted investments	11,771,334	11,516,778

8                 Sundry debtors (Unsecured)

	2008	2007
Debts outstanding for a period exceeding six months
- considered good	257,871	204,106
- considered doubtful	142,479	91,726
	400,350	295,832
Other debts
- considered good	5,193,049	5,112,407
	5,593,399	5,408,239
Less: Provision for doubtful debts	142,479	91,726
	5,450,920	5,316,513

9                 Cash and bank balances

	2008	2007
Cash on hand	52,539	19,331
Balances with scheduled banks
- in current accounts	481,046	553,441
- in deposit account	50,000	—
Balances with other banks
- in current accounts	2,348,110	704,881
- in deposit account	55	8,204
	2,931,750	1,285,857

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

10          Loans and advances (Unsecured)

	2008	2007
Advances recoverable in cash or in kind or for value to be received	423,353	430,148
Security deposits	314,810	311,640
Loan to employees	43,799	55,890
MAT Credit entitlement (Refer note 17b)	631,899	284,128
Deposit with tax authorities	—	269,167
Derivative Asset	3,677	562,623
Others	21,604	15,621
	1,439,142	1,929,217
Less: Provision for doubtful loans and advances	18,410	11,170
	1,420,732	1,918,047

11          Current liabilities

	2008	2007
Sundry creditors*	435,741	414,575
Billings in excess of cost and estimated earnings	292,519	140,112
Advance from customers	65,124	48,760
Unclaimed dividend**	476	342
Derivative liabilities	1,873,475	—
Other liabilities	3,660,504	3,691,168
	6,327,839	4,294,957

*	Sundry creditors include Rs. Nil (2007 Rs. 67) being overdrawn bank balances as per books consequent to issue of cheques at the year end though the banks have positive balances as on that date.

**	There is no amount due and outstanding to be credited to Investor Education and Protection Fund.

12          Provisions

	2008	2007
Provision for taxation (net of advance tax Rs. 1,940,405: 2007 Rs. 1,917,558)	1,198,908	1,293,065
Provision for retirement benefits	1,378,969	1,020,639
Dividend on equity shares	384,315	417,028
Dividend tax	65,314	70,874
	3,027,506	2,801,606

13          Other income

	2008	2007
Dividend on non-trade investments	505,963	413,380
Profit on sale of fixed assets, net	15,027	11,959
Profit on sale of non-trade investments, net	394,050	266,043
Interest from:
- Loan to employees	846	161
- Bank deposits	12,297	26,160
- Others (Refer note 28)	325,588	67,659
Interest from securities	10,513	8,765
Miscellaneous income	39,164	70,714
	1,303,448	864,841

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

14          Personnel costs

	2008	2007
Salaries, bonus and allowances, including overseas employee expenses	17,042,994	14,535,018
Contribution to provident and other funds	403,285	337,580
Staff welfares	252,596	220,463
Pension, gratuity and leave encashment costs	629,783	296,569
	18,328,658	15,389,630

15          Selling, general and administration costs

	2008	2007
Outsourced service charges	2,499,653	1,761,184
Travel and conveyance	1,354,948	1,374,163
Legal and professional fees	467,873	482,417
Postage and communication	584,577	510,857
Rent	642,856	590,761
Foreign exchange (gain) loss, net	807,253	(825,219)
Electricity	316,331	289,669
Rates and taxes	77,357	62,269
Software consumables	23,453	23,422
Advertisement and publicity	178,565	108,233
Insurance	119,183	129,944
Recruitment charges	162,555	120,784
Repairs and maintenance
- computers	86,939	78,826
- building	69,254	40,329
- others	80,926	77,267
Printing and stationery	34,595	30,928
Provision for decline in the fair value of investment	100	(13)
Provision for doubtful debts and advances	76,682	50,458
Training fees	62,485	29,694
Commission	28,134	20,395
Subscription, registration and license fee	37,554	27,688
Auditors’ remuneration (Refer note below)	73,343	19,399
Miscellaneous expenses	357,939	380,687
	8,142,555	5,384,142

Note:

Auditors’ remuneration includes remuneration of subsidiary companies’ auditors.

16        Interest costs

	2008	2007
Interest on finance lease obligations	1,147	916
Interest on overdraft from banks	274	35
Interest on tax assessments (Refer note 28)	72,710	144,606
Interest on others	4,828	1,668
	78,959	147,225

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

17          Taxes

		2008	2007
a)	Provision for tax expense consists of the following:
	Current taxes
	- Indian	453,764	371,078
	- Foreign	273,508	935,421
		727,272	1,306,499
	Deferred tax expense / (credit)
	- Indian	(64,652)	28,077
	- Foreign	40,094	(91,994)
		(24,558)	(63,917)
		702,714	1,242,582
	The significant components of deferred tax asset and liability consists of the following:
	Provision for retirement benefits	450,160	326,530
	Provision for bad and doubtful debts	28,155	26,558
	Deferred revenue, net	8,965	17,018
	Intangible Assets	20,053	4,244
	Billings in excess of cost and estimated earnings	5,920	—
	Accrued expenses	221,179	331,734
	Carry forward loss	137,621	70,595
	Unrealized loss on derivatives	107,544	—
	Others	20,457	(12,365)
	Cost and estimated earnings in excess of billings	—	(59,618)
	Depreciation	(54,813)	(112,825)
	Total deferred tax asset, net	945,241	591,871
	US branch profit taxes	(171,479)	(76,459)
	Others	37,733	55,870
	Total deferred tax liability, net	(133,746)	(20,589)

b)             Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act, 1961. Considering the future profitability and taxable positions in the subsequent years, the company has recognised “MAT credit entitlement” of Rs. 347,772 (2007: Rs. 278,393) as an asset by crediting to the Profit and loss account an equivalent amount and included under “Loans and Advances” (Note 10) in accordance with the guidance note on “Accounting for credit available in respect of Minimum Alternate Tax under Income Tax Act, 1961” issued by the ICAI.

18          Business acquisitions

Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On 2 July 2007, the Company acquired business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of Rs. 349,099 (including direct expenses of Rs. 34,419) was paid in cash.

The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	55,625
- Intellectual property rights	32,075	87,700
Goodwill		261,399
Total purchase price		349,099

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed Rs. 637,650 but be paid through June 2010. Since the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, Rs. 9,669 have been recorded as Cost of revenues and Selling, general and administrative expenses respectively for the year ended 31 December 2007. During the current year based on the assessment of revenue targets achieved for the year ended 30 June 2008 Rs. 5,709 have been recorded as Selling, general and administrative expenses for these employees. Further, based on the assessment of revenue targets to be achieved for the year ended 30 June 2009, an additional amount of Rs. 3,047 has been recorded as Selling, general and administrative expenses for these employees for the year ended 31 December 2008

Acquisition of Taratec

On 23 July 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation (subsequently named as Patni Life Sciences Inc.), which is a leading consulting company in the life sciences industry providing integrated business, information

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

18          Business acquisitions (Contd.)

technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to support the growing and diverse requirements of the life sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of Rs. 638,342 (including direct acquisition related expenses of Rs. 17,331), was paid in cash on 23 July 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over a period of three years, and calculated based on achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed Rs. 643,500 and accordingly Patni USA will record the contingent payments, other than payments to certain employees under the incentive plan, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, Patni USA initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed Rs. 170,625 over the next three years. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognised as compensation for post acquisition services. Accordingly, Rs. 6,890 has been recorded as Cost of revenues and Selling, General and Administrative expenses, for the year ended 31 December 2007. Based on the assessment of revenue targets achieved for the year ended 30 June 2008 and to be achieved for the year ended 30 June 2009 management has concluded that no amount is required to be accrued as compensation cost for these employees for the year ended 31 December 2008.

The purchase price, net of cash acquired of Rs. 115,770 has been allocated to the acquired assets and assumed liabilities based on management’s estimates as summarized below:

Net current assets	102,953
Deferred tax asset	37,478
Property, plant and equipment	3,442
Goodwill	378,699
Total purchase price	522,572

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

	2008	2007
Goodwill arising on acquisition of:
- In Patni USA	1,263,767	1,263,767
- In TRI.	135,174	135,174
- In Patni Telecom Solutions Inc	2,557,981	2,557,981
- In Patni Life Sciences Inc	378,699	378,699
- In LOI	261,399	261,399
Effect of foreign currency translation	310,324	(318,607)
Closing balances	4,907,344	4,278,413

19          Intellectual Property Rights

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to Rs. 811,485 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Group intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

20          Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical segmentation. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Group comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation.

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Until 31 December 2006, the Group reported Product Engineering Services (PES) and Independent Software Vendors (ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective 1 January 2007, the group has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions.

The Group’s geographic segmentation is based on location of the customers and comprises United States of America, Europe, Japan, India and Others, which include Rest of Asia Pacific and Rest of the World. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and includes both onsite and offshore services. Categorization of customer related assets and liabilities in relation to geographical segments is based on the location of the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

20          Segmental information (Contd.)

specific customer entity which is billed for the services.

Substantial portion of the group’s long lived assets are located in India.

Based on the economic characteristics of the telecommunication business segment the Group has renamed the segment as communications, media and entertainment.

The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information. There are no inter-segment sales.

Business segments

As at 31 December 2008 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Communication Media & Entertainment	Product Engineering	Others	Total
Sales and service income	4,011,033	7,747,416	7,735,265	3,900,188	4,910,963	2,867,817	31,172,682
Sundry debtors	654,983	1,211,284	1,479,259	783,786	731,126	590,482	5,450,920
Cost and estimated earnings in excess of billings	133,291	105,422	299,953	481,714	220,741	253,725	1,494,846
Billings in excess of cost and estimated earnings	(50,884)	(10,919)	(92,705)	(17,922)	(82,489)	(37,600)	(292,519)
Advance from customers	(4,175)	(2,453)	(17,117)	(1,989)	(31,158)	(8,232)	(65,124)

As at 31 December 2007 and for the year then ended

Particulars	Financial services	Insurance services	Manufacturing	Communication Media & Entertainment	Product Engineering	Others	Total
Sales and service income	3,839,326	6,410,858	6,346,874	3,599,006	4,498,873	2,190,558	26,885,495
Sundry debtors	680,715	1,072,916	1,383,244	776,638	848,274	554,726	5,316,513
Cost and estimated earnings in excess of billings	143,620	75,188	364,287	313,123	245,041	136,307	1,277,564
Billings in excess of cost and estimated earnings	(12,706)	(13,293)	(56,332)	(16,484)	(30,452)	(10,844)	(140,112)
Advance from customers	(7,474)	(15,798)	(5,332)	(3,249)	(11,364)	(5,543)	(48,760)

Geographic segments

As at 31 December 2008 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	23,670,101	4,867,276	1,086,187	279,789	1,269,329	31,172,682
Sundry debtors	4,118,364	921,863	160,353	95,666	154,674	5,450,920
Cost and estimated earnings in excess of billings	720,222	555,158	55,804	41,841	121,821	1,494,846
Billings in excess of cost and estimated earnings	(152,231)	(9,110)	(74,530)	(2,722)	(53,926)	(292,519)
Advance from customers	(33,500)	(3,500)	(24,742)	(402)	(2,980)	(65,124)

As at 31 December 2007 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	20,975,275	3,933,253	813,313	219,263	944,391	26,885,495
Sundry debtors	3,886,900	1,113,638	114,887	49,069	152,019	5,316,513
Cost and estimated earnings in excess of billings	781,287	317,164	74,657	10,585	93,872	1,277,564
Billings in excess of cost and estimated earnings	(72,242)	(24,617)	(33,071)	(6,784)	(3,398)	(140,112)
Advance from customers	(41,564)	(3,896)	(2,907)	(392)	—	(48,760)

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

21          Related party transactions

a) Names of related parties and nature of relationship where control exists

Sr. No.	Category of related parties	Names
1	Affiliates	1)	PCS Technology Ltd.
		2)	Ashoka Computer Systems Private Ltd.
		3)	PCS Cullinet Private Ltd.
		4)	PCS Finance Ltd.
		5)	Ravi & Ashok Enterprises.
		6)	iSolutions Inc.
2	Key management personnel	1)	Mr. Narendra K. Patni
		2)	Mr. Ashok K. Patni *
		3)	Mr. Gajendra K. Patni *
		4)	Mr. William Grabe
		5)	Mr. Arun Duggal
		6)	Mr. Michael Cusumano
		7)	Mr. Arun Maira
		8)	Mr. Pradip Shah
		9)	Mr. Ramesh Venkateswaran
		10)	Mr. Louis Theodoor van den Boog
		11)	Mr. Abhay Havaldar
		12)	Mr. Mrinal Sattawala **
		13)	Mr. Brian Stones
3	Parties with substantial interest	1)	Members of Patni family and their relatives
		2)	General Atlantic Mauritius Limited (‘GA’)
4	Others	1)	Ravindra Patni Family Trust
		2)	Mr. Anirudh Patni

*   Ceased to be executive directors with effect from 2 October 2007 and now founder directors.

** Has resigned from 31 December 2008

b) Transactions and balances with related parties

Nature of the transaction	Affiliates	Key management personnel	Parties with substantial interest	Others
Transactions during the year ended 31 December 2008
Remuneration	—	344,477	—	14,621
No of Restricted stock units granted	—	96,000	—	—
Commission	—	33,966	—	—
Sitting Fees	—	940	—	—
Sales & Service Income	—	—	19,822	—
Rent and other expenses	3,560	—	—	—
Deposit received back			3,000
Dividend Paid	54,766	44,863	152,031	—
Balances at 31 December 2008
Security deposits	1,748	—		—
Proposed dividend	54,766	44,863	152,031	—
Debtors	—	—	5,028	—
Amounts payable	1,214	—	244	—
Remuneration payable to directors	—	91,356	—	6,967
Provision for pension benefits	—	482,899	—	—
Commission payable	—	25,866	—	—

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

21          Related party transactions (Contd.)

b) Transactions and balances with related parties (Contd.)

		Key management	Parties with
Nature of the transaction	Affiliates	personnel	substantial interest	Others
Transactions during the year ended 31 December 2007
Remuneration	—	222,419	—	10,770
No of ESOP’s granted	—	30,000	—	—
Commission	—	15,442	—	—
Sitting Fees	—	900	—	—
Sales & Service Income	—	—	4,163	—
Rent and other expenses	3,874	—	—	—
Dividend Paid	54,766	44,863	197,601	—
Balances at 31 December 2007
Security deposits	1,748	—	3,000	—
Proposed dividend	54,766	44,863	191,264	—
Debtors subsidiaries	—	—	1,518	—
Amount payable	544	—	—	—
Remuneration payable to directors	—	18,151	—	4,886
Provision for pension benefits	—	381,401	—	—
Commission payable	—	7,933	—	—

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2008	2007
Transactions during the year
i)	Remuneration
	Mr. Narendra K Patni	140,454	50,386
	Mr. Ashok K Patni	—	56,523
	Mr. Gajendra K Patni	—	57,388
	Mr. Sukumar Namjoshi	—	9,938
	Mr. Mrinal Sattawala	87,903	28,849
	Mr. Anirudh Patni	14,621	10,770
	Mr. Brian Stones	35,276	19,335
	Mr. Louis Theodoor van den Boog	41,743	—
ii)	No of ESOP’s granted
	Mr. Arun Duggal	—	5,000
	Mr. Michael Cusumano	—	5,000
	Mr. Arun Maira	—	5,000
	Mr. Pradip Shah	—	5,000
	Mr. Ramesh Venkateswaran	—	5,000
	Mr. Louis Theodoor van den Boog	—	5,000
	No of Restricted stock units granted
	Mr. Louis Theodoor van den Boog	96,000	—
iii)	Commission
	Mr. Arun Duggal	—	1,647
	Mr. Michael Cusumano	—	1,647
	Mr. Arun Maira	—	1,647
	Mr. Pradip Shah	—	1,647
	Mr. Ramesh Venkateswaran	—	1,647
	Mr. Louis Theodoor van den Boog	—	1,647
	Mr. Ashok K Patni	11,200	2,792
	Mr. Gajendra K Patni	11,100	2,767

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

21          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under: (Contd.)

Particulars		2008	2007
Transactions during the year
iv)	Sitting Fees
	Mr. Arun Duggal	120	160
	Mr. Michael Cusumano	120	100
	Mr. Arun Maira	160	140
	Mr. Pradip Shah	160	160
	Mr. Ramesh Venkateswaran	200	140
	Mr. Louis Theodoor van den Boog	—	160
v)	Rent and other expenses
	Ashoka Computer Systems Private Limited	1,022	1,047
	PCS Cullinet Private Limited	1,529	1,581
	PCS Finance Limited	890	916
vi)	Dividend paid
	Key management personnel
	Mr. Ashok K Patni	27,270	27,270
	Affiliates
	iSolutions Inc.	54,766	54,766
vii)	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742
viii)	Sales and service income
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	19,822	4,163
ix)	Deposit received back
	Parties with substantial interest
	S.M Patni	3,000	—
Balances as at the year end
i)	Security deposits paid
	Affiliates :
	Ashoka Computer Systems Private Limited	591	591
	PCS Cullinet Private Limited	627	627
	PCS Finance Limited	501	501
	Parties with substantial interest :
	S.M. Patni	—	3,000
	Debtors subsidiaries
	General Atlantic Mauritius Limited (‘GA’)	5,028	1,518
	Amounts payable
	Affiliates :
	PCS Cullinet Private Limited	589	163
	Ravi & Ashok Enterprises	—	330
	Ashoka Computer Systems Private Limited	301	—
	PCS Finance Limited	263	—
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	244	—
ii)	Proposed dividend
	Affiliates :		—
	iSolutions Inc.	54,766	54,766
	Key Management Personnel
	Mr. Ashok K. Patni	27,270	27,270
	Parties with substantial interest :
	General Atlantic Mauritius Limited (‘GA’)	68,742	68,742

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

21          Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under: (Contd.)

Particulars		2008	2007
Balances as at the year end
iii)	Remuneration payable to the directors
	Mr. Narendra K Patni	33,099	291
	Mr. Ashok K Patni	—	—
	Mr. Gajendra K Patni	—	—
	Mr. Sukumar Namjoshi	—	—
	Mr. Mrinal Sattawala	42,649	10,124
	Mr. Brian Stones	13,655	7,735
iv)	Remuneration payable others
	Mr. Anirudh Patni	6,967	4,886
v)	Provision for pension benefits
	Mr. Narendra K Patni	348,079	279,570
	Mr. Ashok K Patni	70,466	50,916
	Mr. Gajendra K Patni	64,354	50,916
vi)	Commission payable
	Mr. Ashok K Patni	11,200	2,792
	Mr. Gajendra K Patni	11,100	2,767

22          Earnings per share

Particulars	2008	2007
Profit for the year after taxation	4,380,140	4,836,262
Weighted average number of equity used in computing earnings per equity share.
- Basic	135,590,677	138,660,785
- Diluted	135,815,016	140,036,922
Earnings per equity share of Rs. 2 each
- Basic	32.30	34.88
- Diluted	32.25	34.54
Face value per share (Rs.)	2.00	2.00

Reconciliation of basic and diluted shares used in computing earnings per share

	2008	2007
Number of shares considered as basic weighted average shares outstanding	135,590,677	138,660,785
Add: Effect of dilutive issues of stock options	224,339	1,376,137
Number of shares considered as weighted average shares and potential shares outstanding	135,815,016	140,036,922

23          Leases

Patni has acquired certain vehicles under finance lease for a non-cancelable period of four years. At the inception of the lease, fair value of such vehicles has been recorded as an asset with a corresponding lease rental obligation recorded under secured loans.

Fixed assets include the following amounts in relation to the above leased vehicles:

As at 31 December	2008	2007
Gross block of vehicles	43,692	54,223
Less: Accumulated depreciation	26,295	29,850
Net block	17,397	24,373

Future minimum lease payments in respect of the above assets as at 31 December 2008 are summarised below:

	Minimum lease payments	Finance charge	Present value of minimum lease payments
Amount due within one year from the balance sheet date	9,415	833	8,582
Amount due in the period between one year and five years	9,588	622	8,966
	19,003	1,455	17,548

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

23          Leases (Contd.)

The Company has operating lease agreements, primarily for leasing office space and residential premises for its employees. Most of the lease agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days and also contain a clause for renewal of the lease agreement at the option of the Company. Additionally, the Company has taken certain office premises under non-cancelable operating lease arrangements, which are renewable at the option of the Company.

The future minimum lease payments in respect of non-cancelable operating leases are summarised below:

As at 31 December	2008	2007
Amount due within one year from the balance sheet date	482,467	393,903
Amount due in the period between one year and five years	660,551	413,765
Amount due in the period above five years	146,678	—
	1,289,696	807,668

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreement, for leasing office space, that expire over the next 10 years.

Patni Telecom and its subsidiaries have operating leases for office space, that expire over the next 1-4 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any.

Rent expense for all operating leases for the year ended 31 December 2008 aggregated Rs. 640,223 (2007: Rs. 590,102)

24          Contingent liabilities and capital commitments

As at 31 December	2008	2007
Estimated amount of contracts remaining to be executed on capital account and not provided for	2,442,808	1,316,119
Foreign currency forward contracts	14,270,832	6,815,412
Unamortised income in respect of forward contracts	—	62,521
Forward currency options	5,579,879	3,601,040
Bank guarantees	64,346	152,036
Letters of credit	—	58,019
Tax contingencies	2,482,297	891,869

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Foreign currency forward contracts and forward currency options represents the total notional value of such contracts outstanding as at Balance sheet date.

In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs. 630,166, including an interest demand of approximately Rs. 186,850 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfilment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contended that the business of the new units comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until 31 March 2008, the Company deposited a sum of Rs. 310,280. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management concluded that the disallowance was not tenable and a favorable outcome was expected in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 261,703 including an interest demand of approximately Rs. 139,880 for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand was not considered tenable against the Company and the Company had filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs. 261,703 along with interest has been received as refund.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

24          Contingent liabilities and capital commitments (Contd.)

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of assessment year 2002-03 and 2004-05 in the tribunal.

In December 2008, the Company received a Demand of approximately Rs. 458,665 for the Assessment Year 2003-04 including an interest demand of Rs. 258,644 and another Demand in January 2009 of approximately Rs. 1,131,763 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 421,972. These new demands concerns the same issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal and stay of demand has been granted till 30 June 2009. The Company is required to pay only 10% of the amount under appeal before March 2009. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

25          Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service and performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year. The options can be exercised within five years from the date of vesting. A compensation committee constituted by the Board of directors of the Company administers the plan. The plan has been amended to enable the Company to issue upto 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003 - Revised 2006” has come into force with effect from 21 June 2006.

On 29 April 2008, the Board of Directors of the Company approved the proposal to modify the option terms of Patni ESOP 2003- Revised 2006 plan by reducing the number of options granted as well as the exercise price to Rs. 2 per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. The approval of the Shareholders was received at the Annual General Meeting held on 26 June 2008 enabling the management to modify the terms of Patni ESOP 2003- Revised 2006 plan.

The management deferred the implementation of the modification of options program as approved by the Shareholders at Annual General Meeting post buyback, since Securities and Exchange Board of India (‘SEBI’) had laid down restrictions on modifications of options/grants during buyback process. However post the completion of buy back of shares, the market price of the shares have reduced substantially as compared to the grant price, as a result the reduced proportion of grants would not benefit the employees as desired at the time of approval of the proposal. Hence the management has stalled the proposal of modification as on date.

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options* activity under the plan is as follows:

	Year ended 31 December 2008
	Share arising out of options	Range of exercise price	Weighted average remaining contractual life (months)
Outstanding at the beginning of the year	583,826	145	47
	2,135,869	254-338	53
	2,416,055	339-493	71
Granted during the year	—	145	—
Granted during the year	962,900	254-338	90
Granted during the year	350,000	112	90
Granted during the year	596,000	2	90
Forfeited during the year	(16,051)	145	—
Forfeited during the year	(274,693)	254-338	—
Forfeited during the year	(410,829)	339-493	—
Exercised during the year	(42,250)	145	—
Outstanding at the end of the year	525,525	145	35
	2,824,076	254-338	52
	2,005,226	339-493	50
	350,000	112	89
	596,000	2	89

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

25          Employee stock compensation plans (Contd.)

	Year ended 31 December 2008
			Weighted
			average remaining
	Share arising	Range of	contractual life
	out of options	exercise price	(months)
Exercisable at the end of the year	525,525	145	35
Exercisable at the end of the year	1,885,276	254-338	40
Exercisable at the end of the year	1,261,219	339-493	37

	Year ended 31 December 2007
			Weighted
			average remaining
	Share arising	Range of	contractual life
	out of options	exercise price	(months)
Outstanding at the beginning of the year	1,242,966	145	56
	2,420,927	254-338	65
	2,460,860	339-493	81
Granted during the year	50,000	254-338	90
Granted during the year	375,000	339-493	90
Forfeited during the year	(65,075)	145	—
Forfeited during the year	(194,579)	254-338	—
Forfeited during the year	(416,363)	339-493	—
Exercised during the year	(594,065)	145	—
Exercised during the year	(140,479)	254-338	—
Exercised during the year	(3,442)	339-493	—
Outstanding at the end of the year	583,826	145	47
	2,135,869	245-338	53
	2,416,055	339-493	70
Exercisable at the end of the year	583,826	145	47
Exercisable at the end of the year	1,474,250	254-338	46
Exercisable at the end of the year	706,655	339-493	53

* Includes stock options granted to employees of subsidiary companies

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

	2008	2007
Profit for the year after taxation as reported	4,380,140	4,836,262
Add Stock based employee compensation determined under the intrinsic value method	1,662	—
Less Stock based employee compensation determined under the fair value method	151,573	140,735
Pro-forma profit	4,230,230	4,695,526
Reported earnings per equity share of Rs. 2 each
- Basic	32.30	34.88
- Diluted	32.25	34.54
Pro-forma earnings per equity share of Rs. 2 each
- Basic	31.20	33.86
- Diluted	31.15	33.53

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

25          Employee stock compensation plans (Contd.)

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for equity linked options.

	2008	2007
Dividend yield	0.68%-1.09%	0.78%
Weighted average dividend yield	0.93%	0.78%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	7.10%-7.37%	8.00%-8.22%
Volatility	33.01%-39.45%	32.84%-42.32%
Weighted Average Volatality	37.35%	36.68%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR linked options.

	2008	2007
Dividend yield	0.68%	0.65%-0.79%
Weighted average dividend yield	0.68%	0.76%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	3.04%-3.51%	4.25%-4.75%
Volatility	41.36%-44.76%	34.32%-44.07%
Weighted average volatility	43%	38.8%

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head Personnel Cost as stated below:

	2008	2007
Personnel Cost	1662	—

The Finance Act, 2007 has introduced Fringe Benefit Tax (FBT) on employee stock options. The difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee is subject to FBT. The Company recovers such tax from the employees. The Company’s obligation to pay FBT arises only upon the exercise of stock options, hence the FBT liability and the related recovery has been recorded at the time of the exercise of options. There is no impact on the Profit and loss account.

26          Statement of Utilisation of ADS Funds as of 31 December 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ US$ 20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856
Deployment :
1 Held as short term investments			1,407,249
2 Utilised for Capital expenditure for office facilities			3,841,784
3 Exchange loss			120,823
Total			5,369,856

27          Change in estimates

During the year ended 31 December 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

27          Change in estimates (Contd.)

and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2008 as a change in estimate :

2008
Reduction of accrual for Payroll taxes (1)	(107,939)
Reduction of interest expenses (2)	(254,715)
Increase in interest expenses	24,502
Reduction of Other expense (3)	(42,821)
Reduction of income taxes -current	(453,749)
Increase in income taxes -deferred	164,601
Total	(670,121)

(1)  Included on Personnel costs

(2)  Included in Other Income - Interest from Others

(3)  Included in Selling, general and administration costs

28          Significant events

Mr. Louis Theodoor van den Boog was appointed as an Executive Director with effect from 29 April 2008. The appointment was subject to the approval of our shareholders at the annual general meeting and also subject to approvals of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders approval has been received at the Annual General Meeting held on 26 June 2008. Subsequently, the Company has applied to the Central Government on 16 July 2008 for necessary approvals that Mr. Louis Theodoor van den Boog will be an Executive Director of the Company until 31 March 2013 unless extended by the Board with his consent. As of 31 December 2008 the Company has not received approval from the Central Government.

The Company’s executive directors, Mr. Gajendra K. Patni and Mr. Ashok K. Patni, under contract of employment until 22 October 2010, ceased to be executive directors effective 1 October 2007 to become founder-directors. Termination benefit payments as provided in the contract of employment are as per the Indian Companies Act and amounted to Rs. 77,908, have been included in salaries and allowances in the profit and loss account for the year ended 31 December 2007.

29          Disclosure pursuant to AS-7, ‘Construction Contracts’ (Revised) in respect of revenue contracts for customised software development

	2008	2007
i) Contract Revenue recognised for the year ended 31 December 2008	4,101,713	2,856,373
ii) Aggregate amount of contract costs incurred for all contracts in progress as at year end.	2,069,048	1,162,796
iii) Recognised Profits (less recognised losses) for all contracts in progress as at year end.	1,169,861	1,015,028

30          Employee Benefit Plans

The Company adopted Accounting standard 15 (revised 2005) — Employee benefits (“AS 15”) from 1 January 2007. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 32,606 (net of tax). In accordance with AS-15, such liability has been adjusted (reduction) from the balance in the Profit & Loss Account as of 1 January, 2007.

Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debt and other securities and deposits with banks.

Amount to be recognised in Balance Sheet

	2008	2007
Present Value of Funded/unfunded Obligations	296,452	261,896
Fair Value of Plan Assets	(223,137)	(228,521)
Net Liability	73,315	33,375
Amounts recongnised in Balance Sheet
Provision for Gratuity	73,315	33,375

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

30          Employee Benefit Plans (Contd.)

Expense recognised in Statement of Profit and Loss Account

	2008	2007
Current Service Cost	50,686	50,939
Interest on Defined Benefit Obligations	22,139	16,237
Expected Return on Plan Assets	(15,937)	(17,249)
Net Actuarial Losses / (Gains) recognised in the Year	(16,800)	6,191
Total Included in “Employee Benefit Expense”	40,088	56,118

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2008	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	261,896	223,881
Current Service Cost	50,686	50,939
Interest Cost	22,139	16,237
Actuarial Losses/(Gain)	(9,897)	1,647
Benefits Paid	(28,373)	(30,808)
Closing Defined Benefit Obligation	296,451	261,896
Change in Fair Value of Assets
Opening Fair Value of Plan Assets	228,521	235,127
Expected Return on Plan Assets	15,937	17,249
Actuarial Gain /(Losses)	6,903	(4,544)
Contributions by Employer	148	11,497
Benefits Paid	(28,373)	(30,808)
Closing Fair Value of Plan Assets	223,136	228,521
Expected Employer’s Contribution Next Year	51,238	25,422
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities.
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	5.85%	7.80%
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary increase Rate (p.a.)	8% for first	15% for first year,
	3 year and,	12.5% for next
	7% thereafter.	three years and
		7% thereafter.

Composition of plan assets :

	2008	%	2007	%
Central Government Securities	6,143	3%	6,153	3%
Investment in Government Securities based funds	164,030	73%	207,136	90%
Public Sector / Financials Institutions / Bank bonds	52,963	24%	15,232	7%
	223,136	100%	228,521	100%

Pension Benefits

Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially determined and periodically recognised. These plans are not funded.

Amount to be recognised in Balance Sheet

	2008	2007
Present Value of Unfunded Obligations	134,821	101,831
Amounts recognised in Balance Sheet
Provision for pension	134,821	101,831

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.) for the year ended 31 December 2008

(Currency: Rs. in thousands except share data)

30          Employee Benefit Plans (Contd.)

Expense recognised in Statement of Profit and Loss Account

	2008	2007
Current Service Cost	—	3,461
Interest on Defined Benefit Obligations	7,707	7,599
Net Actuarial Losses / (Gains) recognised in the Year	31,394	(7,702)
Total Included in “Employee Benefit Expense”	39,101	3,358

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2008	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	101,831	99,985
Current Service Cost	—	3,461
Interest Cost	7,707	7,599
Actuarial Losses/(Gain)	31,394	(7,702)
Benefits Paid	(6,111)	(1,512)
Closing Defined Benefit Obligation	134,821	101,831
Expected Employer’s Contribution Next Year	6,111	6,046
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	5.85%	7.80%
Salary increase Rate (p.a.)	0.00%	0.00%

Pension Benefits - US Director

Executive director of the Company are entitled to receive pension benefits upon retirement or termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of seventy one and is payable to the director or the surviving spouse.

Amount to be recognised in Balance Sheet

	2008	2007
Present Value of Unfunded Obligations	348,079	279,570
Amounts in Balance Sheet
Provision for pension	348,079	279,570

Expense recognised in Statement of Profit and Loss Account

	2008	2007
Current Service Cost	7,938	7,859
Interest on Defined Benefit Obligations	12,581	13,446
Net Actuarial Losses / (Gains) recognised in the Year	47,990	(10,653)
Total Included in “Employee Benefit Expense”	68,509	10,652

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

	2008	2007
Change in Defined Benefit Obligation
Opening Defined Benefit Obligation	279,570	268,918
Current Service Cost	7,938	7,859
Interest Cost	12,581	13,446
Actuarial Losses/(Gain)	47,990	(10,653)
Benefits Paid	—	—
Closing Defined Benefit Obligation	348,079	279,570
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	4.50%	4.50%
Salary increase Rate (p.a.)	10.00%	10.00%

31          Prior year comparatives

Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

Management’s Discussion and Analysis

of the Consolidated Financials under US GAAP

Overview

We are a leading Indian provider of information technology services. We deliver a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India, which we call our global delivery model. We offer our services to customers through industry focused practices, including insurance, manufacturing, communications, media and entertainment and financial services, and through technology focused practices. Our industry practices have been recently renamed with effect from January 1, 2009. Within these practices, our service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

Our revenues grew from US$ 326.6 million in 2004 to US$ 718.9 million in 2008, representing a CAGR of 21.8%. Our net income grew from US$ 46.5 million in 2004 to US$ 101.4 million in 2008, representing a CAGR of 21.5%. Our total number of employees was 9,661 as of December 31, 2004 and 14,894 as of December 31, 2008. We are investing in new high-tech facilities, which we refer to as “knowledge parks”, designed for expanding our operations and training our employees. As of December 31, 2008, we had 237 sales and marketing personnel supported by dedicated industry specialists in 23 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Our industry segments comprise of financial services, insurance services, manufacturing companies, communications, media and entertainment, technology services and others such as energy and utilities, retail, and logistics and transportation. We evaluate segment performance and allocate resources based on revenue growth. We categorize revenue in relation to segments based on items that are individually identifiable with that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in our business or liabilities contracted have not been identified with any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

Our management evaluates our results of operations by examining financial and operating data in a variety of categories, including our industry and technology practices, onsite and offshore revenues, type of contract, type of customer and geographic region. We manage and market our business according to our industry and technology practices.

We have also developed technology practices that offers research, design and development services for product engineering and to ISVs. Our service lines support both our industry and technology practices. We do not, however, treat our service lines as separate components of our business for financial reporting purposes.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues, calculated from our consolidated financial statements under US GAAP:

	Year ended December 31,
	2006	2007	2008
Revenues	100%	100%	100%
Cost of revenues	64.6%	67.9%	68.3%
Gross profit	35.4%	32.1%	31.7%
Selling, general and administrative expenses	18.6%	17.7%	18.5%
Foreign exchange (gain)/loss, net	0.5%	(3.5)%	2.5%
Operating income	16.3%	17.9%	10.7%
Interest and dividend income	1.7%	1.9%	1.8%
Interest expense	(0.5)%	(0.5)%	(0.2)%
Interest expense reversed	—	—	0.9%
Gain on sale of investments, net	0.3%	1%	1.4%
Other income (expense), net	0.6%	0.3%	0.4%
Income before income taxes	18.4%	20.6%	14.8%
Income taxes	8.2%	3.3%	0.7%
Net income	10.2%	17.3%	14.1%

Year ended December 31, 2008 Compared to Year ended December 31, 2007

Revenues

Our revenues were US$ 718.9 million in 2008, representing an increase of 8.4% from revenues of US$ 662.9 million in 2007. Revenues from existing customers contributed US$ 668.5 million and new customers contributed US$ 50.4 million to our revenues. This represented an increase of 9.1% in revenues from existing customers and increase of 0.1% in revenues from new customers compared to 2007. Growth in revenues from our existing operations was attributable to an increase of 5.9% in the total billed person-months from work performed at both our offshore and onsite locations. Onsite work measured in billed-person months increased 0.3% in 2008 compared to 2007, while offshore work increased 8.4% over the same period. We increased our client relationships to 331 as of December 31, 2008 from 318 as of December 31, 2007. In addition, the total number of clients that individually accounted for over US$ 1.0 million in annual revenues increased to 92 as of December 31, 2008 from 84 as of December 31, 2007.

During 2008, our revenues from T&M projects increased by 2.7% over revenues in 2007, while revenues from fixed price contracts increased by 20.5% over the same period. T&M projects accounted for 64.0% of our revenues in 2008, compared to 67.6% in 2007, 48.7% of our new business was billed on a T&M basis.

Our client concentration, as measured by the proportion of revenue generated from our top ten clients, decreased to 45.6% in 2008 from 47.3% in 2007. General Electric, our largest client, contributed 10.7% of our revenues in 2008, compared to 11.8% in 2007.

During 2008, clients in the insurance, manufacturing, product engineering services and financial services industries continued to contribute a large proportion of our revenues. Revenues from clients in these industries in 2008 increased by 13.2%, 14.6%, 1.6% and decreased by 2.2% as compared to 2007 and contributed 24.7%, 25.1%, 15.7% and 12.8% to overall revenues, respectively. Our other industry practices including communications, media and entertainment contributed 21.8% and 21.7% of our revenues in 2008 and 2007.

During 2008, we continued to derive a significant proportion of our revenues from clients located in the United States. In 2008 and 2007, we derived 75.9% and 77.9% of our revenues from clients located in the United States.

Cost of revenues

Our cost of revenues was US$ 491.3 million in 2008, representing an increase of 9.18% from US$ 450 million in 2007. Cost of revenues represented 68.3% and 67.9% of our revenues in 2008 and 2007. Out of net increase of US$ 41.3 million in cost of revenues, US$ 26.4 million was attributable to salary expenses which was partly compensated by reversal of US$ 2.7 million on payroll and related taxes on account of IRS and balance increase is mainly due to US$ 13.35 million increase in subcontractor cost. Rupee depreciation also had a positive impact leading to reduction in the cost of revenues in 2008 as compared to 2007.

Gross profit

Our gross profit for 2008 was US$ 227.6 million, representing an increase of 6.9% from US$ 212.8 million in 2007. Gross profit as a percentage of our revenues decreased to 31.7% in 2008 from 32.1% in 2007.

Selling, general and administrative expenses

During 2008, our selling, general and administrative expenses were US$ 131.1 million, representing an increase of 12.7% from US$ 116.3 million in 2007 and our selling, general and administrative expenses as a percentage of our revenues increased to 18.5% from 17.5% as compared to in 2007.

During 2008, our sales and marketing expenses were US$ 52.5 million, representing an increase of 14.7% from US$ 45.8 million in 2007. Personnel costs increased by US$ 4.7 million due to the addition to sales and marketing personnel mainly in the European region to strengthen European business operations and higher compensation costs resulting from salary increases. Other selling and marketing costs increased by US$ 2.19 million. We believe that our investment in selling and marketing expenses has contributed to the growth and diversification of our client revenues.

Our general and administrative expenses were US$ 78.5 million in 2008, representing an increase of 11.5% from US$ 70.5 million in 2007. Personnel costs increased in 2008 by US$ 4.6 million due to the addition of general and administrative personnel and annual salary revisions. Other general and administrative charges increased by US$ 4.2 million.

Foreign exchange gain/loss

In 2008, we had a foreign exchange loss of US$ 18.4 million as against a gain of US$ 23.4 million in 2007. The year end exchange rate in rupees per U.S dollar for 2007 was 39.41 as compared to 48.58 in 2008 resulting in 23% depreciation during the year end in percentage terms. Our dollar-denominated receivables continued to be hedged to a significant level. Mark to market of foreign exchange contracts and revaluation of debtors resulted in a net foreign exchange loss.

Operating income

As a percentage of revenues, operating income decreased to 10.7% in 2008 from 17.9% in 2007. Our operating income was US$ 76.58 million in 2008, representing a decrease of 35.5% from US$ 118.7 million in 2007 which is mainly due to a forex loss of US$ 18.4 million on account of rupee depreciation as mentioned above as compared to a gain of US$ 23.4 million in 2007. For the year ended December 31, 2008 every percentage point change in the exchange rate between the rupee and U.S. dollar, has affected our operating margins by approximately 0.3%-0.35%. The exchange rate between the rupee and dollar has fluctuated substantially in the recent years and may continue to do so in future. We are unable to predict the impact that future fluctuations may have on our operating margins.

Other income (expense), net

Other income (expense), net reflects interest and dividend income, interest expense, interest expense reversed, net gain on sale of investments and other income or expense. In 2008, our gain on sale of investments was US$ 9.7 million as compared to US$ 6.4 million in 2007. In 2008, our interest and dividend income were US$ 13.0 million as compared to US$ 12.5 million in 2007. In 2008 we had an interest expense reversal of US$ 6.5 million on account of completion of assessment by the IRS. Our other income (expense), net was US$ 2.6 million in 2008, as compared to US$ 1.5 million in 2007 resulting in net increase of US$ 0.9 million.

Income taxes

We made a provision of US$ 5.2 million for income taxes in 2008, representing a decrease of 76.1% from US$ 21.8 million in 2007 due to reversal of US$ 8.4 million on account of completion of assessment by the IRS. Our effective tax rate was 14.0% (excluding the impact of change in estimates on account completion of assessment by the IRS) in 2008 compared to 16.0% in 2007.

Net income

Our net income was US$ 101.4 million in 2008, representing an decrease of 11.0% from US$ 114 million in 2007. As a percentage of our revenues, net income decreased to 14.1% in 2008 from 17.2% in 2007. The decrease in the net income is mainly on account of reasons explained above.

Liquidity and capital resources

Our operations and our growth have been financed by cash generated from operations.

As of December 31, 2008, we had US$ 60.1 million in cash and cash equivalents, US$ 152.9 million invested in units of liquid mutual funds, US$ 90.6 million invested in units of mutual fund (fixed maturity plan) and US$ 2.1 million invested in other investments. As of December 31, 2007 we had US$ 32.6 million in cash and cash equivalents, US$ 138.4 million invested in units of liquid mutual funds, US$ 143.1 million invested in units of mutual fund (fixed maturity plan) and US$ 16.3 million invested in other investments. As of December 31, 2008 and 2007, we have not incurred any exit fees on investments in mutual fund units of fixed maturity plans.

Our working capital (comprising current assets excluding cash and cash equivalents and investments less current liabilities) at December 31, 2008 and at December 31, 2007 was US$ 18.4 million and US$ 90.7 million, respectively. Our working capital is sufficient to meet our present requirements. We had no outstanding bank borrowings or long-term debt as of such date. Net cash provided by operating activities was US$ 149.3 million, US$ 111.3 million, and US$ 59.1 million in the years ended December 31, 2008, 2007 and 2006 respectively. The adjustments for the year ended December 31, 2008, to reconcile the US$ 101 million net income to net cash provided by operating activities, consisted primarily of depreciation and amortization of intangible expense of US$ 27.7 million and deferred tax credit of US$ 9.2 million and gain from sale of investments of US$ 9.7 million. The adjustments for the year ended December 31, 2007, to reconcile the US$ 114 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of US$ 25.0 million and deferred tax credit of US$ 10.1 million and gain from sale of investments of US$ 6.4 million. The adjustments for the year ended December 31, 2006, to reconcile the US$ 59.3 million net income to net cash provided by operating activities, consisted primarily of depreciation expense of US$ 19.6 million and gain from sale of investments of US$ 1.7 million. The increase in depreciation was due to an increase in investment in property, plant and equipment to develop and expand our existing as well as new facilities. The net asset base was US$ 164.8 million, US$ 188.3 million and US$ 131.0 in the years ended December 31, 2008, 2007 and 2006 respectively. Provision for bad debts was US$ 1.6 million, US$ 1.2 million and US$ 1.2 million for the year ended December 31, 2008, 2007 and 2006, respectively.

Adjusted days of sales outstanding reduced to 69 days in the year ended December 31, 2008 as compared to 91 days in the year ended December 31, 2007 and it was 85 days in the year ended December 31, 2006. Net accounts receivable and cost and estimated earnings in excess of billings on uncompleted contracts decreased by US$ 6.7 million for the year ended December 31, 2008 and increased by US$ 21.8 million in 2007 and US$ 36.3 million in 2006.

Current assets and other assets decreased by US$ 19.3 million for the year ended December 31, 2008 and increased by US$ 20.4 million for the year ended December 31, 2007 and US$ 1.3 million for the year ended December 31, 2006. Cash inflows for the year ended December 31, 2008 were mainly on account of refund of US$ 6.8 million in respect of deposit with tax authorities, and US$ 13.2 million on account of settlement of derivative contracts. Cash outflows for the year ended December 31, 2007 were US$ 6.8 million in respect of deposit placed with tax authorities in India, US$ 10.2 million in derivative contracts and cash inflows for the year ended December 31, 2007 was mainly on account of the US$ 0.9 million in gratuity asset. Cash outflows for the year ended December 31, 2006 were US$ 1.4 million in leasehold land, US$ 0.1 million in prepaid expenses, and US$ 1.2 million in foreign exchange advances and cash inflows for the year ended December 31, 2006 were US$ 1.2 million in deferred cost and revenue and US$ 0.2 million in advances to vendors.

Accounts payable and accrued expenses increased by US$ 8.5 million for the year ended December 31, 2008, compared to an increase of US$ 6.3 million in 2007 and US$ 20.3 million in 2006. The increase in 2008 is due to increase in accruals related to employee related expenses of US$ 4.9 million, US$ 4.6 million in accrued expenses and reduction of US$ 1 million in trade accounts payable.

Our billings in excess of costs and estimated earnings on uncompleted contracts, which represent billings in excess of revenues that are recognised, increased by US$ 3.1 million, US$ 0.06 and US$ 0.9 million in the year ended December 31, 2008, 2007 and 2006 respectively.

Taxes paid were US$ 39.9 million, US$ 29.5 million and US$ 17.0 million as against a tax provision of US$ 43.3 million, US$ 31.9 million and US$ 14.4 million for the years ended December 31, 2006, 2007 and 2008 respectively.

Other current liabilities and other liabilities increased by US$ 1.8 million during the year ended December 31, 2008. The increase in the year ended December 31, 2008 resulted from increase of US$ 7.0 million in derivative liabilities, US$ 2.8 million increase in leave encashment provision, US$ 1.9 million increase in sales discounts, US$ 1.4 million increase in provision for pension and reduction of US$ 11.2 million in other liabilities on account of reversal of payroll and related taxes, interest and penalty due to completion of assessment by the IRS for years 2003 and 2004. Other current liabilities and other liabilities increased by US$ 8.2 million during the year ended December 31, 2007. The increase in the year ended December 31, 2007 resulted from increase of US$ 2.1 million in leave encashment provision, US$ 2.2 million increase in deferred revenue, US$ 2.7 million increase in other liabilities on account of advance received on sale of furniture at India (Vashi) location, US$ 1.0 million increase in advance from customer and US$ 1.9 million decrease in other current liabilities. Other current liabilities and other liabilities decreased by US$ 16.0 million during the year ended December 31, 2006. The decrease in the year ended December 31, 2006 resulted from a US$ 6.7 million in derivative contracts, US$ 14.6 million payroll and related tax liability on account of payment and liability reversal and an increase of US$ 2.0 million leave encashment provision, US$ 0.9 million increase in sales discount, US$ 0.2 million increase in warranty provision, US$ 1.7 million increase in pension benefit and US$ 0.5 million increase in other current liabilities.

The change in the operating activities is in line with the growth in our revenues and volume of operations.

Net cash used in investing activities was US$ 35.5 million for the year ended December 31, 2008, US$ 130.0 million for 2007 and US$ 155.4 million for 2006. Net cash used in the acquisition of property, plant and equipment for the years ended December 31, 2008, 2007 and 2006 was US$ 43.36 million, US$ 61.9 million and US$ 48.5 million respectively. In 2008, 2007 and 2006 cash outflow was higher mainly on account of the purchases of new facilities and expansion of our existing facilities. Net sale of investment securities were US$ 4.0 million for the year ended December 31, 2008 as against net purchases of investment securities of US$ 14.8 million and US$ 94.5 million for the year ended December 31, 2007 and 2006 respectively. Additional purchase consideration to Cymbal shareholders amounted to US$ 12.4 million and US$ 12.2 million for the year ended December 31, 2007 and 2006 respectively. Net cash used in investing activities in 2007 included US$ 21.4 million for the acquisition of Logan Orviss and Taratec, net of cash acquired and US$ 20.4 million for acquisition of technology related intangibles from one of our major customers.

Net cash used in financing activities was US$ 64.6 million, US$ 8.7 million and US$ 7.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. We spent US$ 53.1 million on purchase of common stock and paid US$ 11.4 million as dividends, including dividend tax, on our equity shares in the year ended December 31, 2008. We received proceeds of US$ 0.2 million from our employee stock option plan during the year ended December 31, 2008. We paid US$ 11.9 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2007. We received proceeds of US$ 3.2 million from our employee stock option plan during the year ended December 31, 2007. We paid US$ 8.6 million in dividends, including dividend tax, on our equity shares in the year ended December 31, 2006. We received net proceeds of US$ 1.8 million from our employee stock option plan during the year ended December 31, 2006.

We anticipate capital expenditures of between approximately US$ 15 million to US$ 20 million in 2009, principally to finance the construction of our new knowledge park facilities in Pune and Noida and other facilities and physical infrastructure in India.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIALS UNDER US GAAP (UNAUDITED)

for the years ended December 31, 2006, 2007 and 2008

Consolidated Balance Sheet

(Amount in US$)

As of	December 31, 2007	December 31, 2008

ASSETS
Current assets
Cash and cash equivalents	32,625,979	60,138,457
Investments	297,726,183	245,529,769
Accounts receivable, net	136,371,683	111,813,743
Costs and estimated earnings in excess of billings on uncompleted contracts	32,417,391	30,663,367
Deferred income taxes	6,879,161	9,796,021
Prepaid Expenses	2,132,687	2,586,241
Other current assets	30,600,530	6,934,944
Total current assets	538,753,614	467,462,542
Deferred income taxes	12,479,374	19,825,211
Investments	3,425,527	2,769,231
Other assets	24,475,694	19,956,864
Property, plant and equipment, net	171,026,782	150,930,327
Intangible assets, net	31,881,136	27,073,168
Goodwill	66,713,170	65,309,045
Total assets	848,755,297	753,326,388
Liabilities and shareholders’ equity
Current liabilities
Capital lease obligation	277,704	175,741
Trade accounts payable	10,517,823	8,938,743
Billings in excess of costs and estimated earnings on uncompleted contracts	3,555,245	6,000,383
Income taxes payable	14,004,172	15,048,516
Accrued expenses	55,079,924	56,167,097
Other current liabilities	34,287,255	57,031,270
Total current liabilities	117,722,123	143,361,750
Capital lease obligations excluding current installments	325,853	184,214
Other liabilities	25,362,959	24,486,301
Income taxes payable	22,574,083	11,479,072
Deferred income taxes	1,806,178	2,858,796
Total liabilities	167,791,196	182,370,133
Commitments and Contingencies
Shareholders’ Equity
Common shares Rs. 2 par value; Authorized 250,000,000 shares (Issued and outstanding; 139,009,409 shares and 128,105,007 shares as of December 31, 2007 and 2008 respectively).	6,158,044	5,672,130
Additional paid-in capital	313,350,315	264,878,177
Retained earnings	285,238,586	375,215,818
Accumulated other comprehensive income/(loss)	76,217,156	(74,809,870)
Total shareholders’ equity	680,964,101	570,956,255
Total liabilities and shareholders’ equity	848,755,297	753,326,388

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Income

(Amount in US$)

Year ended	December 31, 2006	December 31, 2007	December 31, 2008

Net revenues	578,850,882	662,911,669	718,884,103
Cost of revenues	373,965,978	450,085,130	491,266,302
Gross profit	204,884,904	212,826,539	227,617,801
Selling, general and administrative expenses	106,471,937	116,260,200	131,056,061
Provision for doubtful debts and advances	1,191,017	1,181,753	1,625,595
Foreign exchange (gain)/loss, net	2,747,926	(23,350,920)	18,358,897
Operating Income	94,474,024	118,735,506	76,577,248
Other income/(expense)
Interest and dividend income	10,087,916	12,540,158	13,001,582
Interest expense	(2,839,930)	(3,592,436)	(1,744,367)
Interest expense reversed (Refer note 11.2)	—	—	6,497,329
Gain on sale of investments, net	1,679,097	6,370,002	9,731,648
Other (expense)/income, net	3,541,426	1,706,227	2,561,206
Income before income taxes	106,942,533	135,759,457	106,624,646
Income taxes	47,691,763	21,783,963	5,203,401
Net Income	59,250,770	113,975,494	101,421,245
Earnings per share
Basic	0.43	0.82	0.75
Diluted	0.43	0.82	0.75
Weighted average number of common shares used in computing earnings per share
Basic	137,957,477	138,660,785	135,590,677
Diluted	138,904,860	139,569,933	135,760,422

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income/(Loss)

for the years ended December 31, 2006, 2007 and 2008

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2006	137,798,399	6,101,600	299,220,619	132,511,943		1,194,908	439,029,070
Issuance of equity shares on exercise of options	483,454	21,360	1,802,953				1,824,313
Tax benefit arising on exercise of stock options			23,338				23,338
Compensation cost related to employee stock option plan			3,984,071				3,984,071
Cash dividend on common shares				(8,565,154)			(8,565,154)
Comprehensive income
Net income				59,250,770	59,250,770		59,250,770
Other comprehensive income:
Translation adjustment					9,256,054		9,256,054
Unrealised gain on investments, net of tax of US$ 1,076,106					2,102,200		2,102,200
Unrealised gain on cash flow hedging derivatives, net of tax of US$ Nil					2,531,633		2,531,633
Comprehensive income					73,140,657	13,889,887
Adjustment to initially apply FASB Statement No. 158, net of tax of US$ 323,655						(843,079)	(843,079)
Balance as of December 31, 2006	138,281,853	6,122,960	305,030,981	183,197,559		14,241,716	508,593,216
Issuance of equity shares on exercise of options	727,556	35,084	3,203,887				3,238,971
Tax benefit arising on exercise of stock options			442,165				442,165
Compensation cost related to employee stock option plan			4,673,281				4,673,281
Cash dividend on common shares				(11,934,467)			(11,934,467)
Comprehensive income
Net income				113,975,494	113,975,494		113,975,494
Other comprehensive income:
Translation adjustment					58,571,590		58,571,590
Unrealised gain on investments, net of tax of (US$ 424,845)					4,870,285		4,870,285
Unrealised holding gains (losses) arising during the year					10,750,148		10,750,148
Less: Reclassification adjustment included in net income					(11,792,707)		(11,792,707)
Actuarial losses related to pension and other post retirement benefits, net of tax of US$ 47,185					(423,876)		(423,876)
Comprehensive income					176,374,810	61,975,440	—
Balance as of December 31, 2007	139,009,409	6,158,044	313,350,315	285,238,586		76,217,156	680,964,101

See accompanying notes to the consolidated financial statements

(Amount in US$ except share data)

						Accumulated
						Other
	Common shares		Additional	Retained	Comprehensive	Comprehensive	Shareholders
	Shares	Par value	Paid-in-Capital	Earnings	Income/(loss)	Income/(loss)	Equity
Balance as of January 1, 2007	139,009,409	6,158,044	313,350,315	285,238,586		76,217,156	680,964,101
Issuance of equity shares on exercise of options	52,680	2,634	188,325				190,959
Purchase of Common stock	(10,957,082)	(488,548)	(52,573,794)				(53,062,342)
Tax benefit arising on exercise of stock options			16,121				16,121
Compensation cost related to employee stock option plan			3,897,210				3,897,210
Cash dividend on common shares				(11,444,013)			(11,444,013)
Comprehensive income
Net income				101,421,245	101,421,245		101,421,245
Other comprehensive income:
Translation adjustment					(119,927,020)		(119,927,020)
Unrealised gain on investments, tax effected (US$ 257,690)					(1,828,525)		(1,828,525)
Unrealised losses on derivative instruments:
Unrealised holding gains (losses) arising during the year, net of tax credit (US$ 2,201,998)					(42,542,853)		(42,542,853)
Less: Reclassification adjustment included in net income					12,068,379		12,068,379
Actuarial gain related to pension and other post retirement benefits, net of tax of US$ 195,797					1,202,993		1,202,993
Comprehensive income/(loss)					(49,605,781)	(151,027,026)	—
Balance as of December 31, 2008	128,105,007	5,672,130	264,878,177	375,215,818		(74,809,870)	570,956,255

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amount in US$)

Year ended	December 31, 2006	December 31, 2007	December 31, 2008
Operating activities
Net income	59,250,770	113,975,494	101,421,245
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of intangible assets	19,573,548	25,053,060	27,711,972
Deferred taxes	4,344,470	(10,130,035)	(9,215,965)
Provision/(recovery) for doubtful debts and advances	1,191,017	1,181,753	1,625,595
(Gain)/loss on sale of property, plant and equipment, net	(21,977)	(265,426)	(371,526)
(Gain) / loss on sale of investments	(1,679,097)	(6,370,002)	(9,731,648)
Compensation cost related to employee stock option plan	3,984,071	4,673,281	3,897,210
Changes in assets and liabilities
Accounts receivable	(40,234,185)	(13,492,304)	9,987,054
Costs and estimated earnings in excess of billings on uncompleted contracts	3,955,003	(8,300,239)	(3,289,128)
Other current assets	(735,650)	(21,663,190)	21,015,540
Other assets	(579,720)	1,252,142	(1,675,575)
Trade accounts payable others	4,025,950	(1,804,558)	(958,041)
Billings in excess of costs and estimated earnings on uncompleted contracts	859,218	59,255	3,081,643
Taxes payable	4,979,698	11,218,123	(5,427,383)
Excess tax benefit from stock based compensation	(23,338)	(442,165)	(16,121)
Tax benefit on exercise of stock options	—	47,841	14,739
Accrued expenses	16,246,514	8,104,178	9,463,589
Other current liabilities	(17,063,525)	4,222,173	11,263,190
Other liabilities	1,018,325	3,952,833	(9,453,334)
Net cash provided by operating activities	59,091,092	111,272,214	149,343,056
Investing activities
Purchase of property, plant and equipment	(48,620,365)	(61,891,010)	(43,362,388)
Proceeds from sales of property, plant and equipment	83,097	557,761	3,841,641
Purchase of investments	(781,204,843)	(1,149,342,754)	(973,062,275)
Proceeds from sale of investments	686,658,104	1,134,569,183	977,051,287
Payments for acquisition, net of cash acquired	(12,184,832)	(33,795,203)	—
Payments for acquisition of technology related intangibles	(497,879)	(20,368,599)	—
Tax benefit on incentive stock option of Patni Telecom	340,366	235,057	—
Net cash used in investing activities	(155,426,352)	(130,035,565)	(35,531,735)
Financing activities:
Payment of capital lease obligations	(390,886)	(429,987)	(293,418)
Dividend on common shares	(8,562,666)	(11,933,401)	(11,440,837)
Proceeds from common shares issued, net of expenses	1,824,313	3,238,971	190,958
Purchase of Common Stock	—	—	(53,062,342)
Excess tax benefit arising on exercise of stock options	23,338	442,165	16,121
Net cash provided by/(used in) financing activities	(7,105,901)	(8,682,252)	(64,589,518)
Effect of exchange rates changes on cash and cash equivalents	1,131,571	13,561,572	(21,709,325)
Net increase in cash and cash equivalents	(103,441,161)	(27,445,603)	49,221,803
Cash and cash equivalents at the beginning of the year	148,819,600	46,510,010	32,625,979
Cash and cash equivalents at the end of the year	46,510,010	32,625,979	60,138,457
Supplemental disclosure of cash flow information:
Interest paid	4,905,069	26,764	50,302
Income taxes paid	39,945,075	29,532,237	16, 993,377
Non cash investing and financing activities:
Additions to property, plant and equipment, represented by capital lease obligations	361,133	264,138	149,745
Property, plant and equipment acquired on credit	4,814,076	558,012	(3,158,568)

See accompanying notes to the consolidated financial statements

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.                                    Organization and nature of business

1.1                               Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India and in December 2005, the Company completed an initial public offering of American Depository Shares in the United States of America (USA).

1.2                               Patni Computers Systems (UK) Limited (“Patni UK”), a company incorporated in the United Kingdom (UK), Patni Computer Systems GmbH (“Patni GmbH”), a company incorporated in Germany, Patni Americas, Inc. (“Patni USA”) formerly known as Patni Computer Systems, Inc., a company incorporated in Massachusetts, USA and Patni Computer Systems Brasil, Ltda a company incorporated in Brazil are 100% owned subsidiaries of Patni. On November 3, 2004, Patni USA, acquired 100% equity in Patni Telecom (formerly known as Cymbal Corporation), a company incorporated in California, USA, together with its subsidiaries in India, UK & Thailand, for consideration in cash. In July, 2007, Patni USA, acquired 100% equity in Patni Life Sciences Inc. (formerly known as Taratec Development Corporation), a company incorporated in New Jersey, USA, for consideration in cash. Further, Patni also has foreign branch offices in the USA, Japan, Sweden, Australia, Korea, Netherlands, Finland, UAE, South Africa, Canada and Turkey. In March 2008 the Company through it’s wholly owned subsidiary Patni UK incorporated a subsidiary in Czech Republic named Patni Computer Systems (Czech) s.r.o. In December 2008 the company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, S.A.

Cymbal Information Services (Thailand) Ltd., subsidiary of Patni Telecom has been dissolved and the liquidation has been completed in May, 2006.

1.3                               Patni together with its subsidiaries (collectively, “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries comprising financial services, insurance services, manufacturing, communications, media and entertainment and technology services (comprising independent software vendors and product engineering) and other industries such as energy and utilities, retail, logistics and transportation. The various service offerings comprise application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, quality assurance services and BPO services.

1.4                               These financial statements are prepared on a consolidated basis for all the years presented.

2.                                    Summary of significant accounting policies

Basis of preparation of financial statements

2.1                               The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

2.2                               The consolidated financial statements include the financial statements of Patni and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation.

Accounting estimates

2.3                               The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates. Appropriate changes in estimates are made as management become aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Revenue and cost recognition

2.4                               The Company derives its revenues primarily from software services and to a lesser extent from BPO services. Revenue is recognized when there is persuasive evidence of a contractual arrangement with customers, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Software services are provided either on a fixed price, fixed time frame or on a time and material basis. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized ratably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a percentage of completion basis. Revenue with respect to time-and-material contracts is recognized as related services are performed.

Guidance has been drawn from paragraph 95 of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” to account for revenue from fixed price arrangements for software development and related services in conformity with SOP-81- 1 (“Accounting for Performance of Construction - Type and Certain Production - Type Contracts”). The input (cost expended) method has been used because management considers this to be the best available measure of progress on these contracts as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

2.5                               The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenues recognized in excess of amounts billed. These amounts are billed after the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

milestones specified in the agreement are achieved and the customer acceptance for the same is received. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenues recognized.

2.6                               Direct and incremental contract origination and set up costs incurred in connection with support/maintenance service arrangements are charged to expense as incurred. These costs are deferred only in situations where there is a contractual arrangement establishing a customer relationship for a specified period. The costs to be deferred are limited to the extent of future contractual revenues. Further, revenue attributable to set up activities is deferred and recognised systematically over the periods that the related fees are earned, as services performed during such period do not result in the culmination of a separate earnings process.

Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained, are not included in contract costs before the receipt of the contract. However, such costs are deferred, subject to the evaluation of their probable recoverability.

2.7                               Warranty costs on sale of services are accrued based on managements’ estimates and historical data at the time related revenues are recorded.

2.8                               The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

The Company estimates the total number of customers that will ultimately earn these discounts, based on which a portion of the revenue on the related transactions is allocated to the services that will be delivered in the future.

Reimbursement of out of pocket expenses received from customers have been included as part of revenues in accordance with EITF 01-14 “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred”.

2.9                               Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

2.10                         The Company reports taxes assessed by governmental authorities directly imposed on revenue producing transactions on a net basis. This disclosure is provided as per EITF 06-03 on “How taxes collected from customers and remitted to government authorities should be presented in the Income Statement”.

Advertising cost

2.11                         Advertising costs incurred during the year have been expensed. The total amount of advertising costs expensed was US$ 1.6 million, US$ 0.9 million and US$ 1.6 million for the years ended December 31, 2006, 2007 and 2008.

Cash and cash equivalents

2.12                         The Company considers investments in highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, deposits with banks and money market accounts.

Investments

2.13                         Management determines the appropriate classification of investment securities at the time of purchase and re-evaluates such designation at each balance sheet date. At December 31, 2007 and 2008, investment securities were classified as available-for-sale or held to maturity. The investment securities classified as available-for-sale consists of units of mutual funds and other securities. Other securities consists primarily of debt instruments, that carry market interest rates and are stated at cost. Held to maturity securities consist of investment in Government bonds made by the Company pursuant to tax exemption scheme under the Indian Income Tax Act, 1961. These bonds mature in five years from the time of deposit.

2.14                         Available-for-sale securities are carried at fair market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of other comprehensive income in the statement of shareholders’ equity and comprehensive income. The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements. NAVs represents the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

Realized gains and losses, and decline in value judged to be other than temporary on available-for-sale securities are included in the consolidated statements of income. The cost of securities sold or disposed is determined on average cost basis.

Business combinations, goodwill and intangible assets

2.15                         Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must be recognized and reported separately from goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” all assets and liabilities of the acquired businesses including goodwill are assigned to reporting units.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

2.16                        Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is not amortized but is tested for impairment atleast on an annual basis at year end, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.17                         Intangible assets acquired either through a business combination or individually are amortized over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise customer and technology related intangible assets and are being amortized over a period of 5-10 years. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

2.18                         Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Property, plant and equipment

2.19                         Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Gains and losses on disposals are included in the consolidated statements of income at amounts equal to the difference between the net book value of the disposed assets and the net proceeds received upon disposal. Expenditures for replacements and improvements are capitalized, whereas the cost of maintenance and repairs is charged to income when incurred.

2.20                         Property, plant and equipment are depreciated over the estimated useful life of the asset using the straight-line method, once the asset is put to its intended use. The cost of software obtained for internal use is capitalized and amortized over the estimated useful life of the software. The estimated useful lives of assets are as follows:

Buildings	40 years
Leasehold premises and improvements	Over the lease period or the useful lives of the assets, whichever is shorter
Computer — Hardware and software and other service	3 years
Furniture and fixtures	3-8 years
Other equipment	3-8 years
Vehicles	4-5 years

Impairment of long-lived assets and long-lived assets to be disposed

2.21                         Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever an event or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Functional and Foreign currency translation

2.22                         The functional currency of Patni and its branches in the USA, Japan, Sweden, Finland, UAE, South Africa, Canada, Australia, Korea and Netherland is the Indian Rupee. The functional currencies of Patni’s subsidiaries are the applicable local currencies.

2.23                         The accompanying consolidated financial statements are reported in US Dollars. The translation is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for statements of income accounts using an appropriate monthly weighted average exchange rate for the respective periods. In respect of subsidiaries, the respective functional currencies are first translated into Indian Rupees and then into US Dollars. The gains or losses resulting from such translation are reported in other comprehensive income in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions

2.24                         Transactions in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the date of the transaction. Resulting gains or losses from settlement of such foreign currency transactions are included in the consolidated statements of income. Unsettled monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rates of exchange prevailing at the balance sheet date. A transaction gain or loss arising from a change in exchange rates between the date of a transaction and the year end exchange rates is included in the consolidated statements of income.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Income taxes

2.25                         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in results of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the assets will not be realised. The Company recognizes interest and penalties related to uncertain tax positions in Other (expense)/income.

Concentration of credit risk

2.26                         Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, investments and accounts receivables. Cash and cash equivalents are invested with corporations, financial institutions and banks with investment grade credit ratings. To reduce credit risk, investments are made in a diversified portfolio of mutual funds, government bonds, which are periodically reviewed. To reduce its credit risk on accounts receivables, the Company performs ongoing credit evaluations of customers.

Retirement benefits to employees

2.27                         Contributions to defined contribution plans are charged to income in the period in which they accrue. Current services costs for defined benefit plans are accrued in the period to which they relate, based on actuarial valuation performed by an independent actuary in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, both as amended by SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS No. 158 as of December 31, 2006 which requires the net funded position of the plans to be recognized as an asset or liability in the employers’ balance sheet.

In measuring the defined benefit obligations, the Company uses discount rate based on yields of high quality fixed income instruments (i.e. yields on high quality corporate bonds) prevailing as at the balance sheet date for the corresponding tenure of the obligations.

Stock-based compensation

2.28                         The Company adopted SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) effective January 1, 2006. This statement requires compensation expense relating to share- based payments to be recognized in net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a accelerated basis over the requisite service period, which is generally the vesting period. The Company elected the modified prospective method as prescribed in SFAS No. 123R and therefore, prior period was not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006. The Company granted stock options under the ‘Patni ESOP 2003 Revised 2006’ plan (‘the plan’). See Note 17 for further discussion.

2.29                         Prior to the adoption of SFAS 123R, the Company was required to record benefits associated with the tax deductions in excess of recognized compensation cost as an operating cash flow. However SFAS 123R requires that such benefits be recorded as a financing cash inflow. In the accompanying Consolidated Statements of Cash Flows for year ended December 31, 2006, 2007 and 2008, tax benefit of US$ 23,338, US$ 442,165 and US$ 16,121, respectively has been classified as financing cash flows.

2.30                         Effective April 1, 2007, an amendment has been made to Indian Income Tax Act, 1961 subjecting specified securities allotted or transferred by an employer to its employees to Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of specified option is collectible from employees, which is considered as akin to a reset in the terms of the ESOP Plan as it would reduce the ultimate benefit to the employee, by way of increase in exercise price and hence is recognized as additional paid-in-capital.

Dividends

2.31                         Dividends on common shares are recorded as a liability on the date of declaration by the shareholders at the Annual General Meeting.

Derivatives and hedge accounting

2.32                         The Company enters into forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on inter company and end customer accounts receivable and forecasted sales transactions denominated in foreign currencies. The strategy also includes entering into short-term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging).Upon completion of the formal documentation and testing for effectiveness, the Company designates forward and option contracts, which meet the hedging criteria, as cash flow hedges. Changes in fair values of designated cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognised in the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

consolidated statements of income. However, for derivatives acquired pursuant to roll-over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness. Changes in fair value for derivatives not designated as hedging instruments and ineffective portion of the hedging instruments are recognized in consolidated statements of income in the current period.

2.33                         In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company will, prospectively, discontinue hedge accounting with respect to that derivative. The derivatives, which do not qualify for hedge accounting, are accordingly, recognised at fair value with gains or losses included in foreign exchange (gain)/loss in the consolidated statements of income.

Earnings per share

2.34                         In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed using the weighted average number of common and redeemable common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the year using the treasury stock method for options except where the result would be anti-dilutive.

Commitments and Contingencies

2.35                         Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Recently Issued Accounting Standards

2.36                         In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

2.37                         In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the impact of the same pending adoption of FSP FAS 142-3 on our consolidated financial statements.

2.38                         The Financial Accounting Standards Board (“FASB”) issued SFAS No. 161 Disclosure about Derivative Instruments and Hedging activities - An amendment to SFAS No 133 (“SFAS 161”) in March 2008. Statement 161 requires increased quantitative, qualitative and credit-risk disclosures. Quantitative disclosures should include information (in a tabular format) about the fair value of the derivative instruments, including gains and losses, and should contain more detailed information about the location of the derivative instrument in the entitys financial statements. Credit-risk disclosures should include information about the existence and nature of credit-risk related contingent features included in derivative instruments. Credit risk related contingent features can be defined as those that require entities upon the occurrence of a credit event to settle derivative instruments or to post collateral. The Company will be required to adopt this new standard prospectively, for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. The Company is currently evaluating the requirements of SFAS 161 and have not yet determined the impact that is expected to result from the adoption of the standard.

Recently adopted accounting standards

2.39                         In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. Issued in February 2008, FSP 157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” removed leasing transactions accounted for under Statement 13 and related guidance from the scope of SFAS No. 157. FSP 157-2 “Partial

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Deferral of the Effective Date of Statement 157” (“FSP 157-2”), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on the Company’s consolidated financial position and results of operations. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations.

SFAS No. 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1:  Unadjusted quoted market prices in active market.

Level 2:  Unadjusted quoted prices in active markets for similar assets or liabilities or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or

Inputs other than quoted prices that are observable for the asset or liability.

Level 3:  Unobservable inputs used for measuring the assets or liability.

In accordance with SFAS 157 the following table sets out the Company’s fair value hierarchy for its financial assets (Investments and Derivative instruments) measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Assets :
Liquid mutual funds	—	$152,904,732	—
Fixed maturity plan	—	$90,550,521	—
Other investments	2,024,878	—	49,638
Liabilities :
Foreign currency exchange derivatives	—	$38,417,603	—

Investment categorized as Level 3 at January 1, 2008 consisted principally of investment in unquoted equity securities at cost of US$ 750,000. An impairment loss of US$ 706,277 has been recognised during the year. There have been no sales during the year in this category.

2.40                         In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”. Under SFAS 159, companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 was effective for the Company beginning in the first quarter of fiscal 2008. The Company has not elected to use fair value measurements under SFAS No.159 with respect to any eligible instruments.

3.                                    Acquisitions

3.1                               Acquisition of business and assets of Logan-Orviss International Associates BV (‘LOI’)

On July 2, 2007, the Company acquired the business and assets of LOI, a European telecommunications consulting services Company. The Company believes that through this acquisition it will strengthen its presence in communication and media practice through consultancy services on IT initiatives. The purchase price of US$ 8,613,938 (including direct acquisition related expenses of US$ 863,938) was paid in cash.

This transaction has been accounted using the purchase method as required by SFAS No. 141 “Business Combinations”. The purchase price has been allocated to the acquired assets as per management’s estimates and independent valuation of fair values as summarized below:

Intangible assets
- Customer contracts and non contractual customer relationships	1,370,000
- Intellectual property rights	790,000	2,160,000
Goodwill		6,453,938
Total purchase price		$8,613,938

Goodwill generated from the above acquisition was allocated to “Communications, Media and Entertainment” segment.

Further, as a part of the business acquisition, the Company initiated an incentive plan linked to revenues for certain specific employees. Management estimates that incentive payments under this plan will not exceed US$ 13,080,000 but be paid through June 2010. Since, the incentive payments are linked to continuing employment, the payments under the plan are recognized as compensation for post acquisition services. Accordingly, US$ 22,664 and US$ 222,690 have been recorded as Cost of revenues and Selling, General and Administrative expenses respectively for the year ended December 31, 2007. During the current year based on the assessment of revenue targets achieved for the year ended June 30, 2008, US$ 117,108 has been recorded as Selling, general and administrative expenses for these employees. Further, based on the assessment of revenue targets to be achieved for the year ended June 30, 2009, an additional amount of US$ 62,510 has been recorded as Selling, general and administrative expenses for these employees for the year ended December 31, 2008.

3.2                               Acquisition of Taratec Development Corporation (Taratec)

On July 23, 2007, Patni USA acquired 100% equity interest in Taratec Development Corporation(subsequently named as Patni Life Sciences), which is a leading consulting company in the life sciences industry providing integrated business, information technology, and regulatory compliance products and services.

The primary purpose for the acquisition was to enhance Patni’s market specific services and provide additional capability to

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

support the growing and diverse requirements of the Life Sciences market, from pharmacovigilance to demand-driven supply chains. The purchase price of US$ 15,680,226 (including direct acquisition related expenses of US$ 435,008), was paid in cash on July 23, 2007.

The terms of the purchase also provide for payment of contingent consideration to all the selling shareholders, payable over three years, and calculated based on the achievement of specified revenue and margin targets. The contingent consideration is payable in cash and cannot exceed US$ 13,200,000.

The Company has followed the consensus reached in EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” and accordingly, will record the contingent payments, other than payments to certain employees under the incentive plan described below, as goodwill in the periods in which the contingency is resolved.

Further, as a part of the acquisition, the Company initiated an incentive plan linked to revenues and margins, for certain specific employees of Taratec and Patni. The incentive payments under this plan will not exceed US$ 3,500,000 through June 2010. Since, the incentive payments are linked to continuing employment; the payments under the plan are recognized as compensation for post acquisition services. Accordingly, US$ 156,974 and US$ 17,867 have been recorded as Cost of revenues and Selling, General and Administrative expenses, respectively for the year ended December 31, 2007. Based on the assessment of revenue targets achieved for the year ended June 30, 2008 and to be achieved for the year ended June 30, 2009 management has concluded that no amount is required to be accrued as compensation cost for these employees for the year ended December 31, 2008.

This transaction has been accounted using the purchase method of accounting as required by SFAS No. 141 “Business Combinations”. The purchase price, net of cash acquired of US$ 2,843,782, has been allocated to the acquired assets and assumed liabilities as per management’s estimates and independent valuation as summarized below:

Net current assets		$2,528,948
Deferred tax asset		920,600
Property, plant and equipment		84,538
Deferred tax liability		(696,000)
Intangible assets
- Customer contracts and non contractual customer relationships	1,550,000
- Intellectual property rights	190,000	1,740,000
Goodwill		8,258,358
Total purchase price		$12,836,444

Goodwill generated from the above acquisition was allocated to “Manufacturing services” segment.

4.             Cash and Cash Equivalents

Cash and cash equivalents held by the Company account wise are as follows:

As of December 31,	2007	2008
Money In Transit	$326,249	$982,398
Bank Accounts	31,928,493	58,033,967
Term Deposits	208,160	1,026,777
Cash in Hand	163,077	95,315
Total	$32,625,979	$60,138,457

Cash and cash equivalents as of December 31, 2007 and December 31, 2008 include restricted cash balance of US$ 8,672 and US$ 9,755 respectively. Restrictions are primarily on account of unclaimed dividends.

The following table sets out the break-up of cash and cash equivalents held in banks:

As of December 31,	2007	2008
Money in Transit	$326,249	$982,398
Bank Accounts
Bank of Tokyo, Japan	1,791,386	1,270,163
Bank of Boston, USA	203,975	6,225,554
ANZ Bank, Australia	665,518	1,052,805
ABN Amro Bank N.V, India	2,270	1,780,079
Citibank N.A., India	119,364	1,317,536
Handelsbanken, Finland	—	2,038,103
Bank of America, USA	8,647,770	25,579,070
Natwest Bank, UK	971,874	1,282,157
Citibank EEFC accounts, India	3,821,592	3,423,021
ICICI EEFC Bank account, India	1,250,393	261,597
Standard Chartered Bank -EEFC accounts, India	5,964,539	1,231,418
Standard Bank of S Africa,
South Africa	804,677	1,840,823
Commerce Bank, USA	1,349,800	1,637,792
Others *	6,335,335	9,093,849
Total	31,928,493	58,033,967
Term Deposits
Merrill Lynch, USA	208,160	1,136
Yes Bank, India	—	1,025,641
Total	208,160	1,026,777
Cash in Hand	163,077	95,315
Cash and Cash Equivalents	$32,625,979	$60,138,457

* Others includes bank balances in various accounts with banks spread across various locations in which the Company held balances of less than US$ 1 million individually.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

5.             Investments

5.1           Investment securities consist of the following:

(Amount in US$)

	As of December 31, 2007
		Gross unrealized	Gross unrealised
	Carrying value	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	136,918,416	1,446,308	(10,226)	138,354,498
- Fixed Maturity	135,584,588	7,475,568	—	143,060,156
Other Investments	16,311,529	—	—	16,311,529
Amount reported as investments - current	288,814,533	8,921,876	(10,226)	297,726,183
Held to maturity:
Bonds	3,425,527
Amount reported as investments-non current	3,425,527

	As of December 31, 2008
		Gross unrealized	Gross unrealised
	Carrying value	holding gains	holding losses	Fair value
Available for sale:
Mutual Fund Units:
- Liquid	151,126,457	1,788,582	(10,307)	152,904,732
- Fixed Maturity	85,569,637	4,980,890	(6)	90,550,521
Other Investments	2,008,240	66,276	—	2,074,516
Amount reported as investments - current	238,704,334	6,835,748	(10,313)	245,529,769
Held to maturity:
Bonds	2,769,231
Amount reported as investments-non current	2,769,231

5.2           Dividends from securities available for sale and gross realized gains and losses on sale of securities available for sale are as follows:

Year ended December 31,	2006	2007	2008
Dividends from securities available for sale	$5,941,888	9,946,965	11,510,937
Gross realised gains on sale of securities available for sale	1,963,728	6,399,319	10,477,436
Gross realised losses on sale of securities available for sale	284,631	31,861	745,788

5.3           Maturity of investment securities classified as available-for-sale and held-to-maturity are as follows as of December 31, 2008:

	Carrying Value	Fair Value
Available for Sale:
Mutual Fund Units
(Fixed Maturity Plan)
- Within one year	85,569,637	90,550,521
- Due after one year through five years	—	—
	$85,569,637	$90,550,521
Held to Maturity:
Bonds - Due after one year through five years	2,769,231
	$2,769,231

5.4           Investment securities are held in the following mutual fund and other investment schemes:

As of December 31,	2007	2008
Available for Sale Securities
ICICI Prudential Mutual Fund	$20,770,271	$42,692,251
Reliance Mutual Fund	22,474,708	34,918,630
Birla Sunlife Mutual Fund	43,635,932	32,007,002
Tata Mutual Fund	32,967,629	30,461,581
Kotak Mutual Fund	31,330,938	25,128,363
IDFC Mutual Fund	14,454,867	18,441,673
JM Financial Mutual Fund	19,365,426	13,991,066
DSP BlackRock Mutual Fund	6,862,877	12,123,623
Deutsche Mutual Fund	10,815,141	7,952,685
Lotus India Mutual Fund	363,887	7,237,046
Franklin Templeton Mutual Fund	15,665,028	6,158,668
Fortis Mutual Fund	18,286,760	5,739,249
HSBC Mutual Fund	11,803,353	3,956,269
HDFC Mutual Fund	3,004,292	2,647,146
Canara Bank CD	—	2,024,876
Global Treasury Fund	10,486,529	5,918
ING Vysya Mutual Fund	7,634,611	—
Principal Mutual Fund	11,767,823	—
UTI Mutual Fund	10,211,111	—
Others	5,825,000	43,723
Total	297,726,183	245,529,769
Held to Maturity
NABARD Capital Gains Bonds	3,425,527	2,769,231
Total	3,425,527	2,769,231

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

6              Accounts receivable

6.1           Accounts receivable consist of the following:

As of December 31,	2007	2008
Receivables	$138,699,173	$114,736,385
Less: Allowances for doubtful accounts	(2,327,490)	(2,922,642)
	$136,371,683	$111,813,743

6.2           The activity in the allowance for doubtful accounts receivable for the years ended December 31, 2006, 2007 and 2008 is as follows:

As of December 31,	2006	2007	2008
Allowance for doubtful accounts as of the beginning of the year	$2,495,219	$3,105,764	$2,327,490
Additional provision (net of recoveries) made during the year	1,147,109	1,050,245	1,561,630
Accounts receivable written off against the allowance during the year	(536,564)	(1,828,519)	(966,478)
Allowance for doubtful accounts as of the end of the year	$3,105,764	$2,327,490	$2,922,642

7.             Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts

As at December 31,	2007	2008
Cost incurred on uncompleted contracts	$37,932,876	$62,885,237
Estimated earnings	33,967,584	38,889,183
	71,900,460	101,774,420
Less: Billings to date	(43,038,314)	(77,111,436)
	$28,862,146	$24,662,984
Included in the accompanying balance sheet under the following captions:
Costs and estimated earnings in excess of billings on uncompleted contracts	32,417,391	30,663,367
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,555,245)	(6,000,383)
	$28,862,146	$24,662,984

8.             Other assets

Other assets consist of the following:

As at December 31,	2007	2008
Advances to vendors	$1,969,206	$1,317,240
Refundable security deposit	7,907,629	6,457,639
Deferred of cost in respect of revenue arrangements	3,303,564	1,689,331
Due from employees	3,356,975	1,646,155
Derivative contracts	13,292,568	75,424
Leasehold Land	17,225,046	13,833,378
Deposit with tax authorities	6,829,927	—
Others	1,191,310	1,872,641
	$55,076,225	$26,891,808
Less : Other current assets
Advances to vendors	(1,969,206)	(1,317,240)
Refundable security deposit	(2,403,420)	(353,433)
Deferred of cost in respect of revenue arrangements	(3,303,564)	(1,689,331)
Due from employees	(3,181,259)	(1,626,875)
Derivative contracts	(11,721,845)	(75,424)
Deposit with tax authorities	(6,829,927)	—
Others	(1,191,310)	(1,872,641)
	(30,600,531)	(6,934,944)
Other assets	$24,475,694	$19,956,864

9.             Property, plant and equipment

9.1           Property, plant and equipment consists of the following:

As at December 31,	2007	2008
Land	$4,339	$3,508
Building	56,168,539	56,885,137
Leasehold improvements	7,833,303	6,960,380
Computer – Hardware and other service equipment	55,676,933	49,981,070
Computer – Software	29,953,484	28,665,685
Furniture and fixtures	20,818,460	19,153,158
Other equipment	41,844,783	38,046,505
Vehicles	2,133,390	1,579,933
Asset held for sale	3,421,179	—
Capital work-in-progress	36,962,152	39,515,267
Capital advances	18,271,144	11,759,987
	273,087,706	252,550,630
Less: Accumulated depreciation and amortization	(102,060,924)	(101,620,303)
	$171,026,782	$150,930,327

9.2           Depreciation and amortization on property, plant and equipment and amortization of computer software included in depreciation and amortization of property, plant and equipment is as follows:

Year ended December 31,	2006	2007	2008
Depreciation and amortization	$18,605,047	22,965,130	23,254,443
Amortisation of computer software	4,437,291	4,796,933	4,432,496

Unamortized computer software cost as at December 31, 2007 and 2008 amounted to US$ 6,065,303, and US$ 5,071,501 respectively.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

10.          Goodwill and Intangible Assets

10.1         Intangible assets as at December 31, 2007 and 2008 consist of the following:

As at December 31,	2007	2008
Customer related intangibles	$14,037,795	$14,037,795
Technology related intangibles	497,879	497,879
Intellectual property rights	21,448,600	21,448,600
Foreign currency translation adjustment	(28,356)	(378,795)
	35,955,918	35,605,479
Less: Accumulated Amortisation	(4,074,782)	(8,532,311)
	$31,881,136	$27,073,168

During the year ended December 31, 2007, Patni through its wholly owned subsidiary, Patni USA, acquired from one of its major customers, the worldwide rights for software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to US$ 20,368,600 has been capitalized as an intangible asset and is being amortized over a period of ten years. The Company intends to use this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to seller on such sales.

10.2         Amortisation for the years ended December 31, 2006, 2007 and 2008 amounted to US$ 968,501, US$ 2,087,930 and US$ 4,457,529 respectively. The estimated Amortisation for the intangible assets, for the next five years will be as follows:

	2009	2010	2011	2012	2013
Amortisation	4,207,984	3,861,295	3,380,405	3,241,855	3,150,936

10.3         The movement in goodwill balance is given below:

As at December 31,	2007	2008
Balance at beginning of the year	$39,831,664	$66,713,170
Add: Additional goodwill arising on account of contingent consideration for Patni Telecom	12,402,039	—
Add: Goodwill on business acquisition	14,712,296	—
Less: Tax benefit on incentive stock option of Patni Telecom	(235,057)	—
Add: Tax paid upon final settlement with tax authority pertaining to pre-acquisition period	—	350,310
Add: Exchange Difference	2,228	(1,754,435)
Balance at end of the year	$66,713,170	$65,309,045

Goodwill as of December 31, 2007 and December 31, 2008 includes US$ 6,453,938 and US$ 4,701,731 respectively which is deductible for tax purposes as per local taxation laws in the United Kingdom.

10.4         Goodwill as of December 31, 2007 and 2008 has been allocated to the following reportable segments:

As at December 31,	2007	2008
Segment
Financial services	$2,594,374	$2,594,374
Communication, Media and Entertainment	55,860,438	54,456,313
Manufacturing Services	8,258,358	8,258,358
Total	$66,713,170	$65,309,045

11.           Change in estimate

11.1         During 2006, the Company reached a settlement with the Internal Revenue Service (the “IRS”) relating to its tax returns of its U.S. operations (Patni USA and its US branch) for fiscal years 2001 and 2002. The settlement addressed transfer pricing, branch tax matters and payroll taxes. The Company was unable to substantiate to the IRS that returns pertaining to its U.S. branch for the years ended March 31, 2002 and 2003 were filed within 18 months from the respective due dates and hence were deemed as delinquent returns by the IRS. Accordingly, the IRS disallowed all of the deductions on the branch income tax returns and assessed additional income tax obligations of US$ 15.2 million. Delinquent tax returns were treated as errors in computation of income taxes for the years in which such tax returns were due for filing under the IRS rules and the Company restated its 2003 and 2004 financial statements for such errors.

The Company reviewed the adequacy of the previously established tax exposure reserves with respect to prior years in July 2006 in light of certain positions taken by the IRS during the settlement for 2001 and 2002 and based on such positions, the Company revised its estimate for tax exposure relating to various income tax matters along with related adjustments to accrued interest. The IRS settlement for 2001 and 2002 also covered payroll tax matters for which a provision had previously been established. The settlement resulted in a liability that was less than the amount previously provided for, in part due to the liability being offset by an increase in income tax liability during settlement. As a result, the Company reduced its accrual for payroll taxes exposure during 2006 with a consequential reversal of the related deferred tax asset.

These revisions to the established tax exposure reserves represented a revision to previous reserve estimates, and accordingly, such amounts have been recorded as part of the consolidated statement of income for the Company’s fiscal year

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

ended December 31, 2006 as a change in estimate as follows:

Reduction of accrual for payroll taxes(1)	$(9,041,958)
Increase in interest expense	2,600,608
Increase in other expense(2)	(3,743,032)
Increase in income taxes - current	26,928,920
Increase in income taxes - deferred	3,421,312
$20,165,850

1) Included under cost of revenues

2) Included under other income/expense

The respective annual amounts with respect to the above amount are shown in the table provided below:

2001	2002	2003	2004	2005	Total
$(1,248,987)	$(372,881)	$2,572,523	$10,862,317	$8,352,878	$20,165,850

11.2         During the year ended December 31, 2008, the US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended December 31, 2008 as a change in estimate:

Reduction of accrual for payroll taxes(1)	$(2,769,567)
Reduction in interest expenses(2)	(6,497,329)
Increase in interest expense	560,507
Reduction in other expense(3)	(1,092,687)
Reduction in income taxes - current	(12,496,744)
Increase in income taxes - deferred	4,112,604
$(18,183,216)

1) Included under cost of revenues

2) Included under Interest expense reversed

3) Included under other income/expense

12.          Accrued expenses consist of the following:

As of December 31,	2007	2008
Employee costs	$31,718,079	$32,214,120
Subcontractor accruals	5,553,123	5,502,961
Professional fees payable	2,786,817	2,432,067
Others	15,021,905	16,017,949
	$55,079,924	$56,167,097

13.           Other liabilities

Other liabilities consist of the following:

As of December 31,	2007	2008
Deferred revenue	$4,188,096	$3,387,715
Provision for leave pay obligation	15,440,999	15,975,135
Provision for retirement benefits	9,922,971	9,805,463
Capital expenditure payable	6,715,195	1,596,090
Provision for payroll tax matters	6,481,233	1,520,559
Interest on corporate taxes and other related expenses	8,633,630	2,337,601
Advance from customers	1,237,237	1,335,869
Derivative liabilities	—	38,493,027
Others	7,030,853	7,066,112
	$59,650,214	$81,517,571
Less : Other Current liabilities
Deferred revenue	(4,188,096)	(3,387,715)
Provision for leave encashment	(15,440,999)	(15,975,135)
Provision for retirement benefits	(164,127)	(178,808)
Capital expenditure payable	(6,715,195)	(1,596,090)
Advance from customers	(1,237,237)	(1,335,869)
Derivative liabilities	—	(27,695,752)
Others	(6,541,601)	(6,861,901)
	(34,287,255)	(57,031,270)
Other Liabilities	$25,362,959	$24,486,301

14.          Leases

14.1

Patni acquires certain vehicles under capital lease for a non-cancelable period of 4 years. The gross amount recorded in property, plant and equipment for such capital leases and the related accumulated depreciation amounted to US$ 1,375,858 and US$ 757,413 as at December 31, 2007 and US$ 896,255 and US$ 539,392 as at December 31, 2008 respectively. The depreciation expense in respect of these assets aggregated US$ 264,623, US$ 347,542 and US$ 326,267 for the years ended December 31, 2006, 2007 and 2008, respectively.

14.2

Patni USA has operating lease agreements, primarily for leasing office space, that expire over the next 1-6 years. These leases generally require Patni USA to pay certain executory costs such as taxes, maintenance and insurance. Patni UK has operating lease agreement, for leasing office space, that expire over the next 10 years.

14.3

Patni has operating lease agreements, primarily for leasing office and residential premises. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 120 days, after the initial lock-in period, if any. Some leases contain a clause for renewal of the lease agreements. Some leases provide for annual renewal of the lease payments.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

14.4         Patni Telecom and its subsidiaries have operating leases for office space that expire over the next 1-3 years. These agreements provide for cancellation by either party with a notice period ranging from 30 days to 180 days, after the initial lock-in period, if any.

14.5         Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future capital lease payments as of December 31, 2008 are as follows:

	Capital	Operating
	leases	leases
2009	$193,394	$9,896,762
2010	118,666	6,627,546
2011	69,558	3,587,956
2012	9,816	1,736,155
beyond 2012	—	4,606,885
Total minimum lease payments	$391,434	$26,455,304
Less: Amount representing interest	(31,479)
Present value of net minimum capital lease payments	359,955
Less: Current installments of obligations under capital leases	(175,741)
Obligations under capital leases, excluding current installments	$184,214

14.6         Rental expense for all operating leases for the years ended December 31, 2006, 2007 and 2008 was US$ 12,510,436, US$ 14,291,084 and US$ 14,777,332 respectively.

15.          Derivatives financial instruments

15.1         The Company frequently enters into foreign currency forward and option contracts to hedge inter company and end customer receivables, both anticipated and firm commitments. These contracts are entered to mitigate foreign currency risk caused by changes in exchange rates and are used to hedge these inter company and end customer receivables. At December 31, 2008, the Company’s foreign currency contracts mature within one to fifty three months.

Since there is a direct relationship between the forward contracts and the currency denomination of the underlying transaction, the forward contracts are highly effective in hedging the cash flows of the Company’s inter company and end customer receivables. These forward contracts also meet the criteria for cash flow hedge accounting treatment and, accordingly, part of revaluation gains or losses on these forward contracts are included in other comprehensive income (loss) and are recognized in the consolidated statement of income based on occurrence of the underlying transaction.

For forward contracts designated as a cash flow hedge, the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices and accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward or futures price would be excluded from assessment of hedge effectiveness and recognised in consolidated statements of income together with any ineffective portion of the hedge.

For range forward contracts and contracts maturing beyond 18 month period and designated against forecasted transactions, the hedge effectiveness is assessed based on overall changes in fair value, and the revaluation gains and losses are recognised in Other Comprehensive Income, being effective hedges. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

At December 31, 2008, the Company had US$ 30,012,023 of net losses related to cash flow hedges included in Accumulated Other Comprehensive Income. At December 31, 2008 US$ 21,416,746 of these losses on derivative instruments accumulated in Other Comprehensive Income are expected to be reclassified to earnings during the next 12 months. There were no cash flow hedges which were discontinued during the year because of non-occurrence of forecasted transaction.

15.2         The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	Currency	2007	2008
Forward contracts, sell	USD	$165,170,000	$285,436,000
Forward contracts, sell	JPY	JPY 481,580,000	JPY400,000,000
Forward contracts, sell	AUD	—	AUD1,000,000
Forward contracts, sell	GBP	—	£1,500,000
Forward contracts, sell	EURO	£4,000,000	—
Foreign currency written options, sell	GBP	—	£900,000
Foreign currency written options, sell	EURO	£5,000,000	1,600,000
Foreign currency written options, sell	JPY	—	150,000,000
Foreign currency purchased options, sell	USD	$81,500,000	$27,000,000
Foreign currency written options, net sell	USD	$2,500,000	$21,000,000
Foreign currency purchased options, net sell	USD	—	$61,250,000

16.          Shareholders’ equity

Common shares

16.1         The Company has only one class of equity shares. For all matters submitted to vote in the shareholders’ meeting, every holder of equity shares (except holders of American Depository Shares - ADSs), as reflected in the records of the Company shall have one vote in respect of each share held. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company after such discharge shall be distributed to the holders of equity shares in proportion to the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

number of shares held by them.

16.2         In December 2005, pursuant to an Initial Public Offering of American Depository Shares, the Company issued 6,156,250 ADSs (12,312,500 common shares) for a net proceeds of US$ 117,021,852 (after adjusting for direct expenses relating to ADSs of US$ 8,196,274). The common shares represented by the ADSs are similar to other common shares except for voting rights. Under the depository agreement, the depository of ADSs shall vote as directed by the Board of Directors of the Company.

16.3         In February 2008, the Board of Directors of the Company approved a proposal to repurchase fully paid equity shares upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000,000. The buyback proposal had been approved in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Indian Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements were made on April 2, 2008.

The Company commenced the repurchase of shares on July 10, 2008. Subsequent to the share repurchase, such shares are required to be extinguished as per the requirements of Section 77A of the Companies Act, 1956.

16.4         During the year ended December 31, 2008, the Company repurchased a total of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of Rs. 2,370,000,000 (US$ 53,062,342) being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares.

16.5         Retained earnings includes profits aggregating Rs. 21,914,164 (US$ 449,521) set aside as Capital Redemption Reserve as required by the Indian Companies Act, 1956 pursuant to the repurchase which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

16.6         Retained earnings as of December 31, 2007 and 2008 include profits aggregating US$ 5,221,083 and US$ 7,949,095, respectively which are not distributable as dividends under Indian Companies Act, 1956 (Companies Act).

Retained earnings and dividends

16.7         The ability of Patni to declare and pay dividend under the Companies Act, is determined by its distributable profits as shown by its statutory accounts prepared in accordance with Indian GAAP. When Patni wishes to declare dividends, it is required as per the Companies Act, to transfer upto 10% of its net income (after the deduction of any accumulated deficit) computed in accordance with Companies Act to a general reserve before a dividend can be declared. Also, Indian law on foreign exchange governs the remittance of dividends outside India.

16.8         At December 31, 2007 the currency translation adjustment gain included in other comprehensive income amounted to US$ 69,189,515. At December 31, 2008 the currency translation adjustment loss included in other comprehensive income amounted to US$ 50,737,505.

17.           Employee stock compensation plans

17.1         On June 30 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorized to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner over four years with 25% of the options vesting at the end of each year and expire at the end of 5 years from the date of vesting. A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares) to the employees of the Company as well as its subsidiaries and hence “Patni ESOP 2003- Revised 2006” came into force with effect from June 21, 2006.

The Company issued 200,000 Performance Linked options in May 2006 to certain Senior Management Personnel under the “Patni ESOP 2003-Revised 2006” Plan wherein vesting of options is dependent on achieving certain performance targets. Vesting is triggered on achievement of the targets, but no lesser than 12 months after grant of options. As at December 31, 2007, 70,000 out of such options vested. Compensation cost is recognised on a cumulative catch up basis based on the assessment of probability of performance criteria being achieved.

On April 29, 2008, the Board of Directors of the Company approved the proposal to modify the option terms of “Patni ESOP 2003- Revised 2006” plan by reducing the number of options granted as well as the exercise price to Rs. 2 per share. This proposal required the approval of the shareholders through a special resolution in the Annual General Meeting of the Company. Shareholders approved the modification at the Annual General Meeting held on June 26, 2008 enabling the management to modify the terms of “Patni ESOP 2003-Revised 2006 plan”. The modification was deferred initially to comply with the Indian stock exchange regulations which prohibited such modifications during the time when a share buy-back offer was in effect. The plan to modify the terms was eventually scrapped due to prevailing market conditions.

17.2         The weighted average grant date fair values of options granted during the year ended December 31, 2007 was US$ 3.58 for equity linked options and US$ 4.39 for ADR linked options. The weighted average grant date fair values of options granted during the year ended December 31, 2008 was US$ 2.29 for equity linked options and US$ 6.51 for ADR linked options.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

17.3         Stock options activity under the plan is as follows:

	Year ended December 31, 2007
			Weighted average
	Exercise price	Shares arising	remaining contractual
	(US$)	out of options	life (months)
Outstanding at the beginning of the year	3.16	1,242,966	56
	5.51-7.35	2,420,927	65
	8.37-10.93	2,460,860	81
Granted during the year (including 154,000 ADR linked options)	7.55 -11.18	425,000	90
Forfeited during the year	3.16	(65,075)	—
	5.51 - 7.35	(194,579)	—
	8.71-11.18	(416,363)	—
Exercised during the year	3.16	(594,065)	—
	5.51-7.35	(140,479)	—
	8.71-10.25	(3,442)	—
Outstanding at the end of the year	3.16	583,826	47
	5.51-7.35	2,085,869	53
	7.55 -11.18	2,466,055	71
Exercisable at the end of the year	3.16	583,826	47
	5.51-7.35	1,474,250	46
	8.37-10.93	706,655	53
Vested and expected to vest	3.16	563,871	52
	5.51-7.35	2,055,503	53
	7.55 - 11.18	2,389,906	70

	Year ended December 31, 2008
			Weighted average
	Exercise price	Shares arising	remaining contractual
	(US$)	out of options	life (months)
Outstanding at the beginning of the year	3.16	583,826	47
	5.51-7.35	2,085,869	53
	7.55-11.18	2,466,055	71
Granted during the year (including 152,950 ADR linked options)	0.04	596,000	90
	2.25	350,000	90
	7.55-11.18	962,900	90
Forfeited during the year	3.16	(16,051)	—
	5.51-7.35	(115,593)	—
	7.55-11.18	(569,929)	—
Exercised during the year	3.16	(42,250)	—
Outstanding at the end of the year	0.04	596,000	89
	2.25	350,000	89
	3.16	525,525	35
	5.51-7.35	1,970,276	41
	7.55-11.18	2,859,026	59
Exercisable at the end of the year	3.16	525,525	35
	5.51-7.35	1,885,276	40
	7.55-10.93	1,261,219	37
Vested and expected to vest	0.04	596,000	89
	2.25	350,000	89
	3.16	525,525	35
	5.51-7.35	1,970,276	41
	7.55-11.18	2,819,546	58

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

17.4         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for the equity linked options.

Year ended December 31,	2007	2008
Dividend yield	0.78%	0.68%-1.09%
Weighted average dividend yield	0.78%	0.93%
Expected life	3.5-6.5 years	3.5-6.5 years
Risk free interest rates	8.00% - 8.22%	7.10%-7.37%
Volatility	32.84% - 42.32%	33.01%-39.45%
Weighted Average Volatility	36.68%	37.35%

17.5         The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions for ADR linked options.

Year ended December 31,	2007	2008
Dividend yield	0.65% - 0.79%	0.68%
Weighted average dividend yield	0.76%	0.68%
Expected life	3.5-6.5 years	3.5-6.5years
Risk free interest rates	4.25%-4.75%	3.04%-3.51%
Volatility	34.32% - 44.07%	41.36%-44.76%
Weighted average volatility	39%	43%

17.6         The aggregate intrinsic value of options exercised and fair value of options vested is as follows:

As of December 31,	2006	2007	2008
Intrinsic value of options exercised	$2,420,290	$4,160,153	$119,815
Fair value of options vested	2,534,827	4,850,500	5,267,840

17.7         The intrinsic value of options outstanding, exercisable, vested and expected to vest is as follows:

As of December 31,	2007	2008
Options outstanding	$2,984,374	$1,681,499
Options exercisable	2,885,587	—
Options vested and expected to vest	2,954,874	1,681,499

17.8         The compensation expense recognized as cost of revenues and selling, general and administrative expense is as follows:

As of December 31,	2006	2007	2008
Cost of Revenues	$1,668,108	$1,832,101	$1,526,983
Selling, general and administrative expenses	2,315,963	2,841,180	2,370,227

17.9         The method used to estimate the expected term of the instruments in the option valuation model is the ‘Simplified Method’ as per SAB 107.

17.10       As on December 31, 2008 the total compensation cost related to non-vested awards not yet recognized is US$ 4,169,514 and the weighted average period over which it is expected to be recognized is 25 months.

17.11       Effective April 1, 2007, an amendment has been made to Indian Income Tax Act, 1961 subjecting specified securities allotted or transferred by an employer to its employees to a Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of the option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of securities is recovered by the Company from employees. Thus, it was considered appropriate to use the Binomial valuation model to compute the option value for options granted to employees in India as it produces an estimated fair value based on assumed changes in the prices of a financial instrument over successive periods of time. During the year ended December 31, 2007 the Company had granted 425,000 options (including 154,000 ADR linked options) of which 53,000 options were valued using the Binomial Model.

The fair value of options granted after April 1, 2007 is estimated on the date of grant using the Binomial model with the following assumptions for equity linked options.

Year ended December 31,	2007
Dividend yield	07%-0.8%
Expected life	3.5-6.5 years
Risk free interest rates	7.93% - 8.01%
Volatility	38.2% - 38.3%

18.           Income Tax

18.1         Total income tax for the year ended December 2006, 2007 and 2008 were allocated as follows:

Year ended December 31,	2006	2007	2008
Income from operations	$47,691,763	$21,783,963	$5,203,401
Shareholders’ equity, for
- unrealized holding gain/(loss) on investment securities	1,076,106	(424,845)	(257,690)
- unrealized losses on derivative instruments	—	—	(2,201,998)
- pension	(305,835)	118,638	107,142
- gratuity	(17,820)	(71,454)	88,655
- tax benefit arising on exercise of stock options	317,028	(442,165)	(16,121)
Goodwill and intangible assets	(340,366)	(235,057)	350,310
Total	$48,420,876	$20,729,081	$3,273,698

18.2         Income tax expense attributable to income from continuing operations consists of the following:

Year ended December 31,	2006	2007	2008
Current taxes
Domestic	$1,655,461	$9,186,360	$10,376,924
Foreign	41,691,833	22,727,637	4,042,442
	43,347,294	31,913,997	14,419,366
Deferred taxes
Domestic	(336,467)	(5,731,246)	(9,562,995)
Foreign	4,680,936	(4,398,789)	347,030
	4,344,470	(10,130,035)	(9,215,965)
Total	$47,691,763	$21,783,457	$5,203,401

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

Pre-tax income from domestic and foreign operations is set out below:

Year ended December 31,	2006	2007	2008
Pre-tax income
Domestic	$56,805,563	$94,707,850	$79,526,631
Foreign	50,136,970	41,051,607	27,098,015
Total	$106,942,533	$135,759,457	$106,624,646

18.3         The tax effect of temporary differences that give rise to significant portion of deferred tax assets and liabilities are presented below:

	2007	2008
Deferred tax assets:
Compensated absences, Accrued Incentives, Pension obligations, etc	$12,027,255	$13,007,057
Accounts receivable	673,881	577,542
Deferred revenue	431,829	183,890
Carry forward business and other losses	2,736,959	2,822,999
Payroll taxes and interest on payroll and corporate taxes	5,941,881	2,026,936
ESOP compensation costs	1,451,337	2,095,365
Others	—	107,091
Unrealized loss on derivatives	—	2,201,998
Billings in excess of costs and estimated earnings on uncompleted contracts	—	121,440
Mat Credit Entitlement (1)	7,209,533	12,962,034
Gross deferred assets	30,472,675	36,106,352
Less: Valuation allowance	(934,150)	—
Total deferred tax assets	$29,538,525	$36,106,352
Deferred tax liabilities:
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,512,757)	—
Property, plant and equipment	(2,862,844)	(1,124,579)
Undistributed earnings of US branch	(1,806,178)	(3,517,525)
Unrealised gain on available for sale securities	(1,078,481)	(847,410)
Intangible assets	(3,839,354)	(2,877,255)
Tax deduction available for notional interest deduction	(499,851)	(499,851)
Tax deductible Goodwill	(195,190)	(477,296)
Others	(191,514)	—
Total deferred tax liabilities	(11,986,169)	(9,343,916)
Net Deferred tax assets	$17,552,356	$26,762,436
Classified as
Deferred tax assets
Current	$6,879,161	$9,796,021
Non current	12,479,374	19,825,211
Deferred tax liabilities
Current	—	—
Non current	1,806,178	2,858,796
Net Deferred tax assets	$17,552,356	$26,762,436

(1)   Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A; consequently, the Company have calculated the tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT during fiscal 2006, 2007 and 2008, accordingly, a deferred tax asset of US$ 117,641, US$ 5,710,616 and US$ 7,133,776 has been recognized during fiscal year December 31, 2006, 2007 and 2008 respectively, which can be carried forward for a period of 7 years.

18.4         In assessing the realisability of deferred tax assets, management considers whether it is more likely than not, that some portion, or all, of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences and loss carryforwards are deductible. Management considers the reversal of taxable temporary differences, the projected future taxable income, tax planning strategies and impact of tax exemptions currently available to the company, in making this assessment. Based on the level of expected taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not, the Company will realise the benefits of those deductible differences, net of existing valuation allowances. Taxable income for the years 2006, 2007 and 2008 aggregated US$ 29,143,691, US$ 34,905,541 and US$ 35,969,214 respectively.

The operating loss of the subsidiary in the UK amounting to US$ 2,726,720 can be carried forward for an indefinite period and the operating loss of the subsidiary in the US amounting to US$ 4,605,143 will expire at various dates through December 31, 2028.

18.5         Deferred tax liability in respect of undistributed earnings of Patni’s foreign subsidiaries as of 2006, 2007 and 2008 aggregating US$ 4,688,485, US$ 4,732,486 and US$ 6,111,412 respectively has not been recognised in the financial statements, as such earnings are considered to be indefinitely re-invested. As of December 31, 2008, the undistributed earnings of these subsidiaries were approximately US$ 40,742,743.

18.6         The net change in valuation allowance in the year 2008 is mainly on account of reversal of valuation allowance recognized in prior years for deferred tax asset recorded on business loss carryforwards of Japan operation, aggregating to US$ 501,719.

18.7         The reported income tax expense attributable to income from continuing operations differed from amounts computed by

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

applying the enacted tax rate to income from continuing operations before income-taxes as a result of the following:

Year ended December 31,	2006	2007	2008
Income before income taxes	$106,942,533	$135,759,457	$106,624,646
Weighted average enacted tax rate in India	33.66%	33.91%	33.99%
Computed expected income tax expense	$35,996,857	$46,032,638	$36,241,717
Effect of:
Income exempt from tax	(29,673,705)	(32,290,707)	(31,274,645)
Changes in valuation allowance	501,719	370,305	(501,719)
Non deductible expenses	5,767,090	792,881	2,837,440
US State taxes, net of federal tax benefit	1,698,868	1,407,693	761,085
Branch taxes	5,928,986	8,162,897	10,393,012
Foreign income taxed at different rates	(12,403)	194,339	921,930
Change in statutory tax rate on deferred taxes	—	(22,301)	—
Profit on sale of investments taxed at other than statutory rate	(571,740)	(2,047,266)	(3,076,104)
Change to prior year tax expense estimates	27,401,735	—	(12,496,744)
Others	654,356	(816,516)	1,397,430
Reported income tax expenses	$47,691,763	$21,783,963	$5,203,401

18.8         A substantial portion of profits of the group’s India operations is exempt from Indian income tax, being profit from undertakings situated at Software Technology Parks. Under the tax holiday, the tax payer can utilize exemption of profits from income taxes for a period of ten consecutive years. The Company has opted for this exemption for undertakings situated in Software Technology Parks and these exemptions expire on various dates between years 2005 and 2010. The aggregate effect on net income of the tax holiday and export incentive scheme were US$ 25,304,980, US$ 28,931,047 and US$ 27,312,225 for 2006, 2007 and 2008 respectively. Further, the per share effect of this exemption on net income was US$ 0.18, US$ 0.20 and US$ 0.20 for 2006, 2007 and 2008 respectively.

18.9         The Company and some of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2005 and 2006 in the last quarter of 2008.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the adoption of Interpretation 48, the Company recognized no increase/decrease in the tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	49,333,633
Additions based on tax positions related to the current year	9,076,827
Additions for tax positions of prior years	6,251,572
Reductions for tax positions of prior years	(19,049,718)
(Settlements)/Refund	1,211,383
Exchange Difference	(952,128)
Balance at December 31, 2008	45,871,569

During the year ended December 31, 2008, the Company recognized (US$ 5,448,920) in interest and penalties mainly on account of credit of US$ 7,590,016 arising on account of settlement with IRS for years 2003 and 2004 for Patni Inc and for the years ended March 2003, 2004 and 2005 for US Branch. As of December 31, 2008, the Company has US$ 3,815,375 as accrued interest and penalties related to uncertain tax positions.

The Company conducts its business globally, and, as a result, the Company and some of its subsidiaries file income tax returns in India, the U.S., and various foreign jurisdictions. The tax years ended March 31, 2000 to March 31, 2008 remain open to examination by the Indian tax authorities. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2005. The Internal Revenue Service (IRS) commenced an examination of the Company’s U.S. income tax returns for 2005 and 2006 in December 2008. The Company does not anticipate that total unrecognized tax benefits will change significantly due to the settlement of audits or the expiration of statute of limitations prior to December 31, 2009.

As of December 31, 2008, the Company had US$ 42,696,468 of net unrecognized tax benefits arising out of tax positions which would affect the effective tax rate if recognized.

19            Retirement benefits to employees

Gratuity benefits

19.1         In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

19.2         Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the trust and comprise of approved debt and other securities and deposits with banks.

19.3         With regard to Patni India and Patni Telecom India’s (formerly known as Cymbal Information Services Pvt. Ltd.) Gratuity Plan, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheets. Measurement dates used to measure fair value of plan assets and benefit obligation is December 31.

At December 31,	2007	2008
Change in benefit obligation
Projected benefit obligation (“PBO”) at January 1,	$4,482,982	$6,308,260
Service cost	1,091,201	1,094,495
Interest cost	401,351	552,411
Translation loss/(gain)	621,133	(1,382,756)
Actuarial loss	493,318	(678,102)
Benefits paid	(781,725)	(582,006)
PBO at December 31,	6,308,260	5,312,302
Fair value of plan assets as at January 1,	5,308,811	5,798,553
Actual return on plan assets	322,368	468,515
Employer contributions	253,798	3,037
Benefits paid	(781,725)	(582,005)
Translation gain/(loss)	695,302	(1,110,944)
Plan assets as at December 31,	5,798,553	4,577,156
Funded status	(519,063)	(735,146)
Accumulated benefit obligation	4,309,009	4,132,787
Amounts recognized in the consolidated balance sheets consists of:
Prepaid benefit cost (included in ‘other assets’)
Provision for Gratuity (included in ‘other current liabilities’)	10,714	25,395
Provision for Gratuity (included in ‘other liabilities’)	508,349	709,751
	$519,063	$735,146

19.4         Key weighted average assumptions used to determine the benefit obligation were as follows:

	2007	2008
Discount rate	9.00%	9.00%

For the actuarial valuation at December 31, 2008 compensation levels have been assumed to increase at 8% per annum for the first three years, and 7% per annum thereafter. For the actuarial valuation at December 31, 2007 compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

The expected rate of return on assets in future is considered to be 7.5%. This is based on the expectation of the average long-term rate of return to prevail over the next 15 to 20 years on the type of investments prescribed as per the statutory pattern of investments.

19.5         The composition of plan assets is detailed below:

As of December 31,	2007	%	2008	%
Central Government Securities	$156,134	3%	$126,000	3%
Investment in Government Securities based funds	5,255,917	90%	3,364,745	73%
Public Sector/Financial Institutions/Bank bonds	386,502	7%	1,086,411	24%
Total	$5,798,553	100	$4,577,156	100

19.6         Net periodic gratuity cost included the following components:

As of December 31,	2006	2007	2008
Service cost	$982,652	$1,091,201	$1,094,495
Interest cost	329,613	401,351	552,411
Expected return on assets	(378,065)	(416,245)	(365,565)
Amortization	41,284	(920)	137,128
Net gratuity cost	$975,484	$1,075,387	$1,418,469

19.7         Key weighted average assumptions used to determine the net periodic gratuity cost were as follows:

	2006	2007	2008
Discount rate	8.00%	8.85%	9.00%
Expected return on assets	7.50%	7.50%	7.50%

For the actuarial valuation at December 31, 2008, 2007 and 2006, compensation levels have been assumed to increase at 15% per annum for the first year, 12.5% per annum for the next 3 years and 7% per annum thereafter.

19.8         Patni’s expected contribution to gratuity fund for the calendar year 2009 is US$ 1,051,036. The expected benefit payments for next ten years are as follows:

Expected benefit payments
2009	$1,419,323
2010	$1,366,051
2011	$1,452,000
2012	$1,554,344
2013	$1,549,477
2014 - 2018	$5,104,205

Pension benefits

19.9         Founder directors of Patni India and Executive director in employment with Patni USA are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty five in respect of Founder directors of Patni India and seventy one in respect of Executive director in employment with Patni USA, and is payable to the directors or the surviving spouse. The liabilities for these pension plans are actuarially

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

determined and periodically recognized. These plans are not funded.

19.10       With regard to Patni India pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet. Measurement dates used to measure benefit obligation is December 31 for each fiscal year.

At December 31,	2007	2008
Change in benefit obligation
PBO at January 1,	$1,909,302	$2,310,023
Service cost	71,175	—
Interest cost	181,987	181,491
Translation loss/(gain)	245,816	(446,918)
Actuarial loss/(gain)	(61,101)	18,133
Benefits paid	(37,156)	(140,042)
PBO at December 31,	2,310,023	1,922,687
Funded status	(2,310,023)	(1,922,687)
Accumulated benefit obligation	2,310,023	1,922,687

19.11       Key weighted average assumptions used to determine benefit obligation for Patni India pension plan were as follows:

Year ended December 31,	2007	2008
Discount rate	9.00%	9.00%
Increase in compensation levels	0%	0%

19.12       Net periodic pension cost of Patni India pension plan included the following components:

Year ended December 31,	2006	2007	2008
Service cost	$66,718	$71,175	—
Interest cost	148,860	181,987	181,491
Amortization	—	—	—
Net pension cost	$215,578	$253,162	$181,491

19.13       Key weighted average assumptions used to determine net periodic pension cost for the Patni India pension plan were as follows:

Year ended December 31,	2006	2007	2008
Discount rate	8%	8.85%	9.00%
Rate of compensation increase	10%	10%	0%

19.14       Patni’s expected contribution for the calendar year 2009 is US$ 125,374. The expected benefit payments for next ten years are as follows:

2009	$125,374
2010	$125,374
2011	$125,374
2012	$125,374
2013	$125,374
2014 – 2018	$940,308

19.15       With regard to Patni USA pension plan, the following table sets forth the plan’s funded status and amounts recognised in the Company’s consolidated balance sheet. Measurement dates used to make up benefit obligation is December 31 for each fiscal year.

As at December 31,	2007	2008
Change in benefit obligation
PBO at January 1,	$6,071,754	$7,093,885
Service cost	191,148	200,000
Interest cost	327,036	318,000
Translation loss/(gain)	774,259	—
Actuarial loss/ (Gain)	(270,312)	(338,885)
PBO at December 31,	7,093,885	7,273,000
Funded status	(7,093,885)	(7,273,000)
Accumulated benefit obligation	$4,004,314	$4,516,000

19.16       Key weighted average assumptions used to determine benefit obligation for Patni USA pension plan were as follows:

Year ended December 31,	2007	2008
Discount rate	4.50%	4.50%
Increase in compensation levels	10%	10%

19.17       Net periodic pension cost of Patni USA pension plan included the following components:

Year ended December 31,	2006	2007	2008
Service cost	$171,332	$191,148	$200,000
Interest cost	284,566	327,036	318,000
Amortization	196,139	44,169	—
Net pension cost	$652,037	$562,353	$518,000

19.18       Key weighted average assumptions used to determine net periodic pension cost for the Patni USA pension plan were as follows:

Year ended December 31,	2006	2007	2008
Discount rate	5.0% per annum	5% per annum	4.5% per annum
Rate of compensation increase	10% per annum	10% per annum	10% per annum

19.19       Net periodic amount included in Other Comprehensive Income consisted of actuarial (gain)/Loss. Amount recognised in net periodic employee benefit costs from Other Comprehensive Income in the current year amount to US$ 132,524, expected amortisation out of Other Comprehensive Income in 2009 is US$ Nil. At December 31, 2007 and 2008, US$ 1,266,956 and US$ 63,962 respectively of actuarial loss included in other comprehensive income which will be recognised in latter years as part of net periodic benefit cost.

Provident fund

19.20       All employees of Patni India and Patni Telecom India receive provident fund benefits through a defined contribution plan in which both the employee and employer make monthly contributions to the plan at 12% each of the covered employee’s defined portion of salary. The Company has no

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

further obligations under the plan beyond monthly contribution. Patni contributes to the Provident Fund Plan maintained by the Government of India.

19.21       Patni contributed US$ 3,895,116, US$ 4,145,932 and US$ 4,251,292 to the Provident Fund Plan in 2006, 2007 and 2008 respectively.

20            Segment Information

20.1         SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for the way enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

20.2         Industry segments of the Company comprise financial services, insurance services, manufacturing companies, communications media and entertainment, technology services (comprising independent software vendors and product engineering) and others such as energy and utilities, retail, logistics and transportation. The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant & equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant & equipment and their services are used interchangeably between segments.

20.3         Until December 31, 2006, the Company reported Product Engineering Services (PES) and Independent Software Vendors (ISV) as separate industry segments. The PES business is primarily related to embedded technology services for products and the ISV unit provided the user interface for these products. Both these segments form part of technology services. Effective January 1, 2007, the Company has integrated these two business segments with the primary focus on the following synergies (i) demand for providing end-to-end solutions from product engineering clients. (ii) leveraging the domain skills and platform skills to provide end-to-end solutions. Segment data for 2006 have been reclassified to conform to current period presentation.

20.4         Patni’s geographic segmentation is based on location of customers and comprises United States of America (‘USA’), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorized based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorization of customer related assets and liabilities in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

20.5         Substantial portion of Patni’s long lived assets are located in India.

20.6         Based on the economic characteristics of the telecommunication business segment the company has renamed the segment as communications, media and entertainment.

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.7         Industry segments

(Amount in US$)

Particulars	Financial Services	Insurance	Manufacturing	Communication Media & Entertainment	Product Engineering	Others	Total
	December 31, 2006
Revenues	88,360,525	134,513,555	125,395,979	109,204,432	82,457,792	38,918,599	578,850,882
Accounts receivables, net	16,469,861	21,301,154	26,507,789	22,694,977	16,927,759	11,716,964	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(207,662)	(211,665)	(727,686)	(489,852)	(818,284)	(869,432)	(3,324,581)
Advance from customers	(4,833)	(18,172)	(121,713)	—	(38,721)	(2,529)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,425,124	1,017,735	4,756,834	10,414,219	2,445,959	1,774,474	22,834,345
	December 31, 2007
Revenues	93,725,976	156,608,255	157,413,791	89,387,331	111,063,050	54,713,266	662,911,669
Accounts receivables, net	17,458,013	27,515,894	35,482,616	19,919,098	21,762,194	14,233,868	136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(322,417)	(337,306)	(1,429,386)	(418,269)	(772,703)	(275,163)	(3,555,245)
Advance from customers	(189,649)	(400,875)	(135,283)	(82,437)	(288,354)	(140,638)	(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	3,644,377	1,907,851	9,243,504	7,945,259	6,217,741	3,458,660	32,417,391
	December 31, 2008
Revenues	91,673,353	177,274,553	180,460,749	90,244,846	112,806,537	66,424,065	718,884,103
Accounts receivables, net	13,790,442	25,124,852	28,986,411	16,314,653	15,696,213	11,901,173	111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,043,777)	(223,984)	(1,901,632)	(367,631)	(1,692,082)	(771,277)	(6,000,383)
Advance from customers	(85,646)	(50,311)	(351,117)	(40,794)	(639,133)	(168,868)	(1,335,869)
Cost and estimated earnings in excess of billings on uncompleted contracts	2,734,036	2,162,504	6,152,872	9,881,320	4,528,019	5,204,616	30,663,367

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

20.8         Geographic segments

(Amount in US$)

Particulars	USA	Europe	Japan	India	Others	Total
	December 31, 2006
Revenues	467,907,248	67,281,267	21,827,569	2,367,695	19,467,103	578,850,882
Accounts receivables, net	84,143,450	24,949,728	3,441,415	1,562,956	1,520,955	115,618,504
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,658,212)	(914,024)	(675,485)	(60,767)	(16,093)	(3,324,581)
Advance from customers	(132,511)	(20,580)	(3,367)	(3,356)	(26,154)	(185,968)
Cost and estimated earnings in excess of billings on uncompleted contracts	11,488,904	8,518,364	1,348,568	172,637	1,305,872	22,834,345
	December 31, 2007
Revenues	516,438,299	97,712,926	20,044,614	5,376,202	23,339,629	662,911,669
Accounts receivables, net	100,096,293	28,257,749	2,915,162	1,245,098	3,857,380	136,371,683
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,833,086)	(624,628)	(839,150)	(172,146)	(86,233)	(3,555,245)
Advance from customers	(1,054,657)	(98,860)	(73,768)	(9,952)	—	(1,237,237)
Cost and estimated earnings in excess of billings on uncompleted contracts	19,824,710	8,047,805	1,894,379	268,574	2,381,923	32,417,391
	December 31, 2008
Revenues	545,440,929	112,640,874	25,039,034	6,426,537	29,336,729	718,884,103
Accounts receivables, net	84,479,242	18,910,013	3,289,297	1,962,387	3,172,804	111,813,743
Billings in excess of cost and estimated earnings on uncompleted contracts	(3,122,673)	(186,880)	(1,528,806)	(55,839)	(1,106,185)	(6,000,383)
Advance from customers	(687,186)	(71,776)	(507,529)	(8,242)	(61,136)	(1,335,869)
Cost and estimated earnings in excess of billings on uncompleted contracts	14,773,659	11,387,849	1,144,701	858,273	2,498,885	30,663,367

20.9         One customer accounted for 15%, 12% and 11% of the total revenues for the year ended December 31, 2006, 2007 and 2008, respectively. Net receivables from this customer as at December 31, 2007 and 2008, amounted to 9% and 8% of the total net receivables, respectively. The revenues from this customer were across all the industry segments of the Company. Another customer in the Insurance industry segment accounted for 10%, 9% and 10% of the total revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Net receivables for this customer as at December 31, 2007 and 2008, amounted to 6% and 6% of the total net receivables respectively.

21            Foreign exchange (gain)/loss

Aggregate foreign exchange (gain)/loss for the years ended December 31, 2006, 2007 and 2008 amounted to US$ 3,456,706, (US$23,350,920) and US$ 18,358,897 respectively. Foreign exchange loss amounting to US$ 708,780, US$ Nil and US$ Nil for the years ended December 31, 2006, 2007 and 2008 respectively, have been included in “Other (expense)/income, net” in the consolidated statements of income.

22            Earnings per share

A reconciliation of the common shares used in the computation of basic and diluted earnings per share is set out below:

Year ended December 31,	2006	2007	2008
Common shares
Weighted average number of shares outstanding	137,957,477	138,660,785	135,590,677
Effect of dilutive equivalent shares-stock options outstanding	947,383	909,148	169,745
Weighted average number of equity shares and dilutive equivalent shares outstanding	138,904,860	139,569,933	135,760,422

Options to purchase 2,630,860, 1,992,055 and 5,704,527 equity shares were outstanding during the year ended December 31, 2006, 2007 and 2008, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

23            Related party transactions

23.1         Patni enters into various transactions with related parties, such

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

as PCS Technology Ltd. (‘PCSTL’), formerly known as PCS Industries Ltd., PCS International Ltd., PCS Cullinet, PCS Finance, Ravi and Ashok enterprises, Ashoka Computers - all affiliates, directors of Patni and their relatives. Such transactions were consummated on terms equivalent to those that prevailed in arm’s-length transactions.

The Company’s executive directors, Mr. G.K. Patni and Mr. A.K. Patni, under contract of employment until October 22, 2010, ceased to be executive directors effective October 1, 2007 but will continue as directors on the Board. Termination benefit payments as provided in the contract of employment are in compliance with the Indian Companies Act and amounted to US$ 2,220,139, which have been recorded as selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2007.

Further, an amount of US$ 141,076 and US$ 457,436 has been recorded as commissions for these two directors (included in selling, general and administrative expenses) for the year ended December 31, 2007 and 2008 respectively.

Expenses

23.2         Patni has taken certain residential properties under operating leases from certain affiliates and the Patni family. The rentals and other incidental charges incurred were US$ 127,748, US$ 93,725 and US$ 82,036 for the years ended December 31, 2006, 2007 and 2008, respectively. Amounts payable with respect to these obligations as at December 31, 2007 and 2008 were US$ 13,799 and US$ 24,909 respectively. Outstanding security deposits under the operating leases placed by Patni with affiliates and the Patni family at December 31, 2007 and December 31, 2008 were US$ 120,478 and US$ 35,857 respectively.

Due from employees

23.3         Patni grants personal loans to eligible employees, either for housing or personal purposes and advances to meet initial conveyance and living expenses while on travel. Personal loans include loans for vehicle purchase and other individual employee needs. Such loans and advances are repayable in equal installments over periods ranging from 1—60 months. Interest on these loans and advances is charged at 0-9%. Loans outstanding at December 31, 2007 and 2008 were US$ 620,271 and US$ 450,472 respectively.

23.4         Patni USA, Patni UK, Patni GmbH, Patni Telecom and its subsidiaries grant personal loans to employees as well as advances to meet initial conveyance and living expenses while on travel. Such loans and advances are repayable over a period of 6 months. Interest charged on these loans and advances ranged from 0% to 10%. Balance outstanding of such loans and advances at December 31, 2007 and 2008 were US$ 2,736,703 and US$ 1,195,683 respectively.

Employees execute promissory notes for the amount advanced along with a guarantor’s agreement as collateral. In the case of long term housing loan, the original house deed is sought to be deposited with the Company as collateral, in addition to the guarantor’s agreement.

24            Line of Credit

The Company has an overall Line of Credit of Rs. 610,000,000 (US$ 15,478,305) and Rs. 610,000,000 (US$ 12,512,821) as of December 31, 2007 and 2008, respectively, from its bankers for various requirements such as pre and post shipment loan, Export Bill Discounting, Overdrafts, Working capital demand loan, Financial Guarantees, Guarantees - Bid Bond / Performance, etc. These facilities bear interest as negotiated with the bank from time to time. The facilities are secured by accounts receivables of the Company. Patni Inc and Patni Telecom have a line of credit of US$ 2,000,000 as of December 31, 2007 and 2008, each for meeting the working capital requirements bearing interest at Bank Prime rate less 1%. There was no outstanding balances under this facility as of December 31, 2007 and December 31, 2008. In addition Patni Inc has a facility for issuance of Letters of credit to the extent of US$ 500,000 as of December 31, 2007 and 2008, respectively.

25            Commitments and Contingencies

25.1         The Company is obligated under a number of contracts relating to capital expenditure. Estimated amounts remaining to be executed on such contracts (net of advances), aggregated US$ 33,395,547 and US$ 50,108,878 at December 31, 2007 and 2008 respectively.

25.2         Guarantees given by a bank on behalf of Patni amounted US$ 3,857,802 and US$ 1,319,911 as at December 31, 2007 and 2008, respectively and letter of credit issued by bank was US$ 1,472,183 and US$ Nil as at December 31, 2007 and 2008 respectively.

25.3         In December 2006, the Company received a demand notice from the Indian Income Tax department for approximately Rs. 630.17 million, including an interest demand of approximately Rs. 186.85 million (US$ 12,926,489 including an interest demand of approximately US$ 3,827,266) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfilment of certain conditions. One of the

PATNI COMPUTER SYSTEMS LIMITED AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements (Contd.)

conditions is that the unit should not have been formed by the splitting up of an existing business.

The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company deposited a sum of Rs. 310.28 million (US$ 7,212,464). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management considered that the disallowance was not tenable and, therefore was confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand was considered necessary.

Subsequently, in February 2008, the Company received an order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03 as explained above.

In December 2007, the Company received another demand, for Rs. 261.70 million including an interest demand of approximately Rs. 139.88 million (US$ 5,368,267 including an interest demand of approximately US$ 2,869,279) for the assessment year 2002-03. The new demand related to the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand was considered as not tenable against the Company and the Company filed an appeal with the appellate authority.

Subsequently, in March 2008, the Company received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs. 261.70 million (US$ 6,083,288) along with interest has also been received as refund.

The Indian Income tax department has appealed against the CIT (Appeal’s) order in respect of assessment year 2002-03 and 2004-05 in the tribunal.

In December 2008 the Company received a Demand of approximately Rs. 458.66 million for the Assessment Year 2003-04 including an interest demand of Rs. 258.64 million (US$ 9,408,512 including an interest demand of approximately US$ 5,305,521) and another Demand in January 2009 of approximately Rs. 1,131.76 million for the Assessment Year 2005-06 including an interest demand of approximately Rs. 421.97 million (US$ 23,215,659 including an interest demand of approximately US$ 8,655,847). These new demands concerns the same issue of disallowance of tax benefits under Section 10A. The Company has filed an Appeal and will also file a Stay of Demand shortly. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

26            Fair value of financial instruments

The fair value of Patni’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of capital lease obligations has been estimated by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements. The fair value and carrying value of capital lease obligations is set out below:

Capital lease obligations	Fair Value	Carrying value
At December 31, 2007	$578,708	$603,557
At December 31, 2008	351,650	359,955

Risk Management

“To sustain and grow in global market means tussle with the uncertainty and more the uncertainty, higher the risk”

The risk management function is integral to the Company and its objectives include ensuring that critical risks are identified continuously, monitored and managed effectively in order to protect the Company’s businesses.

Framework

Patni has adopted an integrated risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The audit committee of the board monitors the risk management framework to provide direction to the management. The framework is designed to identify and assess risks at the operational as well as entity level. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business risks

Being the driver of the Company’s strategy, the top management is well acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Therefore, top management plays a significant role in addressing business risks. These risks can be classified as follows:

Concentration of Service Offerings

We derive a significant proportion of our revenues from Insurance Manufacturing, Financial Services and Telecom Verticals. A breakdown of the industries is as follows:

Year 2006

Year 2007

Year 2008

The Company has demonstrated strong domain knowledge, a large scalable operation and a full services capability from multiple service lines including application development and maintenance, enterprise application systems, infrastructure management services, product engineering services and business process outsourcing. The Company endeavors to enhance its portfolio of industry segments and service offerings.

Client Concentration

A significant proportion of the Company’s revenues are derived from a small number of customers, of which GE is the largest. While maintaining a strong relationship with GE, the Company has made continuous efforts to obtain larger business from other customers .In 2008, GE revenues were less than the previous year’s levels, while the revenues from all our other clients grew by 10.0 per cent. Revenues from clients outside the top 10 grew by 10.3 per cent in 2008 as compared to 2007. Thereby, the share of business from GE has been showing a decreasing trend in the past three years.

Country Concentration

Patni primarily derives its revenues from the U.S geography. With slowdown in the recent trend of economic recovery in the U.S., technology spending by clients maybe reduced or postponed. This may negatively impact the Company’s business by lowering the demand for its services. The Company therefore continues to focus on market expansion in Europe, Japan, Asia-Pacific excluding Japan and other regions. To achieve this, the Company has enhanced its sales teams and opened new offices in many of the mentioned regions Our U.S. based revenues grew by 5.6 per cent whereas revenues from other regions grew by 18.4 per cent in 2008. Revenue from Asia-Pacific excluding Japan grew by 35.1% in 2008 as compared to 2007.

The following is the geography-wise break-up of revenues:

Year 2006

Year 2007

Year 2008

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competitive pressure from Indian IT services companies, multinational IT services companies, in-house IT departments, consulting firms, other countries such as China and Philippines and intermediaries. The Company has expanded its business in recent years through development, enhancement and acquisition of new service offerings and industry expertise and broadening of geographic presence. Patni strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions.

The Product and Technology Initiatives (PTI) group and the Delivery Innovation group have been established to provide the Company with opportunities to sharpen its solution and technology edge. The PTI group is focused on applied research and development initiatives. It is also responsible for identifying new opportunities and developing solutions to address these opportunities. The group regularly tracks new technologies and market trends to identify such offerings. Focus groups set up in PTI act as “Seeds for Centers of Excellence” in a particular technology or market, through these initiatives. The PTI group has also established systems that encourage all employees to participate in idea generation, evaluation and development of products or solutions.

The Delivery Innovation group is focused on operational excellence and serving customers in the most efficient manner. This group’s activities include developing and refining methodologies, tools and techniques, implementing metrics, improving estimation processes and adopting new technologies.

Business Models and Structure

Patni offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. All fixed price contracts are monitored closely to ensure that all contractual obligations and project deadlines are met and to mitigate the delivery risk. Patni has a dedicated enterprise risk management team that focuses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects. The Company faces potential risks arising out of political instability, changes in the currently favorable policies of the government towards the software sector, etc. The Indian government has recognized the global competitiveness of the Indian software industry and continues to adopt progressive policies to encourage sustainable growth of the industry.

Accounts Receivable

The Company’s receivables position, measured in terms of days’ sales outstanding, is about 58 days. The Company primarily has Fortune 1000 customers and hence carries low credit risks. In case of non Fortune 1000 customers, the Company undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers. The Company has suitably streamlined its processes to develop a more focused and aggressive receivables management system to ensure timely collections.

Existence and adequacy of internal controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has a Corporate Risk Management team that focuses on internal controls and internal audits, besides engaging independent audit firms as internal auditors. The Audit Committee approves Annual Internal Audit Plan and periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations. The auditors also conduct follow up reviews to report on the efficacy of the implementation process.

Risks emerging from nature of financial operations

Foreign Exchange Fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the Forex policy framed by the Audit Committee in this regard.

Liquidity Management

The Company’s cash reserves and liquid assets are managed through efficient treasury operations. Patni is a nearly zero-debt Company except for a small exposure towards car leases. Its investment policy is driven by the objectives of i) ensuring adequate liquidity to meet any business exigency and ii) safety of its investments. Accordingly, the investible surpluses are deployed in debt mutual funds such as cash / liquid / liquid plus or short term debt funds. The company also invests in fixed maturity plans of various tenors. The investments are governed by various prudential norms in order to mitigate risk and are made in accordance with the Investment policy framed by the Audit Committee in this regard.

Legal and regulatory risks

Conformity with Local Laws and Regulation

The Company has transnational operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the US and is listed on the New York Stock Exchange in December 2005. The company is exposed to regulatory requirements in the US. The Company is suitably represented by competent legal firms at different locations where it has its operations. These firms advise the Company on various requirements.

Directors and Officers Liability

Directors’ and Officers’ (D&O) liabilities are risks arising out of their commitments, statements and decisions which may result in legal liability to any third party. The Company has appropriately and sufficiently insured itself to mitigate such risks. In addition, there are internal policies, procedures and communications that guide the officers to act with proper diligence.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained. These insurance covers protect the Company from financial risks emanating from nonperformance of contractual obligations.

Taxation

The Company has trans-national operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent legal firms in such geographies where it has its operations. These firms advise the Company on various legal requirements. The Company takes a proactive approach and engages experts and consultants before the operations are setup, so as to be compliant from initial stages itself.

Fixed asset and employee insurance

The fixed assets and facilities of the Company are comprehensively covered under suitable insurance policies. The Company has taken mediclaim cover for employees and their dependants. The Company also covers them for personal accident, permanent disability and critical illness. In addition, the Company covers the risks associated with medical illnesses for employees traveling abroad on deputation onsite.

Intellectual property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. In addition, the Company ensures that only licensed software is used in all its facilities. Further, the legal cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive environment for employee retention and development

The Company operates in a sector, where human resources are the most critical resources in business. Its human resources division, the resource management team and the business units work closely with each other to ensure timely and effective recruitment to support the growing business needs of the Company. The skills and experience of employees are aligned with the job requirements on a continuous basis to ensure the most productive and efficient allocation of resources. The Company also conducts training programmes to continuously enhance technical and behavioural skills of its employees. The Company encourages functional movements to promote employee development and growth thereby helping the Company in its pursuit of employee retention and improved productivity.

The Company operates in a sector where attrition rates are high. It therefore may face the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. Patni endeavours to attract and retain the best professional talent, by creating a professional work culture, by offering exciting growth opportunities and by exposing employees to new technologies through on-going training programmes. The Company also offers ESOPs to certain employees.

Leadership development and continuity

The Company has a leadership development framework called Leadership Excellence At Patni (LEAP) through which it identifies employees with leadership potential.

Technology obsolescence, business continuity and disaster recovery planning

The Company could face problems with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. Each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US Data Centers, using different routes provided by multiple service providers. Redundancy in data centre and communications room for air-conditioning, UPS, generators, power supply, fiber optic back bone for connecting LAN switches and a 24x7 tracking and monitoring system ensures that standby mechanisms take over immediately whenever any mission critical system breaks down. For mission critical systems and application the Company is using the high end blade and cluster servers with built-in high availability and redundancy. Company has also started deploying Virtualization technology to get advantage of better utilization of IT assets and efficient recovery of servers and applications. The Company’s IT infrastructure is being monitored with the help of state-of-art monitoring applications with automatic notification and escalation mechanism. There is also a 24x7 on-site team operating out of Global Visibility Center (GVC), which provides online support to the Company IT infrastructure. The Company has a very efficient multi tier virus tracking and scanning system to ensure a virus free environment. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has a strong Disaster Recovery and Business Continuity Plan (DR/BCP) for all its operations. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. Mock drills and audits are conducted to ensure the currency of the DR/BCP plans. The logical security of information systems is adequate and it is reviewed regularly since new threats occur every day. The security audit and architecture organization was strengthened with adoption of the ISO27001 standard for information security to further enhance the security processes. Once in a year company carries out independent third party assessment of Security called as Vulnerability Assessment and Penetration Testing or Ethical Hacking. Recommendations and Remediation are implemented on the basis of the impact of the vulnerability. Data backups are taken daily and stored in fireproof safes. Backups are stored at secured remote locations. The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

AMERICAS

Patni Americas, Inc.

One Broadway

Cambridge, MA 02142.

Tel: +1 617-914-8000

Fax: +1 617-914-8200

E-mail: patni-usa@patni.com

Patni Americas, Inc.

11260 Chester Road, Suite # 600

Spectrum Office Tower

Cincinnati, OH 45246.

Tel: +1 513-772-2072

Fax: +1 513-772-5082

E-mail: patni-usa@patni.com

Patni Americas, Inc.

Palisades Office Park

5901-B Peachtree Dunwoody Road NE

Suite 390

Atlanta, GA 30328.

Tel: +1 770-395-0300

Fax: +1 770-395-9911

E-mail: patni-usa@patni.com

Patni Americas, Inc.

222 W. Las Colinas

Suite 742 E

Irving, TX 75039.

Tel: +1 972-401-4800

Fax: +1 972-401-4801

E-mail: patni-usa@patni.com

Patni Telecom Solutions, Inc. USA

1521 California Circle

Milpitas, CA 95035.

Tel: +1-408-934-4800

Fax: +1-408-935-9690

E-mail: patni-usa@patni.com

Patni Americas, Inc.

Harborside Plaza 5

Suite 2910, 29th Floor

Jersey City, NJ 07311.

Tel: +1 201-680-7600

Fax: +1 201 680-2180

E-mail: patni-usa@patni.com

Patni Life Sciences, Inc.

1170 US Highway 22 East

Bridgewater, NJ 08807.

Tel: +1 908-255-1600

Fax: + 1 908-725-8999

E-mail: patni-usa@patni.com

Patni Americas, Inc.

Southfield, MI 48076.

Tel: +1 248-663-4098

Fax: +1 248-663-4029

E-mail: patni-usa@patni.com

Patni Americas, Inc.

1400 Opus Place

Suite 525

Downers Grove, IL 60515.

Tel: +1 630-874-1801

Fax: +1 630-271 9296

E-mail: patni-usa@patni.com

Patni Americas, Inc.

940 South Coast Drive

Suite 175

Costa Mesa, CA 92626.

Tel: +1 714-241-9555

Fax: +1 714-241-9556

E-mail: patni-usa@patni.com

Patni Americas, Inc.

205 N. Main Street

Bloomington, IL.

Tel: +1 309-823-4000

E-mail: patni-usa@patni.com

PCS Computer Systems Mexico, S.A.

Tecnologico De Monterrey

Campus Queretaro

Av. Epigmenio González #500

Fracc. San Pablo, C.P. 76130

Edificio 11, 4to. Piso

Querétaro, Qro., Mexico.

Tel: +52 442 290 6400

Fax: +52 442 290 6436

E-mail: patni-mexico@patni.com

Patni Computer Systems Brasil Ltda

Rua da Consolação, 247, 3rd floor

Suite 38A, São Paulo,

01301-903, Brazil.

C/o Tel: +1 617-914-8000

C/o Fax: +1 617-914-8200

C/o E-mail: patni-usa@patni.com

CANADA

Patni Americas, Inc.

Telsec Business Centres

Suite 1801, 1 Yonge St

Office 21A, Toronto Star Building

Toronto, Ontario M5E 1W7.

Tel: +1 416-214-7840

Fax: +1 416-369-0515

E-mail: patni-usa@patni.com

EUROPE, MIDDLE EAST, AFRICA (EMEA)

Patni Computer Systems (UK) Ltd.

The Patni Building

264-270, Bath Road

Heathrow UB3 5JJ

United Kingdom.

Tel: +44 20 8283 2300

Fax: +44 20 8759 9501

E-mail: patni-uk@patni.com

Patni Computer Systems (UK) Ltd.

22 Upper Grosvenor Street

London W1K 7PE.

Tel: +44 (0) 207 629 4243

Fax: +44 (0) 207 629 4263

E-mail: patni-uk@patni.com

Patni Computer Systems GmbH

Excellent Business Center

Bockenheimer Landstraße 17/19

60325 Frankfurt am Main

Germany.

Tel: +49 69 710 455-231

Fax: +49 69 710 455-450

E-mail: patni-germany@patni.com

Patni Computer Systems Ltd.

Annankatu 34A

00100 Helsinki, Finland.

Tel: +358 9 4730 7240

Fax: +358 9 586 5030

E-mail: patni-finland@patni.com

Patni Computer Systems Ltd.

Kista Entre, Knarrarnasgatan 7-9

164 40 Kista, Sweden.

Tel: +46 0 8 5229 1845

Fax: +46 0 8 5229 1846

E-mail: patni-sweden@patni.com

Patni Computer Systems Ltd.

Joop Geesinkweg 901-999

1096 AZ Amsterdam

The Netherlands.

Tel: +31 20 5616063

Fax: +31 20 5616666

E-mail: patni-nl@patni.com

Patni Computer Systems (Czech) s.r.o.

Prague 8, Karlin

Sokolovska 84/366

Postal Code 186 00

Czech Republic.

C/o Tel: +44 20 8538 0120

C/o Fax: +44 20 8538 0276

C/o E-mail: patni-uk@patni.com

Patni Telecom Solutions Pvt Ltd.

Dubai Branch

Office No 3, 1st Floor

International Automotive Building

Plot No. 215-256, Umm Ramool

Dubai, UAE.

Tel: 971-4-2852826

Fax: 971-4-2859926

E-mail: patni-dubai@patni.com

Patni Telecom Solutions Pvt Ltd.
South Africa Branch

C/o WK Wilton Inc.

9 Kinross Street

PO Box 4119

Germiston South

Johannesburg 1401.

Tel: +27 832128681

E-mail: patni-sa@patni.com

ASIA-PACIFIC (APAC)

Patni Computer Systems Ltd.

Akruti, MIDC Cross Road No 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 6693 0211

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Suite 202, 54 Miller Street

North Sydney, NSW 2060

Australia.

Tel: +61 2 8920 1122

Fax: +61 2 8920 1622

E-mail: patni-australia@patni.com

Patni Computer Systems Ltd.

Suite 205, 530 Little Collins Street

Melbourne, VIC 3000

Australia.

Tel.: +61 03 9909 7981

Fax: +61 03 9909 7788
E-mail: patni-australia@patni.com

Patni Computer Systems Ltd.

55, SDF II, SEEPZ

Andheri (E), Mumbai 400 096

India.

Tel: +91 22 2829 1454

Fax: +91 22 2829 2764

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Electronic Sadan, No: III

TTC Industrial Area, Mhape

Navi Mumbai 400 701

India.

Tel: +91 22 2763 7000

Fax: +91 22 2761 9602

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Building Nos 305 & 306, Sector No. II

Millennium Business Park, Mahape

Navi Mumbai 400 710

India.

Tel: +91 22 2778 3600

Fax: +91 22 2778 1086

E-mail: patni-mumbai@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Park

IT 1 / IT 2, TTC Industrial Area

Thane-Belapur Road, Airoli

Navi Mumbai 400 708

India.

Tel:+ 91 22 3917 5000

Fax: +91 22 3917 5002

E-mail: patni-airoli@patni.com

Patni Computer Systems Ltd.

Unit 5-8, Electronic Sadan III

MIDC Bhosari

Pune 411 026

India.

Tel: +91 20 2710 5000

Fax: +91 20 2712 1882

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

EL 31/10, “J” Block

MIDC, Bhosari

Pune 411 026

India.

Tel: +91 20 3985 6000

Fax: +91 20 2712 3396

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Level 0,1,2,5 & 6 Tower III

Cyber City, Magarpatta City Hadapsar

Pune 411 013

India.

Tel.: +91 20 3984 2000

Fax: +91 20 3984 2082

E-mail: patni-pune@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Center

139, 140, A Block

Noida Special Economic Zone (NSEZ)

Noida, 201305

India.

Tel: +91 120 3326 000

Fax: +91 120 3326 200

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

Patni Knowledge Center

142 E&F, B Block

Noida Special Economic Zone (NSEZ)

Noida, 201305

India.

Tel: +91 120 3324000

Fax: +91 120 332 4799

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

C-28, Sector 58

Noida 201301

India.

Tel: +91 120 3062 000

Fax: +91 120 2589 711

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-100, Sector 58

Noida 201301

India.

Tel: +91 120 3065 001

Fax: +91 120 3065 235

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-4/5, 3rd Floor, Logix Park

Sector 16, Noida 201301

India.

Tel: +91 120 2516 880-3

Fax: + 91 120 2516 890

E-mail: patni-noida@patni.com

Patni Computer Systems Ltd.

A-78/9, GIDC Electronics Estate

Sector 25, Gandhinagar 382 016

India.

Tel: +91 79 2328 7000

Fax: +91 79 2328 7007

E-mail: patni-gnr@patni.com

Patni Computer Systems Ltd.

Sipcot IT Park

Old Mahabalipuram Road

Siruseri, Chennai 603 103

India.

Tel: +91 44 4744 4444

Fax: +91 44 4744 4445

E-mail: patni-chennai@patni.com

Patni Computer Systems Ltd.

43, Electronics City Phase 1

Hosur Road

Bangalore 560 100

India.

Tel: +91 80 4190 2100

       +91 80 3910 2100

Fax: +91 80 2852 7150

E-mail: patni-bangalore@patni.com

Patni Telecom Solutions Pvt. Ltd.

Maximus Towers ‘2B’, III & IV Floors

Raheja Mindspace IT Park

Software Units Layout,

Madhapur, Hyderabad 500 081

India.

Tel: +91 40 3071 5000

Fax: +91 40 3071 5001

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

5Q4-A1 & A2, Cyber Towers

Hitec City, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 2311 9800

Fax: +91 40 2311 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

E-2 & E-3, Mariner Block, Phase-1

Vanenburg IT Park, Plot-17

Software Units Layout

Madhapur, Hyderabad 500 081

India.

Tel: +91 40 5000 9800

Fax: +91 40 5000 9801

E-mail: patni-hyd@patni.com

Patni Computer Systems Ltd.

Japan Branch

Kudan Center Building 1F

4-1-7, Kudan-Kita, Chiyoda-ku

Tokyo 102-0073, Japan.

Tel: +81-3-3222-8031

Fax: +81-3-3222-8030

E-mail: patni-japan@patni.com

Corporate Information

Board of Directors

Mr. Narendra K Patni, Chairman

Mr. Gajendra K Patni, Non-Executive Director

Mr. Ashok K Patni, Non-Executive Director

Mr. William O Grabe, Non-Executive Director

Mr. Louis Theodoor van den Boog, Non-Executive Director

Mr. Arun Duggal, Independent Director

Mr. Pradip Shah, Independent Director

Mr. Ramesh Venkateswaran, Independent Director

Dr. Michael A Cusumano, Independent Director

Mr. Arun Maira, Independent Director

Mr. Abhay Havaldar, Alternate Director to Mr. William O Grabe

Company Secretary

Mr. Arun Kanakal

Bankers

Standard Chartered Bank

90 M G Road, Fort

Mumbai 400 001

India.

Investor Relations Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

e-mail: investors.redressal@patni.com

Registrars and Transfer Agents

Karvy Computershare Private Limited

Plot No. 17-24

Vittal Rao Nagar, Madhapur

Hyderabad 500 081

India.

Tel: +91 40 2342 0815–820

Fax: +91 40 2342 0814

e-mail: igkcpl@karvy.com

Auditors to the Company

B S R & Co.

KPMG House

Kamala Mills Compound

448, Senapati Bapat Marg

Lower Parel

Mumbai 400 013

India.

Tel: +91 22 3989 6000

Fax: +91 22 3983 6000

Registered Office

S-1A, F-1, Irani Market Compound

Yerawada, Pune 411 006

India.

Tel: +91 20 2669 3457

Fax: +91 20 2669 3859

Corporate Office

Akruti Softech Park

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India.

Tel: +91 22 6693 0500

Fax: +91 22 2832 1750

This report is printed on 100% recycled paper

www.patni.com

PATNI COMPUTER SYSTEMS LIMITED
Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune — 411 006.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty First Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001 on Thursday, 25 June 2009, at 11:30 a.m. to transact the following business:

Ordinary Business:

1.               To receive, consider and adopt the audited Balance Sheet as at 31 December 2008 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.               To declare dividend on equity shares for the year ended 31 December 2008.

3.               To appoint a director in place of Mr. Arun Maira, who retires by rotation and being eligible, offers himself for re-appointment.

4.               To appoint a director in place of Mr. Pradip Shah, who retires by rotation and being eligible, offers himself for re-appointment.

5.               To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

6.              Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of sub-section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorised to re-appoint M/s. MGI Revideco AB, Authorised Public Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2009.”

7.              Alteration of Articles of Association of the Company

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the existing definition of “Employee Stock Option Scheme” or “ESOP” in Article No. 2.1(29), and Article Nos. 23(a), 23 (g), 32(a), 32(b) and 47 (a) be substituted by the following Articles respectively in the Articles of Association of the Company:

Article 2.1(29):       “Employee Stock Option Scheme” or “ESOP” shall mean the Patni ESOP 2003 (Revised 2008) of the Company and such other schemes as may be framed, approved and amended by the Board of Directors pursuant to which, in aggregate, options to purchase Equity Shares have been granted prior to the date hereof or are reserved and available for grant for up to 20% of the issued Equity Shares of the Company at any given time for (a) a permanent employee of the Company working in India or

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out of India (other than a Promoter Nominee); or (b) a Director of the Company, whether a whole-time Director or not (other than a Promoter Nominee); or (c) a person as defined in sub clause (a) or (b) of a Subsidiary, in India or out of India or of a holding company of the Company, to the extent permitted by law and on such terms and conditions as my be stipulated therein;

Article 23 (a) :         Until otherwise determined by the Company in a General Meeting and subject to Section 252 of the Act, the number of Directors (excluding Debenture Directors and Alternate Directors) shall not be less than three nor more than twelve.

Article 23 (g) :         Mr. N. K. Patni shall be and shall continue as permanent Chairman of the Board, and each of the AKP Group, the GKP Group, the NKP Group, and the GA Group and their respective nominee Directors shall vote in favour of Mr. N. K. Patni as the Chairman of the Board and the Company. The Shareholders shall cause the Company and the Company shall not cancel the Consultancy Agreement except in accordance with the termination provisions therein. The Shareholders shall further ensure that they and their nominee Directors will act and continue to act in accordance with the aforementioned Consultancy Agreement and to ensure the continued secondment of the services of Mr. N. K. Patni, to the Company as stipulated in the said Consultancy Agreement as amended upto date. Each of the AKP Group, the GKP Group, the NKP Group, and the GA Group, and their respective nominee Directors will further ensure through the Company, that neither Patni Americas Inc. nor any of its Directors will amend, modify or terminate the terms of Mr. N. K. Patni’s contract with Patni Americas Inc., except in accordance with the terms of such contract. So long as Patni America Inc.’s Consultancy Agreement with the Company continues, Mr. N. K. Patni’s services shall continue to be seconded to the Company. The Chairman shall preside at all meetings of the Board and the Company. In the absence of Mr. N. K. Patni at any meeting of the Board, the GA Nominee shall preside at such meeting as the Chairman. The Chairman shall have a casting vote in the event of a tied vote.

Article 32 (a)           The Company shall have a Managing Director or a Chief Executive Officer (C.E.O.) or a Manager. The Managing Director or C.E.O. or Manager shall be the person in charge of and responsible to the Company for conduct of the business of the Company. The C.E.O. would report to the Board of Directors of the Company.

Article 32 (b)           Subject to the provisions of the Act and these Articles and in particular to the prohibitions and restrictions contained in Section 293 of the Act, the Board may vest in such Managing Director or C.E.O. all the powers as the Board may resolve upon/decide from time to time.

Article 47 (a)           Board in consultation with the Chairman, will, from time to time appoint any person as Secretary of the Company and also remove any such Secretary to perform any function, which by the Act or these Articles for the time being of the Company, are to be performed by the Secretary and to execute any other ministerial or administrative duties which may from time to time be assigned to him by the Board. In addition to the rights of the Board under the Companies Act, 1956 the Chairman may, confer upon the Secretary so appointed any powers and duties as are not by the Act or by these Articles required to be exercised by the Board and may from time to time revoke, withdraw, alter or vary all or any of them with the consent of the Board. The Company Secretary shall continue to report to the Chairman for proper functioning of the Board. As regards non Board matters, the Company Secretary would keep Mr. N. K. Patni informed and seek Mr. N. K. Patni’s advice, and would report to the CEO or the Board, as the case may be. The Chairman may also at any time appoint some person (who need not be the Secretary), to maintain the Registers required to be kept by the Company.

8.              Appointment of Mr. Jeya Kumar as a ‘Manager’ with designation ‘Chief Executive Officer’ of the Company

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310, 311, 387, Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, and subject to other approvals as may be necessary including the approval from the Central Government, the Members of the Company hereby accord their approval for

2

the appointment of Mr. Jeya Kumar as a ‘Manager’ with designation ‘Chief Executive Officer’ w.e.f. 20 February 2009 for the period of five years on the terms and conditions as set out in the Explanatory Statement annexed to this notice.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to vary, alter or modify the different components of the remuneration as may be agreed by the Board of Directors and Mr. Jeya Kumar.”

9.              Grant of Options in excess of 1% of share capital

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchases Scheme) Guidelines, 1999 (hereinafter referred to as the “SEBI ESOP Guidelines”) and any amendment thereto, the consent of the Company be and is hereby accorded to the Board to offer and issue not exceeding 1,850,000 Options (1,500,000 Equity Linked Options and 350,000 Restricted Stock Units) under Patni ESOP 2003 (Revised 2008) i.e. in excess of 1% of the issued capital of the Company to Mr. Jeya Kumar, as per the terms of his appointment as set out in the Explanatory Statement annexed to this notice.”

10.       Appointment of Mr. Jeya Kumar as a Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Section 257 of the Companies Act, 1956, Mr. Jeya Kumar, CEO of the Company, in respect of whom the Company has received notice in writing from a Member under Section 257 of the Companies Act, 1956, signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, not liable to retire by rotation.”

11.       Appointment of Mr. Pradip Baijal as a Director

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Section 257 of the Companies Act, 1956, Mr. Pradip Baijal, in respect of whom the Company has received notice in writing from a Member under Section 257 of the Companies Act, 1956 signifying his intention to propose him as a candidate for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.”

12.       Employees Stock Option Plan [Patni ESOP 2003 (Revised 2008)]

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT in modification of Special Resolution No. 10 passed at 25th Annual General Meeting held on 30 June 2003 and also Special Resolution No. 11 and 12 ratified and passed at 26th Annual General Meeting held on 29 June 2004 in respect of Employee Stock Option Plan (‘Patni ESOP 2003 (Revised 2008)’), pursuant to Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956, the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines issued by Securities and Exchange Board of India or any other relevant authority on Employees Stock Option Plans, from time to time, and subject to such approvals, consents, permissions and sanctions, the Board of Directors of the Company (hereinafter referred

3

to as the “Board”, which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution), be and is hereby authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the Company (including Executive and Non-Executive Directors but excluding the Promoter Directors) under a ‘Patni ESOP 2003 (Revised 2008)’ created by the Company for the benefit of the employees, inter alia, on the terms and conditions as set out in the said Patni ESOP 2003 (Revised 2008).

RESOLVED FURTHER THAT options granted to Non-Executive Directors, including Independent Directors, shall not exceed 150,000 options in a financial year and in aggregate shall not be more than 1,500,000 under the said Patni ESOP Plan.”

13.       Employees Stock Option Plan [Patni ESOP 2003 (Revised 2008)]

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT in modification of Special Resolution No. 10 passed at 25th Annual General Meeting held on 30th June 2003 and also Special Resolution No. 11 and 12 ratified and passed at 26th Annual General Meeting held on 29th June 2004 in respect of Employee Stock Option Plan (‘Patni ESOP 2003 (Revised 2008)’), pursuant to Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956, the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines issued by Securities and Exchange Board of India or any other relevant authority on Employees Stock Option Plans, from time to time, and subject to such approvals, consents, permissions and sanctions, the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall be deemed to include the Compensation and Remuneration Committee or any other Committee which the Board may constitute to exercise its powers, including the powers conferred by this resolution), be and is hereby authorized on behalf of the Company to issue and allot additional 8,000,000 Equity Shares of nominal value of Rs. 2/- (Two) each to the permanent employees of the subsidiaries of the Company (including Executive and Non-Executive Directors of such subsidiaries but excluding the Promoter Directors) under a ‘Patni ESOP 2003 (Revised 2008)’ created by the Company for the benefit of the employees of the subsidiaries, inter alia, on the terms and conditions as set out in the said Patni ESOP 2003 (Revised 2008).”

14.       Revision in terms of employment of Mr. Anirudh Patni — Approval under section 314 of the Companies Act, 1956

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 314 and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modifications or re-enactment thereof, consent and approval of the Company be and is hereby accorded to Mr. Anirudh Patni, a relative of Mr. N. K. Patni, Chairman of the Company, to hold and continue to hold an office or place of profit as Senior Vice President — Strategy and Corporate Development, of Patni Americas Inc. (formerly Patni Computer Systems Inc.,) (“Patni Inc.”), a wholly owned subsidiary of the Company, on revised terms and conditions as set out in the Explanatory Statement annexed to this notice.”

15.       Remuneration to Non-Executive Directors

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT subject to such approvals as may be necessary, the Non-Executive Directors of the Company, be paid annually for each of the 5 years up to the year 2013, an amount not exceeding 1% of net profits of the Company,

4

as provided under Section 309(4) of the Companies Act, 1956 (the “Act”), or any amendment or modification thereof in addition to the sitting fees for attending the Meetings of the Board of Directors or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may from time to time determine.”

28 April 2009	By Order of the Board

Corporate Office:
Akruti Softech Park	Arun Kanakal
MIDC Cross Road No. 21	Company Secretary
MIDC, Andheri (East)
Mumbai - 400 093.

Notes:

1.               The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under Item Nos. 6 to 15, is annexed hereto.

2.               A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.               The Register of Members and the Share Transfer Books of the Company will be closed from 18 June 2009 to 25 June 2009 (both days inclusive) for the purpose of payment of dividend.

The dividend, if declared, will be paid on or after 29 June 2009 but within the statutory time limit of 30 days, to those Members entitled thereto whose names appear in the Register of Members of the Company as on 18 June 2009. In respect of shares held in dematerialized form in the Depository System, dividend thereon will be paid to the beneficial owners as per the list to be provided by the NSDL/CDSL, as on 18 June 2009.

All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No. 17—24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

4.               Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company/R & T Agent for the prescribed form.

5.               Queries, if any, on Accounts and Operations of the Company, may please be sent to the Company seven days in advance of the Meeting so that the answers may be available at the Meeting.

6.               Members are requested to bring their personal copy of the Annual Report to the Meeting.

5

EXPLANATORY STATEMENT
Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory Statement sets out all material facts relating to Item Nos. 6 to 15 of the accompanying Notice of the Annual General Meeting to be held on 25 June 2009.

Item No. 6

The Company has a branch office in Sweden. The Company had appointed M/s. MGI Revideco AB, Authorised Public Accountants, as Auditors of the Sweden Branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. M/s. MGI Revideco AB have confirmed their willingness to act as the Auditors, if appointed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolution for your approval.

Item No. 7

The Company proposes to amend the Articles of Association of the Company as under.

•                  Article 2.1 (29):

The Members of the Company had passed a Special Resolution at the 25th Annual General Meeting of the Company held on 30 June 2003 authorizing the Board to issue up to 11,142,085 equity shares of the Company to certain eligible employees under the Patni ESOP 2003. After Initial Public Offering (IPO) in February 2004, the said resolution was later ratified by the Members of the Company by passing the Special Resolutions at the 26th Annual General Meeting held on 29 June 2004.

Pursuant to the ESOP Plan of the Company, the Company has been granting options to the employees and Directors (excluding promoters) of the Company and its subsidiaries from time to time. The limit of 11,142,085 equity shares, as approved earlier by the Members of the Company, is almost exhausted due to grant of options from time to time. Accordingly, it is now proposed to increase the existing limit so as to enable the Company to issue and offer options to its employees and Directors (excluding promoters) of the Company and its subsidiaries as may be required from time to time.

In view of the above, the Company has proposed to increase ceiling available to the Company to grant options under its Employee Stock Option Plan from the existing 10% of issued capital of the Company to 20% of the issued capital of the Company.

Accordingly, it is proposed to amend the existing definition of “Employee Stock Option Scheme” or “ESOP” under Article 2.1 (29).

•                  Article 23(a): The current strength of the Board of the Company is ten Directors and the Article 23 (a) of the Articles of Association of the Company currently empowers the Company to appoint up to ten Directors.

The Company wishes to raise the strength of Board of the Company to induct Professional Directors with appropriate qualifications, skills, experience and background in diverse or related fields who can contribute to the maximization of shareholders’ worth and business objectives. Further, it is also proposed to induct Mr. Jeya Kumar, who has been appointed as CEO, on the Board of the Company.

In view of the above, it is required to raise the maximum limit of number of Directors that can be inducted on the Board as specified under Article 23 (a) to twelve Directors.

Accordingly, it is proposed to amend the Article 23(a) of the Articles of Association of the Company as stated above.

•                  Article 23(g), Article 32 (a) & (b) and Article 47 (a): The Board of Directors of the Company, at its meeting held on 11 February 2009, had appointed Mr. Jeya Kumar as ‘Manager’ with the designation as ‘Chief Executive Officer’ with effect from 20 February 2009 for the period of five years pursuant to the provisions of the Companies Act, 1956. The said appointment is further subject to the approval of Members at the Annual General Meeting and also subject to approvals of the statutory authorities including Central Government under Section 269 of the Companies Act, 1956 and other applicable provisions.

6

Mr. N. K. Patni has ceased to be CEO of the Company w.e.f. 20 February 2009. Accordingly, certain provisions in the Articles of Association of the Company are then required to be amended in order to enable the Company to appoint a new CEO and other allied issues.

In view of the above, it is proposed to amend the Article 23(g), Article 32 (a) & (b) and Article 47 (a) of the Articles of Association of the Company.

The Board recommends the resolutions for your approval.

Mr. N K Patni, Mr. G K Patni and Mr. A K Patni may be deemed to be directly/indirectly concerned or interested in the passing of the resolutions.

None of the other Directors of the Company are concerned or interested in the passing of the resolutions except to the extent of options which have been granted to them pursuant to Patni ESOP plan.

Item No. 8

The Board of Directors of the Company, at its meeting held on 11 February 2009, had appointed Mr. Jeya Kumar as ‘Manager’ with the designation as ‘Chief Executive Officer’ with effect from 20 February 2009 for the period of five years pursuant to the provisions of the Companies Act, 1956. The said appointment is further subject to the approval of Members at the ensuing Annual General Meeting and also subject to approvals of the statutory authorities including Central Government under Section 269 of the Companies Act, 1956 and other applicable provisions.

An abstract of terms of his appointment is set out below:

1.              Duties and responsibilities:

Full accountability for the strategic, operational and financial results of the Company.

2.              Salary:

An annual base (fixed) salary in Indian Rupees equivalent to Singapore Dollar (SGD) 1,252,000 per annum (inclusive of SGD 626,004 as basic salary per annum plus other components as per Company’s salary structure) payable monthly in accordance with the Company’s standard payroll procedures.

In addition to the above, Mr. Jeya Kumar will be eligible for the Annual Variable Compensation upto a maximum target amount being the Indian Rupees equivalent of SGD 2,000,000 subject to Mr. Jeya Kumar meeting / exceeding certain corporate and individual performance goals / targets / MBO as set / approved by the Compensation and Remuneration Committee and / or the Board.

All the payments / benefits / perquisites, including the above, will be subject to the applicable withholding taxes.

3.              One Time Joining Bonus:

Mr. Jeya Kumar will receive a one time joining bonus of Indian Rupees equivalent to SGD 133,000 within 15 days from the date of assuming the office of CEO of the Company.

4.              Medical/Life Insurance:

Life insurance, Personal Accident and Medical Insurance subject to the Company’s rules and policy. In addition, the Company will provide for Mr. Jeya Kumar’s existing CIGNA Insurance cover as per his existing terms.

5.              Provision for car/driver:

A suitable car in accordance with Company’s rules and policies; all maintenance costs, fuel, cost of employing a driver, road tax and insurance will be borne by the Company.

6.              Club Membership:

Mr. Jeya Kumar will be provided a membership of club at Mumbai and the Company will pay the requisite fees.

7.              Equity Compensation:

Participation in Restricted Stock Units (RSUs) and Stock Options: Mr. Jeya Kumar will be entitled to 1,500,000 Stock Options at fair market value on the date of Grant and 350,000 Restricted Stock Units (RSUs) under Patni ESOP 2003 (Revised 2008) at a purchase price equal to the par value of per share of the Company’s common stock. The Stock Options will vest over a period of 48 months from the date of grant in four equal installments of each from the first anniversary of the grant. The RSUs will vest in two equal installments from the date of grant from the first anniversary of the grant.

7

8.              Business Facilities:

Use of Telephones, computers, broadband connection, etc. for official purpose shall not be considered as perquisite.

9.              Encashment of Leave:

Subject to the Company policy, Mr. Jeya Kumar shall be entitled to encashment of leave that be lying to his credit at the time of retirement or at the end of his tenure. The amount of leave salary to be encashed shall be calculated on the basis of last pay drawn. This will not be included in calculation of ceiling of perquisites.

10.       Gratuity:

As per rules of the Company, payable in accordance with the approved fund at the rate of 15 days salary for each completed year of service, subject to five years of continuous employment. Period in excess of six months shall be reckoned as completed years of service.

11.       Employment and Termination

Termination with three months notice from either side. However, the Company, at its discretion, may choose to terminate it earlier by substituting the notice period by payment of salary in lieu of the notice period.

The perquisites would be valued as per Income Tax Rules, wherever applicable, and at costs. In addition to the above perquisites, the Board of Directors may grant other perquisites to Mr. Jeya Kumar, from time to time as they may deem fit within the limits laid down by the Companies Act, 1956.

Minimum Remuneration:

Notwithstanding anything herein above contained, in the event of absence of any profits or inadequacy thereof during any Financial year, Mr. Jeya Kumar may be paid remuneration by way of Salary, Allowances and Perquisites not exceeding the maximum limits prescribed under Schedule XIII of the Companies Act, 1956 or any statutory modification thereof.

The Company proposes to enter into an agreement with Mr. Jeya Kumar incorporating, inter alia, above terms of appointment. The Copy of draft agreement will be available for inspection at the Registered Office of the Company during the business hours till the date of the Annual General Meeting.

Accordingly, it is proposed to seek the approval of the Members as per the resolutions proposed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolutions for your approval.

Item No. 9

Pursuant to the terms of appointment of Mr. Jeya Kumar as mentioned under Item No. 8 above, he is entitled to 1,500,000 Stock Options at fair market value on the date of Grant and 350,000 Restricted Stock Units (RSUs) under Patni ESOP 2003 (Revised 2008) at a purchase price equal to the par value of per share of the Company’s common stock. The Compensation and Remuneration Committee of Directors vide resolution dated 10 March 2009, subject to the approval of Central Government and Members of the Company, has approved the grant of 1,500,000 Equity Linked Options at an Exercise Price of Rs. 106/- per share and 350,000 RSUs at a par value of shares i.e. Rs. 2/- per share to Mr. Jeya Kumar under the Company’s Stock Option Plan (“Patni ESOP 2003 (Revised 2008)”).

Pursuant to the Clause 6.3 and 17.5 of the Securities And Exchange Board of India (Employee Stock Option Scheme And Employee Stock Purchase Scheme) Guidelines, 1999, as amended from time to time (“SEBI ESOP Guidelines”), the approval of shareholders by way of separate resolution is required to be obtained, in case the grant of options to any identified employee(s), during one year, is equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant of options.

As on date of grant i.e. 10 March 2009, issued and paid up capital of the Company stands at 128,105,007 equity shares.

Accordingly, it is proposed to seek the approval of the Members as per the resolution set out at Item No. 9.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolutions for your approval.

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Item No. 10

The Company has received notice from a Member under Section 257 of the Companies Act, 1956 signifying his intention to propose Mr. Jeya Kumar, CEO of the Company, as a candidate for the office of Director.

Mr. Jeya Kumar, aged 54 years, has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He has also attended the Advanced Management Program at Oxford University.

Before joining Patni, Mr. Jeya Kumar was a CEO of MphasiS, a leading IT Solutions, Services and BPO provider. In his past positions, he was Senior Vice President of Sun Microsystems responsible for their $5.1 billion global services business, and a member of Sun’s Executive Management Group. Mr. Jeya Kumar has been with Sun since 1993 where he held various senior management positions including managing the services in Japan for several years.

Mr. Jeya Kumar’s leadership and broad experience in the software industry and strong focus on results and customer satisfaction will be an asset to the Company going forward.

Mr. Jeya Kumar neither holds directorship/committee membership of any other company nor have membership of any committee of Board of the Company.

As on date, Mr. Jeya Kumar does not hold any shares in the Company but holds options granted to him under Company’s Stock Option Scheme.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolutions for your approval.

Item No. 11

The Company has received notice from a Member under Section 257 of the Companies Act, 1956 signifying his intention to propose Mr. Pradip Baijal as a candidate for the office of Director.

Mr. Pradip Baijal, aged 66 years, is a Mechanical Engineer from I.I.T. Roorkee, and was a visiting fellow at Queen Elizabeth House, Oxford University from 1987 to 1988. He is a prolific writer and commentator on subjects — economic reforms, telecom and privatization. His papers and articles have been published in several noted journals and newspapers.

Mr. Pradip Baijal is a retired IAS Officer of 1966 batch. In a distinguished career spanning four decades, he held a diverse set of portfolios in both the central and state governments and from 2003 to 2006, he was the Chairman of the Telecom Regulatory Authority of India (TRAI). His previous assignments include — Secretary of the Ministry of Disinvestment, senior positions in the Ministry of Power, Ministry of Steel and Ministry of Agriculture (Fertilizer); and in the Madhya Pradesh State Government, as Principal Secretary, as Chairman of nine industrial corporations, and as Secretary, Finance and Commercial Taxes.

Mr. Baijal is a Whole-time Director in NOESIS Strategic Consulting Services Private Limited and he is an Independent Director in Nestle India Limited and GVK Power and Infrastructure Limited. He serves as the Chairman on the Audit Committee of Nestle India Limited. He is also a member of the Power Advisory board of IDFC and a member of the large projects monitoring committee of IOC.

Mr. Baijal neither holds any shares of the Company nor have any options granted to him under the Company’s Stock Option Scheme.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

None of the Directors of the Company are concerned or interested in the resolution.

The Board recommends the resolution for your approval.

Item Nos. 12 & 13

With the objective of attracting, motivating, rewarding and retaining employees of the Company and of its subsidiaries, for their high levels of individual performance and for their efforts to improve the financial performance of the Company and their loyalty to the Company, the Members of the Company had passed a Special Resolution at the 25th Annual General Meeting of the Company held on 30 June 2003 authorizing the Board to issue up to 11,142,085 equity shares of the Company to certain

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eligible employees under the Patni ESOP 2003. After Initial Public Offering (IPO) in February 2004, the said resolution was later ratified by the Members of the Company by passing the Special Resolutions at the 26th Annual General Meeting held on 29 June 2004. Pursuant to Patni ESOP 2003, the Board was authorized to grant, to the eligible employees, stock options to purchase equity shares of the Company. Subsequent to this, in December 2005, the Company also completed its initial offering of American Depositary Shares (“ADSs”) in the United States. The ADSs evidenced by American Depositary Receipts are currently traded in the United States on the New York Stock Exchange under the code PTI. In view of the above and in order to provide liquidity to employees of the Company or its subsidiaries, located outside India, to acquire ADSs or equity shares of the Company, the Company at its 28th Annual General Meeting held on 21 June 2006 amended the Patni ESOP 2003 to the extent that certain number of Options [2,000,000 ADSs (Representing 4,000,000 equity shares of Rs. 2/- each)] would be granted in the form of ADR Linked Options to enable certain employees to acquire the ADSs provided that the aggregate stock options, at any point in time, shall not exceed 11,142,085 equity shares (including the underlying shares issued in respect of ADSs) of par value of Rs. 2/- of the Company. Further, due to recent fall in the market prices in general and the information technology companies shares in particular, the options granted to the employees have become unattractive. In order to make them attractive and to motivate the employees to perform better, the Members of the Company at the 30th Annual General Meeting held on 26 June 2008 approved modifying/repricing terms of Options to enable the Company to issue Restricted Stock Units (“RSUs”) pursuant to the Patni ESOP 2003 (Revised 2008)(“the Patni ESOP Plan”).

Pursuant to the Patni ESOP Plan, the Company has been granting options to the employees and Directors (excluding promoters) of the Company and its subsidiaries from time to time. The limit of 11,142,085 equity shares, as approved earlier by the Members of the Company, is almost exhausted due to grant of options from time to time. In view of the above, it is now proposed to increase the existing limit by additional 8,000,000 equity shares so as to enable the Company to issue and offer options to the employees and Directors (excluding promoters) of the Company and its subsidiaries as may be required.

Grant of Options to Non-Executive Directors:

The Provisions of Clause 49 of the Listing Agreement makes it obligatory for the Company to obtain shareholders’ approval for laying the limits for the maximum number of stock options that can be granted to Non-Executive Directors, which is capped at 1,500,000 options in aggregate to all Non-Executive Directors, including Independent Directors, but it shall not exceed 150,000 options in a Financial Year. Further, if above mentioned 150,000 options are not granted to Non-Executive Directors, including Independent Directors, in any Financial Year, the same will be offered to the employees of the Company.

The salient features of the Patni ESOP Plan are as follows:

(a)

(I)    The total number of options under the Plan (including proposed increase): Total 19,142,085 Options (including proposed increase).

(i)    Existing limit as approved earlier by the Members on 30 June 2003 : 11,142,085 Options

(ii)   Proposed increase in the earlier approved limit as mentioned under (i) above : 8,000,000 Options

(Out of the overall limit of 19,142,085 as mentioned above under point no. (I), 2,000,000 ADR Linked Options (representing 4,000,000 underlying equity shares) are earmarked for grant of ADR Linked Options.)

Under the Patni ESOP Plan, one option entitles the holder to apply for one equity share of the Company. However, in case of the ADR Linked Options, one ADR Linked option entitles the holder to apply for two underlying equity shares of the Company.

Options which lapse/expire or are forfeited under the Patni ESOP Plan would be available to the Compensation and Remuneration Committee for future grants.

(b)	Identification of classes of employees entitled to participate in the Amended ESOP

The Patni ESOP Plan will be applicable to all permanent employees of the Company working in India or abroad or a Director of the Company whether Executive or Non-Executive Director except Promoter Director. The said Plan also covers the permanent employees of the subsidiary companies, working in India or abroad.

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(c)	Requirements of vesting and period of vesting

The minimum vesting period of an Employee Stock Option shall not be less than a period of 12 months from the date of Grant. Subject to the minimum and maximum periods, the vesting period in respect of any option grantee or a category of option grantee shall be determined by the Compensation and Remuneration Committee.

(d)	Maximum period (subject to clause 9.1 of the ESOS/ESPS Guidelines) within which the options shall be vested	As described in (c) above.

(e)	Exercise price or pricing formula	The Exercise price will be a market related price as contemplated under SEBI Guidelines on ESOPs as amended from time to time. However, RSUs are issued at par value of Equity Shares of the Company.

(f)	Exercise period and process of exercise

The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting. However, subject to minimum vesting period, the Options granted under the Patni ESOP Plan shall be exercisable at such times and under such conditions as determined by the Compensation and Remuneration Committee.

The Options shall be deemed to have been exercised when the Company receives:

(i)    Written notice (Exercise Form) from an Optionholder entitled to exercise the options; and

(ii)   Full payment for the shares with respect to which the options are exercised plus applicable FBT amount.

The Options will become exercisable in part or in whole.

(g)	The appraisal process for determining the eligibility of employees to the Plan

The Patni ESOP Plan is administered by the Compensation and Remuneration Committee. All permanent employees who are eligible under the ESOS/ESPS Guidelines may participate in the Patni ESOP Plan as identified by the said Committee.

Pursuant to the Patni ESOP Plan, the Compensation and Remuneration Committee has been empowered to determine, inter alia, the eligibility criteria, the quantum of options to be granted per employee and in aggregate. The eligibility criteria has been derived by the Committee by taking into consideration the various factors including but not limited to, the number of years of service in the organisation, position, present and future potential contribution to the growth of the organisation and/or such other criterion that may be determined by the Committee at its sole discretion. The appraisal process is done periodically against set targets and assignments, based on such periodic assessment/appraisal, the Committee grants the options to eligible employees.

(h)	Maximum number of options to be issued per employee and in aggregate

The Minimum and Maximum number of Options to be issued will be decided by the Compensation and Remuneration Committee. However, any identified employee will not, during any one year, be granted Options equal to or exceeding 1% of the issued capital of the Company at the time of grant of such options subject to SEBI Guidelines on ESOPs.

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(i)	Maximum number of options that can be granted to the Non-Executive Directors	1,500,000 stock options in aggregate to all Non-Executive Directors, including Independent Directors, but it shall not exceed 150,000 stock options in a Financial year.

(j)	Method of valuation	The Company shall use the intrinsic value method for valuation of the options.

(k)	Disclosure in the Directors’ Report

In case the Company calculates the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized, had it used the fair value of the options, shall be disclosed in the Directors’ Report and also the impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors’ report.

The Company shall conform to the accounting policies specified in Clause 13.1 of the ESOS/ESPS Guidelines and Guidance note on Accounting for Employee Share Based Payments issued by the Institute of Chartered Accountants of India.

The copy of the Patni ESOP 2003 (Revised 2008) is available for inspection at the Registered Office of the Company during the business hours till the date of the Annual General Meeting.

Resolution No. 12 is for approval for ESOP to employees of the Company.

Resolution No. 13 is for approval for ESOP to employees of the subsidiary companies.

None of the Directors of the Company are concerned or interested in the passing of the resolutions except to the extent of options which have been granted to them pursuant to Patni ESOP plan.

The Board recommends the resolutions for your approval.

Item No. 14

Since 1999, Mr. Anirudh Patni (son of Mr. N. K. Patni, Chairman of the Company) has been working with Patni Americas Inc. (formerly Patni Computer Systems Inc.)(“Patni Inc.”), a wholly owned subsidiary of the Company. In 2007, Mr. Anirudh Patni was promoted as Vice President — Corporate Development in Patni Inc. The appointment was also approved by the Members of the Company by passing the special resolution at the Annual General Meeting held on 21 June 2007 as required under Section 314 of the Companies Act, 1956.

Mr. Anirudh Patni is currently managing a team of professionals including a M & A team, and will be responsible for overall corporate strategy & corporate development, and conducts programme management for various activities like mergers and acquisitions including integration of assets acquired, business planning, strategy discussions for various businesses, corporate projects initiatives, etc. Considering his qualifications (he is an MBA from Wharton School of the University of Pennsylvania) and experience, it is proposed to revise the designation and remuneration payable to Mr. Anirudh Patni as under:

Designation: Senior Vice President — Strategy & Corporate Development.

Level: Executive Leadership Team Member

Salary: USD 300,000 (which shall be subject to an annual upward adjustment not exceeding 15% on last drawn salary) + up to 100 % variable (KRA, Leadership assessment and company performance incentives per annum and other allowances, perquisites, benefits and amenities as per the Company policy applicable to his grade).

The revision will be effective from 1 April 2009.

The Board of Director of the Company, at their meeting held on 28 April 2009, has approved the abovementioned revision subject to Members approval at the ensuing Annual General Meeting.

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Earlier, salary of Mr. Anirudh Patni for the period 1 July 2008 till 31 March 2009 was USD 250,000 + 50 % variable (KRA and company performance incentives per annum and other allowances, perquisites, benefits and amenities as per the Company policy applicable to his grade). The Board of Director of the Company, at their meeting held on 23 July 2008, had approved the said revision subject to Members approval at the ensuing Annual General Meeting.

Section 314(1) of the Companies Act, 1956, inter alia, provides that except with consent of the Company in General Meeting accorded by Special Resolution, no relative of director shall hold any office or place of profit under the Company or any subsidiary of the Company.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

Mr. N. K. Patni being relative of Mr. Anirudh Patni is deemed to be directly interested in this resolution. Mr. G. K. Patni and Mr. A. K. Patni being relatives of Mr. N. K. Patni are deemed to be directly or indirectly concerned or interested in the passing of this resolution.

None of the other directors are concerned or interested in the proposed resolution.

The Board recommends the resolution for your approval.

Item No.15

In order to remunerate the Non-Executive Directors, including the Independent Directors, of the Company for increased responsibilities under the law and Clause 49 of the Listing Agreement with the stock exchanges and to commensurate with the time devoted and the contribution made by them, the Board of Directors of the Company, at their Meeting held on 27 April 2004 and the Members of the Company at the 26th Annual General Meeting held on 29 June 2004, had approved payment of Commission to be paid annually for five years, an amount not exceeding 1% of net profits of the Company as provided under Section 309(4) of the Companies Act, 1956 or any amendment or modification thereof, in addition to the fee which they are getting for attending the Meetings of the Board of Directors or any Committee thereof, to be divided amongst the Directors aforesaid in such manner as the Board of Directors of the Company may from time to time determine.

It is now proposed to extend the payment of such commission to the Non-Executive Directors of the Company for the further period of five years upto year 2013 within the overall limit of 1% of the net profit of the Company as provided under section 309(4) of the Companies Act, 1956.

Section 309(4) of the Companies Act, 1956 requires a special resolution to be passed by the Members of the Company in General Meeting for payment of such remuneration to Non-Executive Directors of the Company.

Mr. Arun Duggal, Mr. Ramesh Venkateswaran, Mr. Pradip Shah, Mr. Arun Maira and Dr. Michael Cusumano, Independent Directors and Mr. Louis Theodoor van den Boog, Non-Executive Director of the Company, may be deemed to be interested or concerned in this Special Resolution.

The Board recommends the Special Resolution at Item No. 15 for approval of the Members.

For Patni Computer Systems Limited

Arun Kanakal
28 April 2009	Company Secretary

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Annexure to Item Nos. 3 & 4
Details of Directors seeking re-appointment at the Annual General Meeting

Mr. Arun Maira, aged 65 years, has been a director since June 2006. Mr. Maira received his bachelors and masters degrees in Physics from St. Stephen’s College, Delhi University. He worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate.

He was a Chairman of the Boston Consulting Group in India Since 2000. Prior to joining Boston Consulting Group in India, he worked in the USA with Arthur D. Little, the international consulting company, for 10 years where he served as Leader of its Global Organisation Practice and Managing Director of Innovation Associates, its subsidiary.

His directorships in other companies include Tata Chemicals Limited, Aditya Birla Nuvo Limited, Hero Honda Motors Limited, Mahindra Ugine Steel and Godrej Industries Limited. He also serves as a Member of the Audit Committee of Hero Honda Motors Limited.

Mr. Maira is the Chairman of Shareholders’/Investors’ Committee and he is also a Member of Compensation and Remuneration Committee and Nominating and Governance Committee of Directors of the Company.

As on date, Mr. Maira (alongwith his Family) holds 5050 shares in the Company and also holds options granted under Company’s Stock Option Scheme.

Mr. Pradip Shah, aged 55 years, has been a director since November 2003. Mr. Shah is a Chartered Accountant, has an MBA from the Harvard Graduate School of Business and a degree from The Institute of Cost and Works Accountants of India. Mr. Shah was responsible for introducing credit ratings in India and is a founder of CRISIL Limited.

Mr. Shah is currently the Chairman of the Board at IndAsia Fund Advisors Private Limited and Sonata Software Limited. His directorships in other companies include AMP IndAsia Fund Advisors (Mauritius) Limited, Asset Reconstruction Company (India) Limited, BASF India Limited, Godrej & Boyce Mfg. Limited, Hardy Oil & Gas Limited, Kansai Nerolac Paints Limited, KSB Pumps Limited, Mukand Limited, Panasonic Energy India Co. Limited, Pfizer Limited, Shah Foods Limited, Supra Advisors (BVI) Limited (British Virgin Islands), Tata Investment Corporation Limited, Wartsila India Limited, Grindwell Norton Limited and Wockhardt Hospitals Limited. He is also Chairman of the Audit Committees of Kansai Nerolac Paints Limited, Wartsila India Limited and Wockhardt Hospitals Limited. He also serves as a Member of the Audit Committees of BASF India Limited, Panasonic Energy India Co. Limited, Pfizer Limited, Sonata Software Limited; and is a Member of the Shareholders’ Grievance Committee of Pfizer Limited.

Mr. Pradip Shah is a Member of the Audit Committee of the Directors of the Company.

As on date, Mr. Shah does not hold any shares in the Company but holds options granted to him under Company’s Stock Option Scheme.

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Proxy Form Ledger Folio No. I/We of being a Member(s) of the abovenamed Company, hereby appoint or failing him of as my/our proxy to attend and vote for me/us on my/our behalf at the THIRTY-FIRST ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Behind Pune Railway Station, Pune-411 001, to be held on Thursday, 25 June 2009, at 11:30 a.m. or at any adjournment thereof. Signed this day of , 2009 * Applicable to Members holding shares in electronic form. (Signature of the Member) Note: This form, duly completed and signed, should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting. DP ID* Client ID* No. of Shares held PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune-411 006. Attendance Slip To be handed over at the entrance of the Meeting Hall Ledger Folio No. Full Name of the Member attending (IN BLOCK LETTERS): Full Name of Proxy (IN BLOCK LETTERS): I hereby record my presence at the THIRTY-FIRST ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R. B. M. Road, Behind Pune Railway Station, Pune-411 001, on Thursday, 25 June 2009, at 11: 30 a.m. (Signature of the Member) * Applicable to Members holding shares in electronic form. (To be signed at the time of handing over this slip) Note: Members are requested to bring their copies of the Annual Report to the meeting. DP ID* Client ID* No. of Shares held (To be filled in if Proxy attends instead of the Member) Please affix Revenue Stamp PATNI COMPUTER SYSTEMS LIMITED Regd. Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune-411 006.

65520 Patni Kurian / O’Brien Proof 2 Control Number 5026 WO 52110 Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOLD AND DETACH HERE Mark Here for Address Change or Comments SEE REVERSE RESTRICTED SCAN LINE AREA Patni Computer Systems Limited Ordinary Business: 1. To receive, consider and adopt the audited Balance Sheet as at 31 December 2008 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon. 2. To declare dividend on equity shares for the year ended 31 December 2008. 3. To appoint a director in place of Mr. Arun Maira, who retires by rotation and being eligible, offers himself for re-appointment. 4. To appoint a director in place of Mr. Pradip Shah, who retires by rotation and being eligible, offers himself for re-appointment. 5. To appoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration. Special Business: 6. Appointment of Branch Auditors. 7. Alteration of Articles of Association of the Company. 8. Appointment of Mr. Jeya Kumar as a ‘Manager’ with designation ‘Chief Executive Officer’ of the Company. 9. Grant of Options in excess of 1% of share capital. 10. Appointment of Mr. Jeya Kumar as a Director. 11. Appointment of Mr. Pradip Baijal as a Director. 12. Employees Stock Option Plan [Patni ESOP 2003 (Revised 2008)]. 13. Employees Stock Option Plan [Patni ESOP 2003 (Revised 2008)]. 14. Revision in terms of employment of Mr. Anirudh Patni – Approval under section 314 of the Companies Act, 1956. 15. Remuneration to Non-Executive Directors. Ordinary Business: 1. 2. 3. 4. 5. Special Business: 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting issued by the Company dated April 28, 2009. For a copy of the annual report and financial statements please go to www.patni.com. 65520 Patni BNYM 5/22/09 3:53 PM Page 1

65520 Patni Kurian / O’Brien Proof 2 Control Number 5026 WO 52110 PATNI COMPUTER SYSTEMS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York time) on June 17, 2009) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 18, 2009 (US Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on June 25, 2009 at Hotel Le Meridien, R.B.M. Road, behind Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution. 2. In absence of any instructions, a discretionary proxy will be given to a person designated by the Issuer. (Continued and to be marked, dated and signed, on the other side) BNYM SHAREHOLDER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 FOLD AND DETACH HERE Address Change/Comments (Mark the corresponding box on the reverse side) 65520 Patni BNYM 5/22/09 3:53 PM Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 8, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary